Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

GRUPO FINANCIERO GALICIA S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTE 33. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK	161

SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES	165

SCHEDULE D – BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING	166

SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT	167

SCHEDULE K – CAPITAL STOCK STRUCTURE	168

SCHEDULE L – FOREIGN CURRENCY BALANCES	169

SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES	170

SCHEDULE Q – INCOME STATEMENT BREAKDOWN	171

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS	172

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS	174

INDEPENDENT AUDITOR’S REPORT	176

INDEPENDENT AUDITOR’S REPORT	179

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Fiscal Year No. 20, commenced January 1, 2018

Legal Domicile: Tte. Gral. Juan D. Perón No. 430 – 25th floor, Buenos Aires – Argentina -

Principal Line of Business: Financial and Investment Activities

Registration No. with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority (I.G.J.): 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company:

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest Held by the Controlling Company in Shareholders’ Equity as of 12.31.18: 19.71%

Interest Held by the Controlling Company in Votes as of 12.31.18: 55.11%

Capital Status as of 12.31.18 (Note 32):

Figures Stated in Thousands of Pesos, except for “Amount” and “Voting Rights per Share”

Shares

Amount	Type	Voting Rights per Share	Subscribed	Paid-in	Registered

281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222	281,222
1,145,542,947	Ordinary Class “B”, Face Value of 1	1	1,145,543	1,145,543	1,145,543
1,426,764,597			1,426,765	1,426,765	1,426,765

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	12.31.18	12.31.17	01.01.17

Assets
Cash and Due from Banks	6	143,309,428	58,955,287	65,766,446
Cash		21,189,989	8,783,324	7,335,069
Financial Institutions and Correspondents		122,119,439	50,171,963	58,431,377
Argentine Central Bank (B.C.R.A.)		119,190,612	49,296,177	55,927,231
Other Local and Foreign Financial Institutions		2,928,827	875,786	2,504,146
Fair Value Debt Securities with Changes to Income	7	75,989,171	28,952,979	15,640,125
Derivative Instruments	8	1,785,640	525,362	124,521
Repo Transactions	9	2,068,076	9,676,101	-
Other Financial Assets	10	8,990,443	7,000,496	3,607,250
Net Loans and Other Financing	11	286,952,476	192,801,946	133,918,776
Non-financial Public Sector		11,777	5,795	14,359
Argentine Central Bank		533	2,441	2,886
Other Financial Institutions		7,872,353	4,661,902	2,752,463
To the Non-financial Private Sector and Residents Abroad		279,067,813	188,131,808	131,149,068
Other Debt Securities	12	14,489,766	2,729,876	1,611,401
Financial Assets Pledged as Collateral	13	10,817,492	6,330,557	5,478,854
Current Income Tax Assets	14	2,510,384	189,238	130,538
Investments in Equity Instruments	15	161,054	75,806	101,563
Equity Investments in Associates and Joint Ventures	16	-	-	155,656
Property, Plant and Equipment	17 and 18	10,885,015	9,790,398	8,532,328
Intangible Assets	19	3,743,723	905,861	830,327
Deferred Income Tax Assets	20	867,785	624,345	621,066
Assets for Insurance Contracts	21	957,210	671,664	521,230
Other Non-financial Assets	22	1,314,408	2,194,125	1,727,911
Non-current Assets Held for Sale	23	404,106	5,885,054	5,926,083
Total Assets		565,246,177	327,309,095	244,694,075

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	12.31.18	12.31.17	01.01.17
Liabilities
Deposits	24	360,097,275	200,728,891	150,377,065
Non-financial Public Sector		8,569,383	1,164,127	1,294,439
Financial Sector		711,737	115,152	62,957
Non-financial Private Sector and Residents Abroad		350,816,155	199,449,612	149,019,669
Fair Value Liabilities with Changes to Income	25	2,144,664	-	-
Derivative Instruments	8	1,835,789	573,218	157,599
Repo Transactions	9	1,948,559	1,131,127	1,644,714
Other Financial Liabilities	26	63,235,042	37,488,925	31,299,292
Loans from the Argentine Central Bank and Other Financial Institutions	27	19,446,028	7,869,048	6,896,316
Notes	28	29,983,653	13,735,029	11,857,717
Current Income Tax Liabilities	42	5,873,075	2,523,025	1,812,424
Subordinated debt	29	9,767,874	4,828,018	4,065,255
Provisions	30	1,449,323	607,455	384,876
Deferred Income Tax Liabilities	20	385,721	743,204	966,403
Liabilities for Insurance Contracts	21	1,103,220	809,809	626,393
Other Non-financial Liabilities	31	11,377,079	13,115,065	9,990,957
Total Liabilities		508,647,302	284,152,814	220,079,011
Shareholders’ Equity
Capital Stock	32	1,426,765	1,426,765	1,300,265
Non-capitalized Contributions		10,951,132	10,951,132	219,596
Capital Adjustments		278,131	278,131	278,131
Profit Reserves		25,024,870	17,390,568	12,536,831
Retained Income		2,827,741	2,526,299	8,544,176
Other Accumulated Comprehensive Income (Loss)		(57,361)	17,279	284,182
Net Income for the Fiscal Year	44	14,427,034	8,630,911	-
Shareholders’ Equity Attributable to the Controlling Company’s Shareholders		54,878,312	41,221,085	23,163,181
Shareholders’ Equity Attributable to Non-controlling Interests	51	1,720,563	1,935,196	1,451,883
Total Shareholders’ Equity		56,598,875	43,156,281	24,615,064

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	12.31.18	12.31.17
Interest Income	33	65,684,529	34,842,158
Interest-related Expenses	33	(38,360,494)	(15,401,658)
Net Income from Interest		27,324,035	19,440,500
Fee Income	33	21,109,105	17,370,183
Fee-related Expenses	33	(2,790,518)	(2,184,647)
Net Fee Income		18,318,587	15,185,536
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	33	15,053,353	4,928,798
Income from Derecognition of Assets Measured at Amortized Cost		192,847	-
Gold and Foreign Currency Quotation Differences	34	3,121,895	2,182,397
Other Operating Income	35	7,394,207	3,788,026
Underwriting Income from Insurance Business	36	2,386,329	2,054,553
Loan Loss Provisions	37	(10,327,852)	(4,604,058)
Net Operating Income		63,463,401	42,975,752
Personnel Expenses	38	(14,001,751)	(10,680,052)
Administrative Expenses	39	(14,457,117)	(9,785,940)
Depreciation and Impairment of Assets	40	(1,185,729)	(784,753)
Other Operating Expenses	41	(12,610,336)	(8,144,958)
Operating Income		21,208,468	13,580,049
Results from Associates and Joint Ventures		-	197,395
Income before Taxes from Continuing Activities		21,208,468	13,777,444
Income Tax from Continuing Activities	42	(6,471,218)	(4,335,394)
Net Income from Continuing Activities		14,737,250	9,442,050
Income from Discontinued Operations	23	74,776	-
Income Tax from Discontinued Activities	42	(22,882)	(185,362)
Net Income for the Fiscal Year		14,789,144	9,256,688
Net Income for the Fiscal Year Attributable to the Controlling Company’ s Shareholders		14,427,034	8,630,911
Net Income for the Fiscal Year Attributable to Non-controlling Interests	51	362,110	625,777

Items	Notes	12.31.18	12.31.17
Earnings per Share	44
Net Earnings Attributable to the Controlling Company’ s Shareholders		14,427,034	8,630,911
Net Earnings Attributable to the Controlling Company’s Shareholders Adjusted for Dilution		14,427,034	8,630,911
Weighted-Average of Ordinary Shares Outstanding for the Fiscal Year		1,426,765	1,332,617
Weighted-Average of Ordinary Shares Outstanding for the Fiscal Year Adjusted for Dilution		1,426,765	1,332,617
Basic Earnings per Share		10.11	6.48
Diluted Earnings per Share		10.11	6.48

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	12.31.18	12.31.17
Net Income for the Fiscal Year		14,789,144	9,256,688
Items of Other Comprehensive Income that will be Reclassified to Profit or Loss for the Fiscal Year
Income or Loss from Financial Instruments at Fair Value with Changes in OCI (Other Comprehensive Income) (Item 4.1.2a of IFRS 9)
Income (Loss) for the Fiscal Year from Financial Instruments at Fair Value with Changes in OCI(*)	33	(74,640)	(266,903)
Total Other Comprehensive Income (Loss) that will be Reclassified to Profit or Loss for the Fiscal Year		(74,640)	(266,903)
Total Other Comprehensive Income (Loss)		(74,640)	(266,903)
Total Comprehensive Income		14,714,504	8,989,785
Total Comprehensive Income Attributable to the Controlling Company’s Shareholders		14,352,394	8,364,008
Total Comprehensive Income Attributable to Non-controlling Interests		362,110	625,777

(*) Net of Income Tax.

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Movements	Notes	Capital Stock	Non- capitalized Contributions	Adjustments to Shareholders’ Equity	Other Comprehensive Income		Profit Reserves		Retained Income	Total Shareholders’ Equity Attributable to Controlling Interests	Total Shareholders’ Equity Attributable to Non- controlling Interests	Total Shareholders’ Equity
		Outstanding	Additional Paid-in Capital		Accumulated Income (Loss) from Financial Instruments at Fair Value with Changes in OCI	Others	Legal Reserve	Others

Balances as of 12.31.17		1,426,765	10,951,132	278,131	-	-	315,679	17,999,029	8,329,469	39,300,205	-	39,300,205

Adjustments to IFRS-based Accounting Framework	3				17,279	-	-	(924,140)	2,827,741	1,920,880	1,935,196	3,856,076

Balances as of 12.31.17		1,426,765	10,951,132	278,131	17,279	-	315,679	17,074,889	11,157,210	41,221,085	1,935,196	43,156,281

Purchase of Non-controlling Interests	51	-	-	-	-	-	-	504,833	-	504,833	(504,833)	-

Distribution of Dividends from Tarjetas Regionales S.A.	51	-	-	-	-	-	-	-	-	-	(71,910)	(71,910)

Distribution of Profits (*)

-Cash Dividends	43	-	-	-	-	-	-	-	(1,200,000)	(1,200,000)	-	(1,200,000)

-Other Reserves		-	-	-	-	-	25,300	7,104,169	(7,129,469)	-	-	-

Total Comprehensive Income for the Fiscal Year

Net Income for the Fiscal Year	44	-	-	-	-	-	-	-	14,427,034	14,427,034	362,110	14,789,144

Other Comprehensive Income (Loss) for the Fiscal Year		-	-	-	(74,640)	-	-	-	-	(74,640)	-	(74,640)

Balances as of 12.31.18		1,426,765	10,951,132	278,131	(57,361)	-	340,979	24,683,891	17,254,775	54,878,312	1,720,563	56,598,875

(*) Approved by Shareholders’ Meeting held on April 24, 2018. See Note 43.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Movements	Notes	Capital Stock	Non-capitalized Contributions	Adjustments to Shareholders’ Equity	Other Comprehensive Income		Profit Reserves		Retained Income	Total Shareholders’ Equity Attributable to Controlling Interests	Total Shareholders’ Equity Attributable to Non- controlling Interests	Total Shareholders’ Equity
		Outstanding	Additional Paid-in Capital		Accumulated Income (Loss) from Financial Instruments at Fair Value with Changes in OCI	Others	Legal Reserve	Others

Balances as of 01.01.17		1,300,265	219,596	278,131	-	-	315,679	12,221,152	6,017,877	20,352,700	1,451,883	21,804,583

Adjustments to IFRS-based Accounting Framework	3	-	-	-	284,182	-	-	-	2,526,299	2,810,481	-	2,810,481

Balances as of 01.01.17		1,300,265	219,596	278,131	284,182	-	315,679	12,221,152	8,544,176	23,163,181	1,451,883	24,615,064

Disposal of Equity Interest in Tarjeta del Mar S.A.	51	-	-	-	-	-	-	-	-	-	(49,861)	(49,861)

Purchase of Minority Interests	51	-	-	-	-	-	-	(924,140)	-	(924,140)	(3,087)	(927,227)

Distribution of Dividends from Tarjetas Regionales S.A.	51	-	-	-	-	-	-	-	-	-	(89,516)	(89,516)

Distribution of Profits (*)

-Cash Dividends	43	-	-	-	-	-	-	-	(240,000)	(240,000)	-	(240,000)

-Other Reserves		-	-	-	-	-	-	5,777,877	(5,777,877)	-	-	-

Capital Increase (**)	32	126,500	10,731,536	-	-	-	-	-	-	10,858,036	-	10,858,036

Total Comprehensive Income for the Fiscal Year

Net Income for the Fiscal Year	44	-	-	-	-	-	-	-	8,630,911	8,630,911	625,777	9,256,688

Other Comprehensive Income (Loss) for the Fiscal Year		-	-	-	(266,903)	-	-	-	-	(266,903)	-	(266,903)

Balances as of 12.31.17		1,426,765	10,951,132	278,131	17,279	-	315,679	17,074,889	11,157,210	41,221,085	1,935,196	43,156,281

*Approved by Shareholders’ Meeting held on April 25, 2017. See Note 43.

**Approved by Shareholders’ Meeting held on August 15, 2017. See Note 32.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	12.31.18	12.31.17
OPERATING ACTIVITIES CASH FLOWS
Net Income for the Fiscal Year before Income Tax		21,206,421	13,823,570
Adjustment to Obtain the Operating Activities Flows:
Interest Income		(65,684,529)	(34,842,158)
Interest-related Expenses		38,360,494	15,401,658
Net Loss from Measurement of Fair Value Financial Instruments with Changes to Income		(15,053,353)	(4,928,798)
Loan Loss Provisions		10,327,852	4,604,058
Depreciation and Impairment of Assets		1,185,729	784,753
Other Allowances		2,029,645	1,145,544
Quotation Difference		1,941,908	(244,914)
Results from Associates and Joint Ventures		-	(197,379)
Loss from Derecognition of Assets Measured at Amortized Cost		(192,847)	-
Other Operations		(36,530)	141,111
Net Increases/(Decreases) from Operating Assets:
Fair Value Debt Securities with Changes to Income		25,127,455	1,554,867
Derivative Instruments		423,303	27,617
Repo Transactions		618,177	776,742
Other Financial Assets		(1,874,091)	(3,788,191)
Net Loans and Other Financing
- Non-financial Public Sector		(11,465)	1,475
- Other Financial Institutions		(1,002,088)	(1,771,961)
- Non-financial Private Sector and Residents Abroad		16,858,834	(22,563,761)
Other Debt Securities		(8,730,278)	(944,886)
Financial Assets Pledged as Collateral		(4,070,319)	(851,704)
Investments in Equity Instruments		123,276	156,565
Other Non-financial Assets		821,390	(986,636)
CFA + CyS Discontinued Operations Flows		-	959,550
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector		7,385,258	(130,361)
- Financial Sector		(1,330,454)	52,195
- Non-financial Private Sector and Residents Abroad		51,752,583	31,685,854
Fair Value Liabilities with Changes to Income		1,458,684	-
Derivative Instruments		1,223,224	(14,523)
Repo Transactions		(1,219,178)	(736,440)
Other Financial Liabilities		19,300,842	2,475,591
Provisions		(20,844)	(106,162)
Other Non-financial Liabilities		1,535,801	148,453
Income Tax Collections/Payments		(5,126,842)	(2,774,304)
TOTAL OPERATING ACTIVITIES (A)		97,328,058	(1,142,575)

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	12.31.18	12.31.17
INVESTMENT ACTIVITIES CASH FLOWS
Payments:
Purchase of PP&E, Intangible Assets and Other Assets		(5,163,855)	(2,961,029)
Purchase of Non-controlling Interests		(924,140)	(907)
Other Payments Related to Investing Activities		(3,862)	(11,828)
Collections:
Sale of PP&E, Intangible Assets and Other Assets		67,156	207,054
Other Collections Related to Investing Activities		-	76,366
Dividends Earned		277,722	374,404
Discontinued Operations/Sale of Equity Investments in Associates and Joint Ventures		926,542	283,355
TOTAL INVESTMENT ACTIVITIES (B)		(4,820,437)	(2,032,585)
FINANCING ACTIVITIES CASH FLOWS
Payments:
Notes		(4,836,396)	(11,678,502)
Argentine Central Bank		(2,424)	(9,299)
Subordinated debt		(481,568)	(342,049)
Loans from Local Financial Institutions		(3,405,174)	(2,185,761)
Banks and International Entities		(8,402,272)	(172,850)
Dividends	43	(1,200,000)	(240,000)
CFA + CyS Discontinued Operations Flows		-	(599,638)
Collections:
Notes		14,265,093	11,446,255
Argentine Central Bank		10,972	11,895
Loans from Local Financial Institutions		5,081,470	596,911
Banks and International Entities		7,375,328	2,342,920
Equity Instruments Issued	32	-	11,004,383
TOTAL FINANCING ACTIVITIES (C)		8,405,029	10,174,265
EFFECT OF CHANGES IN EXCHANGE RATE (D)		35,565,579	4,428,812
CASH AND CASH EQUIVALENTS NET REDUCTIONS (A+B+C+D+)		136,478,229	11,427,917
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6	89,380,709	77,952,792
CASH AND CASH EQUIVALENTS AT FISCAL YEAR-END	6	225,858,938	89,380,709

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 1. ACCOUNTING STANDARDS AND BASIS FOR PREPARATION

Grupo Financiero Galicia S.A. (the “Company” and collectively with its subsidiaries, the “Group”) was constituted on September 14, 1999, as a financial service holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or the “Bank”). The Bank is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers. In addition, the Company has a controlling interest in Tarjetas Regionales S.A., which maintains investments related to the issuance of credit cards and supplementary services; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Administradora de Fondos S.A., a mutual fund manager, and Galicia Warrants S.A., a company engaged in the issuance of warrants.

These consolidated financial statements were approved and authorized for publication through the minutes of board of directors’ meeting No. 579, dated March 7, 2019.

1.1.        ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In light of the fact that the Group is subject to the Periodical Reporting Requirements contained in the provisions of Article 2 – Section I – Chapter I of Title IV of the Argentine National Securities Commission (“C.N.V.”) regulations, the Group is required to present its financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank. As required by the aforementioned article, we hereby report that:

-	the Company’s corporate purpose is exclusively related to financial and investment activities;

-

the equity investment in the Bank and Tarjetas Regionales S.A., the latter being subject to the consolidated supervision requirements prescribed by the Argentine Central Bank (Communiqué “A” 2989, as supplemented), accounts for 94.59% of the Company’s assets and constitutes the Company’s main asset;

-	92.76% of the Company’s income is derived from its share of profit (loss) in the entities referred to in the preceding paragraph; and

-	the Company has a 100% equity interest in the Bank and an 83% equity interest in Tarjetas Regionales S.A., thus having control over both entities.

The Argentine Central Bank, through Communiqué “A” 5541, as amended, set forth a convergence plan towards the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), which was addressed to entities under the Argentine Central Bank’s supervision, effective for the fiscal year that commenced on January 1, 2018, except for item 5.5 (Impairment) of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies”, both of which have been temporarily waived until January 1, 2020, at which time entities will be required to apply the provisions on Impairment of Financial Assets and restatement of financial statements in constant currency.

Entities are also required to prepare their opening financial statements since January 1, 2017, which will serve as comparative basis to the financial statements commencing on January 1, 2018, under these standards with the interim financial statements as of March 31, 2018 being the first interim financial statements being prepared under these standards.

The Group’s consolidated financial statements for the fiscal year ended December 31, 2018 have been prepared in accordance with IFRS 1 “First-time Adoption of International Financial Reporting Standards.”

Comparative figures and figures as of the transition date (January 1, 2017) have been modified to reflect the adjustments to the aforementioned accounting framework.

Note 3 presents a reconciliation of the figures disclosed in the balance sheet, statement of comprehensive income, statement of other comprehensive income, and statement of cash flows comprising the consolidated financial statements issued under the previous accounting framework to the figures disclosed according to the IFRS-based accounting framework, as well as the effects of adjustments to cash flows as of the transition date (January 1, 2017) and as of the adoption date (December 31, 2017).

These consolidated financial statements should be read together with the Group’s annual financial statements as of December 31, 2017 prepared in accordance with the accounting framework described above.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

It has been concluded that these consolidated financial statements fairly present the Group’s financial position, financial performance and cash flows, according to the IFRS-based accounting framework set forth by the Argentine Central Bank, as described in Note 1.2.(b)—Measurement Unit.

1.2.        BASIS FOR PREPARATION

These consolidated financial statements have been prepared in accordance with the IFRS-based accounting framework set forth by the Argentine Central Bank, as described in Note 1.1.

In preparing these consolidated financial statements, the Group is required to make estimates and assessments to determine the reported amounts of assets and liabilities, and contingent assets and liabilities disclosed as of the date of these consolidated financial statements, as well as the reported amounts of income and expenses for the fiscal year. Therefore, estimates are made in order to calculate, at a given time, the recoverable value of assets, the loan loss provisions and provisions for other contingencies, the depreciation charges and the income tax charge, among other things. Future actual results may differ from estimates and assessments made as of the date that these consolidated financial statements were prepared.

The areas involving a higher degree of judgment or complexity or the areas in which the assumptions and estimates are material for these consolidated financial statements are described in Note 2.

(a)        Going Concern

As of the date of these consolidated financial statements, there are no uncertainties as to developments or circumstances that may call into question the likelihood that the Group will continue operating normally as a going concern.

(b)        Measurement Unit

The Group’s consolidated financial statements reflect the effects of the changes in the purchasing power of currency until February 28, 2003, the date on which the adjustment for inflation was discontinued, as required by Communiqué “A” 3921 of the Argentine Central Bank.

Law No. 27468, enacted in November 2018, repealed the prohibition on presenting financial statements adjusted for inflation, as established by Decree 664/2003, and entrusted each regulatory agency with its application. In this regard, on February 22, 2019, through Communiqué “A” 6651, the Argentine Central Bank established that entities subject to its control shall be required to restate their financial statements into constant currency for the fiscal years commencing January 1, 2020.

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in terms of the current measurement unit as of the reporting period-end, irrespective of whether they are based on the historical cost or the current cost method. Accordingly, in general terms, inflation occurring since the acquisition date or since the revaluation date, as the case may be, should be accounted for in non-monetary items. These requirements are also applicable to the comparative information reported in the financial statements. According to IAS 29, monetary assets and liabilities are not required to be restated, for they are stated in the current unit of measurement as of the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted on the basis of such agreements. Non-monetary items measured at their current values at the end of the reporting period, such as net realizable value or otherwise, will not be restated. Other non-monetary assets and liabilities will be restated by applying a general price index. The income (loss) from the net monetary position will be charged to net income for the reporting period under a separate item.

In order to conclude whether a given economy qualifies as hyperinflationary pursuant to the terms of IAS 29, the standard sets forth certain factors that should be considered, including a three-year cumulative inflation rate reaching or exceeding 100%.

In this regard, the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), through Resolution J.G.539/18, and the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.), through Resolution C.D. 107/2018, have noted that, effective since the fiscal year ending on July 1, 2018 and thereafter, entities reporting under IFRS will be required to apply the inflation adjustment since the conditions for such application have been satisfied. In addition, on December 26, 2018, the C.N.V. issued General

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Resolution No. 777/2018 authorizing issuing entities to present accounting information in constant currency for annual financial statements for interim and special periods ending on or after December 31, 2018, except for financial institutions and insurance companies.

IAS 29 has not been applied in these financial statements, in accordance with the provisions set forth by Argentine Central Bank’s Communiqué “A” 6651 described to above. Therefore, in reading and analyzing these financial statements, users should consider the last years’ cumulative inflation rates and certain macroeconomic variables affecting the Group’s business, including labor costs and prices for supplies.

The application of IAS 29 “Financial Reporting in Hyperinflationary Economies” has general effects on the financial statements. Accordingly, such application would have significant effects on any reported amounts in the financial statements. For example, the Group’s shareholders’ equity and results of operations as of December 31, 2018 would amount to about $62,902 million and $(455) million, respectively.

(c)        Changes in Accounting Criteria/New Accounting Standards

As provided for in the Argentine Central Bank’s Organic Charter and the Financial Institutions Law, as new IFRS are approved or amended, or as the IFRS currently in force are repealed, and once these changes are adopted by way of Adoption Circulars handed down by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), the Argentine Central Bank will decide whether to approve such changes for financial institutions. In general terms, the early adoption of any given IFRS will not be admitted, unless specifically admitted at the time of adoption.

Below is a summary of the new standards, changes and interpretations which have been published but have not yet come into force for the fiscal year commencing on January 1, 2018, and which have not been adopted earlier.

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases” which sets out a new accounting model for leases. Under IFRS 16, a contract is or contains a lease if the contract confers the lessee a right to control the use of an identified asset for a period of time, for consideration. IFRS 16 requires that the lessee recognize the liability arising from the lease reflecting the lease’s future payments and a right of use of the assets for substantially all leases, other than certain short-term leases and leases of low-value assets. Lessor accounting is maintained as provided for in IAS 17. However, the new accounting model for lessee is expected to have an impact on negotiations between lessors and lessees. Entities are required to apply IFRS 16 for fiscal years commencing on or after January 1, 2019.

The Argentine Central Bank issued Communiqué “A” 6560 adopting the new IFRS and amendments to current IFRS, and setting forth the changes introduced to the chart of accounts and the reporting requirements as a consequence of such new IFRS and amendments coming into force.

The application of such standards is expected to cause an increase of about $2,500 million in total assets as a result of recording the right of use of assets net of their accumulated depreciation, coupled with an increase for the same amount in liabilities for recording the liability arising from the lease.

IFRS 17 “Insurance Contracts”: On May 18, 2017, the IASB issued IFRS 17 “Insurance Contracts,” establishing a comprehensive accounting framework based on measurement and disclosure principles for insurance contracts. The new standard supersedes IFRS 4 “Insurance Contracts,” and requires that insurance contracts be measured using current fulfillment cash flows and that revenues be recognized as the insurance service is delivered during the term of the coverage. Entities are required to apply IFRS 17 for fiscal years commencing on or after January 1, 2021. The Group is assessing the potential impact this standard will have on its financial statements.

IFRIC 23 “Uncertainty over Income Tax Treatment”: This interpretation clarifies how the recognition and measurement requirements of IAS 12 “Income Tax” should be applied when there is uncertainty over the income tax treatment. IFRIC 23 was published in June 2017 and entities will be required to apply it for fiscal years commencing on or after January 1, 2019.

Prepayment Features with Negative Compensation – Amendment to IFRS 9: The amendment to IFRS 9 enables entities to measure, at amortized cost, some prepayable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

profit or loss. To qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract” and the asset must be held within a ‘held to collect’ business model. Entities are required to apply the amendment to IFRS 9 for fiscal years commencing on or after January 1, 2019. The Group believes that the application of this standard would not have a material impact on the Group.

Investments in Associates and Joint Ventures – Amendments to IAS 28: The amendments to IAS 28 clarify the accounting for investments in associates and joint ventures for which the equity method is not applied. Entities shall account for such investments according to IFRS 9 “Financial Instruments” rather than applying the requirements for impairment set out in IAS 28 “Investments in Associates and Joint Ventures”. Entities are required to apply the amendments to IAS 28 for fiscal years commencing on or after January 1, 2019. The Group believes that the application of this standard would not have a material impact on the Group.

Annual Improvements to IFRS 2015–2017 Cycle: The following improvements were agreed to in December 2017.

✓	IFRS 3: The amendments to IFRS 3 made clear that obtaining control of a joint operation is a business combination that is achieved in stages.

✓	IFRS 11: The amendments to IFRS 11 made clear that the party obtaining control of a business that is a joint operation should not remeasure its previously held interest in that joint operation.

✓

IAS 12: The amendments to IAS 12 made clear that the tax consequences of dividends on financial instruments classified as equity should be recognized in profit or loss where the transactions or events that generated distributable profits are recognized.

✓

IAS 23: The amendments to IAS 23 made clear that if any specific borrowing is recorded after the qualifying asset is ready for its intended use or sale, then that borrowing becomes part of the funds that an entity borrows generally.

Entities are required to apply these amendments for fiscal years commencing on or after January 1, 2019. The Group believes that the application of this standard would not have a material impact on the Group.

✓

Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28: The IASB made limited amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. The amendments made clear the accounting for sales or contributions of assets between an investor and its associates and joint ventures. The amendments confirm that the accounting treatment depends on whether non-monetary assets sold or contributed to the associate or joint venture constitute a “business” (as defined in IFRS 3).

When non-monetary assets constitute a business, the investor will recognize the gain or loss on the sale or contribution of assets. If assets do not constitute a business, the gain or loss is recognized by the investor only up to the amount recognized by the other investor in the associate or joint venture. The amendments apply prospectively.

The IASB has decided to defer the date of application of this amendment until it completes its research on the equity method of accounting.

There are no other IFRS or IFRIC interpretations which have not yet come into force and which are expected to have a material impact on the Group.

1.3.        CONSOLIDATION

A subsidiary is an entity, including structured entities, over which the Group has control because (i) it has the power to direct the investee’s relevant activities substantially affecting its returns, (ii) it has exposure to, or rights in, variable returns by reason of its involvement with the investee, and (iii) it has the ability to use its power over the investee to affect the amount of the investor’s returns. The existence and effect of substantive rights, including potential voting rights, is taken into account when assessing whether the Group has influence on another entity. In order for a right to be substantive, it must be exercisable by its holder when decisions about the direction of the entity’s relevant activities need to be made. The Group may have control over an entity, even if it is entitled to less than a majority of voting rights.

In addition, other investors’ protective rights, such as those related to substantive changes to the investee’s activities or only applicable under exceptional circumstances, do not prevent the Group from having power over an investee. Subsidiaries are consolidated as of the date control is transferred to the Group, and are removed from consolidation as of the date on which control ceases.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The following table shows the subsidiaries consolidated into the Group’s consolidated financial statements, at their different levels:

Company	Country	Local and	Closing Date	Percentage Interest (%)
				12.31.18		12.31.17		01.01.17
		Functional Currency		Direct	Direct and Indirect	Direct	Direct and Indirect	Direct	Direct and Indirect
Banco de Galicia y Buenos Aires S.A.U.	Argentina	ARP	12.31.18	100.0	100.0	100.0	100.0	100.0	100.0
Cobranzas Regionales S.A.	Argentina	ARP	12.31.18	-	83.0	-	77.0	-	77.0
Galicia Administradora de Fondos S.A.	Argentina	ARP	12.31.18	95.0	100.0	95.0	100.0	95.0	100.0
Galicia Broker Asesores de Seguros S.A.	Argentina	ARP	12.31.18	-	99.9	-	99.9	-	99.9
Galicia Retiro Compañía de Seguros S.A.	Argentina	ARP	12.31.18	-	99.9	-	99.9	-	99.9
Galicia Seguros S.A.	Argentina	ARP	12.31.18	-	99.9	-	99.9	-	99.9
Galicia Valores S.A.	Argentina	ARP	12.31.18	1.0	100.0	1.0	100.0	-	100.0
Galicia Warrants S.A.	Argentina	ARP	12.31.18	87.5	100.0	87.5	100.0	87.5	100.0
Financial Trust Galtrust I	Argentina	ARP	12.31.18	-	-	-	100.0	-	100.0
Financial Trust Saturno Créditos	Argentina	ARP	12.31.18	-	100.0	-	100.0	-	100.0
Net Investment S.A. (in Liquidation)(*)	Argentina	ARP	12.31.18	-	-	87.5	100.0	87.5	100.0
Ondara S.A.	Argentina	ARP	12.31.18	-	83.9	-	78.2	-	78.2
Sudamericana Holding S.A.	Argentina	ARP	12.31.18	87.5	100.0	87.5	100.0	87.5	100.0
Tarjeta Naranja S.A.	Argentina	ARP	12.31.18	83.0	83.0	-	77.0	-	77.0
Tarjetas del Mar S.A.	Argentina	ARP	12.31.18	-	-	-	-	-	60.0
Tarjetas Regionales S.A.	Argentina	ARP	12.31.18	83.0	83.0	-	77.0	-	77.0

(*) The final distribution was paid out on January 9, 2018.

As a result of the application of IFRS 10 “Consolidation,” the Group has started to recognize Financial Trusts Saturno Créditos and Financial Trust Galtrust I in its consolidated financial statements, and has ceased to recognize Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., as these two companies have been classified as held for sale as of December 31, 2017 and January 1, 2017.

For purposes of the consolidation, the Group relied on its subsidiaries’ financial statements for the fiscal year ended December 31, 2018, which reflect the same period of time as the Group’s financial statements. The financial statements of Sudamericana Holding S.A. have been adjusted in order for them to reflect similar criteria to those applied by the Group in preparing its consolidated financial statements.

Accounts receivable and payable and gains (losses) from inter-company transactions were eliminated from the consolidated financial statements.

A non-controlling interest is a subsidiary’s share of net income (loss) and shareholders’ equity attributable to interests which are not owned by the Company, either directly or indirectly. Non-controlling interests are disclosed as a separate item of the Group’s shareholders’ equity.

According to the provisions set forth in IFRS 3 “Business Combinations,” the acquisition of subsidiaries is accounted for by applying the acquisition method. The identifiable assets and liabilities acquired and the contingent liabilities assumed in a business combination are measured at fair value on the acquisition date.

Goodwill is measured as the difference between the net resulting amount, as of the acquisition date, of the identifiable assets acquired, the liabilities assumed, the value of the consideration transferred, the amount of the non-controlling interest in the investee, and the fair value of an interest in the investee before the acquisition date.

The consideration transferred in a business combination is measured at the fair value of the assets transferred by the acquirer, the liabilities owing by such acquirer to the investee’s former owners, and the equity instruments issued by the acquirer. Transaction costs are recognized as expenses in the periods in which costs were incurred and services were received, other than transaction costs incurred in issuing equity instruments which are deducted from equity and the transaction costs incurred in issuing debt instruments, which are deducted from their carrying amount.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

1.4.        TRANSACTIONS WITH THE NON-CONTROLLING INTEREST

Transactions with the non-controlling interest are considered as transactions with the Group’s shareholders. When acquiring a non-controlling interest, the difference between the price paid and the respective interest in the carrying amount of the subsidiary’s net assets acquired is recognized in shareholders’ equity. The gains and losses on the disposal of equity interests are also recognized in shareholders’ equity, to the extent control is maintained.

1.5.        ASSOCIATES

Associates are entities over which the Group has significant influence (either directly or indirectly), but not control, usually associated to a 20%-50% interest in voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. The carrying amount of associates includes the goodwill identified in the acquisition, net of accumulated impairment losses, if any. Dividends received from associates reduce the carrying amount of the investment in associates. Other changes subsequent to the acquisition in the Group’s interest in an associate’s net assets are recognized as follows: (i) the Group’s interest in the profits or losses of the associates is accounted for in the income statement under Income (Loss) for Associates and Joint Ventures, and (ii) the Group’s interest in other comprehensive income is recognized in the statement of other comprehensive income and is disclosed separately. However, when the Group’s share of losses of an associate is equal to or higher than its interest in such associate, the Group ceases to recognize its share of additional losses, unless it has incurred liabilities or has made payments on behalf of the associate.

Unrealized gains in transactions between the Group and its associates are eliminated on a proportional basis to the Group’s interest in the associates; unrealized losses are also eliminated, unless the transaction evidences that the transferred asset has been impaired.

1.6.        SEGMENT REPORTING

An operating segment is a component of an entity (a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (b) whose operating results are reviewed regularly to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which confidential financial information is available.

Operating segments are reported consistently with the internal reports submitted to the board of directors, which is responsible for making the Group’s strategic decisions, allocating resources and assessing the performance of the operating segments.

1.7.        FOREIGN CURRENCY TRANSLATION

(a)        Functional Currency and Reporting Currency

The figures disclosed in the consolidated financial statements for each of the Group’s entities are stated in their functional currency, that is, the currency of the main economic environment in which they operate. These consolidated financial statements are stated in Argentine Pesos, which is the Group’s functional and reporting currency. (See Note 1.2).

(b)        Transactions and Balances

Transactions in foreign currency are translated to functional currency at the exchange rates prevailing on the transaction or valuation dates when items are measured at closing. Gains and losses in foreign currency on the settlement of these transactions and on the translation of monetary assets and liabilities to foreign currency at the exchange rates prevailing at closing are recognized in the income statement under “Gold and Foreign Currency Quotation Differences,” except when deferred in equity as in the case of qualifying cash flow hedges, where applicable.

Assets and liabilities in foreign currency are measured at the reference exchange rate of the U.S. Dollar set by the Argentine Central Bank prevailing at the close of operations on the last working day of each month.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

As of December 31, 2018, December 31, 2017, and January 1, 2017, balances in U.S. Dollars were converted applying the reference exchange rate ($37.8083, $18.7742 and $15.8502, respectively) set by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the U.S. Dollar were converted into the latter currency using swap rates reported by the Argentine Central Bank.

1.8.        CASH AND DUE FROM BANKS

The item Cash and Due from Banks includes cash available and unrestricted deposits held in banks, which are short-term liquid instruments and have a maturity of less than three months from the origination date.

The assets disclosed under cash and cash equivalents are accounted for at amortized cost which approximates its fair value.

1.9.        FINANCIAL INSTRUMENTS

Initial Recognition

The Group recognizes a financial asset or liability in its consolidated financial statements, as the case may be, when it becomes a party to the financial instrument contract. Purchases and sales are recognized on the trading date on which the Group buys or sells these instruments.

Upon initial recognition, the Group measures financial assets and liabilities at fair value, plus or less, in the case of instruments that are not recognized at fair value with changes in profit or loss, the transaction costs directly attributable to the acquisition, such as fees and commissions.

Where the fair value differs from the acquisition cost at the time of initial recognition, the Group recognizes the difference as follows:

a.

When the fair value is consistent with the financial asset or liability market value, or is based on a valuation method relying on market values only, the difference is recognized as profit or loss, as the case may be.

b.

In other cases, the difference is deferred, with recognition of the profit or loss over time being determined case by case. The difference is amortized during the life of the instrument until such time as the fair value can be measured on the basis of market values.

Financial Assets

a.        Debt Instruments

The Group classifies as debt instruments such instruments that are considered financial liabilities for the issuer, including loans, government and private securities, bonds, and accounts receivable from customers.

Classification

As set out in IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, at fair value with changes in other comprehensive income or at fair value with changes in profit or loss, on the basis of:

-	the Group’s business model to manage financial assets; and

-	the characteristics of contractual cash flows of the financial asset.

Business Model

The business model is the manner in which the Group manages a set of financial assets to achieve a specific business goal. It represents the manner in which the Group maintains instruments for cash generation.

The Group may follow several business models whose objective is:

-	Holding instruments until maturity;

-	Holding instruments in portfolio to collect cash flows and, in turn, sell them if deemed convenient; or

-	Holding instruments for trading.

The Group’s business model does not depend on the intended purpose of an individual instrument. Accordingly, this condition is not an approach for classification of instruments on an individual basis. Instead, such classification is determined at a higher level of aggregation.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The Group only reclassifies an instrument if and when the business model for managing financial assets has changed. Such reclassification takes place as from the commencement of the period in which the change has occurred. Such changes are not expected to be frequent, with no changes having occurred during the fiscal year.

Characteristics of Cash Flows

The Group assesses whether the cash flows from the aggregated instruments do not substantially differ from the cash flows it would receive as interest only; otherwise, such instruments should be measured at fair value with changes in profit or loss.

Based on the aforementioned, Financial Assets are classified into three categories:

(i)	Financial assets measured at amortized cost:

Financial assets are measured at amortized cost when:

(a)	the financial asset is held within a business model whose objective is to maintain financial assets to collect contractual cash flows; and

(b)	the contractual conditions of the financial asset give rise, on certain specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount.

These financial instruments are initially recognized at fair value plus the incremental and directly attributable transaction costs, and are subsequently measured at amortized cost.

The amortized cost of a financial asset is equal to its acquisition cost, net of accumulated amortization plus accrued interest (calculated applying the effective rate method), net of impairment losses, if any.

(ii)	Financial assets at fair value with changes in other comprehensive income:

Financial assets are measured at fair value with changes in other comprehensive income when:

(a)	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

(b)	the contractual conditions of the financial asset give rise, on certain specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount.

These instruments are initially recognized at fair value plus the incremental and directly attributable transaction costs, and are subsequently measured at fair value with changes in other comprehensive income. The gains and losses arising from the changes in fair value are included in other comprehensive income under a separate component of equity. Losses or impairment reversals, interest income, and exchange gains and losses are charged to income. Upon the sale or disposal of the instrument, the accumulated gains or losses previously recognized in other comprehensive income are reclassified from equity to the income statement.

(iii)	Financial assets at fair value with changes in profit or loss:

Financial assets at fair value with changes in profit or loss include:

-	Instruments held for trading;

-	Instruments specifically designated at fair value with changes in profit or loss; and

-	Instruments whose contractual terms do not represent cash flows but rather principal or interest payments only on outstanding principal amount.

These financial instruments are initially recognized at fair value and any fair value measurement is charged to the income statement.

The Group classifies a financial instrument as held for trading if such instrument is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or if it is part of a portfolio of financial instruments which are managed jointly and for which there is evidence of short-term profits, or if it is a derivative which does not qualify as a hedging instrument. Derivatives and trading securities are classified as held for trading and are measured at fair value.

Furthermore, financial assets may be measured at fair value with changes in profit or loss when, in doing so, the Group eliminates or substantially reduces a measurement or recognition inconsistency.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

b.        Equity Instruments

Equity instruments are those considered as such by the issuer; in other words, instruments which do not entail a contractual payment obligation and which evidence a residual interest on the issuer’s assets after deducting all of its liabilities.

Such instruments are measured at fair value with changes in profit or loss, except where management has availed, at the time of their initial recognition, of the irrevocable option to measure them at fair value with changes in other comprehensive income. This method may only be applied when instruments are not held for trading and their respective gains or losses will be accounted for in Other Comprehensive Income, with no reclassification being allowed, even if already realized. Dividends receivable from such instrument will be charged to income only at the time the Group becomes entitled to receive payment.

Financial Liabilities

Classification

The Group classifies its financial liabilities at amortized cost using the effective rate method, except for:

-	Financial liabilities measured at fair value with changes in profit or loss, including derivative instruments.

-	Liabilities resulting from the transfer of financial assets that do not meet the derecognition requirements.

-	Financial guarantee contracts.

-	Loan commitments at lower than market rates.

Financial liabilities measured at fair value with changes in profit or loss: The Group may, upon initial recognition, avail of the irrevocable option to designate a liability at fair value with changes in profit or loss, if and only if exercising such option results in a better measurement of financial information because:

-	the Group eliminates or substantially reduces measurement or recognition inconsistencies which would otherwise be revealed in valuation;

-

if financial assets and liabilities or a group of financial assets or liabilities are managed and performance is assessed on a fair value basis, according to a documented investment or risk management strategy; or

-	if a host contract contains one or more embedded derivatives and the Company has opted for designating the entire contract at fair value with changes in profit or loss.

Financial guarantee contracts: Financial guarantee contracts require that the issuer make specified payments to reimburse the holder for the loss it may incur if a specific debtor fails to make payment when due under the original or modified terms of a debt instrument.

Financial guarantee contracts and loan commitments at lower than market rates are initially measured at fair value and then remeasured at the higher value resulting from a comparison between the commission pending accrual at year-end and the applicable allowance for impairment.

Derecognition of Financial Instruments

Financial Assets

A financial asset or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets, is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed the obligation to pay right away all cash flows received to a third party under a pass-through agreement ; and substantially all risks and rewards inherent to the asset have been transferred or, if substantially all risks and rewards inherent to the asset have not been transferred or retained, when control over such asset has been transferred.

When the contractual rights to receive the cash flows generated by the asset have been transferred or a pass-through agreement has been entered into, the entity will assess whether or not, and to which extent, it has retained the risks and rewards inherent to ownership of an asset. If an entity has neither transferred nor retained substantially all risks and rewards inherent to ownership of an asset, nor has it transferred control over such asset, then it will continue recognizing such asset in its financial statements to the extent of its continuing involvement with the same.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

In this case, the entity will also recognize the related liability. The transferred asset and the related liability are measured in such a manner as to reflect the rights and obligations the Group has retained.

When continuing involvement takes the form of collateral over the transferred asset, it is measured at the lower of (i) the original carrying amount, and (ii) the maximum amount of the consideration received which the entity could be required to repay.

Financial Liabilities:

A financial liability is derecognized when the payment obligation ends, is canceled or expires. When an existing financial liability is exchanged for another with the same borrower under substantially different terms, or the prevailing terms are substantially modified, such exchange or modification will be treated as a derecognition of the original liability, and a new liability will be recognized. The difference between the carrying amount of the initial financial liability and the consideration paid is recognized in the consolidated income statement. When renegotiation terms do not substantially differ or the terms are not significantly modified, the flows of modified financial liabilities are discounted at the original contract rate.

1.10.        DERIVATIVE INSTRUMENTS

Derivative instruments, including foreign exchange contracts, interest rate futures, forwards, interest rate and currency swaps, and currency and interest rate options, are carried at fair value.

All derivative instruments are accounted for as assets when fair value is positive and as liabilities when fair value is negative, relative to the agreed-upon price. Changes in the fair value of derivative instruments are charged to income for the fiscal year.

The Group has not applied hedge accounting in these consolidated financial statements.

1.11.        REPO TRANSACTIONS

Reverse Repo Transactions

According to the derecognition principles set out in IFRS 9, these transactions are treated as secured loans for the risk has not been transferred to the counterparty.

Loans granted in the form of reverse repo agreements are accounted for under “Repo Transactions”, classified by counterparty (financial debtors, Argentine Central Bank and non-financial debtors) and also classified by the type of assets received as collateral.

At the end of each month, accrued interest income is charged against “Repo Transactions” with its corresponding offsetting entry in “Interest Income.”

The underlying assets received in respect of the reserve repo transactions are accounted for in Off-Balance Sheet Items. These accounts reflect, as of each month-end, the notional amounts of current transactions measured at fair value and converted to their equivalent amounts in Pesos, where applicable. The assets received and sold by the Group are not deducted, but rather derecognized at the end of the repo transaction, and an in-kind liability is recorded to reflect the obligation of delivering the security disposed of.

Repo Transactions

Loans granted in the form of repo agreements are accounted for under “Repo Transactions”, classified by counterparty (financial creditors, Argentine Central Bank and non-financial creditors) and also by the type of asset pledged as collateral.

In these transactions, when the recipient of the underlying asset becomes entitled to sell it or pledge it as collateral, it is reclassified to “Financial Assets Pledged as Collateral” At the end of each month, these assets are measured according to the category they were classified into before the repo transaction, and results are charged against the applicable accounts, depending on the type of asset.

At the end of each month, accrued interest expense is charged against “Repo Transactions” with its corresponding offsetting entry in “Interest-related Expenses.”

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

1.12.        ALLOWANCES FOR LOAN LOSSES

As concerns allowances for loan losses, the “Minimum Allowances for Loan Losses” set out in Section 8 of the Liquidity and Solvency Circular (LISOL) still remain in force and are detailed below:

Entities are required to apply the following guidelines on minimum allowances for loan losses in respect of total debts owing by their customers:

Commercial Loan Portfolio	Consumer or Consumer Comparable Loan Portfolio	With Preferred Guarantees	Without Preferred Guarantees
Normal	Normal	1%	1%
Under Observation	Low Risk	3%	5%
Under Negotiation or under Refinancing Agreements	N/A	6%	12%
With Problems	Medium Risk	12%	25%
High Risk of Insolvency	High Risk	25%	50%
Uncollectible	Uncollectible	50%	100%
Uncollectible due to Technical Reasons	Uncollectible due to Technical Reasons	100%	100%

Loans backed with preferred guarantees “A” require a provision of 1% independently of the customer category.

The aforementioned categories of debtors are broken down as follows:

- Commercial Loan Portfolio: It includes all loans other than:

•	Consumer and mortgage loans.
•	Commercial loans for up to the equivalent of 100% of the reference value set out in the standard.

- Consumer Loan Portfolio: It includes all loans excluded from the preceding item.

On the other hand, the status assigned to each debtor within the commercial loan portfolio is determined, in the first instance, on the basis of the debtor’s repayment capacity and, in the second instance, on the basis of the foreclosure of its assets, while the status assigned to debtors within the consumer and consumer comparable loan portfolio is assigned on the basis of the degree of fulfillment of their respective obligations.

Among other specific provisions, the Group has opted for discontinuing interest accrual for customers classified in an irregular status.

1.13.        LEASES

1.13.1.        Operating Leases

Leases where the lessor retains a substantial portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of lease incentives) are recognized in profit or loss on a straight-line basis over the term of the lease.

1.13.2.        Financial Leases

Financial leases are capitalized, at the commencement of the lease, at the lower of the fair value of the leased asset and the present value of minimum lease payments.

Each lease payment is distributed between liabilities and financial charges. The respective lease liabilities, net of financial charges, are included in other financial liabilities. The interest component of the financial cost is charged to income during the lease term in such a manner as to obtain a constant periodical interest rate on the remaining balance of the liability for each period. Assets acquired under a financial lease are depreciated during the shorter of the asset useful life and the lease term.

1.14.        PROPERTY, PLANT AND EQUIPMENT

The Group has availed of the option set out in IFRS 1 “First-time Adoption of IFRS” and has adopted the fair value as attributed cost for certain items of property, plant and equipment as of the transition date to the IFRS discussed in Note 3.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Assets are measured at acquisition or construction cost, net of accumulated depreciation and/or impairment losses, if any. The cost includes expenses directly attributable to the acquisition or construction of the items.

The items of property, plant and equipment acquired in business combinations were initially measured at their estimated fair value at the time of the acquisition.

Subsequent costs are included in the value of the asset and are recognized as a separate asset, as the case may be, if and only if future economic benefits are expected to flow to the Group and its cost can be measured reliably. When improvements are introduced to the asset, the carrying amount of the asset being replaced is derecognized, and the new asset is depreciated over its remaining useful life.

Repair and maintenance expenses are recognized in the consolidated income statement for the year in which they were incurred.

Depreciation is calculated on a straight-line basis, using annual rates sufficient to extinguish the value of the assets at the end of their estimated useful life. If an asset is comprised by significant components with varying useful lives, such components will be recognized and depreciated as separate items.

Property, plant and equipment residual values, useful lives and depreciation methods are reviewed and adjusted, as needed, as of each year-end or when indicators of impairment exist.

The carrying amount of property, plant and equipment is immediately reduced to its recoverable value when the carrying amount exceeds the estimated recoverable value.

Gains and losses from the disposal of items of property, plant and equipment are calculated by comparing the proceeds from the disposal to the carrying amount of the respective asset and are charged to income.

1.15.        INTANGIBLE ASSETS

1.15.1.         Licenses

Licenses acquired individually are initially measured at cost, while licenses acquired through business combinations are measured at their estimated fair value on the acquisition date.

As of the date of these consolidated financial statements, intangible assets with a definite useful life are disclosed net of accumulated amortization and/or impairment losses, if any. These assets are tested for impairment on an annual basis or when indicators of impairment exist.

Licenses acquired by the Group were classified as intangible assets with a definite useful life and are amortized on a straight-line basis over the license term.

Intangible assets with an indefinite useful life are those arising from contracts or other legal rights renewable at no significant cost and for which, on the basis of an analysis of all relevant factors, there is no foreseeable time limit during which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are rather tested for impairment on an annual basis or when indicators of impairment exist, either individually or at the cash-generating unit level. The determination of the indefinite useful life is reviewed on an annual basis to confirm whether it is still applicable.

1.15.2.        Software

Costs associated with software maintenance are recognized as an expense when incurred. Development, acquisition and deployment costs, identifiable and directly attributable to the design and testing of software controlled by the Group, are recognized as assets.

Costs incurred in software development, acquisition and deployment recognized as intangible assets are amortized on a straight-line basis during the estimated useful life.

1.16.        ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

1.16.1.        Assets Held for Sale

The assets, or group of assets, classified as available for sale pursuant to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” are disclosed separately from the other assets.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

An asset may be classified as available for sale (including the loss of control over a subsidiary) if its carrying amount is fundamentally recoverable as a result of a sale transaction, in lieu of the continued use of such asset.

In order for an asset to be included in the preceding classification, it will have to meet the following conditions:

-	it must be available for immediate sale in its current condition;

-	management must be committed to a plan to sell the asset and must have initiated an active program to locate a buyer and complete the plan;

-	the asset must be actively marketed for sale at a reasonable price in relation to its current fair value;

-	the sale must be expected to be completed within 12 months from the reclassification date;

-	it is unlikely that the plan will be significantly changed or withdrawn.

Assets, or groups of assets, classified as available for sale pursuant to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” are measured at the lower of the carrying amount and fair value less costs to sell at closing.

The asset will not be depreciated for as long as it is classified as held for sale, or as long as it is part of a disposal group of assets classified as held for sale.

1.16.2.        Discontinued Operations

A discontinued operation is a Group’s component that either has been disposed of, or classified as held for sale, and meets any of the following conditions:

-	represents either a separate major line of business or a geographical area of operations;

-	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

-	is an independent entity exclusively acquired for resale.

Any gain or loss on the remeasurement of an asset (or disposal group) classified as held for sale which does not meet the requirements to be classified as a discontinued operation will be recognized in income from continuing operations.

1.17.        IMPAIRMENT OF NON-FINANCIAL ASSETS

Assets with an indefinite useful life are not amortized, but are rather tested for impairment on an annual basis. Unlike the preceding assumption, amortizable assets are tested for impairment when events or circumstances occur indicating that their carrying amounts may not be recoverable or, at least, on an annual basis.

Impairment losses are recognized when the carrying amount of an asset exceeds its recoverable value. The recoverable value of an asset is the higher of the net proceeds that would be derived from its disposal or its value in use. For purposes of the impairment test, assets are grouped at the lowest level for which identifiable cash flows are generated (cash-generating units or CGU). The carrying amount of non-financial assets, other than goodwill, which have experienced impairment is reviewed at each reporting date to check for potential impairment reversal.

1.18.        TRUST ASSETS

Assets held by the Group in its capacity as trustee are not reported in the consolidated balance sheet because the Group has neither control over the trust nor the risks and benefits of assets. Commissions and fees earned on trust activities are disclosed in “Fee Income”.

1.19.        OFFSETTING

Financial assets and liabilities are offset by reporting the net amount in the consolidated balance sheet only to the extent the entity currently has a legally enforceable right of set-off, and intends to settle on a net basis, or realize the asset and settle the liability simultaneously.

1.20.        LOANS FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS

The amounts owing to other financial institutions are recorded at the time the bank disburses the proceeds to the economic group. The non-derivative financial liability is measured at amortized cost. Where the Group buys back its own debt, such debt will be removed from its consolidated financial statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expense, as the case may be.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

1.21.        PROVISIONS / CONTINGENCIES

According to the IFRS-based accounting framework adopted by the Argentine Central Bank, a provision will be recognized when:

a.	an entity has a present obligation (legal or constructive) as a result of a past event;

b.	it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and

c.	a reliable estimate can be made of the amount of the obligation.

The Group will be deemed to have a constructive obligation where (a) the Group has assumed certain responsibilities as a consequence of past practices or public policies, and (b) as a result, the Group has created an expectation that it will discharge those responsibilities.

The Group recognizes the following provisions:

•

For labor, civil and commercial lawsuits: These provisions are calculated on the basis of attorneys’ reports about the status of the proceedings and the estimate about the potential losses the Group may sustain, as well as on the basis of past experience in proceedings of these kinds.

•

For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for the Group. In estimating the provision amounts, the Group evaluates the likelihood of occurrence taking into consideration the opinion of its legal and professional advisors.

The provision amount recognized by the Group must be the best estimate at the reporting year-end of the disbursement required to settle the current obligation.

Where the financial effect of the discount is material, the provision amount must be the present value of the disbursements expected to be required to settle the obligation, applying a pre-tax interest rate that reflects prevailing market conditions on the value of money and the risks specific to such obligation. The increase in the provision due to the passage of time is recognized under Financial Income (Loss), Net in the income statement.

The Group will not account for positive contingencies, other than those arising from deferred taxes and those whose occurrence is virtually certain.

As of the date of these consolidated financial statements, the Group’s management believes there are no elements leading to the determination of the existence of contingencies that might be materialized and have a negative impact on these consolidated financial statements other than those set forth in Note 47.

1.22.        OTHER NON-FINANCIAL LIABILITIES

Non-financial accounts payable are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

1.23.        NOTES

The Notes issued by the Group are measured at amortized cost. Where the Group buys back its own notes, the liability in respect of such notes will be deemed discharged and, accordingly, the notes will be derecognized. Where the Group buys back its own debt, such debt will be removed from its consolidated financial statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expense, as the case may be.

1.24.        ASSETS AND LIABILITIES ARISING FROM INSURANCE CONTRACTS

Assets and liabilities arising from the Group’s insurance contracts are valued and recorded according to the criteria set forth in IFRS 4 “Insurance Contracts”.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Assets for Insurance Contracts

Insurance contracts are those contracts under which the Group (as insurer) has accepted an insurance risk from the other party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

Once a contract has been classified as an insurance contract, it continues to be an insurance contract for its remaining useful life, even if the insurance risk is significantly reduced during this period, unless all the rights and obligations are extinguished or expire.

The insurance contracts offered by the Group include property insurance covering fire, homeowners’ insurance, theft and similar risks, property damage and personal accidents, among other risks. They also include life and retirement insurance.

Total premiums are recognized as an account receivable on the date of issuance of the policy. At the same time, a reserve for unaccrued premiums representing premiums for risks that have not yet expired is recorded in liabilities. Unaccrued premiums are recognized as revenues during the contract period, which is also the coverage and risk period. The carrying amount of accounts receivable from insurance is reviewed for impairment, provided that events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is charged to the income statement.

Liabilities Recognized for the Insurance Business

Debts with Insureds

Reserves for insurance losses account for debts with insureds for losses reported to the company and the estimated losses that have already been incurred but to date have not been reported to the company (IBNR losses). Reported losses are adjusted based on technical reports received from independent appraisers.

Debts with Reinsurers and Co-insurers

The Group mitigates the risk for some of its insurance businesses through coinsurance or reinsurance contracts with other companies. In the case of coinsurance, the company associates with another company to cover such risk by assuming only a share thereof and, accordingly, of the premium as well. In the case of reinsurance, such risk is transferred to another insurance company both proportionally (as a share of the risk) and non-proportionally (the excess of loss is covered above a specified limit). Ceded reinsurance agreements do not release the Group from its obligations towards the insureds.

Liabilities for coinsurance and reinsurance represent the amounts owed under the same terms and amounts payable are estimated consistently with the contract that has given rise thereto.

Debts with Insurance Brokers

Debts with insurance brokers represent liabilities with insurance brokers and representative agents arising from commissions on insurance operations which they originate for the Group’s companies. They also include the current account balances with those entities.

Statutory Reserves

Statutory reserves include the reserves for obligations of future benefits by virtue of their life insurance policies, annuities and accidents, and the reserves for retirement insurance contracts.

The Group evaluates, at the end of the reporting period, the adjustment of insurance liabilities that have been recognized, using the current estimates of future cash flows from insurance contracts. If the evaluation shows that the carrying amount of its liabilities for insurance contracts (less deferred acquisition costs and related intangible assets) is not adequate, considering the estimated future cash flows, the total amount of the inadequacy will be recognized in profit or loss. According to IFRS 4, the Group will be required to determine the adequacy of the carrying amount recorded pursuant to the guidelines set out in IAS 37.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

1.25.        SHAREHOLDERS’ EQUITY

Shareholders’ equity accounts are stated in a currency which does not reflect the changes in the price index since February 2003, except for the item “Capital Stock”, which is carried at face value. The restatement adjustment is included in “Adjustments to Shareholders’ Equity.”

Ordinary shares are recognized in shareholders’ equity and carried at face value. When any company comprising the Group buys shares of the Company’s capital stock (treasury stock), the payment made, including any cost directly attributable to the transaction (net of taxes), is deducted from shareholders’ equity until the shares are either canceled or disposed of.

1.26.        PROFIT RESERVES

Pursuant to Section 70 of the General Corporations Law, the Company and its subsidiaries, other than Banco Galicia, are required to appropriate 5% of the net income for the fiscal year to the Legal Reserve until such reserve is equal to 20% of capital stock, plus the balance of the Capital Adjustment account.

As concerns Banco Galicia, according to the regulations set forth by the Argentine Central Bank, 20% of net income for the fiscal year, net of previous years’ adjustments, if any, is required to be appropriated to the legal reserve. Notwithstanding the aforementioned, in appropriating amounts to other reserves, Financial Institutions are required to comply with the provisions laid down by the Argentine Central Bank in the revised text on distribution of dividends described in Note 54.8.

1.27.        DISTRIBUTION OF DIVIDENDS

The distribution of dividends to the Group’s shareholders is recognized as a liability in the consolidated financial statements for the fiscal year in which dividends are approved by the Group’s shareholders.

1.28.        REVENUE RECOGNITION

Financial income and expense is recognized in respect of all debt instruments in accordance with the effective rate method, pursuant to which all gains and losses which are an integral part of the transaction effective rate are deferred.

Gains or losses included in the effective rate embrace disbursements or receipts relating to the creation or acquisition of a financial asset or liability, such as preparation and processing of the documents required to consummate the transactions, and payments received for the extension of credit arrangements. The Group accounts for its non-derivative financial liabilities at amortized cost, except for those included in “Fair Value Liabilities with Changes to Income,” which are measured at fair value.

Fees and commissions earned by the Group on the origination of syndicated loans are not part of the product effective rate, and are recognized in the income statement at the time the service is delivered, to the extent the Group does not retain a portion of the same, or such effective rate is maintained under the same conditions as the other participants. Commissions and fees earned by the Group on negotiations in third parties’ transactions are not part of the effective rate either, and are recognized at the time the transactions are executed.

IFRS 15 establishes the principles that an entity shall apply to recognize revenue and cash flows from contracts for the sale of goods or services to its customers.

The amount that should be recognized will be the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Group’s income from services is recognized in the income statement as performance obligations are fulfilled, thus differing income from customer loyalty programs, which are accounted for at the fair value of the points and the redemption rate, until such time as points are redeemed by customers and may be charged to profit or loss for the year.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Below is a summary of the main commissions earned by the Bank:

Commissions	Earning Frequency
Retail Products and Services
Savings Accounts	Monthly
Checking Accounts	Monthly
Credit-card Renewal	Annual
Safe Deposit Boxes	Quarterly
Bonds and Shares Transactions	On each transaction
Wholesale Products
Account Maintenance	Monthly
Deposits and Withdrawals among Branches	Monthly
Foreign Trade Transactions	On each transaction

1.29.    INCOME TAX AND MINIMUM PRESUMED INCOME TAX

1.29.1.    Income Tax

The income tax expense for the year includes current and deferred tax. Income tax is recognized in the consolidated income statement, except for items required to be recognized directly in other comprehensive income. In this case, the income tax liability related to such items is also recognized in such statement.

The current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted as of the balance sheet date in the countries where the Group operates and generates taxable income. The Group periodically assesses the position assumed in tax returns in connection with circumstances in which the tax laws are subject to interpretation. On the other hand, when required, the Group sets up provisions in respect of the amounts expected to be required to pay to the tax authorities.

Deferred income tax is determined, in its entirety, by applying the liability method on the temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax arising from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction does not affect income or loss for accounting or tax purposes, is not recorded. The deferred tax is determined using tax rates (and laws) enacted as of the date of the financial statements and that are expected to be applicable when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences might be offset.

The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

(i)	the Group controls the timing on which temporary differences will be reversed; and
(ii)	such temporary differences are not likely to be reversed in the foreseeable future.

The balances of deferred tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis.

1.29.2.        Minimum Presumed Income Tax

The Group determines the minimum presumed income tax at the effective rate of 1% of the computable assets at each fiscal year-end. This tax is supplementary to income tax. The Group’s tax liability is equal to the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The minimum presumed income tax credit disclosed under “Current Income Tax Assets” is the portion the Group expects to offset against the income tax in excess of minimum presumed income tax to be generated in the following ten fiscal years.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

1.30.        EARNINGS PER SHARE

Basic earnings per share are calculated as income (loss) attributable to the Group’s ordinary shareholders, excluding the after-tax effect of benefits attached to preferred shares, divided by average ordinary shares outstanding.

Diluted earnings per share are calculated by adjusting income (loss) attributable to shareholders and average ordinary shares outstanding for the effects of the potential conversion into equity instruments of all convertible notes held by the Group at period-end.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The preparation of these consolidated financial statements in accordance with the IFRS-based accounting framework requires the use of certain significant accounting estimates. It also requires that management make judgments in applying the accounting standards set forth by the Argentine Central Bank to define the Group’s accounting criteria.

The Group has identified the following areas which involves a higher degree of judgment or complexity, or the areas in which the assumptions and estimates are material for these financial statements, as essential to understand the underlying accounting/financial reporting risks.

a.        FAIR VALUE OF DERIVATIVE INSTRUMENTS AND OTHER INSTRUMENTS

The fair value of financial instruments not listed in active markets is determined using valuation techniques. Such techniques are validated and reviewed periodically by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being put into use in order to ensure that results reflect current information and comparable market prices. Where possible, models rely on observable information only; however, certain factors, such as the Group’s own and the counterparty’s credit risk, volatilities and correlations, require the use of estimates. Changes in the assumptions about these factors may affect the reported fair value of financial instruments.

b.        IMPAIRMENT LOSSES ON LOANS AND ADVANCES

The Group makes estimates about its customers’ repayment capacity to determine the provision level it is required to set up according to the Argentine Central Bank regulations.

Such estimates are made as frequently as required by the minimum loan loss provisions set forth by the Argentine Central Bank.

Requirements for Allowances for Loan Losses

The Argentine Central Bank requires that minimum allowances for loan losses be setup for the different categories in which customers are classified. The rates vary by category and by whether the loans are secured. The percentages apply to total customer obligations, both principal and interest. The allowance for loan losses on the performing portfolio is unallocated, while allowances for the other categories are individually allocated. The regulations require the suspension of interest accrual or the setup of allowances for the 100% of interest for customers classified as “With Problems”, “Medium Risk,” or lower.

c.        IMPAIRMENT OF NON-FINANCIAL ASSETS

Intangible assets with a definite useful life and property, plant and equipment are amortized or depreciated on a straight-line basis during their estimated useful lives. The Group monitors the conditions associated with these assets to determine whether the events and circumstances warrant a review of the remaining amortization or depreciation term and whether there are factors or circumstances indicating impairment in the value of the asset which might not be recoverable.

Identifying the indicators of impairment of property, plant and equipment and intangible assets requires the use of judgment. The Group has concluded that there were no indicators of impairment for any of the years reported in its consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

d.        INCOME TAX AND DEFERRED TAX

The assessment of current and deferred tax assets and liabilities requires a significant level of judgment. Current income tax is accounted for according to the amounts expected to be paid, while deferred income tax is accounted for on the basis of the temporary differences between the carrying amount of assets and liabilities and their tax base, at the rates expected to be in force at the time of reversal of such differences.

A deferred tax asset is recognized when future taxable income is expected to exist to offset such temporary differences, based on management’s assumptions about the amounts and timing of such future taxable income. Then, management needs to determine whether deferred tax assets are likely to be used and offset against future taxable income. Actual results may differ from these estimates, for instance, changes in the applicable tax laws or the outcome of the final review of the tax returns by the tax authorities and tax courts.

Future taxable income and the number of tax benefits likely to be available in the future are based on a medium-term business plan prepared by management, on the basis of expectations which are deemed reasonable.

NOTE 3. TRANSITION TO IFRS

3.1.    REQUIREMENTS FOR THE TRANSITION TO IFRS

The following is a reconciliation between the shareholders’ equity, income statement, other comprehensive income and statement of cash flows amounts related to the consolidated financial statements issued according to the accounting framework in effect prior to the transition date (January 1, 2017) and the adoption date (December 31, 2017), and the amounts presented according to the IFRS-based accounting framework (see Note 1.1) in these consolidated financial statements, as well as the effects of adjustments to cash flows.

Consolidated Balance Sheet	Prior Accounting Framework 12.31.17	Reclassifications	Adjustments	References(*)	IFRS-based Accounting Framework (See Note 1.1) 12.31.17

ASSETS

Cash and Due from Banks	56,659,196	2,617,636	(321,545)	(**)	58,955,287
Debt Securities	38,770,736	(38,770,736)	-		-
Net Loans and Other Financing	197,335,168	(197,335,168)	-		-
Other Receivables Resulting from Financial Brokerage	33,358,644	(33,358,644)	-		-
Receivables from Financial Leases	1,676,637	(1,676,637)	-		-
Equity Investments in Associates and Joint Ventures	28,704	(28,704)	-	(a)	-
Miscellaneous Receivables	3,809,643	(3,809,643)	-		-
Property, Plant and Equipment	4,469,499	579,726	4,741,173	(b)	9,790,398
Miscellaneous Assets	623,762	(623,762)	-		-
Intangible Assets	3,577,022	(2,293,367)	(377,794)	(c)	905,861
Unallocated Items	71,277	(71,277)	-		-
Other Assets	632,272	(632,272)	-		-
Fair Value Debt Securities with Changes to Income	-	29,212,736	(259,757)	(d)	28,952,979
Derivative Instruments	-	525,362	-	(e)	525,362
Repo Transactions	-	9,676,101	-		9,676,101
Other Financial Assets	-	6,962,699	37,797	(f)	7,000,496
Net Loans and Other Financing	-	199,772,221	(6,970,275)	(g)	192,801,946
Other Debt Securities	-	2,612,231	117,645	(h)	2,729,876
Financial Assets Pledged as Collateral	-	6,395,575	(65,018)	(j)	6,330,557
Current Income Tax Assets	-	294,979	(105,741)	(**)	189,238
Investments in Equity Instruments	-	20,870	54,936	(i)	75,806
Deferred Income Tax Assets	-	608,722	15,623	(p)	624,345
Assets for Insurance Contracts	-	671,664	-		671,664
Other Non-financial Assets	-	2,789,898	(595,773)	(k)	2,194,125
Non-current Assets Held for Sale	-	4,740,383	1,144,671	(l)	5,885,054
TOTAL ASSETS	341,012,560	(11,119,407)	(2,584,058)		327,309,095

(*) The references are related to the explanations included in Note 3.5.

(**) The adjustments are related to the deconsolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. (See Note 23).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Consolidated Balance Sheet	Prior Accounting Framework 12.31.17	Reclassifications	Adjustments	References(*)	IFRS-based Accounting Framework (See Note 1.1) 12.31.17

LIABILITIES

Deposits	203,450,563	12,324	(2,733,996)	(**)	200,728,891
Other Liabilities Resulting from Financial Brokerage	81,343,100	(81,343,100)	-		-
Miscellaneous Liabilities	8,570,777	(8,570,777)	-		-
Provisions	713,208	-	(105,753)	(m)	607,455
Subordinated debt	4,828,018	-	-		4,828,018
Unallocated Items	55,673	(55,673)	-		-
Minority Interest	1,935,141	(1,935,197)	56		-
Other Liabilities	815,875	(815,875)	-	(r)	-
Derivative Instruments	-	573,218	-		573,218
Repo Transactions	-	1,131,127	-		1,131,127
Other Financial Liabilities	-	37,424,437	64,488	(n)	37,488,925
Loans from the Argentine Central Bank and Other Financial Institutions	-	8,496,781	(627,733)	(o)	7,869,048
Notes	-	16,038,690	(2,303,661)	(**)	13,735,029
Current Income Tax Liabilities	-	2,722,352	(199,327)	(**)	2,523,025
Deferred Income Tax Liabilities	-	69,283	673,921	(p)	743,204
Liabilities for Insurance Contracts	-	818,347	(8,538)	(r)	809,809
Other Non-financial Liabilities	-	13,303,600	(188,535)	(q)	13,115,065
TOTAL LIABILITIES	301,712,355	(12,130,463)	(5,429,078)		284,152,814
SHAREHOLDERS’ EQUITY
Capital Stock, Contributions and Reserves	30,970,736	(924,140)	-		30,046,596
Retained Income	-	-	2,526,299		2,526,299
Other Accumulated Comprehensive Income	-	-	17,279		17,279
Net Income for the Fiscal Year	8,329,469	-	301,442		8,630,911
Shareholders’ Equity Attributable to the Controlling Company’s Shareholders	39,300,205	(924,140)	2,845,020		41,221,085
Shareholders’ Equity Attributable to Non-controlling Interests	-	1,935,196	-		1,935,196
TOTAL SHAREHOLDERS’ EQUITY	39,300,205	1,011,056	2,845,020		43,156,281

(*) The references are related to the explanations included in Note 3.5.

(**) The adjustments are related to the deconsolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. (See Note 23).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Consolidated Balance Sheet	Prior Accounting Framework 01.01.17	Reclassifications	Adjustments	References(*)	IFRS-based Accounting Framework (See Note 1.1) 01.01.17

ASSETS

Cash and Due from Banks	61,166,250	4,990,886	(390,690)	(**)	65,766,446
Debt Securities	13,700,800	(13,700,800)	-		-
Net Loans and Other Financing	137,451,655	(137,451,655)	-		-
Other Financial Assets	18,178,275	(18,178,275)	-		-
Receivables from Financial Leases	955,346	(955,346)	-		-
Equity Investments in Associates and Joint Ventures	52,964	(30,357)	133,049	(a)	155,656
Miscellaneous Receivables	3,440,115	(3,440,115)	-		-
Property, Plant and Equipment	2,873,552	1,007,566	4,651,210	(b)	8,532,328
Miscellaneous Assets	1,221,237	(1,221,237)	-		-
Intangible Assets	2,582,255	(1,172,745)	(579,183)	(c)	830,327
Unallocated Items	89,035	(89,035)	-		-
Other Assets	539,140	(539,140)	-		-
Fair Value Debt Securities with Changes to Income	-	14,591,209	1,048,916	(d)	15,640,125
Derivative Instruments	-	124,260	261	(e)	124,521
Repo Transactions	-	-	-		-
Other Financial Assets	-	4,008,281	(401,031)	(f)	3,607,250
Net Loans and Other Financing	-	138,733,249	(4,814,473)	(g)	133,918,776
Other Debt Securities	-	1,788,234	(176,833)	(h)	1,611,401
Financial Assets Pledged as Collateral	-	5,676,405	(197,551)	(j)	5,478,854
Current Income Tax Assets	-	226,971	(96,433)	(**)	130,538
Investments in Equity Instruments	-	30,412	71,151	(i)	101,563
Deferred Income Tax Assets	-	630,004	(8,938)	(p)	621,066
Assets for Insurance Contracts	-	521,230	-		521,230
Other Non-financial Assets	-	1,950,103	(222,192)	(k)	1,727,911
Non-current Assets Held for Sale	-	4,740,064	1,186,019	(l)	5,926,083
TOTAL ASSETS	242,250,624	2,240,169	203,282		244,694,075
(*) The references are related to the explanations included in Note 3.5.

(**) The adjustments are related to the deconsolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. (See Note 23).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Consolidated Balance Sheet	Prior Accounting Framework 01.01.17	Reclassifications	Adjustments	References(*)	IFRS-based Accounting Framework (See Note 1.1) 01.01.17
LIABILITIES
Deposits	151,688,147	3,236	(1,314,318)	(**)	150,377,065
Other Liabilities Resulting from Financial Brokerage	57,793,653	(57,793,653)	-		-
Miscellaneous Liabilities	5,804,284	(5,804,284)	-		-
Provisions	384,484	-	392	(m)	384,876
Subordinated debt	4,065,255	-	-		4,065,255
Unallocated Items	70,530	(70,530)	-		-
Minority Interest	1,462,189	(1,451,883)	(10,306)		-
Other Liabilities	629,382	(629,382)	-	(r)	-
Fair Value Liabilities with Changes to Income	-	-	-		-
Derivative Instruments	-	239,135	(81,536)	(e)	157,599
Repo Transactions	-	1,782,572	(137,858)	(**)	1,644,714
Other Financial Liabilities	-	31,257,938	41,354	(n)	31,299,292
Loans from the Argentine Central Bank and Other Financial Institutions	-	1,478,665	(582,349)	(o)	6,896,316
Notes	-	13,012,841	(1,155,124)	(**)	11,857,717
Current Income Tax Liabilities	-	1,980,266	167,842	(**)	1,812,424
Deferred Income Tax Liabilities	-	13,319	953,084	(p)	966,403
Liabilities for Insurance Contracts	-	627,988	(1,595)	(r)	626,393
Other Non-financial Liabilities	-	10,142,058	(151,101)	(q)	9,990,957
TOTAL LIABILITIES	221,897,924	788,286	2,607,199		220,079,011
SHAREHOLDERS’ EQUITY
Capital Stock, Adjustments and Reserves	14,334,823	-	-		14,334,823
Retained Income	6,017,877	-	2,526,299		8,544,176
Other Accumulated Comprehensive Income	-	-	284,182		284,182
Net Income for the Fiscal Year	-	-	-
Shareholders’ Equity Attributable to the Controlling Company’s Shareholders	20,352,700	-	2,810,481		23,163,181
Shareholders’ Equity Attributable to Non-controlling Interests	-	1,451,883	-		1,451,883
TOTAL SHAREHOLDERS’ EQUITY	20,352,700	1,451,883	2,810,481		24,615,064

(*) The references are related to the explanations included in Note 3.5.

(**) The adjustments are related to the deconsolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. (See Note 23).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Consolidated Income Statement	Prior Accounting Framework 12.31.17	Reclassifications	Adjustments	IFRS-based Accounting Framework (See Note 1.1) 12.31.17

Financial Income	45,220,022	(45,220,022)	-	-
Financial Expenses	(20,344,748)	20,344,748	-	-
Loan Loss Provisions	(5,204,993)	(12,641)	613,576	(4,604,058)
Fee Income	21,102,581	(21,102,581)	-	-
Fee-related Expenses	(6,627,679)	6,627,679	-	-
Administrative Expenses	(22,990,954)	12,341,297	863,717	(9,785,940)
Underwriting Income (Loss) from Insurance Business	2,117,400	(61,230)	(1,617)	2,054,553
Minority Interest	(626,205)	626,201	4	-
Miscellaneous Income	1,619,538	(1,619,538)	-	-
Miscellaneous Losses	(980,526)	974,883	5,643	-
Interest Income	-	38,310,157	(3,467,999)	34,842,158
Interest-related Expenses	-	(16,437,155)	1,035,497	(15,401,658)
Fee Income	-	7,894,480	9,475,703	17,370,183
Fee-related Expenses	-	(2,535,630)	350,983	(2,184,647)
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	-	4,863,270	65,528	4,928,798
Gold and Foreign Currency Quotation Differences	-	2,141,075	41,322	2,182,397
Other Operating Income	-	14,522,813	(10,734,787)	3,788,026
Personnel Expenses	-	(11,292,200)	612,148	(10,680,052)
Depreciation and Impairment of Assets	-	(1,052,928)	268,175	(784,753)
Other Operating Expenses	-	(8,892,339)	747,381	(8,144,958)
Income for Associates and Joint Ventures	-	197,395	-	197,395
Income Tax from Continuing Activities	(4,954,967)	22,232	597,341	(4,335,394)
Income from Discontinued Operations	-	-	-	-
Income Tax from Discontinued Activities	-	-	(185,362)	(185,362)
Net Income	8,329,469	639,966	287,253	9,256,688
Other Comprehensive Income (Loss)	-	-	(266,903)	(266,903)
Total Comprehensive Income (Loss)	8,329,469	639,966	20,350	8,989,785
Total Comprehensive Income Attributable to the Controlling Company’s Shareholders	8,329,469	-	34,539	8,364,008
Total Comprehensive Income (Loss) Attributable to Non-controlling Interests	-	639,966	(14,189)	625,777

The significant adjustments to Cash Flows, as required by IFRS 1, paragraph 25 are as follows:

a.

Under the prior accounting framework, Cash and Due from Banks and highly-liquid investments originally due in three months or less were considered to be Cash and Cash Equivalents. Under the IFRS-based accounting framework, Cash and Due from Banks, including foreign currency purchases and sales pending settlement originally due in three months or less, and highly-liquid investments originally due in three months or less are considered to be Cash and Cash Equivalents.

b.

Under the prior accounting framework, cash and cash equivalents of equity investments in Compañía Financiera Argentina S.A. (CFA) and Cobranzas y Servicios S.A. (CyS) were consolidated with those of the Group. Under the IFRS-based accounting framework, both companies are disclosed under Non-current Assets Held for Sale and, consequently, have not been consolidated.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The reconciliation of cash and cash equivalents is as follows:

Cash and Cash Equivalents	Prior Accounting Framework 12.31.17	CFA + CyS Discontinued Operations	Adjustments	IFRS-based Accounting Framework 12.31.17

Cash and Due from Banks	56,659,196	(321,544)	2,617,635	58,955,287
Argentine Central Bank Bills and Notes Maturing within up to 90 days	16,910,667	-	9,423	16,920,090
Receivables from Reverse Repo Transactions	9,654,517	-	-	9,654,517
Local Interbank Loans	365,000	570,000	-	935,000
Overnight Placements in Banks Abroad	269,278	-	19,713	288,991
Other Cash Equivalents	2,458,791	-	168,033	2,626,824
Total	86,317,449	248,456	2,814,804	89,380,709

Cash and Cash Equivalents	Prior Accounting Framework 01.01.17	CFA + CyS Discontinued Operations	Adjustments	IFRS-based Accounting Framework 01.01.17

Cash and Due from Banks	61,166,250	(390,690)	4,990,886	65,766,446
Argentine Central Bank Bills and Notes Maturing within up to 90 days	6,635,954	-	267,655	6,903,609
Receivables from Reverse Repo Transactions	862,300	-	-	862,300
Local Interbank Loans	1,227,101	-	2,853	1,229,954
Overnight Placements in Banks Abroad	3,196,060	-	(5,577)	3,190,483
Total	73,087,665	(390,690)	5,255,817	77,952,792

c.

Under the prior accounting framework, cash flows from Intangible Assets, Dividends Earned for Investments in Associates and Cash Flows with the Argentine Central Bank were disclosed as cash flows provided by operating activities. Under the IFRS-based accounting framework, cash flows from Intangible Assets and Dividends Earned for Investments in Subsidiaries and Associates are disclosed as cash flows provided by investing activities, while those from loans from the Argentine Central Bank are disclosed as cash flows provided by financing activities.

d.	Cash flows from CFA and CyS, as mentioned in point b. above, in accordance with the IFRS-based accounting framework, have not been consolidated.

The reconciliation of cash flows is as follows:

Cash and Cash Equivalents	Prior Accounting Framework 12.31.17	CFA + CyS Discontinued Operations	Adjustments	IFRS-based Accounting Framework 12.31.17
Operating Activities (I)	(884,195)	959,550	(1,217,930)	(1,142,575)
Investing Activities (II)	(1,747,513)	279,234	(564,306)	(2,032,585)
Financing Activities (III)	10,712,644	(599,638)	61,259	10,174,265
Effect of Changes in the Exchange Rate	5,148,848	-	(720,036)	4,428,812
Total	13,229,784	639,146	(2,441,013)	11,429,917

(I) Operating Activities
Cash Flows According to Argentine Central Bank Regulations as of 12.31.17	(884,195)
CFA + CyS Discontinued Operations	959,550
Adjustments that Affect Cash Flows from Operating Activities	(2,136,247)
Intangible Assets	1,569,810
Miscellaneous Assets	(554,534)
Other Collections Related to Subsidiaries	104,008
Dividends Cashed from Subsidiaries	(200,967)
Cash Flows According to the IFRS-based Accounting Framework as of 12.31.17	(1,142,575)

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

(II) Investing Activities
Cash Flows According to Argentine Central Bank Regulations as of 12.31.17	(1,747,513)
CFA + CyS Discontinued Operations	279,234
Miscellaneous Assets	554,534
Dividends Cashed from Subsidiaries	200,967
Adjustments to Determine Investing Activities	354,011
Other Collections Related to Subsidiaries	(104,008)
Intangible Assets	(1,569,810)
Cash Flows According to the IFRS-based Accounting Framework as of 12.31.17	(2,032,585)

(III) Financing Activities
Cash Flows According to Argentine Central Bank Regulations as of 12.31.17	10,712,644
CFA + CyS Discontinued Operations	(599,638)
Adjustments to Determine Financing Activities	64,259
Cash Flows According to the IFRS-based Accounting Framework as of 12.31.17	10,174,265
Effect of Changes in the Exchange Rate
Cash Flows According to Argentine Central Bank Regulations as of 12.31.17	5,148,848
Adjustments to Determine Financing Activities	(720,036)
Cash Flows According to the IFRS-based Accounting Framework as of 12.31.17	4,428,812

3.2.    OPTIONAL EXEMPTIONS TO IFRS

IFRS 1 allows entities that adopt IFRS for the first time to consider certain one-time exceptions. Such exceptions have been established by the IASB to make the first application of certain IFRS simpler, eliminating the mandatory nature of their retroactive application.

Below are the optional exemptions applicable to the Group under IFRS 1:

1.	Attributed Cost of Property, Plant and Equipment: The fair value of certain items of property, plant and equipment has been adopted as attributed cost as of the date of transition to IFRS.

The accumulated fair value totaled $6,880,487 and the adjustment to the carrying amount presented according to the prior accounting framework amounted to $4,832,716, out of which $4,475,869 was recorded under “Property, Plant and Equipment” and $356,847 under “Other Non-financial Assets”.

2.	Business Combinations: The Group has opted for not applying IFRS 3 “Business Combinations” retroactively for business combinations prior to the date of transition to IFRS.
3.

Assets and Liabilities of Subsidiaries that Have Already Applied IFRS: The Group has adopted IFRS for the first time after its subsidiary Tarjetas Regionales S.A. and its related subsidiaries. Consequently, it has measured the assets and liabilities of such subsidiaries in its consolidated financial statements for the same carrying amounts disclosed in their financial statements.

The Group has not made use of other exemptions available in IFRS 1.

3.3.    MANDATORY EXCEPTIONS TO IFRS

Below are the mandatory exceptions applicable to the Group under IFRS 1:

1.

Estimates: The estimates made by the Group according to IFRS as of January 1, 2017 (date of transition to IFRS) are consistent with the estimates made as of the same date according to the Argentine Central Bank’s accounting standards, considering what is described in Note 1.1. (non-application of the impairment chapter of IFRS 9 and IAS 29).

2.

Accounting derecognition of financial assets and liabilities: The Group applied the criteria of accounting derecognition of financial assets and liabilities under IFRS 9 prospectively for transactions occurred after January 1, 2017.

3.

Classification and measurement of financial assets: The Group has considered the existing events and circumstances as of January 1, 2017 in its evaluation of whether the financial assets meet the characteristics to be classified as assets measured at amortized cost or at fair value with changes in profit or loss or at fair value with changes in other comprehensive income.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

4.	Other mandatory exceptions established by IFRS 1 that have not been applied because of their immateriality to the Group are:
-	Hedge accounting.
-	Non-controlling interests
-	Embedded derivatives
-	Government loans

The other exceptions established by IFRS 1 have not been applied because of their immateriality to the Group.

3.4.    RECLASSIFICATIONS

The items recognized under the prior accounting framework, which were reclassified according to the IFRS-based accounting framework and as detailed in point 3.1., are described below.

3.4.1.    Assets

Spot Purchases and Sales Pending Settlement: According to standards in effect until December 31, 2017, these transactions were recorded as “Other Receivables Resulting from Financial Brokerage” and “Other Liabilities Resulting from Financial Brokerage”, respectively. Upon using the criterion of the date of closing, a spot purchase transaction pending settlement will imply recording the security to be received in the respective account, with the applicable measurement criterion, while the spot sale pending settlement will imply the derecognition of the security. The currency transactions pending settlement have been reclassified as cash equivalents and those of securities have been included in the respective holdings.

Reverse Repo Transactions: Under the prior accounting framework, the security in such transactions was recognized in the holding and the obligation to deliver it at the end of the transaction in “Other Liabilities Resulting from Financial Brokerage”. The loan granted was recorded in “Other Receivables Resulting from Financial Brokerage”. Under the IFRS-based accounting framework, the financial assets acquired through reverse repo transactions for which the risks and benefits have not been transferred shall be recognized as a loan granted with securities offered as collateral. Therefore, the reclassification was made to “Other Liabilities Resulting from Financial Brokerage” and “Debt Securities” were derecognized at fair value with changes in profit or loss since they are now disclosed as “Off-Balance Sheet Items”.

Leasehold Improvements: According to the prior accounting framework, they were disclosed under “Intangible Assets”. According to the IFRS-based accounting framework, those leasehold improvements are part of “Property, Plant and Equipment”.

Equity Investments: As discussed in Prisma Medios de Pago S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on August 31, 2017, the shareholders wished to transfer all of the shares (see Note 55). Therefore, according to IFRS 5 this is considered as “Non-current Assets Held for Sale” and valued at the lower of the carrying amount and fair value less costs to sell at closing. Such reclassification was made as of December 31, 2017.

Likewise, Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. were transferred on February 2, 2018 (see Note 23). Therefore, they were disclosed under “Equity Investments” under the prior accounting framework. As mentioned above regarding IFRS 5, it has been considered as “Non-current Assets Held for Sale”.

Repurchase of Notes: We have adjusted our own notes held in portfolio disclosed under the prior accounting framework as a result of the IFRS-based accounting framework, which notes that an issuer’s repurchase of its own debt has the effect of settling the respective liability.

Liability from Purchase of Minority Interests: As of December 31, 2017, a financial liability has been recognized for the purchase of a 6% interest in Tarjetas Regionales S.A. IFRS 32, paragraph 23, sets forth that a commitment to buy treasury shares is to be accounted for as a financial liability for the present value of the selling price. The liability is recognized with its corresponding offsetting entry in equity, as the risks and rewards associated with the shares are retained by the minority shareholders until the actual transfer of such shares. The transaction totaled $924,140 and the amount recognized against other shareholders’ equity reserves was $419,307.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

3.4.2.     Income Statement

Fees on Origination of Loans and Lending Expenses: According to the prior accounting framework, structuring fees were disclosed under “Fee Income” and lending expenses under “Fee-related Expenses”. According to IFRS 9, such fees are part of the necessary cash flows to calculate the IRR on loans. Accordingly, the respective reclassification has been made to “Interest Income”.

3.5.    ADJUSTMENTS BY APPLYING IFRS AS OF THE DATE OF TRANSITION

As of the date of transition, according to the prior accounting framework, the Group also consolidated Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. have been classified as Held for Sale under IFRS 5 since the respective agreements for their transfer have been signed. The effect is disclosed in all the accounts that were consolidated according to the prior accounting framework, as detailed in Note 3.1.

According to IFRS, an investor controls a subsidiary if it is exposed to or is entitled to variable returns due to its involvement in such entity and if it is capable of allocating such returns through its power over the subsidiary. By applying the principle of control under IFRS 10, the Financial Trust Galtrust I and the Financial Trust Saturno Créditos, which were not considered as controlled entities under the prior accounting framework, have been consolidated.

The following are additional adjustments that have been made as a result of applying the IFRS-based accounting framework, which were made to amounts recognized under the prior accounting framework, and are detailed in Note 3.1.

(a)

Equity Investments in Associates and Joint Ventures: Upon applying the equity method, associates’ financial statements have been consolidated. The shareholders’ equity arising from the financial statements has been adjusted by the effect the application of the IFRS-based accounting framework has had thereon.

	12.31.17	01.01.17

Prisma Medios de Pago S.A.	-	133,104
Ondara S.A.	-	(55)

Total	-	133,049

(b)	Property, Plant and Equipment: The value resulting as adjustment arises from adopting fair values as attributed cost, as described in 3.2, net of the related impact on accumulated depreciation.

(c)

Intangible Assets: The prior accounting framework allowed for the inclusion in intangible assets of items such as organization and reorganization expenses, among other items, the capitalization of which is not allowed according to the IFRS-based accounting framework. Such assets have been derecognized and the amortization generated under the prior accounting framework has been reversed.

(d)

Fair Value Debt Securities with Changes to Income: The accounting valuation system of government and private securities set forth by the Argentine Central Bank until December 2017 established, in general, the valuation at fair value for those securities published in the list of volatilities periodically issued by such institution. The securities not included in those lists were measured at acquisition cost plus the IRR.

The adjustment disclosed is that resulting from measuring at fair value with changes in profit or loss the securities classified in this business model.

The Group has classified the following financial assets into this category: Holdings in government and private securities, in instruments issued by the Argentine Central Bank, in notes and certain investments in debt securities in financial trusts.

(e)	Derivative Instruments: The adjustment is that resulting from applying the techniques specified in Notes 1.10 and 8 to the Group’s option portfolio.

(f)

Other Financial Assets: The adjustment is related to the consolidation of the financial assets adjusted to the IFRS-based accounting framework of Financial Trust Galtrust I and Financial Trust Saturno Créditos, which do not qualify as controlled entities under the prior accounting framework.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

	12.31.17	01.01.17

Premiums for Financial Guarantee Contracts	163,466	134,620
CyS Deconsolidation	(8,808)	-
Consolidation of Financial Trusts that Were Not Subject to Consolidation under the Prior Accounting Framework	(116,861)	(535,651)
Total	37,797	(401,031)

(g)

Net Loans and Other Financing: According to the effective measurement criteria prior to the convergence to IFRS, these were recorded at their acquisition cost plus interest accrued based on the contractual rate. In compliance with the provisions set out in IFRS 9, the applicable adjustment has been made to the measurement at amortized cost.

(h)

Other Debt Securities: As described in the preceding paragraph, the adjustment relates to debt securities of financial trusts which have been measured at amortized cost, based on the business model and cash flows from the instrument.

The Financial Trust Galtrust I has adjusted the measurement of its holding of government securities at fair value with changes in other comprehensive income, since it relates to the classification within such business model for the IFRS-based accounting framework, with cash flows representing eliminations of principal plus interest.

(i)	Investments in Equity Instruments: Under the IFRS-based accounting framework, interests measured at cost were reclassified to “Listed Private Securities” and measured at fair value.

	12.31.17	01.01.17

Banco Galicia’s Holdings	54,936	40,101
Galicia Valores S.A.’s Holdings	-	31,050

Total	54,936	71,151

(j)

Financial Assets Pledged as Collateral: The adjustment arises from the measurement at fair value with changes in profit or loss of monetary regulation instruments offered as collateral. Under the prior accounting framework, these assets were measured at cost plus IRR.

(k)

Other Non-financial Assets: The adjustment is made up of the derecognition of advances for systems purchased, the capitalization of which is not allowed by the IFRS-based accounting framework, and the adoption of fair value as attributed cost of miscellaneous assets.

	12.31.17	01.01.17

Derecognition of Advances for Systems Purchased	(642,034)	(437,101)
Miscellaneous Assets	46,261	214,909

Total	(595,773)	(222,192)

(l)

Non-current Assets Held for Sale: Relates to the adjustment of Prisma Medios de Pago S.A. due to the application of the equity method prior to its reclassification as “Non-current Assets Held for Sale”, as described in Note 3.5.

(m)

Provisions: Relates to the adjustment for the valuation according to the likelihood criteria of IAS 37 (“more likely than not”) regarding the contingencies for labor and commercial legal actions which, according to the prior accounting framework, were recorded based on the progress made in pending labor and commercial legal actions.

(n)

Other Financial Liabilities: The adjustment relates to the measurement of guarantees granted, according to paragraph 4.2.1 c) of IFRS 9, which did not require balance sheet disclosure under the prior accounting framework.

(o)

Loans from the Argentine Central Bank and Other Financial Institutions: The adjustment relates to the measurement at amortized cost, according to the IFRS-based accounting framework, of those loans received, the interest on which had been accrued applying the contractual rate of the prior accounting framework.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

(p)

Deferred Income Tax Assets and Liabilities: The deferred tax is recognized according to the liability method, the arising temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and is determined using tax rates (and laws) approved or about to be approved as of the balance sheet date and expected to be applicable when the related deferred tax assets are realized or the deferred tax liabilities are settled.

By applying the applicable accounting framework, Banco Galicia only recognized the current tax for the fiscal year.

(q)

Other Non-financial Liabilities: Relates to the deferred income for the Quiero! customer loyalty program, which is measured at the fair value of the point granted and considering the redemption rate, according to the IFRS-based accounting framework. Under the prior accounting framework, the loyalty program was measured on the basis of the cost of granted points.

(r)

Liabilities Recognized by Insurance Companies: Under the IFRS-based accounting framework, an insurance company will evaluate, at the end of the period reported, the adjustment of insurance liabilities that have been recognized, using the current estimates of future cash flows from insurance contracts. If the evaluation shows that the carrying amount of its liabilities for insurance contracts (less deferred acquisition costs and related intangible assets) is not adequate, considering the estimated future cash flows, the total amount of the inadequacy will be recognized in profit or loss. Under the prior accounting framework, the accounting policies followed by the insurance company do not require performing a test of adjusting liabilities that meets the minimum conditions established by the IFRS-based accounting framework. According to IFRS 4, in this case, the insurance company shall determine the adjustment of the carrying amount recorded according to the guidelines set out in IAS 37.

NOTE 4. FINANCIAL INSTRUMENTS

Schedule P “Categories of Financial Assets and Liabilities” discloses the measurement categories to which the consolidated balance sheet items and the fair value hierarchies relate.

As of the dates indicated below, the Group maintains the following portfolios of financial instruments:

Instruments Portfolio as of 12.31.2018	Fair Value with Changes in Profit or Loss	Amortized Cost	Fair Value with Changes in OCI

Assets
Argentine Central Bank’s Bills and Notes	70,151,772	-	-
Government Securities	4,699,806	-	-
Private Securities	1,137,593	-	-
Derivative Instruments	1,785,640	-	-
Repo Transactions	-	2,068,076	-
Other Financial Assets	4,303,431	4,687,012	-
Net Loans and Other Financing	-	286,952,476	-
Other Debt Securities (Trusts and Notes)	-	5,360,721	9,129,045
Financial Assets Pledged as Collateral	3,459,712	7,357,780	-
Equity Instruments	161,054	-	-
Liabilities
Deposits	-	360,097,275	-
Fair Value Liabilities with Changes to Income	2,144,664	-	-
Derivative Instruments	1,835,789	-	-
Repo Transactions	-	1,948,559	-
Other Financial Liabilities	-	63,235,042	-
Loans from the Argentine Central Bank and Other Financial Institutions	-	19,446,028	-
Notes	-	29,983,653	-
Subordinated debt	-	9,767,874	-

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Instruments Portfolio as of 12.31.2017	Fair Value with Changes in Profit or Loss	Amortized Cost	Fair Value with Changes in OCI

Assets
Argentine Central Bank’s Bills and Notes	17,858,764	-	-
Government Securities	9,430,122	-	-
Private Securities	1,664,093	-	-
Derivative Instruments	525,362	-	-
Repo Transactions	-	9,676,101	-
Other Financial Assets	3,097,830	3,902,666	-
Net Loans and Other Financing	-	192,801,946	-
Other Debt Securities (Trusts and Notes)	-	2,633,395	96,481
Financial Assets Pledged as Collateral	1,523,861	4,806,696	-
Equity Instruments	75,806	-	-
Liabilities
Deposits	-	200,728,891	-
Derivative Instruments	573,128	-	-
Repo Transactions	-	1,131,127	-
Other Financial Liabilities	-	37,488,925	-
Loans from the Argentine Central Bank and Other Financial Institutions	-	7,869,048	-
Notes	-	13,735,029	-
Subordinated debt	-	4,828,018	-

Instruments Portfolio as of 01.01.17	Fair Value with Changes in Profit or Loss	Amortized Cost	Fair Value with Changes in OCI

Assets
Argentine Central Bank’s Bills and Notes	8,769,477	-	-
Government Securities	5,242,489	-	-
Private Securities	1,628,159	-	-
Derivative Instruments	124,521	-	-
Repo Transactions	-	-	-
Other Financial Assets	2,505,622	1,101,628	-
Net Loans and Other Financing	-	133,918,776	-
Other Debt Securities (Trusts and Notes)	-	1,106,527	504,874
Financial Assets Pledged as Collateral	2,282,543	3,196,311	-
Equity Instruments	101,563	-	-
Liabilities
Deposits	-	150,377,065	-
Derivative Instruments	157,599	-	-
Repo Transactions	-	-	-
Other Financial Liabilities	-	31,299,292	-
Loans from the Argentine Central Bank and Other Financial Institutions	-	6,896,316	-
Notes	-	11,857,717	-
Subordinated debt	-	4,065,255	-

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 5. FAIR VALUES

The Group classifies the fair values of financial instruments in three levels, according to the quality of data used to determine them.

Fair Value Level 1: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives or notes available for sale) is based on the quoted prices of markets (unadjusted) as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1. Otherwise, it will be valued in Level 2.

Fair Value Level 2: The fair value of financial instruments that are not traded in active markets, such as the derivatives available over the counter, is determined using valuation techniques that maximize the use of observable information and relies the least possible on the Group’s specific estimates. If all the material variables to establish the fair value of a financial instrument are observable, the instrument is included in Level 2. If the variables to determine the price are not observable, the instrument will be valued in Level 3.

Fair Value Level 3: If one or more material variables are not based on observable market information, the instrument is included in Level 3. This is the case of unquoted equity instruments and unquoted financial instruments.

That is to say, when observable market prices are not available for validation, the instrument will be transferred into Level 3. Only when an instrument has an observable quoted price in the market, it will return to Level 1 and will remain at that Level while it continues to be quoted. This is known as transfer among levels.

Valuation Techniques

Valuation techniques to determine fair values include:

-	Market or quoted prices of similar instruments.

-	Determining the estimated present value of instruments.

The valuation technique to determine the fair value Level 2 is based on inputs other than the quoted price included in Level 1 that are directly observable for the asset or liability (i.e., prices). For those instruments for which there is no secondary trading and, if positions should be disposed of, the Group should sell to the Argentine Central Bank at the originally agreed-upon rate, as established by the regulatory agency. The price has been prepared based on such rate accrual.

The valuation technique to determine fair value Level 3 of financial instruments is based on the price prepared by curve, which is a method that compares the existing spread between the curve of sovereign bonds and the average hurdle rates of primary issuances, representing the different segments, according to the different risk ratings. If there are no representative primary issuances during the month, the following variants will be used:

(i)	secondary market prices of securities under the same conditions, which have been quoted in the month of evaluation;

(ii)	prior-month bidding and/or secondary market prices will be taken depending on how representative they are;

(iii)	spread calculated in the prior month and will be applied to the sovereign curve, according to the reasonableness thereof;

(iv)	a specific margin is applied, determined based on historical returns of instruments of similar conditions, based on justified reasons therefor.

As stated above, the rates and spreads to be used to discount future cash flows and originate the price of the instrument are determined.

All the changes to valuation methods are previously discussed and approved by the Group’s key personnel.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The Group’s financial instruments measured at fair value at fiscal year-end are as follows:

Instruments Portfolio as of 12.31.18	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3

Assets
- Argentine Central Bank’s Bills and Notes	54,008	70,097,764	-
- Government Securities	2,952,344	1,278,048	469,414
- Private Securities	308,755	36,270	792,568
- Derivative Instruments	-	1,785,640	-
- Other Financial Assets	4,264,431	39,000	-
- Other Debt Securities(*)	9,129,045	-	-
- Financial Assets Pledged as Collateral	3,184,346	275,366	-
- Equity Instruments	26,795	-	134,259
Liabilities
- Fair Value Liabilities with Changes to Income	1,366,785	777,879	-
- Derivative Instruments	-	1,835,789	-
Total	18,552,939	70,898,420	1,396,241

(*) It relates to Treasury Bonds due in 2020 measured at fair value with changes in OCI.

Instruments Portfolio as of 12.31.17	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3

Assets
- Argentine Central Bank’s Bills and Notes	17,858,764	-	-
- Government Securities	9,264,908	-	165,214
- Private Securities	683,393	4,000	976,700
- Derivative Instruments	-	525,362	-
- Other Financial Assets	3,058,830	39,000	-
- Other Debt Securities(*)	96,481	-	-
- Financial Assets Pledged as Collateral	1,523,861	-	-
- Equity Instruments	19,122	-	56,684
Liabilities
- Derivative Instruments	-	573,218	-
Total	32,505,359	(4,856)	1,198,598

(*) It relates to Secured Bonds issued by Argentina measured at fair value with changes in OCI.

Instruments Portfolio as of 01.01.17	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3

Assets
- Argentine Central Bank’s Bills and Notes	8,769,477	-	-
- Government Securities	3,858,951	1,070,472	313,066
- Private Securities	422,356	5,721	1,200,082
- Derivative Instruments	-	124,521	-
- Other Debt Securities	504,874	-	-
- Other Financial Assets	2,466,622	39,000	-
- Financial Assets Pledged as Collateral	2,282,543	-	-
- Equity Instruments	50,868	-	50,695
Liabilities
- Fair Value Liabilities with Changes to Income	-	-	-
- Derivative Instruments	-	157,599	-
Total	18,355,691	1,082,115	1,563,843

Changes in instruments included in fair value Level 3 are as follows:

Level 3	12.31.17	Transfers(*)	Purchases	Sales	Income (Loss)	12.31.18

- Government Securities	165,214	1,032,909	8,448,863	(9,311,230)	133,658	469,414
- Private Securities	976,700	320,265	5,314,682	(6,144,835)	325,756	792,568
- Equity Instruments	56,684	-	-	-	77,575	134,259
Total	1,198,598	1,353,174	13,763,545	(15,456,065)	536,989	1,396,241

(*) They include the movements of levels of financial instruments classified as fair value Level 3, as described above.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Level 3	01.01.17.	Transfers(*)	Purchases	Sales	Income (Loss)	12.31.17

- Government Securities	313,066	(143,405)	275,998	(309,221)	28,776	165,214
- Private Securities	1,200,082	(266,378)	1,608,877	(1,709,129)	143,248	976,700
- Equity Instruments	50,695	-	-	-	5,989	56,684
Total	1,563,843	(409,783)	1,884,875	(2,018,350)	178,013	1,198,598

(*) They include the movements of levels of financial instruments classified as fair value Level 3, as described above.

The Group’s policy is to recognize transfers among fair value levels only as of year-end dates. They resulted from the transfer to Level 3 of the instruments that do not have observable valuation prices and the movement to Level 1 of the instruments that have observable quoted price in the market as of year-end. That is to say, the Level 1 instrument was no longer quoted and, therefore, was transferred to Level 3 and vice versa.

Below is the difference between the carrying amount and the fair value of the main assets and liabilities recorded at amortized cost as of December 31, 2018.

Assets/(Liabilities) Accounts	Carrying Amount	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	143,309,428	143,309,428	143,309,428	-	-
Net Loans and Other Financing	286,952,476	289,581,428	-	-	289,581,428
Other Financial Assets	8,990,443	8,990,443	8,990,443	-	-
Other Debt Securities	14,489,766	14,631,751	763,126	-	13,868,625
Financial Assets Pledged as Collateral	10,817,492	10,817,492	10,817,492	-	-
Liabilities
Deposits	360,097,275	359,875,025	-	-	359,875,025
Loans from the Argentine Central Bank and Other Financial Institutions	19,446,028	17,689,372	-	-	17,689,372
Notes	29,983,653	29,269,086	29,269,086	-	-
Subordinated debt	9,767,874	8,513,061	-	-	8,513,061
Repo Transactions	2,068,076	2,064,482	-	-	2,064,482
Other Financial Liabilities	63,235,042	63,235,113	-	-	63,235,113

NOTE 6. CASH AND CASH EQUIVALENTS

Cash equivalents are held to meet short-term payment commitments, rather than for investment or similar purposes. In order for a financial investment to be classified as cash equivalents, it should be readily convertible into a certain amount of cash and its risk of changes in value should be immaterial. Accordingly, an investment will be so classified as cash equivalents if it matures within three months or less from the acquisition date. Equity interests are excluded from cash equivalents.

Cash and cash equivalents break down as follows:

	12.31.18	12.31.17	01.01.17

Cash and Due from Banks	143,309,428	58,955,287	65,766,446
Cash and Bank Deposits from Tarjetas Regionales S.A.	-	5,730	-
Argentine Central Bank’s Bills and Notes Maturing within up to 90 Days	70,117,158	16,920,090	6,903,609
Receivables from Reverse Repo Transactions	2,057,558	9,654,517	-
Local Interbank Loans	938,000	935,000	862,300
Overnight Placements in Banks Abroad	5,300,681	288,991	1,229,954
Mutual Funds	3,850,114	2,423,990	2,192,942
Time Deposits	285,999	197,104	3,844
Government Securities	-	-	993,697
Total Cash and Cash Equivalents	225,858,938	89,380,709	77,952,792

The analysis of risk of “Cash and Cash Equivalents” is disclosed in Note 46. Related-party information is disclosed in Note 52.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 7. FAIR VALUE DEBT SECURITIES WITH CHANGES TO INCOME

The Group’s fair value debt securities with changes to income are detailed in Schedule A.

The credit quality of debt securities is disclosed in Note 46.

NOTE 8. DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET

Mercado Abierto Electrónico (MAE) and Rosario Futures Exchange (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, Banco Galicia being one of them. The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

The transactions are recorded in Off-Balance Sheet Items for the notional value traded. The accrued balances pending settlement are disclosed in the “Derivative Instruments” line of Assets and/or Liabilities, as the case may be.

INTEREST RATE SWAPS

These transactions are conducted within the environment created by the MAE, and the settlement thereof is carried out on a daily or monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for private banks for time deposits of 30 to 35 days) and the cash flows calculated using a fixed rate, or vice versa, on the notional value agreed, the difference in price being charged to income.

CROSS CURRENCY SWAPS

These swap transactions in pesos and U.S. Dollars relate to an exchange of a periodic flow of principal and interest. They are settled for the difference and it is a bilateral transaction with a counterparty abroad.

Both the interest rate swap and cross currency swaps are recorded in “Off-Balance Sheet Items” for the notional value traded. The accrued balances pending settlement are disclosed in the “Derivative Instruments” line of Assets and/or Liabilities, as the case may be.

CALL OPTIONS BOUGHT AND WRITTEN ON DOLLAR GOLD FUTURES WITHOUT DELIVERY OF THE UNDERLYING ASSET

These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by Banco Galicia and set forth by the Argentine Central Bank.

The deposit date, the term to exercise the option and the underlying asset, are the same as those for the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at fiscal year-end, equivalent to the variable yield, have been recognized in income and are recorded under “Derivative Instruments of Assets and Liabilities”, as appropriate. Premiums received and/or paid have been accrued on a straight-line basis during the currency of the agreement.

CALL OPTIONS BOUGHT AND WRITTEN ON DOLLAR FUTURES WITHOUT DELIVERY OF THE UNDERLYING ASSET

These transactions have been traded on ROFEX. Premiums received have been accrued on a straight-line basis during the currency of the agreement.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The amounts of transactions conducted as of the dates indicated below are as follows:

	Underlying Asset	Type of Settlement	12.31.18 (*)	12.31.17 (*)	01.01.17 (*)
Forward Purchase – Sale of Foreign Currency
Purchases	Foreign currency	Daily difference	32,595,287	20,417,503	15,005,454
Sales	Foreign currency	Daily difference	31,678,509	18,993,294	11,505,990
Purchases by Customers	Foreign currency	Daily difference	6,266,280	395,014	215,072
Sales by Customers	Foreign currency	Daily difference	598,865	-	1,195,463
Interest Rate Swaps
Swaps	Others	Other	460,242	1,000	75,000
Other Currency Swaps	Others	Other	1,561	-	-
Repo Transactions
Forward Purchases	Government Securities	With delivery of the underlying asset	1,965,824	2,000	1,645,677
Forward Sales	Government Securities	With delivery of the underlying asset	2,061,516	1,132,573	-
Call Options Bought and Written on Futures
Call Options Written on Dollar	Dollar		-	-	10,200
Call Options Bought on Gold	Gold		-	-	149,512
Call Options Written on Gold	Gold		-	-	164,463

(*) Notional values.

See Schedule O for further details.

NOTE 9. REPO TRANSACTIONS

As of the dates indicated below, the Group maintains the following repo transactions:

	12.31.18	12.31.17	01.01.17

Receivables from Reverse Repo Transactions of Government Securities	2,057,558	9,654,517	-
Accrued Interest Payable on Reverse Repo Transactions	10,518	21,584	-

Total Reverse Repo Transactions	2,068,076	9,676,101	-

	12.31.18	12.31.17	01.01.17

Payables for Repo Transactions of Government Securities	1,943,805	1,128,639	1,642,405
Accrued Interest Payable on Repo Transactions	4,754	2,488	2,309

Total Repo Transactions	1,948,559	1,131,127	1,644,714

The Group maintains repo transactions for which it performs the spot sale of a security with the related forward purchase thereof, thus substantially retaining all the risks and benefits associated with the instruments and recognizing them in “Financial Assets Pledged as Collateral” at year-end, as the provisions set out in Note 3.4.2 (Derecognition of Assets) of IFRS 9 “Financial Instruments”) are not met.

	12.31.18	12.31.17	01.01.17

Reverse Repo Transactions Carried in Off-Balance Sheet Items	2,061,516	10,619,031	-
Repo Transactions Carried in Financial Assets Pledged as Collateral	1,965,824	1,132,573	1,645,677

The residual values of assets transferred under repo transactions are disclosed in Note 8 and Schedule O.

NOTE 10. OTHER FINANCIAL ASSETS

As of the dates indicated below, the balances of “Other Financial Assets” relate to:

	12.31.18	12.31.17	01.01.17

Debtors from Spot Sales of Foreign Currency Pending Settlement	1,947,184	2,404,843	3,212
Debtors from Spot Sales of Government Securities Pending Settlement	1,607,601	918,018	712,092
Sundry Debtors	842,453	329,883	238,674
Mutual Funds	4,264,431	3,058,830	2,466,622
Others	363,951	322,244	222,231
Less: Allowances for Loan Losses	(35,177)	(33,322)	(35,581)

Total	8,990,443	7,000,496	3,607,250

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The analysis of the credit quality of “Other Financial Assets” as of December 31, 2018 was as follows:

	Debtors from Foreign Exchange Brokerage	Debtors from Spot Sales of Government Securities Pending Settlement	Sundry Debtors	Mutual Funds	Others

To Fall Due	1,947,184	1,607,601	839,749	4,264,431	331,478
Past Due Without Impairment	-	-	-	-	-
Impaired/Uncollectible	-	-	2,704	-	32,473
Less: Allowances for Loan Losses	-	-	(2,704)	-	(32,473)
Total	1,947,184	1,607,601	839,749	4,264,431	331,478

The analysis of the credit quality of “Other Financial Assets” as of December 31, 2017 was as follows:

	Debtors from Foreign Exchange Brokerage	Debtors from Spot Sales of Government Securities Pending Settlement	Sundry Debtors	Mutual Funds	Others

To Fall Due	2,404,843	918,018	299,407	3,058,830	319,398
Past Due Without Impairment	-	-	-	-	-
Impaired/Uncollectible	-	-	30,476	-	2,846
Less: Allowances for Loan Losses	-	-	(30,476)	-	(2,846)
Total	2,404,843	918,018	299,407	3,058,830	319,398

The main factors considered by the Group to determine which assets are impaired are their maturity status and the likelihood for the related collateral, if applicable.

Related-party information is disclosed in Note 52.

Changes in the “Allowances for Loan Losses” related to “Other Financial Assets” are disclosed in Schedule R.

NOTE 11. NET LOANS AND OTHER FINANCING

“Net Loans and Other Financing” break down as follows as of the dates indicated below:

	12.31.18	12.31.17	01.01.17

Non-financial Public Sector	11,777	5,795	14,359
Argentine Central Bank	533	2,441	2,886
Financial Institutions	7,942,382	4,699,540	2,771,568
Loans	7,942,382	4,699,540	2,771,568
Other Financing	-	-	-
Non-financial Private Sector and Residents Abroad	290,412,287	194,140,116	135,531,851
Loans	283,543,722	190,233,119	132,795,294
Overdrafts	14,430,578	11,297,974	10,041,452
Promissory Notes	36,020,263	35,527,767	25,298,418
Mortgage Loans	11,793,007	5,713,233	2,178,236
Collateral Loans	997,958	1,077,873	677,879
Personal Loans	29,144,931	23,456,392	13,223,694
Credit Card Loans	113,395,362	84,781,440	70,420,275
Other Loans	74,793,302	30,453,086	12,652,657
Accrued Interest, Adjustments and Quotation Differences Receivable	5,388,298	227,128	(381,700)
Documented Interest	(2,419,977)	(2,301,774)	(1,315,617)
Financial Leases	2,198,047	1,676,906	939,701
Other Financing	4,670,518	2,230,091	1,796,856
Less: Allowances	(11,414,503)	(6,045,946)	(4,401,888)
Total	286,952,476	192,801,946	133,918,776

“Net Loans and Other Financing” are classified by status and guarantees received in Schedule B.

The concentration of “Net Loans and Other Financing” is detailed in Schedule C.

The breakdown by term of “Net Loans and Other Financing” is detailed in Schedule D.

Changes in the “Allowances for Loan Losses” related to “Net Loans and Other Financing” are disclosed in Schedule R.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The analysis of risk of “Net Loans and Other Financing” is disclosed in Note 46. Related-party information is disclosed in Note 52.

Expected Credit Loss Model – Application of Point 5.5 (Impairment) of IFRS 9

Such application is temporarily excepted until January 1, 2020 (see Note 1.1.). The effective standards on “Minimum Allowances for Loan Losses” set out in Section 8 of the Liquidity and Solvency Circular (LISOL) have been applied to calculate the allowances for loan losses.

NOTE 12. OTHER DEBT SECURITIES

The Group’s “Other Debt Securities” are detailed in Schedule A.

Changes in the “Allowances for Loan Losses” related to “Other Debt Securities” are detailed in Schedule R.

NOTE 13. FINANCIAL ASSETS PLEDGED AS COLLATERAL

“Financial Assets Pledged as Collateral” valued according to their underlying asset for the fiscal years under analysis break down as follows:

	12.31.18	12.31.17	01.01.17

Deposits as Collateral	3,663,499	1,588,121	1,507,427
Special Escrow Accounts at the Argentine Central Bank	5,188,169	3,609,863	2,325,750
Forward Purchases of Monetary Regulation Instruments	53,736	1,124,819	1,645,677
Others	1,912,088	7,754	-

Total	10,817,492	6,330,557	5,478,854

Restricted assets are detailed in Note 54.2.

NOTE 14. CURRENT INCOME TAX ASSETS

As of the dates indicated below, the balances of “Current Income Tax Assets” relate to:

	12.31.18	12.31.17	01.01.17

Tax Advances	2,510,384	189,238	120,479
Minimum Presumed Income Tax – Tax Credit	-	96	14,700
Less: Allowance for Impairment of Minimum Presumed Income Tax – Tax Credit	-	(96)	(4,641)

Total	2,510,384	189,238	130,538

Tax credits and their expiration of Minimum Presumed Income Tax – Tax Credit break down as follows:

Date of Generation	Tax Credit as of			Expiration Date
	12.31.18	12.31.17	01.01.17
2006	-	-	148	2016
2007	-	51	319	2017
2008	-	8	363	2018
2009	-	7	583	2019
2010	-	9	1,629	2020
2011	-	4	1,458	2021
2012	-	4	1,714	2022
2013	-	3	1,881	2023
2014	-	3	2,306	2024
2015	-	2	3,646	2025
2016	-	3	653	2026
2017	-	2	-	2027
2018	-	-	-	2028
Total	-	96	14,700

NOTE 15. INVESTMENTS IN EQUITY INSTRUMENTS

The Group’s “Investments in Equity Instruments” are detailed in Schedule A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 16. EQUITY INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

16.1.        Equity Investments in Subsidiaries

The basic information regarding the Company’s consolidated controlled companies is detailed as follows:

Company	Direct and Indirect Shareholding		Equity Investment %
	12.31.18	12.31.17	12.31.18	12.31.17

Banco de Galicia y Buenos Aires S.A.U.	668,549,353	795,973,974	100.00	100.00
Cobranzas Regionales S.A.	8,300	7,700	83.00	77.00
Galicia Administradora de Fondos S.A.	20,000	20,000	100.00	100.00
Galicia Broker Asesores de Seguros S.A.	71,310	71,310	99.99	99.99
Galicia Retiro Compañía de Seguros S.A.	7,727,271	7,727,271	99.99	99.99
Galicia Seguros S.A.	1,830,883	1,830,883	99.99	99.99
Galicia Valores S.A.	1,000,000	1,000,000	100.00	100.00
Galicia Warrants S.A.	1,000,000	1,000,000	100.00	100.00
Financial Trust Galtrust I	-	-	-	100.00
Financial Trust Saturno Créditos	-	-	100.00	100.00
Net Investment S.A. (in Liquidation)(*)	-	12,000	-	100.00
Ondara S.A.	13,636,990	12,709,967	83.85	78.15
Sudamericana Holding S.A.	185,653	185,653	100.00	100.00
Tarjeta Naranja S.A.	2,344	2,174	83.00	77.00
Tarjetas Regionales S.A.	894,552,668	829,886,212	83.00	77.00

(*) The final distribution was paid out on January 9, 2018.

The following are the relevant balances of the Company’s subsidiaries, according to the IFRS-based accounting framework, as of the dates indicated below:

Company	12.31.18
	Assets	Liabilities	Shareholders’ Equity	Net Income(*)

Banco de Galicia y Buenos Aires S.A.U.	511,238,049	467,266,696	43,971,353	11,536,182
Cobranzas Regionales S.A.	110,115	67,750	42,365	6,887
Galicia Administradora de Fondos S.A.	674,108	229,514	444,594	422,050
Galicia Broker Asesores de Seguros S.A.(**)	26,475	13,382	13,093	25,056
Galicia Retiro Compañía de Seguros S.A.(**)	249,069	186,776	62,293	24,293
Galicia Seguros S.A.(**)	2,703,486	1,654,652	1,048,834	544,122
Galicia Valores S.A.	258,936	39,877	219,059	66,678
Galicia Warrants S.A.	317,200	132,164	185,036	45,620
Financial Trust Saturno Créditos	17,055	1,184	15,871	(2,586)
Ondara S.A.	22,511	22	22,489	1,636
Sudamericana Holding S.A.(**)	3,162,126	1,909,065	1,253,061	653,051
Tarjeta Naranja S.A.	51,194,581	41,875,082	9,319,499	2,068,688
Tarjetas Regionales S.A.	52,701,740	42,579,675	10,122,065	2,130,058

(*) Income attributable to the controlling company. Not including “Other Comprehensive Income”.

(**) Net income for the twelve-month period ended December 31, 2018.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Company	12.31.17
	Assets	Liabilities	Shareholders’ Equity	Net Income(*)

Banco de Galicia y Buenos Aires S.A.U.	322,336,623	281,422,835	40,913,788	7,177,709
Cobranzas Regionales S.A.	57,921	22,443	35,478	5,186
Galicia Administradora de Fondos S.A.	736,680	276,479	460,201	450,316
Galicia Broker Asesores de Seguros S.A. (**)	32,109	20,115	11,994	13,446
Galicia Retiro Compañía de Seguros S.A. (**)	193,133	152,243	40,890	4,324
Galicia Seguros S.A. (**)	1,969,194	1,178,023	791,171	406,237
Galicia Valores S.A.	175,431	23,051	152,380	49,478
Galicia Warrants S.A.	258,208	118,446	139,762	32,647
Financial Trust Galtrust I	140,994	341	140,653	66,251
Financial Trust Saturno Créditos	23,372	1,413	21,959	2,671
Net Investment S.A. (in Liquidation)(***)	284	-	284	26
Ondara S.A.	25,560	4,708	20,852	5,888
Sudamericana Holding S.A.(**)	2,438,033	1,387,463	1,050,570	467,770
Tarjeta Naranja S.A.	36,025,069	28,174,258	7,850,811	2,467,644
Tarjetas Regionales S.A.	37,016,634	28,601,708	8,414,926	2,720,769

(*) Income attributable to the controlling company. Not including “Other Comprehensive Income”.

(**) Net income for the twelve-month period ended December 31, 2017.

(**) The final distribution was paid out on January 9, 2018.

At the Bank’s General Ordinary and Extraordinary Shareholders’ Meeting, held on April 24, 2018, the shareholders approved the amendment to Article 1 of the Bylaws of the Bank, changing its corporate name from “Banco de Galicia y Buenos Aires S.A.” to “Banco de Galicia y Buenos Aires S.A.U.” The Argentine Central Bank, through Resolution No. 200 issued by its board of directors on July 5, 2018, did not object to such change of corporate name. On October 2, 2018, the Argentine Corporation Control Authority registered the change under Number 18709 of Book 91 of Stock Companies.

At the General Ordinary Shareholders’ Meeting of Net Investment S.A., held on May 16, 2017, the shareholders of Net Investment S.A. unanimously approve the early dissolution and subsequent liquidation of the company under the provisions set out in Section 94, subsection 1, of the Argentine General Corporations Law. The financial statements as of December 31, 2017 are the latest financial statements available before Net Investment S.A.’s final liquidation.

16.2.    Investments in Associates and Joint Ventures

“Investments in Associates and Joint Ventures” break down as follows, as of the dates indicated below:

	12.31.18	12.31.17	01.01.17

Prisma Medios de Pago S.A.(*)	-	-	140,940
Nova Re Compañía Argentina de Reaseguros S.A. (**)	-	-	14,716
Others	56	56	601
Allowances	(56)	(56)	(601)

Total	-	-	155,656

(*) As of December 31, 2017, it was classified to “Non-current Assets Held for Sale”. (See Notes 23 and 55).

(**) Equity investment sold in September 2017.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 17. LEASES

17.1.      Financial Leases

The “Property, Plant and Equipment” account includes the following amounts in which the Group is lessee under the terms of financial lease contracts.

	Real Estate	Furniture and Fixtures	Machines and Equipment	Vehicles	Total
Cost	-	-	7,956	-	7,956
Accumulated Depreciation	-	-	(7,956)	-	(7,956)
Balance as of 12.31.18	-	-	-	-	-

	Real Estate	Furniture and Fixtures	Machines and Equipment	Vehicles	Total
Cost	-	-	7,956	167	8,123
Accumulated Depreciation	-	-	(7,956)	(95)	(8,051)
Balance as of 12.31.17	-	-	-	72	72

	Real Estate	Furniture and Fixtures	Machines and Equipment	Vehicles	Total
Cost	-	-	7,956	472	8,428
Accumulated Depreciation	-	-	(7,956)	(341)	(8,297)
Balance as of 01.01.17	-	-	-	131	131

17.2.        Operating Leases

The Group records contractual obligations derived from the lease of certain properties used as part of the distribution network. The term of these contracts ranges from one to five years and most of them are renewable upon their expiration at market values. The estimated future lease payments in connection with these properties are as follows:

	12.31.18	12.31.17	01.01.17
Less than One Year	906,405	534,354	365,164
Over One Year and up to Five Years	5,284,731	1,480,160	1,040,455
Over Five Years	6,191,137	731,001	233,696
Total	12,382,273	2,745,515	1,639,315

NOTE 18. PROPERTY, PLANT AND EQUIPMENT

Changes in “Property, Plant and Equipment” are detailed in Schedule F.

The carrying amounts of “Property, Plant and Equipment” do not exceed their recoverable values.

NOTE 19. INTANGIBLE ASSETS

Changes in “Intangible Assets” are detailed in Schedule G.

The carrying amounts of “Intangible Assets” do not exceed their recoverable values.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 20. DEFERRED INCOME TAX ASSETS/LIABILITIES

Changes in “Deferred Income Tax Assets and Liabilities” during the fiscal years ended December 31, 2018 and December 31, 2017 are as follows:

Item	12.31.17	Charge to Income	Allowance for Impairment	Others	12.31.18
Deferred Tax Assets
Valuation of Securities	(13,164)	(5,460)	-	824	(17,800)
Other Financial Assets	-	-	-	(1,026)	(1,026)
Net Loans and Other Financing	554,489	220,611	-	215	775,315
Property, Plant and Equipment	(10,901)	(6,081)	-	29	(16,953)
Intangible Assets	(47)	47	-	-	-
Tax Loss Carry-forwards	157	3,838	(3,764)	3,057	3,288
Other Non-financial Assets	21,951	(5,704)	-	(451)	15,796
Non-current Assets Held for Sale	-	(3,301)	1,876	1,425	-
Allowance for Impairment	-	-	-	-	-
Other Financial Liabilities	19,067	181	-	(279)	18,969
Provisions	47,717	23,520	-	-	71,237
Other Non-financial Liabilities	1,382	16,039	-	(3,675)	13,746
Quotation Difference	3,758	(48)	-	-	3,710
Others	(64)	1,574	-	(7)	1,503
Totals	624,345	245,216	(1,888)	112	867,785

Item	12.31.17	Charge to Income	Allowance for Impairment	Others	12.31.18
Deferred Tax Liabilities
Valuation of Securities	11,323	8137.8469	-	-	(126,523)
Other Financial Assets	(25,240)	(4,499)	-	1,026	(28,713)
Net Loans and Other Financing	269,774	226,200	-	-	495,974
Property, Plant and Equipment	(1,355,552)	-	-	(5,260)	(1,323,970)
Intangible Assets	210,993	36,842	-	-	(27,310)
Tax Loss Carry-forwards	-	-	-	-	-
Other Non-financial Assets	(30,231)	(3,634)	-	451	(33,414)
Non-current Assets Held for Sale	(244,277)	185,362	-	(1,425)	(60,340)
Allowance for Impairment	-	-	-	-	-
Subordinated debt	(13,770)	(3,827)	-	-	(17,597)
Provisions	100,070	231,945	-	-	332,015
Other Non-financial Liabilities	335,205	69,216	-	(377)	404,044
Others	(1,499)	81	-	1,531	113
Totals	(743,204)	361,537	-	(4,054)	(385,721)

Item	01.01.17	Charge to Income	Allowance for Impairment	Others	12.31.17
Deferred Tax Assets
Valuation of Securities	2,070	(15,234)	-	-	(13,164)
Other Financial Assets	(31)	31	-	-	-
Net Loans and Other Financing	553,695	794	-	-	554,489
Property, Plant and Equipment	(6,711)	(4,190)	-	-	(10,901)
Intangible Assets	(50)	3	-	-	(47)
Tax Loss Carry-forwards	936	(779)	-	-	157
Other Non-financial Assets	2,168	19,783	-	-	21,951
Allowance for Impairment	(9)	-	9	-	-
Other Financial Liabilities	-	19,067	-	-	19,067
Provisions	43,559	4,158	-	-	47,717
Other Non-financial Liabilities	(1,902)	(520)	-	-	1,382
Quotation Difference	8,696	(4,938)	-	-	3,758
Others	14,841	(14,905)	-	-	(64)
Totals	621,066	3,270	9	-	624,345

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Item	01.01.17	Charge to Income	Allowance for Impairment	Others	12.31.17
Deferred Tax Liabilities
Valuation of Securities	(20,773)	32,096	-	-	11,323
Other Financial Assets	(15,865)	(9,128)	-	(247)	(25,240)
Net Loans and Other Financing	241,770	28,004	-	-	269,774
Property, Plant and Equipment	(1,851,491)	488,337	-	7,602	(1,355,552)
Intangible Assets	309,874	(98,881)	-	-	210,993
Tax Loss Carry-forwards	148,071	(143,054)	(5,226)	209	-
Other Non-financial Assets	2,273	(32,504)	-	-	(30,231)
Non-current Assets Held for Sale	-	(242,400)	(1,877)	-	(244,277)
Allowance for Impairment	(150,171)	-	150,171	-	-
Subordinated debt	(1,719)	(12,051)	-	-	(13,770)
Provisions	171,156	(68,337)	-	(2,749)	100,070
Other Non-financial Liabilities	199,574	135,609	-	22	335,205
Others	898	(1,520)	-	(877)	(1,499)
Totals	(966,403)	76,171	143,068	3,960	(743,204)

In addition, the expiration dates of tax loss carry-forwards are as follows:

Year of Generation	Amount	Year Due	Deferred Tax Assets

2018	1,203	2013	361
2018	22,306	2023	6,692
	23,509		7,053

An allowance for impairment has been set for the deferred tax asset as of December 31, 2018, amounting to $3,765, as it is believed that the recovery thereof is not likely as of the date of these financial statements.

NOTE 21. ASSETS/LIABILITIES FOR INSURANCE CONTRACTS

Assets related to insurance contracts as of the dates indicated below are detailed as follows:

Assets for Insurance Contracts	12.31.18	12.31.17	01.01.17

Premiums Receivable	938,922	661,474	507,080
Receivables from Reinsurers	5,361	3,473	3,334
Others	2,455	-	6,962
Allowances	10,472	6,717	3,854
Total	957,210	671,664	521,230

Liabilities related to insurance contracts as of the dates indicated below are detailed as follows:

Liabilities for Insurance Contracts	12.31.18	12.31.17	01.01.17

Debts with Insureds	373,600	281,971	228,080
Debts with Reinsurers	9,702	17,545	(833)
Debts with Co-insurers	2,639	2,444	2,573
Debts with Insurance Brokers	185,930	129,825	105,971
Statutory Reserves	571,225	399,101	304,592
Unpaid Losses to Be Borne by Reinsurers (Offset Account)	(39,876)	(21,077)	(13,990)
Total	1,103,220	809,809	626,393

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Debts with Insureds	12.31.18	12.31.17	01.01.17

Property Insurance	105,517	63,044	36,031
Administrative Direct Insurance	60,118	32,896	20,160
Direct Insurance in Litigation	9,966	6,136	2,556
Direct Insurance in Mediation	426	502	381
Settled Losses to be Paid	1,609	1,651	1,337
Unpaid Losses for Active Reinsurance and Retrocession	1,038	537	-
Incurred But Not Reported Losses – IBNR	32,360	21,322	11,597
Life Insurance	268,074	218,765	191,916
Administrative Direct Insurance	243,850	199,775	167,411
Direct Insurance in Litigation	4,752	3,744	1,918
Direct Insurance in Mediation	668	941	594
Settled Losses to be Paid	1,424	2,488	2,663
Unpaid Losses for and Active Reinsurance and Retrocession	4,400	1,914	-
Incurred But Not Reported Losses – IBNR	12,714	9,637	19,063
Surrenders Payable	265	265	265
Payables for Premiums to be Refunded	1	1	2
Retirement Insurance	9	162	133
Past Due Annuities Payable	9	162	133
Total	373,600	281,971	228,080

Debts with Reinsurers and Co-insurers	Current Account	Reinstatement Premiums	Minimum Deposit Premium to Be Accrued	Deposits as Collateral	Unpaid Losses to Be Borne by Reinsurers	Total
IBNR to Be Borne by Reinsurers	21,852	-	(12,150)	-	(39,876)	(30,174)
Debts with Co-insurers	2,639	-	-	-	-	2,639
Total as of 12.31.18	24,491	-	(12,150)	-	(39,876)	(27,535)
Total as of 12.31.17	30,522	-	(10,533)	-	(21,077)	(1,088)

Debts with Insurance Brokers	12.31.18	12.31.17	01.01.17

Current Account – Insurance Brokers	45,225	32,011	47,727
Commissions on Premiums Receivable	113,238	77,538	33,658
Underwriting Expenses Payable	27,467	20,276	24,586
Total	185,930	129,825	105,971

Statutory Reserves	12.31.18	12.31.17	01.01.17

Unearned Premiums and Similar Ones	327,392	200,810	131,298
Premiums and Surcharges	316,672	203,918	159,414
Premiums on Passive Reinsurance	(14,516)	(24,186)	(28,258)
Active Reinsurance	25,236	20,961	-
Insufficient Premiums	-	117	142
Mathematical Reserves	243,833	198,291	173,294
Mathematical Reserves – Individual Life Insurance	80,545	59,970	49,886
Mathematical Reserves – Individual Retirement Insurance	67,088	32,483	29,335
Mathematical Reserves of Life Annuities	95,179	80,073	72,514
Provision for Restoring the Mathematical Reserve	7	8	3
Fluctuation Funds	1,014	25,757	21,556
Total	571,225	399,101	304,592

Insurance liabilities were recorded according to the test on adequacy of liabilities, using the current estimates of future cash flows derived from insurance contracts. The assumptions used are as follows:

Mortality Table	GAM 94
Investment (Discount) Rate	3.38%
Benchmark Rate	Projected benchmark rate based on a share of CER starting with 1.36% in the case of voluntary retirement and 1.63% in the case of life annuities.
Administrative Expenses	682 in the case of voluntary retirement and 620 in the case of life annuities

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 22. OTHER NON-FINANCIAL ASSETS

“Other Non-financial Assets” break down as follows:

	12.31.18	12.31.17	01.01.17

Shareholders	-	-	27,370
Payments in Advance of Directors’ and Syndics’ Fees	2,071	3,419	3,914
Payments in Advance to Personnel	50,385	12,450	13,944
Tax Credits	115,572	45,747	141,838
Payments in Advance	449,374	297,890	297,892
Advances for Purchase of Assets	83,167	1,286,113	602,125
Other Miscellaneous Assets Measured at Cost	395,735	306,179	375,474
Assets Acquired through Foreclosures	14,762	27,109	13,473
Investment Properties(*)	156,982	159,966	163,170
Others	46,360	55,252	88,711
Total	1,314,408	2,194,125	1,727,911

(*) Changes in “Investment Properties” are detailed in Schedule F.

Related-party information is disclosed in Note 52.

NOTE 23. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Group has classified the following assets as “Assets Held for Sale and Discontinued Operations”:

	12.31.18	12.31.17	01.01.17

Equity Investments
Prisma Medios de Pago S.A.	212,831	208,972	-
Compañía Financiera Argentina S.A.(*)	-	5,643,848	5,893,848
Cobranzas y Servicios S.A.(*)	-	29,906	29,906
Other Debt Securities
Financial Trust Crecere III, IV, V, VI, VII and VIII	188,947	-	-
Property, Plant and Equipment
Real Estate	2,328	2,328	2,329
Total	404,106	5,885,054	5,926,083

(*) The amount relates to the net balance of assets and liabilities held for sale, booked under “Non-current Assets Held for Sale” and “Other Non-financial Liabilities”, respectively.

Prisma Medios de Pago S.A.: As discussed at the company’s Ordinary and Extraordinary Shareholders’ Meeting held on August 31, 2017, the shareholders approved the transfer of all of the shares of the company in a one-year term. Therefore, according to IFRS 5, this is considered as “Non-current Assets Held for Sale” and valued at cost or market value, whichever is lower, less selling expenses, the carrying amounts of which stood at $211,831 and $208,972 as of December 31, 2018 and 2017, respectively. The change is due to the company’s capital stock increases, which took place in April and December 2018 in order to adjust it to its corporate businesses.

The General Ordinary Shareholders’ Meeting held on May 8, 2018, approved the distribution of cash dividends. According to the Bank’s equity interest, it is entitled to dividends in the amount of $371,515, which were charged to income for the fiscal year.

On February 1, 2019, 49% of such company’s equity interest was transferred. (See Note 55).

Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.: On January 12, 2017, the Bank’s board of directors accepted an offer to buy all of its treasury shares, made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. By virtue of Resolution No. 414, the Argentine Central Bank authorized such transaction.

The sale of the shares in both companies by the Bank was consummated on February 2, 2018, with the new holders having been registered in each of these companies’ books. The sale price was subject to the buyers’ consent, who were entitled to raise objections for a term of up to 45 consecutive days from January 29, 2018. On March 26, 2018, the sale of shares in Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. was completed for a final price of $1,025,705 and $21,572, respectively. The proceeds from the sale of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. amounted to $60,207 and $14,569, respectively. The income tax impact for discontinued operations is disclosed separately in the “Income Tax from Discontinued Activities” account, which amounts to $22,882 as of December 31, 2018.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The information below is related to the Group’s discontinued operations (Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.):

Compañía Financiera Argentina S.A.	12.31.2017
Assets	5,643,848
Cash and Due from Banks	395,201
Securities	16,776
Loans	4,916,476
Miscellaneous Receivables	208,372
Equity Investments	4,302
Bank Property, Plant and Equipment	39,670
Miscellaneous Assets	2,013
Intangible Assets	61,038
Liabilities(*)	4,678,350
Deposits	1,412,974
Notes	1,250,531
Other Liabilities Resulting from Financial Brokerage	1,649,704
Miscellaneous Liabilities	322,588
Provisions	42,553

(*) Recorded in “Other Non-financial Liabilities”. See Note 31.

Cobranzas y Servicios S.A.	12.31.2017
Assets	29,906
Cash and Due from Banks	296
Securities	12,867
Miscellaneous Receivables	16,743
Liabilities(*)	22,904
Miscellaneous Liabilities	22,904

(*) Recorded in “Other Non-financial Liabilities”. See Note 31.

Assets	12.31.17	01.01.17

Equity Investments in Subsidiaries
Compañía Financiera Argentina S.A.	965,498	1,215,498
Cobranzas y Servicios S.A.	7,002	7,002
Total Assets	972,500	1,222,500

NOTE 24. DEPOSITS

Deposits break down as follows as of the dates indicated below:

	12.31.18	12.31.17	01.01.17

In Pesos	197,429,716	130,320,671	99,358,592
Checking Accounts	39,854,371	33,119,244	27,979,488
Savings Accounts	61,128,663	41,361,821	25,969,374
Time Deposits	89,204,808	52,923,863	42,935,867
Time Deposits – UVA	1,984,548	602,484	83,186
Others	1,273,540	885,882	1,509,192
Interest and Adjustments	3,983,786	1,427,377	881,485
In Foreign Currency	162,667,559	70,408,220	51,018,473
Savings Accounts	137,762,699	59,047,917	27,150,795
Time Deposits	24,064,063	10,946,555	6,706,136
Others	792,809	397,999	17,153,217
Interest and Adjustments	47,988	15,749	8,325
Total	360,097,275	200,728,891	150,377,065

The concentration of deposits is detailed in Schedule H.

The breakdown of deposits by remaining term is detailed in Schedule I.

The breakdown of deposits by sector is detailed in Schedule P.

Related-party information is disclosed in Note 52.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 25. FAIR VALUE LIABILITIES WITH CHANGES TO INCOME

“Fair Value Liabilities with Changes to Income” are detailed in Schedules I and P. They include the obligations for transactions with third-party government securities.

NOTE 26. OTHER FINANCIAL LIABILITIES

The account breaks down as follows, as of the dates indicated below:

	12.31.18	12.31.17	01.01.17

Payables for Purchases Pending Settlement	1,512,197	1,081,898	1,082,067
Collections and Other Transactions on Account of Third Parties	7,646,888	3,149,260	3,210,437
Liabilities due to Financing of Purchases	36,894,587	26,540,086	20,795,997
Payables for Foreign Currency Purchase Pending Settlement	14,409,983	5,049,439	4,952,254
Commissions Accrued Payable	344,570	200,250	111,483
Miscellaneous Subject to Minimum Cash Requirements	507,101	282,484	317,335
Miscellaneous not Subject to Minimum Cash Requirements	1,195,353	621,961	531,387
Other Financial Liabilities	724,363	563,547	298,332
Total	63,235,042	37,488,925	31,299,292

NOTE 27. LOANS FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS

The account breaks down as follows, as of the dates indicated below:

	12.31.18	12.31.17	01.01.17

Loans from the Argentine Central Bank	28,675	15,323	13,659
Correspondents	1,583,638	416,106	1,142,363
Loans from Local Financial Institutions	5,719,582	2,406,413	3,527,299
Loans from Foreign Financial Institutions	7,474,069	4,102,212	2,084,423
Loans from International Entities	4,640,064	928,994	128,572
Total	19,446,028	7,869,048	6,896,316

The following table details the credit lines with local and international financial institutions and entities, as of the dates indicated below:

Financial Institutions and/or Entities	Date of Placement	Currency	Term(*)	Rate(*)	Maturity Date	Amount as of 12.31.18(**)
Local						5,748,257
BICE	Miscellaneous	$	1,838 days	50.88	Miscellaneous	2,844,547
BICE	Miscellaneous	US$	1,792 days	4.36	Miscellaneous	115,799
Call Taken	12.28.18	$	5 days	55.94	01.02.19	804,056
Argentine Central Bank	12.28.18	$	5 days	-	01.02.19	27,681
Argentine Central Bank	12.18.18	US$	5 days	-	01.02.19	994
Other Lines(1)	Miscellaneous	$	364 days	45.89	Miscellaneous	1,955,180
International						13,697,771
Correspondents	12.31.18	US$	2 days	-	01.02.19	1,583,638
IFC	Miscellaneous	US$	945 days	5.78	Miscellaneous	4,591,008
Prefinancing	Miscellaneous	US$	235 days	3.96	Miscellaneous	5,643,958
IDB	Miscellaneous	US$	351 days	4.44	Miscellaneous	1,879,167
Total						19,446,028

(*) Weighted average.

(*) It includes principal and interest.

(1) Relates to regional credit-card companies’ credit lines.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Financial Institutions and/or Entities	Date of Placement	Currency	Term(*)	Rate(*)	Maturity Date	Amount as of 12.31.17(**)
Local						2,421,736
BICE	Miscellaneous	$	1,875 days	23.84	Miscellaneous	2,203,339
BICE	Miscellaneous	US$	1,086 days	3.38	Miscellaneous	2,611
Call Taken	12.28.17	$	5 days	24.50	01.02.18	63,462
Argentine Central Bank	12.28.17	$	5 days	-	01.02.18	14,606
Argentine Central Bank	12.28.17	US$	5 days	-	01.02.18	717
Other Lines(1)	Miscellaneous	$	365 days	27.95	Miscellaneous	137,001
International						5,447,312
Correspondents	12.29.17	US$	4 days	-	01.02.18	416,106
IFC	Miscellaneous	US$	1,085 days	5.59	Miscellaneous	844,839
Prefinancing	Miscellaneous	US$	208 days	2.89	Miscellaneous	3,861,472
Proparco	Miscellaneous	US$	351 days	4.96	Miscellaneous	19,473
IDB	Miscellaneous	US$	240 days	3.21	Miscellaneous	305,422
Total						7,869,048

(*) Weighted average.

(*) It includes principal and interest.

(1) Relates to regional credit-card companies’ credit lines.

Financial Institutions and/or Entities	Date of Placement	Currency	Term(*)	Rate(*)	Maturity Date	Amount as of 01.01.17(**)
Local						3,564,772
BICE	Miscellaneous	$	1,648 days	23.67	Miscellaneous	1,179,440
BICE	Miscellaneous	US$	1,170 days	4.50	Miscellaneous	4,016
Call Taken	12.30.16	$	3 days	25.38	01.02.17	165,000
Argentine Central Bank	12.30.16	$	3 days	-	01.02.17	11,495
Argentine Central Bank	12.30.16	US$	3 days	-	01.02.17	1,232
Other Lines(1)	Miscellaneous	$	490 days	28.44	Miscellaneous	2,179,775
Correspondents	12.30.16	$	3 days	-	01.02.17	23,814
International						3,331,544
Correspondents	12.30.16	US$	3 days	-	01.02.17	1,118,549
IFC	Miscellaneous	US$	1,209 days	5.80	Miscellaneous	79,251
Prefinancing	Miscellaneous	US$	267 days	2.57	Miscellaneous	2,084,423
Proparco	Miscellaneous	US$	210 days	4.96	Miscellaneous	49,321
Total						6,896,316

(*) Weighted average.

(*) It includes principal and interest.

(1) Primarily relates to regional credit-card companies’ credit lines.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 28. NOTES

The following is a breakdown of the Global Program for the Issuance of Notes outstanding:

Company	Authorized Amount(*)	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Grupo Financiero Galicia S.A.	US$ 100,000	Simple notes, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended through Resolution No. 17343 dated 05.08.14 Authorization of the increase, Resolution No. 17064 dated 04.25.13
Banco de Galicia y Buenos Aires S.A.U.	US$ 2,100,000	Simple notes, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10, 04.29.15 and 11.09.16

Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10 and Resolution No. 17883 dated 11.20.15. Increase of the amount approved by Resolutions Nos. 17883 dated 11.20.15, No. 18081 dated 06.10.16, No. 18480 dated 01.26.17 and No. 19520 dated 05.17.18

Tarjeta Naranja S.A.	US$ 650,000	Simple notes, not convertible into shares	5 years	03.08.12	Resolution No. 16822 dated 05.23.12 and extended through Resolution No. 17676 dated 05.21.15.
Tarjetas Cuyanas S.A.	US$ 250,000	Simple notes, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10 and 02.15.13	Resolution No. 16328 dated 05.18.10 Authorization of the increase, Resolution No. 17072 dated 05.02.13

(*) Or its equivalent in any other currency.

The Company has the following Notes outstanding, issued under the Global Program for the Issuance of Notes detailed in the table above, as of December 31, 2018, net of repurchases of Own Notes:

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 12.31.18
Banco de Galicia y Bs. As. S.A.U.	02.17.17	$	Class III	US$150,537(1)	Simple	36 Months	-	(1)(3)	02.06.17	2,471,648
Banco de Galicia y Bs. As. S.A.U.	05.18.17	$	IV	$2,000,000	Simple	36 Months	-	(2)(4)	05.08.17	2,126,523
Banco de Galicia y Bs. As. S.A.U.	04.26.18	$	V Series I	$4,209,250	Simple	24 Months	-	(5)	04.18.18	4,898,450
Banco de Galicia y Bs. As. S.A.U.	04.26.18	$	V Series II	$2,032,833	Simple	36 Months	-	(6)	04.18.18	2,174,984
Tarjeta Naranja S.A.	04.13.16	$	XXXIII Series II	$366,908	Simple	1,095 days	04.13.19	Minimum 37% Rate/ Badlar +5.40%	03.28.16	412,803
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series II	$475,397	Simple	1,461 days	06.29.20	Minimum 32% Rate/ Badlar +4.67%	06.21.16	541,106
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series II	$774,389	Simple	1,461 days	09.27.20	Minimum 26% Rate/ Badlar +3.99%	09.15.16	728,000
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series II	$636,409	Simple	1,095 days	12.07.19	Minimum 25.25% Rate/ Badlar + 4%	11.23.16	648,695
Tarjeta Naranja S.A.	04.11.17	$	XXXVII	$3,845,700	Simple	1,826 days	04.11.22	Minimum 15% Rate/ Badlar + 3.50%	03.30.17	4,083,446
Tarjeta Naranja S.A.	11.13.17	$	XXXVIII	$503,333	Simple	546 days	05.13.19	Minimum 29.05% Rate/ MR20 + 4%	11.07.17	538,056
Tarjeta Naranja S.A.	02.14.18	$	XXXIX	$754,538	Simple	546 days	09.14.19	Minimum 26.75% Rate/MR 20 +3.4%	02.02.18	803,823

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate		Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 12.31.18
Tarjeta Naranja S.A.	04.10.18	$	XL Series I	$597,500	Simple	548 days	10.10.19	25.98	% Fixed Rate	03.27.18	708,732
Tarjeta Naranja S.A.	04.10.18	$	XL Series II	$1,402,500	Simple	914 days	10.10.20	Minimum 27	% Rate/ Badlar + 3.69%	03.27.18	1,547,760
Tarjeta Naranja S.A.	11.15.18	$	XLI Series I	$854,102	Simple	365 days	11.15.19	54	% Fixed Rate	-	905,479
Tarjeta Naranja S.A.	11.15.18	$	XLI Series II	$343,555	Simple	547 days	05.15.20	Badlar + 10%		-	346,775
Tarjeta Naranja S.A.	12.17.18	$	XLII	$1,266,303	Simple	287 days	09.30.19	58	% Fixed Rate	-	1,234,147
Tarjeta Naranja S.A.(***)	05.05.16	$	XXIV Series II	$234,309	Simple	1,095 days	05.05.19	Minimum 37	% Rate/ Badlar + 4.98%	04.22.16	172,255
Tarjeta Naranja S.A.(***)	07.26.16	$	XXV	$400,000	Simple	1,461 days	07.26.20	Minimum 30	% Rate/ Badlar + 3.94%	07.13.16	430,504
Tarjeta Naranja S.A.(***)	10.24.16	$	XXVI Series II	$350,237	Simple	1,461 days	10.24.20	Minimum 26	% Rate/ Badlar + 4.00%	10.14.16	358,563
Carry-forward											25,131,749

(*) Includes principal and interest.

(**) Not convertible into shares.

(***) Notes merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

(1) As specified in the terms and conditions of the issuance, they were converted to $2,360,360. Investor assumes the exchange rate risk since the service of interest and principal is calculated on the basis of the principal amount in Pesos converted into U.S. Dollars on each payment date.

(2) The net proceeds from this issuance of notes was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Notes and the Argentine Central Bank regulations.

(3) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.69%, which will be payable quarterly as from May 17, 2017.

(4) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.98%, which will be payable quarterly as from August 18, 2017.

(5) Annual nominal fixed 25.98% rate; principal and interest will be settled in full upon maturity.

(6) Variable rate equal to the simple arithmetic average of private Badlar, plus 3.5%, which will be payable quarterly as from July 26, 2018. Principal in respect of this Series will be repaid upon maturity.

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate		Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 12.31.18
Carry-back											25,131,749
Tarjeta Naranja S.A.(***)	02.10.17	$	XXVII Series II	$500,000	Simple	1,095 days	02.10.20	Minimum 23.5	% Rate/ Badlar + 3.50%	02.02.17	500,457
Tarjeta Naranja S.A.(***)	06.09.17	$	XXVIII Series I	$128,175	Simple	730 days	06.09.19	Minimum 25	% Rate/ Badlar + 3.05%	05.29.17	126,755
Tarjeta Naranja S.A.(***)	06.09.17	$	XXVIII Series II	$371,825	Simple	1,461 days	06.09.21	Minimum 25	% Rate/ Badlar + 3.70%	05.29.17	374,000
Total											26,132,961

(*) It includes principal and interest.

(**) Not convertible into shares.

(***) Notes merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

On September 21, 2018, the Bank issued the “Green Bond” which was entirely acquired by the International Finance Corporation. The Green Bond is a 7-year facility, with interest payable every six months. The Green Bond has a 36-month grace period in respect of the repayment of principal, followed by payments in 9 installments due every six months. As of December 31, 2018, the carrying amount of the Green Bond totals $3,850,692.

Under the Global Program for the Issuance of Notes, after year-end, Banco Galicia issued Class VI Notes for a face value of U.S. $82,713 at a fixed rate of 4.8%, which matures within seven months from the relevant issuance and settlement date.

The Company has the following Notes outstanding, issued under the Global Program for the Issuance of Notes detailed in the table above, as of December 31, 2017, net of repurchases of Own Notes:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Company	Date of Placement	Currency	Class No.	Face Value			Type(**)	Term	Maturity Date	Rate		Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 12.31.17
Banco de Galicia y Bs. As. S.A.U.	02.17.17	$	III	US$	150,537	(1)	Simple	36 Months	-	(1	)(3)	02.06.17	2,431,324
Banco de Galicia y Bs. As. S.A.U.	05.18.17	$	IV		$2,000,000		Simple	36 Months	-	(2	)(4)	05.08.17	2,057,278
Carry-forward													4,488,602

(*) Includes principal and interest.

(**) Not convertible into shares.

(1) As specified in the terms and conditions of the issuance, they were converted to $2,360,360. Investor assumes the exchange rate risk since the service of interest and principal is calculated on the basis of the principal amount in Pesos converted into U.S. Dollars on each payment date.

(2) The net proceeds from this issuance of notes was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Notes and the Argentine Central Bank regulations.

(3) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.69%, which will be payable quarterly as from May 17, 2017.

(4) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.98%, which will be payable quarterly as from August 18, 2017.

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 12.31.17
Carry-back										4,488,602
Tarjeta Naranja S.A.	04.13.16	$	XXXIII Series II	$366,908	Simple	1,095 days	04.13.19	Minimum 37% Rate/ Badlar +5.40%	03.28.16	374,568
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series II	$475,397	Simple	1,461 days	06.29.20	Minimum 32% Rate/ Badlar +4.67%	06.21.16	472,110
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series I	$225,611	Simple	546 days	03.27.18	Minimum 26% Rate/ Badlar +2.99%	09.15.16	227,175
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series II	$774,389	Simple	1,461 days	09.27.20	Minimum 26% Rate/ Badlar +3.99%	09.15.16	756,827
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series I	$210,571	Simple	547 days	06.07.18	Minimum 25.25% Rate/ Badlar + 3.25%	11.23.16	212,656
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series II	$636,409	Simple	1,095 days	12.07.19	Minimum 25.25% Rate/ Badlar + 4%	11.23.16	624,524
Tarjeta Naranja S.A.	04.11.17	$	XXXVII	$3,845,700	Simple	1,826 days	04.11.22	Minimum 15% Rate/ Badlar + 3.50%	03.30.17	4,023,299
Tarjeta Naranja S.A.	11.13.17	$	XXXVIII	$503,333	Simple	546 days	05.13.19	Minimum 29.05% Rate/ MR20 + 4%	11.07.17	516,635
Tarjeta Naranja S.A.(***)	05.05.16	$	XXIV Series II	$234,309	Simple	1,095 days	05.05.19	Minimum 37% Rate/ Badlar + 4.98%	04.22.16	206,994
Tarjeta Naranja S.A.(***)	07.26.16	$	XXV	$400,000	Simple	1,461 days	07.26.20	Minimum 30% Rate/ Badlar + 3.94%	07.13.16	419,518
Tarjeta Naranja S.A.(***)	10.24.16	$	XXVI Series I	$149,763	Simple	547 days	04.24.18	Minimum 26% Rate/ Badlar + 2.75%	10.14.16	156,939
Tarjeta Naranja S.A.(***)	10.24.16	$	XXVI Series II	$350,237	Simple	1,461 days	10.24.20	Minimum 26% Rate/ Badlar + 4%	10.14.16	303,578
Tarjeta Naranja S.A.(***)	02.10.17	$	XXVII Series II	$500,000	Simple	1,095 days	02.10.20	Minimum 23.5% Rate/ Badlar + 3.5%	02.02.17	515,905
Tarjeta Naranja S.A.(***)	06.09.17	$	XXVIII Series I	$128,175	Simple	730 days	06.09.19	Minimum 25% Rate/ Badlar + 3.05%	05.29.17	130,206
Tarjeta Naranja S.A.(***)	06.09.17	$	XXVIII Series II	$371,825	Simple	1,461 days	06.09.21	Minimum 25% Rate/ Badlar + 3.7%	05.29.17	305,493
Total										13,735,029

(*) It includes principal and interest.

(**) Not convertible into shares.

(***) Notes merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

The Company has the following Notes outstanding issued under the Global Program for the Issuance of Notes detailed in the table above as of January 1, 2017, net of repurchases of Own Notes:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Company	Date of Placement	Currency	Class No.	Face Value		Type(**)	Term	Maturity Date	Rate		Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 01.01.17
Grupo Financiero Galicia S.A.	01.30.14	$	V Series II		$78,200	Simple	36 Months	01.31.17	Variable Badlar + 5.25%		04.25.13	81,455
Grupo Financiero Galicia S.A.	10.23.14	$	VI Series II		$109,845	Simple	36 Months	10.23.17	Variable Badlar +4.25%		10.03.14	113,878
Grupo Financiero Galicia S.A.	07.27.15	$	VII		$160,000	Simple	24 Months	07.27.17	(1)		07.16.15	162,224
Banco de Galicia y Buenos Aires S.A.U.	05.04.11	US$	-	US$	300,000	Simple	84 Months	-	(2	)(3)	04.14.11	4,703,408
Tarjeta Naranja S.A.	01.28.11	US$	XII	US$	200,000	Simple	2,192 days	01.28.17	Annual Nominal Fixed at 9%		01.14.11	1,098,876
Tarjeta Naranja S.A.	02.26.14	$	XXIV Series II		$33,500	Simple	1,096 days	02.26.17	Variable Badlar + 5%		02.14.14	34,508
Tarjeta Naranja S.A.	01.22.15	$	XXVIII Series II		$129,000	Simple	731 days	01.22.17	Variable Badlar + 4.5%		01.09.15	26,463
Tarjeta Naranja S.A.	04.27.15	$	XXIX		$334,030	Simple	731 days	04.27.17	27.75 Badlar + 4.5	% Mixed Rate/ %	04.16.15	174,170
Tarjeta Naranja S.A.	06.29.15	$	XXX		$400,000	Simple	731 days	06.29.17	27.75 Badlar + 4.5	% Mixed Rate/ %	06.18.15	336,693
Tarjeta Naranja S.A.	10.19.15	$	XXXI		$370,851	Simple	548 days	04.19.17	27 Badlar + 4.5	% Mixed Rate/ %	10.07.15	188,983
Tarjeta Naranja S.A.	01.20.16	$	XXXII		$260,811	Simple	639 days	10.20.17	Variable Badlar +4.5%		12.15.15	159,225
Tarjeta Naranja S.A.	04.13.16	$	XXXIII Series I		$133,092	Simple	548 days	10.13.17	Minimum 37	% Rate/Badlar +4.5%	03.28.16	125,477
Tarjeta Naranja S.A.	04.13.16	$	XXXIII Series II		$366,908	Simple	1,095 days	04.13.19	Minimum 37	% Rate/Badlar +5.4%	03.28.16	382,576
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series I		$124,603	Simple	548 days	12.29.17	Minimum 32	% Rate/Badlar +3.38%	06.21.16	104,326
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series II		$475,397	Simple	1,461 days	06.29.20	Minimum 32	% Rate/Badlar +4.67%	06.21.16	466,443
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series I		$225,611	Simple	546 days	03.27.18	Minimum 26	% Rate/Badlar +2.99%	09.15.16	224,641
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series II		$774,389	Simple	1,461 days	09.27.20	Minimum 26	% Rate/Badlar +3.99%	09.15.16	752,187
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series I		$210,571	Simple	547 days	06.07.18	Minimum 25.25	% Rate/Badlar +3.25%	11.23.16	195,727
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series II		$636,409	Simple	1,095 days	12.07.19	Minimum 25.25	% Rate/Badlar +4%	11.23.16	555,599
Carry-forward												9,886,859

(*) It includes principal and interest.

(**) Not convertible into shares.

(1) Annual nominal 27% fixed rate during the first nine months, and variable Badlar plus an annual 4.25% rate for the following 15 months.

(2) On May 4, 2017, Banco Galicia redeemed all outstanding notes due 2018, at a price equal to 100% of their residual face value, plus accrued interest up to, but excluding, the redemption date.

(3) The net proceeds from this issuance of notes was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Notes and the Argentine Central Bank regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 01.01.17
Carry-back										9,886,859
Tarjeta Naranja S.A.(***)	02.20.15	$	XIX Series II	$75,555	Simple	731 days	02.20.17	Variable Badlar +4.95%	02.06.15	10,430
Tarjeta Naranja S.A.(***)	08.12.15	$	XXI	$232,000	Simple	550 days	02.12.17	Variable Badlar +4.5%	07.29.15	206,897
Tarjeta Naranja S.A.(***)	11.13.15	$	XXII	$300,000	Simple	547 days	05.13.17	Variable Badlar +4.25%	11.03.15	309,797
Tarjeta Naranja S.A.(***)	03.16.16	$	XXIII	$242,000	Simple	549 days	09.16.17	Minimum 35.25% Rate/ Badlar +4.99%	03.07.16	164,110
Tarjeta Naranja S.A.(***)	05.05.16	$	XXIV Series I	$65,691	Simple	549 days	11.05.17	Minimum 37% Rate/ Badlar +4.08%	04.22.16	68,191
Tarjeta Naranja S.A.(***)	05.05.16	$	XXIV Series II	$234,309	Simple	1,095 days	05.05.19	Minimum 37% Rate/ Badlar + 4.98%	04.22.16	192,163
Tarjeta Naranja S.A.(***)	07.26.16	$	XXV	$400,000	Simple	1,461 days	07.26.20	Minimum 30% Rate/ Badlar + 3.94%	07.13.16	367,786
Tarjeta Naranja S.A.(***)	10.24.16	$	XXVI Series I	$149,763	Simple	547 days	04.24.18	Minimum 26% Rate/ Badlar + 2.75%	10.14.16	157,018
Tarjeta Naranja S.A.(***)	10.24.16	$	XXVI Series II	$350,237	Simple	1,461 days	10.24.20	Minimum 26% Rate/ Badlar + 4%	10.14.16	367,202
Tarjetas del Mar S.A.	02.19.16	$	I	$150,000	Simple	18 Months	08.19.17	Variable Badlar +4.5%	02.04.16	127,264
Total										11,857,717
(*) It includes principal and interest.

(**) Not convertible into shares.

(***) Notes merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

The repurchases of Own Notes as of the dates indicated below are as follows:

		Face Value as of	Carrying Amount(*) as of
Company	NO Class	12.31.18	12.31.18
Banco de Galicia y Buenos Aires S.A.U.	Class III	2,335	36,437
Banco de Galicia y Buenos Aires S.A.U.	Class V – Series II	48,000	47,178
Tarjeta Naranja S.A.	Class XXXV Series II	51,500	49,783
Tarjeta Naranja S.A.	Class XXXVI Series II	10,000	10,546
Tarjeta Naranja S.A.	Class XXXVII	11,783	184,535
Tarjeta Naranja S.A.	Class XXXVIII	3,870	4,135
Tarjeta Naranja S.A.	Class XXXIX	5,000	5,351
Tarjeta Naranja S.A.	Class XL	16,000	17,504
Tarjeta Naranja S.A.	Class XLI Series I	1,000	936
Tarjeta Naranja S.A.	Class XLI Series II	19,000	20,227
Tarjeta Naranja S.A.	Class XLII	50,000	54,389
Tarjeta Naranja S.A.(**)	Class XXIV Series II	80,000	82,947
Tarjeta Naranja S.A.(**)	Class XXV Series II	9,000	8,984
Tarjeta Naranja S.A.(**)	Class XXVI Series II	25,000	27,027
Carry-forward			549,979

(*) It includes principal and interest.

(**) Notes merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Company	NO Class	Face Value as of	Carrying Amount(*) as of
		12.31.18	12.31.18
Carry-back			549,979
Tarjeta Naranja S.A.(**)	Class XXVII Series I	36,761	37,282
Tarjeta Naranja S.A.(**)	Class XXVII Series II	5,488	5,757
Tarjeta Naranja S.A.(**)	Class XXVIII Series II	8,254	8,501
Total			601,519

(*) It includes principal and interest.

(**) Notes merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

Company	NO Class	Face Value as of	Carrying Amount(*) as of
		12.31.17	12.31.17
Banco de Galicia y Buenos Aires S.A.U.	Class III	290	4,648
Tarjeta Naranja S.A.	Class XXXIII Series II	13,231	14,435
Tarjeta Naranja S.A.	Class XXXIV Series II	2,111	2,215
Tarjeta Naranja S.A.	Class XXXV Series II	15,500	16,110
Tarjeta Naranja S.A.	Class XXXVI Series I	2,000	2,021
Tarjeta Naranja S.A.	Class XXXVI Series II	20,000	21,248
Tarjeta Naranja S.A.	Class XXXVIII	2,000	2,059
Tarjeta Naranja S.A.(**)	Class XXIV Series II	35,000	37,477
Tarjeta Naranja S.A.(**)	Class XXVI Series II	60,540	64,268
Tarjeta Naranja S.A.(**)	Class XXVII Series II	2,871	2,879
Tarjeta Naranja S.A.(**)	Class XXVIII Series II	66,659	72,370
Total			239,730

(*) It includes principal and interest.

(**) Notes merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

Company	NO Class	Face Value as of		Carrying Amount(*) as of
		01.01.17		01.01.17
Grupo Financiero Galicia S.A.	VII		3,000	3,135
Banco de Galicia y Buenos Aires S.A.U.	-	US$	7,865	131,161
Tarjeta Naranja S.A.	XIII	US$	3,998	21,726
Tarjeta Naranja S.A.	XXVIII Series II		35,000	12,191
Tarjeta Naranja S.A.	XXIX		3,500	3,652
Tarjeta Naranja S.A.	XXX		65,900	64,962
Tarjeta Naranja S.A.	XXXI		20,730	21,768
Tarjeta Naranja S.A.	XXXII		109,257	114,748
Tarjeta Naranja S.A.	XXXIII Series I		14,000	14,789
Tarjeta Naranja S.A.	XXXIII Series II		3,184	3,438
Tarjeta Naranja S.A.	XXXIV Series I		20,000	19,927
Tarjeta Naranja S.A.	XXXIV Series II		6,111	6,125
Tarjeta Naranja S.A.	XXXV Series II		17,500	17,617
Tarjeta Naranja S.A.	XXXVI Series I		16,610	16,816
Tarjeta Naranja S.A.	XXXVI Series II		85,228	86,543
Tarjeta Naranja S.A.(**)	XIX Series II		65,500	67,228
Tarjeta Naranja S.A.(**)	XXI		31,383	32,915
Tarjeta Naranja S.A.(**)	XXIII		79,243	80,545
Tarjeta Naranja S.A.(**)	XXIV Series II		49,000	51,387
Tarjeta Naranja S.A.(**)	XXV		52,000	53,913
Tarjetas del Mar S.A.	I		30,259	30,793
Total				855,379

(*) It includes principal and interest.

(**) Notes merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

Related-party information is disclosed in Note 52.

NOTE 29. SUBORDINATED DEBT

The Company has the following Subordinated debt not convertible into shares issued under the Global Program for the Issuance of Notes detailed in Note 28 as of the close of the fiscal year:

Company	Date of Placement	Currency	Class No.	Face Value	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount as of 12.31.18(*)
Banco de Galicia y Bs. As. S.A.U.	07.19.16	US$	-	US$ 250,000	120 months(1)	-	(2)(3)	06.23.16	9,767,874

(*) It includes principal and interest.

(1) Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.

(2) Fixed 8.25% rate p.a. (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. to the due date of Notes. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

(3) The net proceeds from this issuance of notes was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Notes and the Argentine Central Bank regulations.

Company	Date of Placement	Currency	Class No.	Face Value	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount as of 12.31.17(*)
Banco de Galicia y Bs. As. S.A.U.	07.19.16	US$	-	US $250,000	120 months(1)	-	(2)(3)	06.23.16	4,828,018

(*) It includes principal and interest.

(1) Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.

(2) Fixed 8.25% rate p.a. (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. to the due date of Notes. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.

(3) The net proceeds from this issuance of notes was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Notes and the Argentine Central Bank regulations.

Company	Date of Placement	Currency	Class No.	Face Value	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount as of 01.01.17(*)
Banco de Galicia y Bs. As. S.A.U.	07.19.16	US$	-	US$ 250,000	120 months(1)	-	(2)(3)	06.23.16	4,065,255

(*) It includes principal and interest.

(1) Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.

(2) Fixed 8.25% rate p.a. (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. to the due date of Notes. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.

(3) The net proceeds from this issuance of notes was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Notes and the Argentine Central Bank regulations.

NOTE 30. PROVISIONS

The account breaks down as follows, as of the dates indicated below:

	12.31.18	12.31.17	01.01.17

For Administrative, Disciplinary and Criminal Penalties	5,306	4,983	5,500
For Termination Benefits	86,926	74,025	31,366
Others	1,357,091	528,447	348,010
Total	1,449,323	607,455	384,876

Changes in the “Provisions” account for the 2018 fiscal year are detailed in Schedule J.

See Note 47 for further details.

Changes for the 2017 fiscal year are disclosed below:

Item	Balances at Beginning of Fiscal Year	Increases	Decreases		Balances as of 12.31.17
			Reversals	Uses
Provisions	384,876	367,867	(43,550)	(101,738)	607,455
Total	384,876	367,867	(43,550)	(101,738)	607,455

NOTE 31. OTHER NON-FINANCIAL LIABILITIES

The account breaks down as follows, as of the dates indicated below:

	12.31.18	12.31.17	01.01.17

Withholdings and Additional Withholdings Payable	2,901,402	1,883,711	1,743,202
Salaries and Social Security Contributions Payable	2,841,885	1,508,464	1,173,195
Withholdings Payable on Salaries	185,624	108,886	111,863
Value-Added Tax	527,577	351,601	267,360
Sundry Creditors	1,598,731	2,378,340	732,735
Liabilities for Assets Held for Sale(*)	-	4,701,254	4,701,254
Taxes Payable	1,838,045	1,293,284	648,541
Liabilities Arising from Contracts with Customers	1,071,636	718,746	452,857
Other Non-financial Liabilities	412,179	170,779	159,950

Total	11,377,079	13,115,065	9,990,957

(*) Liabilities of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. (See Note 23).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Deferred income resulting from contracts with customers includes the liabilities for the “Quiero” Customers Fidelity Program. The Group estimates the value of the points assigned to customers under the above-mentioned program. Said value is assessed through the use of a mathematical model that takes into account certain assumptions of exchange percentages, the fair value for the exchanged points based on the combination of available products and the customers’ preferences, as well as the expiration term of the customers’ non-exchanged points. As of December 31, 2018, $918,375 was recorded for non-exchanged points, whereas as of December 31, 2017 and January 1, 2017, such amount totaled $718,746 and $452,857, respectively.

The following table shows the estimated use of the liabilities recorded as of this fiscal year-end.

Item	Terms			Total
	Up to 12 Months	Up to 24 Months	Over 24 Months
Liabilities – “Quiero” Customers Fidelity Program	394,901	330,615	192,859	918,375

NOTE 32. CAPITAL STOCK

The capital stock structure is detailed in Schedule K.

The Ordinary and Extraordinary Shareholders’ Meeting of the Company, held on August 15, 2017, authorized the approval of an increase in capital stock by means of the issuance of up to 150,000,000 ordinary book-entry Class “B” shares, entitled to one vote per share with a face value of $1 each, which were also entitled to dividends on an equal footing with such ordinary book-entry shares outstanding at the time of the issuance.

On September 7, 2017, the board of directors of the C.N.V., by means of Joint Resolution No. RESFC-2017-18927-APN-DIR#CNV, decided to authorize the public offering of 130,434,600 ordinary book-entry Class “B” shares, entitled to one vote per share with a face value of $1 each, and in case of over-subscription, an increase in such offering up to 19,565,190 ordinary book-entry Class “B” shares, entitled to one vote per share with a face value of $1 each to be offered for public subscription, with certain preemptive and accretion rights.

The primary offering year ended on September 26, 2017, with 109,999,996 Class “B” shares having been subscribed at a price of U.S. five dollars each. On September 29, 2017, such shares were issued and paid in.

The Company granted over-subscription rights to international placement agents who, on October 2, 2017, enforced such rights and were awarded an additional 16,500,004 Class “B” shares at a price of U.S. five dollars each, the issuance and payment of which took place on October 4, 2017.

The capital increase amounted to $11,004,383, the expenses related thereto amounted to $146,347 and were deducted from additional paid-in capital.

On November 8, 2017, the capital increase was registered with the Public Registry of Commerce.

The Company has no own shares in portfolio.

The Company’s shares are listed on Bolsas y Mercados Argentinos (BYMA), Mercado Abierto Electrónico S.A. (MAE) and the National Association of Securities Dealers Automated Quotation (NASDAQ).

NOTE 33. INCOME STATEMENT BREAKDOWN

A breakdown of Net Income from Interest, Net Fee Income and Net Income from Measurement of Fair Value Financial Instruments with Changes to Income is detailed in Schedule Q.

NOTE 34. GOLD AND FOREIGN CURRENCY QUOTATION DIFFERENCES

The account breaks down as follows, as of the dates indicated below:

Originated by:	12.31.18	12.31.17
Foreign Currency Brokerage	5,041,512	1,811,218
Valuation of Foreign Currency Assets and Liabilities	(1,919,617)	371,179
Total	3,121,895	2,182,397

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 35. OTHER OPERATING INCOME

The account breaks down as follows, as of the dates indicated below:

	12.31.18	12.31.17
Commission on Product Package	2,320,067	1,821,144
Other Adjustments and Interest from Miscellaneous Receivables	1,351,671	291,189
Rental of Safe Deposit Boxes	423,376	320,727
Other Financial Income	156,757	45,179
Other Income from Services	1,030,556	126,222
Others	2,111,780	1,183,565
Total	7,394,207	3,788,026

NOTE 36. UNDERWRITING INCOME FROM INSURANCE BUSINESS

The account breaks down as follows, as of the dates indicated below:

	12.31.18	12.31.17
Premiums and Surcharges Accrued	3,783,891	3,206,058
Claims Accrued	(477,638)	(379,890)
Surrenders	(4,887)	(4,534)
Life and Ordinary Annuities	(6,937)	(5,606)
Underwriting and Operating Expenses	(930,578)	(747,334)
Other Income and Expenses	22,478	(14,141)
Total	2,386,329	2,054,553

NOTE 37. LOAN LOSS PROVISION

The account breaks down as follows as of the dates indicated below:

	12.31.18	12.31.17
Loan Loss Provision	9,676,143	4,226,659
Financial Lease Uncollectibility Charge	6,941	8,059
Other Financing Uncollectibility Charge	3,791	19,309
Private Securities Uncollectibility Charge	70,897	-
Direct Loan Charges	543,598	348,873
Others	26,482	1,158
Total	10,327,852	4,604,058

NOTE 38. PERSONNEL EXPENSES

The following are the items included in the account, as of the dates indicated below:

	12.31.18	12.31.17
Salaries	8,500,980	6,537,336
Social Security Contributions on Salaries	1,915,347	1,593,592
Severance Payments and Personnel Bonuses	2,864,079	2,022,318
Personnel Services	411,737	293,698
Other Short-term Employee Benefits	262,792	233,108
Other Long-term Employee Benefits	46,816	-
Total	14,001,751	10,680,052

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 39. ADMINISTRATIVE EXPENSES

The Group presented its statement of comprehensive income under the expenditure function method. Under this method, expenses are classified according to their function as part of the item “Administrative Expenses”.

The table below provides the required additional information about expenses by nature and function, as of the dates indicated below:

	12.31.18	12.31.17
Fees and Compensation for Services	1,488,877	581,147
Directors’ and Syndics’ Fees	135,606	76,831
Advertising and Publicity	1,078,668	814,338
Taxes	2,755,967	2,220,427
Maintenance and Repairs	1,200,039	662,617
Electricity and Communications	860,609	622,017
Entertainment and Transportation Expenses	258,841	102,190
Stationery and Office Supplies	192,676	137,402
Rentals	681,557	458,845
Administrative Services Hired	1,744,827	1,109,652
Security	724,580	605,652
Insurance	70,816	48,023
Others	3,264,054	2,346,799
Total	14,457,117	9,785,940

NOTE 40. DEPRECIATION AND IMPAIRMENT OF ASSETS

The account breaks down as follows, as of the dates indicated below:

	12.31.18	12.31.17
Depreciation of Property, Plant and Equipment	825,222	587,466
Amortization of Organization and Development Expenses	358,169	194,737
Others	2,338	2,550
Total	1,185,729	784,753

NOTE 41. OTHER OPERATING EXPENSES

The account breaks down as follows, as of the dates indicated below:

	12.31.18	12.31.17
Turnover Tax	7,191,154	4,347,885
Contributions to the Guarantee Fund	424,630	273,525
Charges for Other Provisions	862,572	252,553
Claims	249,077	123,983
Other Financial Income	518,565	205,408
Other Expenses from Services	3,085,041	2,207,938
Others	279,297	733,666
Total	12,610,336	8,144,958

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 42. INCOME TAX/DEFERRED TAX

The following is a reconciliation of income tax charged to income as of December 31, 2018, as compared to the previous fiscal year, to that which would result from applying the tax rate in force to book income:

	12.31.18	12.31.17
Income for the Fiscal Year Before Income Tax	(21,208,604)	(13,510,541)
Effective Tax Rate	30%	35%
Income (Loss) for the Fiscal Year at the Tax Rate	(6,362,581)	(4,728,689)
Permanent Differences at the Tax Rate
- Income (Loss) from Equity Instruments	188,321	52,475
- Non-taxable Income (Loss)	91,188	63,831
- Donations and Other Non-deductible Expenses	19,452	(54,607)
- Other	(394,564)	143,077
- Allowance for Impairment	(1,888)	(181,706)
- Fines	-	(43)
- Law 27430 Rate Adjustment	(34,028)	184,906
Total Income Tax Charge for the Fiscal Year	(6,494,100)	(4,520,756)

	12.31.18	12.31.17
Current Income Tax	(6,940,280)	(4,663,235)
Deferred Tax Charge(*)	606,753	79,441
Allowance for Impairment(*)	(1,888)	143,077
Adjustment to Prior-Year Tax Return	(158,685)	(83,999)
Law 27430 Adjustment	-	3,960
Total Income Tax Charge for the Fiscal Year	(6,494,100)	(4,520,756)
(*) See Note 20.
	12.31.18	12.31.17
Current Income Tax	6,940,280	4,663,235
Tax Advances	(1,067,205)	(2,140,210)
Current Income Tax Liabilities	5,873,075	2,523,025

In September 2017, Banco Galicia filed two actions for recovery of income tax paid in excess for fiscal years 2014 and 2016, totaling $433,815 and $944,338, respectively, with A.F.I.P. These actions were grounded in case law that declared unconstitutional certain rules and regulations banning the application of the inflation adjustment for tax purposes, with the ensuing confiscatory effects. At the closing of these financial statements, Banco Galicia has not recorded balances in respect of the contingent assets stemming from the aforementioned actions.

Tax Reform

On December 29, 2017, the National Executive Branch enacted Income Tax Law No. 27430. This law has introduced several changes to the previous income tax treatment. Some of the key changes involved in the reform include:

-

Income Tax Rate: The income tax rate for Argentine companies shall be gradually reduced from 35% to 30% for fiscal years commencing on January 1, 2018 until December 31, 2019, and to 25% for fiscal years commencing on, and including, January 1, 2020.

-

Tax on Dividends: The law has introduced a tax on dividends or profits distributed by Argentine companies or permanent establishments, among others, to individuals, undivided interests or foreign beneficiaries, subject to the following considerations: (i) dividends distributed out of the profits made during fiscal years commencing on January 1, 2018 until December 31, 2019 shall be subject to withholding at a 7% rate; and (ii) dividends distributed out of the profits made during fiscal years commencing on January 1, 2020 onwards shall be subject to withholding at a 13% rate.

Dividends distributed from profits earned for the fiscal year that commenced before January 1, 2018 shall remain subject, in respect of all beneficiaries, to withholding at the 35% rate on the amount in excess of tax-free distributable accumulated profits (equalization tax transition period).

-

Optional Tax Revaluation: Regulations establish that, at the companies’ option, the tax revaluation of assets located in the country and that are used for generating taxable income may be made. The special tax on the revaluation amount depends on the asset: 8% is for real estate that does not qualify as inventories, 15% for real estate that qualifies as inventories and 10% for personal property and the remaining assets. Once the

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

option for a given asset is exercised, all the other assets of the same category should be revalued. Taxable income resulting from the revaluation is not subject to income tax and the special tax on the revaluation amount will not be deductible from such tax.

NOTE 43. DIVIDENDS

The Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2018 approved the financial statements as of December 31, 2017, and the treatment of income for the fiscal year then ended. The dividends approved by such shareholders’ meeting amounted to $1,200,000 and represented $0.84 (figure stated in Pesos) per share. The dividends mentioned above were paid to the Group’s shareholders on May 9, 2018.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2017 approved the financial statements as of December 31, 2016 and the treatment of income for the fiscal year then ended. The dividends approved by such shareholders’ meeting amounted to $240,000 and represented $0.18 (figure stated in Pesos) per share. The dividends mentioned above were paid to the Group’s shareholders on May 9, 2017.

NOTE 44. EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to the Group’s shareholders by the weighted average of outstanding common shares during the year. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12.31.18	12.31.17

Net Income for the Fiscal Year Attributable to the Controlling Company’s Shareholders	14,427,034	8,630,911
Subscribed Shares Weighted Average	1,426,765	1,332,617
Earnings per Share	10.11	6.48

NOTE 45. SEGMENT REPORTING

The Group determines segments based on management reports that are reviewed by the board of directors and updated as they show changes.

Reportable segments are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business segment’s composition:

a.	Banks: It represents the banking business operation results.

b.

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas Regionales S.A. consolidated with its subsidiaries as follows: Cobranzas Regionales S.A., Ondara S.A. and Tarjeta Naranja S.A.

c.

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

d.

Other Businesses: This segment shows the results of operations of Galicia Administradora de Fondos S.A., Galicia Warrants S.A., Galicia Valores S.A. and the Company, the last two net of eliminations of the income from equity investments. As of December 31, 2017, it also included the results of operations of Net Investment S.A. (in liquidation).

e.	Adjustments: This segment includes consolidation adjustments and eliminations of transactions among subsidiaries.

The operating income (loss) of the Group’s different operating segments is monitored separately in order to make decisions on resource allocation and the evaluation of each segment’s performance. Segment performance is evaluated based on operating income or losses and is consistently measured with the operating income and losses of the consolidated income statement.

When any transaction occurs, the transfer pricing among operating segments is at arm’s length similar to transactions performed with third parties. Income, expenses and income (losses) resulting from the transfers among operating segments are then eliminated from consolidation.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The Group operates in one geographic segment: Argentina.

The relevant segment reporting as of the dates indicated below is as follows:

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12.31.18
Net Income from Interest	19,247,064	7,515,704	423,261	28,680	109,326	27,324,035
Net Fee Income (Expense)	10,247,962	9,136,338	-	(1,144)	(1,064,569)	18,318,587
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	14,018,843	696,439	21,800	316,271	-	15,053,353
Income from Derecognition of Assets Measured at Amortized Cost	192,847	-	-	-	-	192,847
Gold and Foreign Currency Quotation Differences	3,099,604	(49,659)	4,119	67,831	-	3,121,895
Other Operating Income (Expense)	5,703,095	955,451	162,835	715,501	(142,675)	7,394,207
Underwriting Income from Insurance Business	-	-	1,234,081	-	1,152,248	2,386,329
Loan Loss Provisions	(6,511,338)	(3,816,514)	-	-	-	(10,327,852)
Personnel Expenses	(9,497,938)	(3,939,385)	(472,254)	(92,174)	-	(14,001,751)
Administrative Expenses	(8,617,710)	(5,304,020)	(340,319)	(219,588)	24,520	(14,457,117)
Depreciation and Impairment of Assets	(837,139)	(286,227)	(58,532)	(3,831)	-	(1,185,729)
Other Operating Expenses	(10,646,448)	(1,906,678)	(377)	(56,833)	-	(12,610,336)
Operating Income	16,398,842	3,001,449	974,614	754,713	78,850	21,208,468
Results from Associates and Joint Ventures	109,606	-	-	14,394,844	(14,504,450)	-
Income before Taxes from Continuing Activities	16,508,448	3,001,449	974,614	15,149,557	(14,425,600)	21,208,468
Income Tax from Continuing Activities	(5,022,676)	(871,309)	(321,563)	255,670	-	(6,471,218)
Net Income from Continuing Activities	11,485,772	2,130,140	653,051	14,893,887	(14,425,600)	14,737,250
Income from Discontinued Operations	72,970	-	-	1,806	-	74,776
Income Tax from Discontinued Operations	(21,893)	-	-	(989)	-	(22,882)
Net Income (Loss) for the Fiscal Year	11,536,849	2,130,140	653,051	14,894,704	(14,425,600)	14,789,144
Other Comprehensive Income (Loss)	(65,405)	-	(10,555)	(74,640)	75,960	(74,640)
Net Income for the Fiscal Year Attributable to Non-controlling Interests	(667)	(82)	-	-	(361,361)	(362,110)
Net Income (Loss) for the Fiscal Year Attributable to the Controlling Company’s Shareholders	11,470,777	2,130,058	642,496	14,820,064	(14,711,001)	14,352,394

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12.31.17
Net Income from Interest	12,727,224	6,407,034	289,847	96,981	(80,586)	19,440,500
Net Fee Income (Expense)	7,588,285	7,599,082	-	(1,748)	(83)	15,185,536
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	4,226,520	6,175	(11,343)	710,117	(2,671)	4,928,798
Gold and Foreign Currency Quotation Differences	2,080,287	9,239	1,345	91,526	-	2,182,397
Other Operating Income	3,183,004	760,072	49,031	848,805	(1,052,886)	3,788,026
Underwriting Income from Insurance Business	-	-	1,023,599	-	1,030,954	2,054,553
Loan Loss Provisions	(2,586,445)	(2,017,613)	-	-	-	(4,604,058)
Personnel Expenses	(7,095,734)	(3,142,164)	(338,941)	(103,213)	-	(10,680,052)
Administrative Expenses	(5,817,495)	(3,593,098)	(275,838)	(86,913)	(12,596)	(9,785,940)
Depreciation and Impairment of Assets	(551,336)	(203,253)	(23,910)	(6,254)	-	(784,753)
Other Operating Expenses	(6,609,608)	(1,439,814)	(929)	(47,346)	(47,261)	(8,144,958)
Operating Income	7,144,702	4,385,660	712,861	1,501,955	(165,129)	13,580,049
Results from Associates and Joint Ventures	2,401,254	-	2,073	8,052,083	(10,258,015)	197,395
Income before Taxes from Continuing Activities	9,545,956	4,385,660	714,934	9,554,038	(10,423,144)	13,777,444
Income Tax from Continuing Activities	(2,182,886)	(1,664,596)	(247,164)	(286,874)	46,126	(4,335,394)
Net Income from Continuing Activities	7,363,070	2,721,064	467,770	9,267,164	(10,377,018)	9,442,050
Income from Discontinued Operations	-	-	-	-	-	-
Income Tax from Discontinued Operations	(185,362)	-	-	-	-	(185,362)
Net Income (Loss) for the Fiscal Year	7,177,708	2,721,064	467,770	9,267,164	(10,377,018)	9,256,688
Other Comprehensive Income (Loss)	(280,566)	-	15,615	(266,903)	264,951	(266,903)
Net Income for the Fiscal Year Attributable to Non-controlling Interests	-	(295)	3	-	(625,485)	(625,777)
Net Income (Loss) for the Fiscal Year Attributable to the Controlling Company’s Shareholders	6,897,142	2,720,769	483,388	9,000,261	(10,737,552)	8,364,008

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12.31.18
ASSETS
Cash and Due from Banks	142,049,436	1,364,452	55,184	93,007	(252,651)	143,309,428
Fair Value Debt Securities with Changes to Income	75,911,796	54,008	83,476	81,501	(141,610)	75,989,171
Derivative Instruments	1,785,640	-	-	-	-	1,785,640
Repo Transactions	2,068,076	-	-	-	-	2,068,076
Other Financial Assets	4,691,607	3,623,010	234,656	500,169	(58,999)	8,990,443
Net Loans and Other Financing	243,232,186	45,313,187	426,159	1,092,235	(3,111,291)	286,952,476
Other Debt Securities	13,630,604	-	990,929	-	(131,767)	14,489,766
Financial Assets Pledged as Collateral	10,812,499	4,993	-	-	-	10,817,492
Current Income Tax Assets	2,267,500	18,125	82,004	142,755	-	2,510,384
Investments in Equity Instruments	159,602	-	-	1,452	-	161,054
Equity Investments in Associates and Joint Ventures	397,754	-	-	54,074,665	(54,472,419)	-
Property, Plant and Equipment	9,869,201	834,886	177,932	2,996	-	10,885,015
Intangible Assets	3,259,794	422,877	61,050	419,309	(419,307)	3,743,723
Deferred Income Tax Assets	-	788,252	74,857	4,676	-	867,785
Assets for Insurance Contracts	-	-	957,210	-	-	957,210
Other Non-financial Assets	798,367	284,136	18,669	213,231	5	1,314,408
Non-current Assets Held for Sale	404,106	-	-	-	-	404,106
TOTAL ASSETS	511,338,168	52,707,926	3,162,126	56,625,996	(58,588,039)	565,246,177
LIABILITIES
Deposits	361,445,778	-	-	-	(1,348,503)	360,097,275
Fair Value Liabilities with Changes to Income	2,685,471	-	-	-	(540,807)	2,144,664
Derivative Instruments	1,835,789	-	-	-	-	1,835,789
Repo Transactions	1,948,559	-	-	-	-	1,948,559
Other Financial Liabilities	40,976,456	23,244,061	-	36,311	(1,021,786)	63,235,042
Loans from the Argentine Central Bank and Other Financial Institutions	17,490,792	2,131,037	56	-	(175,857)	19,446,028
Notes	15,527,765	14,979,260	-	-	(523,372)	29,983,653
Current Income Tax Liabilities	5,442,791	38,137	203,147	183,000	-	5,873,075
Subordinated debt	9,767,874	-	-	-	-	9,767,874
Provisions	1,248,998	64,997	78,328	57,000	-	1,449,323
Deferred Income Tax Liabilities	289,493	-	60,748	35,480	-	385,721
Liabilities for Insurance Contracts	-	-	1,146,515	-	(43,295)	1,103,220
Other Non-financial Liabilities	8,709,240	2,122,183	420,271	74,546	(26,827)	11,377,079
TOTAL LIABILITIES	467,369,006	42,579,675	1,909,065	470,003	(3,680,447)	508,647,302

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12.31.17
ASSETS
Cash and Due from Banks	58,460,898	536,969	23,430	67,716	(133,726)	58,955,287
Fair Value Debt Securities with Changes to Income	26,572,295	250,631	718,250	1,591,166	(179,363)	28,952,979
Derivative Instruments	525,362	-	-	11,638	(11,638)	525,362
Repo Transactions	9,676,101	-	-	-	-	9,676,101
Other Financial Assets	4,085,486	2,169,245	188,660	750,263	(193,158)	7,000,496
Net Loans and Other Financing	160,878,927	32,364,414	13,973	84,438	(539,806)	192,801,946
Other Debt Securities	2,105,938	-	466,532	209,087	(51,681)	2,729,876
Financial Assets Pledged as Collateral	6,325,905	4,652	-	-	-	6,330,557
Current Income Tax Assets	3,392	20,473	85,493	79,880	-	189,238
Investments in Equity Instruments	75,806	-	-	-	-	75,806
Equity Investments in Associates and Joint Ventures	6,778,282	-	-	40,480,585	(47,258,867)	-
Property, Plant and Equipment	8,973,410	669,495	143,679	3,814	-	9,790,398
Intangible Assets	599,620	249,895	56,316	30	-	905,861
Deferred Income Tax Assets	-	557,904	35,596	30,845	-	624,345
Assets for Insurance Contracts	-	-	671,664	-	-	671,664
Other Non-financial Assets	1,814,730	192,956	3,595	188,411	(5,567)	2,194,125
Non-current Assets Held for Sale	5,715,739	-	-	169,315	-	5,885,054
TOTAL ASSETS	292,591,891	37,016,634	1,735,524	43,667,188	(48,373,806)	327,309,095
LIABILITIES
Deposits	200,884,407	-	-	-	(155,516)	200,728,891
Derivative Instruments	584,856	-	-	-	(11,638)	573,218
Repo Transactions	1,131,127	-	-	-	-	1,131,127
Other Financial Liabilities	21,230,492	16,532,609	-	2,792	(276,968)	37,488,925
Loans from the Argentine Central Bank and Other Financial Institutions	7,728,585	331,990	3,462	-	(194,989)	7,869,048
Notes	4,488,602	9,481,509	-	-	(235,082)	13,735,029
Current Income Tax Liabilities	1,801,243	804,444	161,159	284,321	(528,142)	2,523,025
Subordinated debt	4,828,018	-	-	-	-	4,828,018
Provisions	450,598	48,263	55,797	52,797	-	607,455
Deferred Income Tax Liabilities	630,211	-	30,296	82,697	-	743,204
Liabilities for Insurance Contracts	-	-	833,314	-	(23,505)	809,809
Other Non-financial Liabilities	9,856,683	1,402,893	272,590	1,115,031	467,868	13,115,065
TOTAL LIABILITIES	253,614,822	28,601,708	1,356,618	1,537,638	(957,972)	284,152,814

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 01.01.17
ASSETS
Cash and Due from Banks	65,404,369	461,148	63,906	89,699	(252,676)	65,766,446
Fair Value Debt Securities with Changes to Income	15,138,269	51,370	1,037,773	149,303	(736,590)	15,640,125
Derivative Instruments	124,521	-	-	-	-	124,521
Other Financial Assets	1,690,758	2,092,003	125,485	329,883	(630,879)	3,607,250
Net Loans and Other Financing	106,354,863	27,078,374	25,714	1,321,363	(861,538)	133,918,776
Other Debt Securities	872,431	-	207,209	531,761	-	1,611,401
Financial Assets Pledged as Collateral	5,357,096	121,664	-	94	-	5,478,854
Current Income Tax Assets	2,153	20,888	98,934	8,563	-	130,538
Investments in Equity Instruments	68,363	-	-	33,200	-	101,563
Equity Investments in Associates and Joint Ventures	5,145,327	-	14,716	23,331,936	(28,336,323)	155,656
Property, Plant and Equipment	7,755,542	606,008	147,385	23,393	-	8,532,328
Intangible Assets	602,130	194,254	33,310	633	-	830,327
Deferred Income Tax Assets	-	582,137	38,929	-	-	621,066
Assets for Insurance Contracts	-	-	-	521,230	-	521,230
Other Non-financial Assets	1,285,741	198,349	10,588	208,512	24,721	1,727,911
Non-current Assets Held for Sale	5,749,267	-	-	176,816	-	5,926,083
TOTAL ASSETS	215,550,830	31,406,195	1,803,949	26,726,386	(30,793,285)	244,694,075
LIABILITIES
Deposits	150,639,153	-	-	-	(262,088)	150,377,065
Derivative Instruments	143,373	118,223	-	5,046	(109,043)	157,599
Repo Transactions	1,644,714	-	-	-	-	1,644,714
Other Financial Liabilities	17,077,150	13,743,887	-	735,034	(256,779)	31,299,292
Loans from the Argentine Central Bank and Other Financial Institutions	4,693,232	2,378,628	7,027	228,047	(410,618)	6,896,316
Notes	4,738,931	7,336,619	-	518,748	(736,581)	11,857,717
Current Income Tax Liabilities	990,143	505,315	240,469	76,497	-	1,812,424
Subordinated debt	4,065,255	-	-	-	-	4,065,255
Provisions	253,904	48,540	29,333	53,099	-	384,876
Deferred Income Tax Liabilities	877,963	-	28,151	60,289	-	966,403
Liabilities for Insurance Contracts	-	-	-	667,246	(40,853)	626,393
Other Non-financial Liabilities	8,347,085	1,191,921	283,771	243,042	(74,863)	9,990,957
TOTAL LIABILITIES	193,470,903	25,323,133	588,751	2,587,048	(1,890,824)	220,079,011

NOTE 46. CAPITAL MANAGEMENT AND RISK POLICIES

The tasks related to risk information and internal control of each of the companies controlled by the Company are defined and carried out rigorously by each of them.

Apart from applicable local regulations, the Company, in its capacity as a listed company in the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (Sarbanes Oxley). Corporate risk management is monitored by the Audit Committee, which as well gathers and analyzes the information submitted by the main controlled companies.

As concerns risks, Banco Galicia embraces a policy that takes into consideration several aspects of the business and operations, abiding by the main guidelines of internationally accepted standards.

The specific function of the comprehensive management of Banco Galicia’s risks has been allocated to the Risk Division, guaranteeing its independence from the rest of the business areas since it directly reports to the Bank’s General Division and, at the same time, is involved in the decisions made by each area. In addition, the control and prevention of risks related to asset laundering, funding of terrorist activities and other illegal activities are allocated to the Prevention of Asset Laundering Division, which reports to the board of directors. The aim of both divisions is to guarantee that the board of directors is fully aware of the risks that the Bank is exposed to, and to design and propose policies and procedures necessary to identify, assess, follow up, control and mitigate such risks.

A risk appetite framework has been specified, which has risk acceptance levels, both on an individual and a consolidated basis. Metrics have been defined within such framework, which are monitored in order to detect situations that may affect the normal course of business, the noncompliance with the strategy and undesired results and/or situations of vulnerability in the face of changes in market conditions. The Risk and Capital Allocation Committee considers and controls the Bank’s risk profile through a risk appetite report, and defines the actions to be carried out in case of potential deviations from the thresholds set.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Capital Management

The Company’s goals are to generate returns to its shareholders, benefits to other groups of interest holders and keep the best capital structure. The latter may be accomplished by investment in subsidiaries and new ventures, keeping the expected profitability levels and complying with the liquidity and solvency goals set.

Banco Galicia’s subsidiary determines the minimum capital requirement for each risk, in accordance with Argentine Central Bank regulations. The capital risk management is cross-sectional with respect to the other risks. Senior management is responsible for monitoring, overseeing, adjusting and ensuring compliance with its stated goals concerning capital management.

The Capital Adequacy Assessment Process (Proceso de Evaluación de Suficiencia de Capital—PESC) (reflected in the Capital Adequacy Report—IAC, as per its acronym in Spanish) enables the Company to assess the relationship between its own resources available and necessary resources to maintain an appropriate risk profile. This process also allows for the identification of both the economic capital needs and the sources to meet such needs.

To perform stress tests, four scenarios with different likelihoods of occurrence are defined, which could affect solvency and liquidity. The most-likely to occur scenarios are used in management stress testing and are referred to when defining risk appetite thresholds. The least-likely to occur or least-severe scenarios are used in developing the recovery plan, which specifies the protocol defined for situations or events that may compromise the Bank’s operational capacity.

As of December 31, 2018, and December 31, 2017, Banco Galicia complied with the minimum capital requirement established by the Argentine Central Bank regulations.

Computable Regulatory Capital (R.P.C., as per the initials in Spanish) is made up of Core Capital and Supplementary Capital. Banco Galicia’s balance for such items as of December 31, 2018, and December 31, 2017, is as follows:

	12.31.18	12.31.17
Core Capital	36,584,326	22,581,424
Tier 1 Common Capital	41,863,969	26,244,839
(Deductible Items)	(5,279,643)	(3,633,415)
Additional Tier 1 Capital
Supplementary Capital	12,745,132	6,947,945
Tier 2 Capital	12,745,132	6,947,945
(Deductible Items)
Computable Regulatory Capital (R.P.C.)	49,329,458	29,529,369

The breakdown of the minimum capital requirement determined for the Group is shown below:

	12.31.18	12.31.17
Credit Risk	22,170,572	17,263,077
Market Risk	969,226	1,126,159
Operational Risk	4,023,443	4,220,503
Minimum Capital Requirement	27,163,241	22,609,739
Paid-in	49,329,458	29,529,369
Excess	22,166,217	6,919,630

Financial Risks

Financial risk is a phenomenon inherent to financial brokerage activity. The exposure to the different financial risk factors is a natural circumstance that cannot be completely avoided without affecting the Group’s long-term economic viability. However, the lack of management with regard to risk exposures is one of the most significant short-term threats. Risk factors need to be identified and managed within a specific policy framework that envisages the profile and the level of risk identified to achieve long-term strategic goals.

Market Risk

The “price risk” is the possibility of incurring losses as a consequence of the variation of the market price of financial assets whose value is subject to negotiation. Financial assets subject to “trading” or allocated to “own positions” will be government and private debt securities, shares, currencies, derivatives and debt instruments issued by the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Brokerage/trading transactions that are allowed and regulated by the relevant policy are as follows:

-	Brokerage of Government and Provincial Securities.

-	Brokerage of Currencies on the Spot and Futures Markets

-	Brokerage of Interest Rate Derivatives. Interest Rate Futures and Interest Rate Swaps.

-	Brokerage of Debt Instruments Issued by the Argentine Central Bank.

-	Brokerage of Third-party Notes.

-	Brokerage of Shares.

For the fiscal year 2018, the following limits were established, within which the estimated risk for each type of instrument described above should be classified:

Risk	Policy on Limits
Currency	$78 million
Fixed-Income	$561 million
Interest Rate Derivatives	$110 million
Variable Income	$1 million

The “price risk” (market) is managed daily according to the strategy approved, the purpose of which is to keep the Group present in the different currencies, variable- and fixed-income and derivatives markets, while obtaining the largest return possible on brokerage, without exposing the Group to excessive risk levels. Finally, the relevant policy contributes to providing transparency and facilitates the perception of the risk levels to which the Group is exposed. In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading or brokerage securities portfolio, a model known as “Value at Risk” (also known as “VaR”) is used. This model determines the possible loss that could be generated by different financial instruments at each time under the following critical parameters.

Currency Risk

The Group’s exposure to the foreign exchange risk as of year-end by type of currency is shown below:

Currency	Balances as of 12.31.18
	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
U.S. Dollar	196,546	(199,229)	101	(2,582)
Euro	(557)	1,998	-	1,441
Canadian Dollar	(9)	42	-	33
Real	-	-	-	-
Swiss Franc	(13)	21	-	8
Others	(2)	49	-	47
Total	195,965	(197,119)	101	(1,053)

	Balances as of 12.31.17
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
U.S. Dollar	85,527	(81,386)	(2,814)	1,327
Euro	537	(141)	-	396
Canadian Dollar	20	(4)	-	16
Real	12	-	-	12
Swiss Franc	11	(6)	-	5
Others	22	(1)	-	21
Total	86,129	(81,538)	(2,814)	1,778

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Currency		Balances as of 12.31.18		Balances as of 12.31.17
	Change	Income (Loss)	Shareholders’ Equity	Income (Loss)	Shareholders’ Equity
U.S. Dollar	10%	(258)	(2,840)	133	1,459
	-10%	258	(2,323)	(133)	1,194
Euro	10%	143	1,575	40	436
	-10%	(143)	1,289	(40)	357
Canadian Dollar	10%	3	366	2	18
	-10%	(3)	30	(2)	14
Real	10%	-	-	1	14
	-10%	-	-	(1)	11
Swiss Franc	10%	1	9	-	5
	-10%	(1)	7	-	4
Others	10%	5	53	2	24
	-10%	(5)	43	(2)	20

Interest Rate Risk

The different sensitivity of assets and liabilities to changes in “market interest rates” exposes the Group to the “interest rate risk”. It is the risk that the financial margin and the economic value of equity may vary as a consequence of fluctuations in market interest rates. The magnitude of such variation is associated with the sensitivity to interest rates of the structure of the Group’s assets and liabilities.

This risk factor (the change in interest rates) has an impact on two key variables: the “Net Financial Income (Expense)” and the “Present Value of Shareholders’ Equity”.

These methodologies imply a “short-term” approach for which a “base scenario” is subject to an increase in “interest rates” estimating the variation in “Financial Income (Expense)”. Caps on such changes in variables subject to control are fixed. As regards the “long-term” approach, statistical interest rate simulations are made and a “critical” scenario results from the interest rate risk exposure presented by the financial statements structure. The economic capital arises from the resulting difference between the “critical” scenario and the market value as per the financial statements.

The Group’s exposure to the interest rate risk is detailed below. This table shows the residual value of assets and liabilities, classified by the sooner of the interest renegotiation date or the maturity date.

Assets and Liabilities at Variable Rate	Term (in Days)					Total
	Up to 30 days	30 to 90	90 to 180	180 to 365	Over 365
As of 12.31.17
Total Financial Assets	155,154,606	32,991,119	26,116,846	28,389,018	15,013,146	257,664,734
Total Financial Liabilities	167,448,033	20,610,769	5,831,886	5,217,017	47,045,915	246,153,620
Net Amount	(12,293,427)	12,380,350	20,284,960	23,172,001	(32,032,769)	11,511,114
As of 12.31.18
Total Financial Assets	205,717,873	31,633,572	33,104,131	43,318,473	168,405,494	482,179,542
Total Financial Liabilities	317,505,256	24,996,087	7,287,605	4,351,288	90,658,702	444,798,937
Net Amount	(111,787,383)	6,637,485	25,816,526	38,967,185	77,746,792	37,380,605

The table below shows the sensitivity to potential additional changes in interest rates in the next fiscal year, taking into account the breakdown as of December 31, 2018. The percentage change budgeted by the Group for fiscal year 2018 was determined considering 100 bps and changes are considered reasonably possible based on an observation of market conditions.

	Additional Changes to the Interest Rate	Increase/(Decrease) in Income before Income Tax in Pesos	Increase/(Decrease) in Shareholders’ Equity in Pesos
Decrease in Interest Rate	-100 bps	(144,653)	(0.4)%
Increase in Interest Rate	+100 bps	144,653	0.4%

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Liquidity Risk

It contemplates the risk that the Group is unable to offset or liquidate a position at market value because:

-	the assets that are part thereof do not have a sufficient secondary market; or

-	market changes.

In measuring and daily following up the “stock liquidity” an internal model is used, which contemplates the characteristics of behavior of the Group’s main funding sources. Based on the Group’s experience in connection with the changes in deposits and other liabilities, this model determines the “liquidity requirements” applied to liabilities subject to the policy and give rise to the “Management Liquidity Requirement”. In determining these liquid resources, the remaining term of liabilities is also contemplated, as well as the currency in which they are denominated. The resulting liquidity requirement is allocated to “eligible assets” set by the policy. The management liquidity requirement, along with the legal minimum cash requirements, are part of the total liquidity available.

Daily liquidity management is supplemented by the estimated available funds or needs for the day, considering the opening balance of Argentine Central Bank’s account, deducting the daily minimum requirement and including the main movements for the day. The latter results in the overestimated/underestimated balance that will be taken into account by operators in order to place funds or meet financing needs.

The monthly liquidity follow-up and control from a “flow” standpoint, called “liquidity mismatch/liquidity gap”, are performed by estimating the accumulated mismatches within the first year as a percentage of total liabilities. The gap methodology used (contractual gaps) is consistent with the best international practices in the field.

In addition, the concentration of deposits is followed up and measured. In order to mitigate this risk factor, the policy designed restricts the involvement of two groups of customers to the total deposits as follows: the first 10 customers and second 50 customers.

The table below shows an analysis of maturities of assets and liabilities, determined on the basis of the remaining period as of December 31, 2018, and December 31, 2017, based on undiscounted cash flows:

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.18
Assets
Fair Value Debt Securities with Changes to Income	76,849,406	249,268	373,823	1,035,345	157,067	78,664,909
Derivative Instruments	1,785,640	-	-	-	-	1,785,640
Repo Transactions	2,112,250	-	-	-	-	2,112,250
Other Financial Assets	9,056,190	-	-	-	-	9,056,190
Net Loans and Other Financing	93,109,786	102,383,777	55,974,479	65,838,369	9,507,527	326,813,938
Other Debt Securities	14,491,625	-	-	-	-	14,491,625
Financial Assets Pledged as Collateral	10,817,492	-	-	-	-	10,817,492
Investments in Equity Instruments	161,054	-	-	-	-	161,054
Liabilities
Deposits	334,200,194	29,585,189	3,188,378	76,741	36	367,050,538
Fair Value Liabilities with Changes to Income	2,144,664	-	-	-	-	2,144,664
Derivative Instruments	1,835,789	-	-	-	-	1,835,789
Repo Transactions	1,948,559	-	-	-	-	1,948,559
Other Financial Liabilities	63,065,272	27,072	33,365	146,180	7,145	63,279,034
Loans from the Argentine Central Bank and Other Financial Institutions	7,013,910	8,149,083	3,181,270	7,455,499	72,524	25,872,286
Notes	1,301,031	7,657,224	13,262,785	26,226,582	1,260,277	49,707,899
Subordinated debt	384,557	-	384,557	3,378,758	11,422,006	15,569,878

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.17
Assets
Fair Value Debt Securities with Changes to Income	27,649,251	214,345	106,212	963,971	133,743	29,067,523
Derivative Instruments	525,362	-	-	-	-	525,362
Repo Transactions	9,676,101	-	-	-	-	9,676,101
Other Financial Assets	6,918,422	-	-	-	-	6,918,422
Net Loans and Other Financing	64,184,428	68,045,451	34,047,596	45,339,760	5,840,764	217,458,000
Other Debt Securities	2,708,652	-	-	-	-	2,708,652
Financial Assets Pledged as Collateral	6,330,557	-	-	-	-	6,330,557
Liabilities
Deposits	182,333,442	16,625,510	4,755,631	98,693	-	203,813,277
Derivative Instruments	573,218	-	-	-	-	573,218
Repo Transactions	1,131,127	-	-	-	-	1,131,127
Other Financial Liabilities	39,281,886	-	-	-	-	39,281,886
Loans from the Argentine Central Bank and Other Financial Institutions	9,578,379	11,692,543	2,224,949	4,706,805	137,252	28,339,928
Notes	-	1,774,568	1,059,905	15,253,147	-	18,087,620
Subordinated debt	174,248	4,851,555	-	-	-	5,025,803

Credit Risk

Credit risk arises from the possibility of suffering losses due to a debtor’s or counterparty’s noncompliance with its contractual obligations. It is the one that requires the greatest need for capital, including that arising from the risk of individual and sectorial concentration, which represents supplementary approximations to the intrinsic credit risk.

Accordingly, the Group uses credit assessment and risk monitoring tools that allow the entity to manage risks in a streamlined and controlled manner, which foster the adequate diversification of portfolios, both on an individual basis and by economic sector, thus controlling its exposure to potential risks.

The credit quality of debt securities as of December 31, 2018, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Private Securities	Total
AAA	1,473,352	-	-	2,116,944	-	78,658	3,668,954
Aaa	-	-	-	-	-	36,622	36,622
Aaa.ar	-	-	-			196,475	196,475
AA+	-	-	-	-	-	20,875	58,041
AA	-	-	37,166	-	-	283,224	283,224
AA(arg)	-	-	-	-	-	11,161	11,161
raAA	-	447,942	-	-	-	-	447,942
AA-	-	-	-	-	-	276	276
A+	-	-	-	1,071	-	141,125	142,196
A1.ar	-	-	-	-	-	14,063	14,063
A	-	-	-	70,350	-	3,047	73,397
A(arg)	-	-	-	-	-	29,450	29,450
A-	-	-	-	-	-	41,041	41,041
A3.ar	-	146,997	-	-	-	-	146,997
BBB+	-	-	-	-	-	1,326	1,326
Baa1.ar	-	-	5,073	-	-	9,775	14,848
BBB	11,544	9,110	-	-	-	26,956	47,610
BBB(arg)	-	-	-	-	-	31,173	31,173
BBB-	-	266,229	-	-	-	-	266,229
Baa3.ar	-	113,517	-	-	-	-	113,517
B+	511	-	-	-	-	-	511
B-	-	-	-	-	-	3,098	3,098
CCC(arg)	-	-	-	-	-	209,248	209,248
No Rating	-	-	-	-	70,151,772	-	70,151,772
Total	1,485,407	983,795	42,239	2,188,365	70,151,772	1,137,593	75,989,171

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The credit quality of debt securities as of December 31, 2017, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Private Securities	Total
AAA	848,645	-	-	5,315,735	-	152,384	6,316,764
AAA(arg)		-	-	-	-	22,849	22,849
Aaa	-	-	-	-	-	383	383
raAAA	-	-	-	-	-	25,278	25,278
Aaa.ar	-	-	-	-	-	79,726	79,726
AA+	-	-	698,026	-	-	83,039	781,065
AA	-	-	-	-	-	585,649	585,649
AA(arg)	-	-	-	-	-	36,987	36,987
Aa2.ar	-	-	-	-	-	38,534	38,534
AA-	-	-	24,036	-	-	186,208	210,244
Aa3.ar	-	-		-	-	9,034	9,034
A+	-	-	-	-	-	127,766	127,766
A1.ar	-	-	-	-	-	14,532	14,532
A	-	-	-	-	-	16,282	16,282
A(arg)	-	-	-	-	-	70,840	70,840
A2.ar	-	-	-	-	-	2,562	2,562
A-	-	-	-	-	-	37,745	37,745
A3.ar	-	189,143	-	-	-	-	189,143
BBB+	-	-	-	-	-	3,036	3,036
Baa1.ar	-	-	44,483	-	-	146,494	190,977
BBB	-	748	-	-	-	-	748
raBBB	-	-	-	-	-	1,020	1,020
Baa2.ar	-	16,350	-	-	-	-	16,350
BBB-	-	873,332	-	-	-	-	873,332
Baa3.ar	-	1,419,624	-	-	-	-	1,419,624
B2.ar	-	-	-	-	-	3,622	3,622
B-	-	-	-	-	-	20,123	20,123
No Rating	-	-	-	-	17,858,764	-	17,858,764
Total	848,645	2,499,197	766,545	5,315,735	17,858,764	1,664,093	28,952,979

The Group accounts for Loans according to the type of loan portfolio, by performing an individual analysis of each customer within the “Commercial Loan Portfolio” or “Consumer Comparable Loan Portfolio” and a massive analysis based on days in arrears for customers within the “Consumer Loan Portfolio.” The criteria followed by the Group in setting up allowances are detailed in Note 1.12.

Loans classified as uncollectible for 7 months are eliminated from the Group’s assets and are recognized in “Off-Balance Sheet Items”.

The credit quality related to loans granted is detailed in Schedule B.

The breakdown by term of “Net Loans and Other Financing” is detailed in Schedule D.

Changes in allowances are detailed in Schedule R.

The impact of allowances on net income (loss) (not including the allowance for loan losses on the portfolio in normal situation) as of the dates indicated below is detailed below:

	12.31.18	12.31.17
Allowances for Consumer Loan Portfolio	5,523,147	3,332,226
Allowances for Commercial Loan and Comparable Loan Portfolio	1,944,788	652,903
Total	7,467,935	3,985,129

According to the guidelines followed by the Group to set up allowances, loans to the financial sector and performing liabilities should not result in impairment losses. The allowances for loans losses on the portfolio in normal situation amounted to $4,006,542 and $2,194,503 as of December 31, 2018, and December 31, 2017, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Operational Risk

The operational risk management is understood as the identification, assessment, monitoring, control and mitigation of operational risk. It is an ongoing process carried out throughout the Group, which fosters a risk management culture at all organization levels through an effective policy and a program led by senior management.

Identification

The starting point of operational risk management is the identification of risks and their association with the controls established to mitigate them, considering internal and external factors that may affect the process. The results of this exercise are entered into a log of risks, which acts as a central repository of the nature and status of each risk and controls thereof.

Assessment

Once risks have been identified, the size in terms of impact, frequency and likelihood of risk occurrence is determined, considering the existing controls. The combination of impact with likelihood of occurrence determines the risk exposure level. Finally, the estimated risk levels are compared to pre-established criteria, considering the balance of potential benefits and adverse results.

Monitoring

The monitoring process allows detecting and correcting the possible deficiencies in operational risk management policies, processes and procedures and their update.

Risk Control and Mitigation

The control process ensures compliance with internal policies and analyzes risks and responses to avoid, accept, mitigate or share them, by aligning them with the risk tolerance defined.

IT Risk

The Group manages the IT risk inherent to its products, activities and business processes. It also manages the risk associated with the material information systems, technology and information security processes. It also covers the risks derived from subcontracted activities and from services rendered by providers.

Reputational Risk

Reputational risk may result from the materialization of other risks: legal, compliance, operational, technological, strategic, market, liquidity, credit, etc.

The groups of interest holders are at the core of management, and are being considered upon the establishment of any type of mitigation measure.

Banco Galicia’s reputational risk management function was allocated to the Compliance Management Division, in order to obtain a more comprehensive vision and to be able to make immediate decisions that protect the Bank’s image and reputation by using tools that enable it to monitor and follow the perception of different groups of interest holders.

Banco Galicia created an internal policy to reduce the occurrence of reputational events with negative impacts by developing a governance model with roles and responsibilities, and identifying critical scenarios that require management and visibility.

Contacts have been established with key business areas, devising a work scheme based on synergy and ongoing communication in order to spread the risk culture across the organization.

The Reputational Crisis Committee is in charge of monitoring events that may affect the Bank’s reputation. In the face of an event of such nature, all necessary information is gathered in the shortest time possible in order to be able to make assertive decisions, formally declare the crisis situation, if appropriate, and define the action plan to alleviate the crisis. In addition, such committee determines the communication strategy to be followed and the groups of interest holders to be involved. Finally, the strategy and related actions are followed to tackle the crisis.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Strategic Risk

Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy.

It represents the possibility of fluctuations in placements that prevent Banco Galicia or its subsidiaries from obtaining the expected results of operations. This potential affected results of operations would give rise to lower income or higher costs regardless of what was budgeted.

Asset Laundering Risk

As regards the control and prevention of asset laundering and funding of terrorist activities, Banco Galicia complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which created the Financial Information Unit (U.I.F.), within the purview of Argentina’s Ministry of Treasury and Public Finance with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both asset laundering and funding of terrorist activities.

The Bank has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purposes, Banco Galicia has control policies, procedures and structures that are applied using a “risk-based approach”, which allow for the monitoring of transactions, pursuant to the “customer profile” (defined individually based on the information and documentation related to the economic and financial condition of the customer), in order to detect such transactions that should be considered unusual, and to report them to the U.I.F. in applicable cases. The Anti-Money Laundering Management Division (“PLA”, as per its initials in Spanish) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

The Bank has appointed a director as Compliance Officer, pursuant to Resolution 121/11, as amended, handed down by the U.I.F., who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.

The Bank contributes to the prevention and mitigation of risks from these transaction-related criminal behaviors, by being involved in the international regulatory standards adoption process.

Cybersecurity Risk

The use of technologies in place provides a significant number of tools that expedite and improve the Bank’s processes, and have a positive impact on the Bank’s products and services. However, along with the above-mentioned benefits, risks and/or threats related to these new opportunities provided by digital technologies also exist.

Cybersecurity-related risk is a matter inherent in the introduction of new technologies. Such risk management stands out among Banco Galicia’s main goals, and personnel, as well as customers, are aware of the considerations as regards the use of the above-mentioned technologies. In this respect, it is vital for the organization to understand thoroughly its internal processes, the tools used and the techniques available to mitigate cybersecurity-related risks.

NOTE 47. CONTINGENCIES AND COMMITMENTS

a)        Tax Issues

As of the date of these consolidated financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting reviews and assessments mainly in respect of matters resulting from applying turnover tax.

These proceedings and their possible effects are constantly being monitored. Even though the Group believes that it has complied with its tax liabilities in full pursuant to current regulations, the provisions recommended as adequate pursuant to the evolution of each proceeding have been adopted.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

b)        Consumer Protection Associations

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia with regard to the collection of certain financial charges.

The Group believes that the resolution of these controversies will not have a significant impact on its financial condition.

Penalties Imposed on Banco Galicia and Summary Proceedings Commenced by the Argentine Central Bank

The penalties imposed and the summary proceedings commenced by the Argentine Central Bank are detailed in Note 54.

The provisions for contingencies recorded are as follows:

	12.31.18	12.31.17	01.01.17
Other Contingencies	1,329,142	514,746	336,452
For Commercial Lawsuits/Legal Affairs	1,058,636	357,165	247,191
For Labor Lawsuits	96,311	35,284	22,473
For Claims and Credit Cards	1,097	1,097	1,097
For Guarantees Granted	1,142	1,142	1,142
For Other Contingencies	171,956	120,058	64,549
Termination Benefits	86,926	74,025	31,366
Court Deposits Dollarization Difference under Communiqué “A” 4686	27,949	13,701	11,558
Administrative, Disciplinary and Criminal Penalties	5,306	4,983	5,500
Total	1,449,323	607,455	384,876

NOTE 48. FINANCIAL ASSETS AND LIABILITIES OFFSETTING

The disclosures in the following tables include financial assets and liabilities that:

-	are offset in the Group’s consolidated balance sheet; or

-	are subject to a master agreement for offsetting required or a similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated balance sheet.

Similar agreements include derivative offsetting agreements and master agreements with clearing houses. Similar financial instruments include derivatives, loans and other financing, and other financial liabilities. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated balance sheet.

The financial instruments subject to offsetting, master offsetting and similar agreements as of December 31, 2018, are as follows:

Financial Instrument	Gross Amount Before Netting (a)	Offset Amount (b)	Net in Financial Statements (c)=(a)-(b)	Amounts Subject to Netting Agreement Not Offset in the Financial Statements		Total Net Amount (c)-(d)-(e)
				Financial Instruments (d)	Cash Collaterals Received (e)
Assets
Net Loans and Other Financing
Credit Card Loans	113,420,510	-	113,420,510	-	3,042,254	110,378,256
Derivative Instruments	1,792,170	6,530	1,785,640	-	1,223,847	561,793
Total Assets Subject to Offsetting	115,212,680	6,530	115,206,150	-	4,266,101	110,940,049
Liabilities
Derivative Instruments	1,842,319	(6,530)	1,835,789	-	1,223,847	611,942
Liabilities from Financing of Credit Card Purchases	36,894,587	-	36,894,587	-	3,042,254	33,852,333
Total Liabilities Subject to Offset	38,736,906	(6,530)	38,730,376	-	4,266,101	34,464,275

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 49. OFF-BALANCE SHEET ITEMS

In the normal course of business and in order to meet customers’ financing needs, off-balance sheet transactions are performed. These instruments expose the Group to the credit risk, in addition to loans recognized in assets. These financial instruments include credit lending commitments, letters of credit reserve, guarantees granted and acceptances.

The same credit policies for agreed credits, guarantees and loan granting are used. Outstanding commitments and guarantees do not represent an unusual credit risk.

Agreed Credits

They are commitments to grant loans to a customer in a future date, subject to compliance with certain contractual agreements that usually have fixed maturity dates or other termination clauses and may require a fee payment.

Commitments are expected to expire without resorting to them. The total amounts of agreed credits do not necessarily represent future cash requirements. Each customer’s solvency is evaluated case by case.

Guarantees Granted

The issuing bank commits to reimbursing the loss to the beneficiary if the secured debtor does not comply with its obligation upon maturity.

Export and Import Documentary Credits

They are conditional commitments issued by the Group to secure a customer’s compliance towards a third party.

Responsibilities for Foreign Trade Transactions

They are conditional commitments for foreign trade transactions.

Our exposure to credit loss upon the other party’s default in the financial instrument is represented by the contractual notional amount of the same investments.

The credit exposure for these transactions is detailed below.

	12.31.18	12.31.17	01.01.17

Agreed Credits	14,947,369	11,665,185	9,094,205
Export and Import Documentary Credits	1,080,047	1,358,550	650,461
Guarantees Granted	16,292,630	2,366,349	1,134,828
Responsibilities for Foreign Trade Transactions	234,609	456,567	586,180

The fees and commissions related to the items mentioned above, as of the dates indicated below, were as follows:

	12.31.18	12.31.17	01.01.17

For Agreed Credits	100,409	83,040	50,092
For Export and Import Documentary Credits	57,095	40,104	39,820
For Guarantees Granted	71,086	44,667	31,525

The credit risk of these instruments is essentially the same as that involved in lending credit facilities to customers.

To grant guarantees to our customers, we may require counter-guarantees, which, classified by type, amount to:

	12.31.18	12.31.17	01.01.17

Other Preferred Guarantees Received	6,796,492	45,400	60,648
Other Guarantees Received	296,362	319,350	241,575

Additionally, checks to be debited and credited, as well as other elements in the collection process, such as, notes, invoices and miscellaneous items, are recorded in memorandum accounts until the related instrument is approved or accepted.

The risk of loss in these offsetting transactions is not significant.

	12.31.18	12.31.17	01.01.17

Checks and Drafts to be Debited	3,448,362	2,106,757	2,013,574
Checks and Drafts to be Credited	4,443,878	3,084,228	2,559,608
Values for Collection	27,625,864	23,037,677	18,309,418

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The Group acts as trustee by virtue of trust agreements to secure obligations derived from several agreements between parties. The amounts of trust funds and securities held in custody, as of the dates indicated below, are as follows:

	12.31.18	12.31.17	01.01.17

Trust Funds	5,868,530	8,916,957	8,182,699
Securities Held in Custody	432,046,616	374,391,939	258,872,060

These trusts are not included in the consolidation since the Group does not exert control on them.

NOTE 50. TRANSFER OF FINANCIAL ASSETS

All transfers of financial assets qualify for derecognition of financial assets in their entirety.

In derecognizing a financial asset, the difference between the carrying amount and the amount received as consideration is charged to income.

Non-recourse portfolio sales are mainly made. The loan portfolio sale, net of allowances, amounted to: $561,812 as of December 31, 2018, $325,117 as of December 31, 2017, and $123,089 as of January 1, 2017. Cash flows received from such transactions amounted to: $138,510 as of December 31, 2018, $31,147 as of December 31, 2017, and $90,339 as of January 1, 2017.

NOTE 51. NON-CONTROLLING INTEREST

The following tables provide information about each subsidiary that has a non-controlling interest.

The non-controlling equity investment percentages and votes as of the dates indicated below are as follows:

Company	Place of Business	12.31.18	12.31.17	01.01.17
Cobranzas Regionales S.A.	Córdoba – Argentina	17.0000%	23.0000%	23.0000%
Galicia Broker Asesores de Seguros S.A.	Autonomous City of Buenos Aires – Argentina	0.0056%	0.0056%	0.0056%
Galicia Retiro Compañía de Seguros S.A.	Autonomous City of Buenos Aires – Argentina	0.0001%	0.0001%	0.0001%
Galicia Seguros S.A.	Autonomous City of Buenos Aires – Argentina	0.0002%	0.0002%	0.0002%
Galicia Valores S.A.	Autonomous City of Buenos Aires – Argentina	-	-	0.0900%
Ondara S.A.	Autonomous City of Buenos Aires – Argentina	16.1500%	21.8500%	21.8500%
Tarjetas del Mar S.A.	Córdoba – Argentina	-	-	41.1987%
Tarjeta Naranja S.A.	Córdoba – Argentina	17.0000%	23.0000%	23.0000%
Tarjetas Regionales S.A.	Autonomous City of Buenos Aires – Argentina	17.0000%	23.0000%	23.0000%

Changes in the Group’s non-controlling interests as of the dates indicated below were as follows:

Company	Balance as of 12.31.17	Purchases / Sales	Cash Dividends	Share of Profit (Loss) for the Year	Balance as of 12.31.18
Cobranzas Regionales S.A.	8,160	-	-	1,171	9,331
Galicia Broker Asesores de Seguros S.A.	1	-	-	-	1
Galicia Retiro Compañía de Seguros S.A.	1	-	-	-	1
Galicia Seguros S.A.	1	-	-	-	1
Ondara S.A.	4,470	-	120	140	4,730
Tarjeta Naranja S.A.	1,805,269	(504,833)	(102,000)	351,618	1,550,054
Tarjetas Regionales S.A.	117,294	-	29,970	9,181	156,445
Total	1,935,196	(504,833)	(71,910)	362,110	1,720,563

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Company	Balance as of 01.01.17	Purchases / Sales		Share of Profit (Loss) for the Year	Balance as of 12.31.17
Cobranzas Regionales S.A.	6,967	-	-	1,193	8,160
Galicia Broker Asesores de Seguros S.A.	1	-	-	-	1
Galicia Retiro Compañía de Seguros S.A.	1	-	-	-	1
Galicia Seguros S.A.	1	-	-	-	1
Galicia Valores S.A.	3,087	(3,087)	-	-	-
Ondara S.A.	3,270	-	-	1,200	4,470
Tarjetas del Mar S.A.	49,861	(49,861)	-	-	-
Tarjeta Naranja S.A.	1,282,249	-	(93,554)	616,574	1,805,269
Tarjetas Regionales S.A.	106,446	-	4,038	6,810	117,294
Total	1,451,883	(52,948)	(89,516)	625,777	1,935,196

Summary information on subsidiaries is detailed in Note 16.

NOTE 52. RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, have control over another, are under the same control or may have significant influence on another entity’s financial or operational decisions.

The Group controls another entity when it has the power over other entities’ financial and operating decisions and also has a share of profits thereof.

Additionally, the Group believes that it has joint control when there is an agreement between parties regarding the control of a common economic activity.

Finally, the Group believes that it has joint control in those cases where the Group has significant influence due to its capacity to take part in decisions about the company’s financial policy and operations. Those shareholders who hold an equity investment equal to or higher than 20% of the total votes of the Group or its subsidiaries are considered to have significant influence. To determine those situations, not only are the legal aspects observed, but also the nature and substance of the relationship.

Furthermore, the key personnel of the Group’s Management (board of directors, members and managers of the Group and its subsidiaries), as well as the entities over which the key personnel may have significant influence or control are considered as related parties.

52.1.     Controlling Entity

The Group is controlled by:

Name	Nature	Principal Line of Business	Place of Business	Equity Investment %
EBA Holding S.A.	55.11% of voting rights	Financial and Investment Activities	Autonomous City of Buenos Aires – Argentina	19.71%

Key Personnel’s Compensation

The compensation earned by the Group’s key personnel as of December 31, 2018, and December 31, 2017, amounts to $522,038 and $442,289, respectively.

52.2.     Key Personnel’s Structure

Key personnel’s structure, as of the dates indicated below, is as follows:

	12.31.18	12.31.17
Directors	67	67
General Manager	11	1
Division Managers	1	11
Department Managers	70	66
Total	149	145

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Related Party Transactions

The following table shows the total credit assistance granted by the Group to key personnel, syndics, majority shareholders, as well as all individuals who are related to them by a family relationship of up to the second degree of consanguinity or first degree by affinity (pursuant to the Argentine Central Bank’s definition of related individual) and any entity affiliated with any of these parties, not required to be consolidated.

	12.31.18	12.31.17
Total Amount of Credit Assistance	956,439	677,236
Number of Recipients (Amounts)	329	364
- Natural Persons	269	299
- Artificial Persons	60	65
Average Amount of Credit Assistance	2,907	1,861
Maximum Assistance	362,713	195,122

Financial assistance, including the one that was restructured, was granted in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related parties. Such financial assistance did not involve more than the normal risk of loan losses or present other unfavorable features.

The information regarding credit assistance granted to affiliates based on the quality of receivables, their documentation and preferred guarantees is detailed in Schedule N.

52.3.     Amounts of Related Party Transactions

The amounts of related party transactions conducted, as of the dates indicated below, are as follows:

	12.31.18	12.31.17	01.01.17
Assets
Cash and Due from Banks	252,651	133,726	252,676
Fair Value Debt Securities with Changes to Income	736,590	179,363	736,590
Derivative Instruments	-	11,638	-
Other Financial Assets	630,879	193,158	630,879
Net Loans and Other Financing	861,538	539,806	861,538
Other Debt Securities	-	51,681	-
Other Non-financial Assets	(24,721)	5,567	(24,721)
Total Assets	2,456,937	1,114,939	2,456,962
Liabilities
Deposits	262,088	155,516	262,088
Derivative Instruments	109,043	-	109,043
Other Financial Liabilities	256,779	276,968	256,779
Loans from the Argentine Central Bank and Other Financial Institutions	410,618	194,989	410,618
Notes	736,581	235,082	736,581
Current Income Tax Liabilities	-	528,142	-
Liabilities for Insurance Contracts	40,853	23,505	40,853
Other Non-financial Liabilities	74,863	(467,868)	74,863
Total Liabilities	1,890,825	946,334	1,890,825

	12.31.18	12.31.17
Income (Loss)
Net Income (Loss) from Interest	109,326	(80,586)
Net Fee Income (Expense)	(1,064,569)	(83)
Net Income (Loss) from Measurement of Fair Value Financial Instruments with Changes to Income	-	(2,671)
Underwriting Income from Insurance Business	1,152,248	1,030,954
Other Operating Income (Expense)	(142,675)	(1,052,886)
Administrative Expenses	24,520	(12,596)
Other Operating Expenses	-	(47,261)
Total Income	78,850	165,129

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 53. ACQUISITION OF DEBT SECURITIES UNDER SECTION 35 BIS OF FINANCIAL INSTITUTIONS LAW

Banco Finansur S.A.’s operation was temporarily suspended by the Argentine Central Bank from November 9, 2017, to February 9, 2018. On January 12, 2018, Banco Galicia reported its participation in the relevant process under Section 35 bis of Financial Institutions Law. In addition, on March 9, 2018, Banco Galicia reported that the Argentine Central Bank approved the transfer of certain secured liabilities of Banco Finansur S.A. in exchange for debt securities by creating a Private Financial Trust called Fidensur.

As the Group are holders of debt securities rather than a participation certificate, and as they are not beneficiaries, since that role was taken over by virtue of the bankruptcy of Banco Finansur S.A., we understand that the Group is neither exposed to variable returns nor to the trust’s residual risk. Therefore, the holding was recorded as financial a debt instrument, rather than as a financial equity instrument.

The business model that relates to such financial instrument is to collect cash flows as liquidity flows into the trust due to the settlement of loans and the sale of other assets. Therefore, measurement should be made at amortized cost.

As a result of the foregoing, the trust was not consolidated in these consolidated financial statements.

The Group recorded debt securities in the “Other Debt Securities” account, which are measured at amortized cost in the amount of $74,775 as of December 31, 2018.

NOTE 54. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK

54.1.    CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to the Bank, either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank.

Deposits acquired through endorsement, placements made as a result of incentives other than interest rates and locked-up balances from deposits and other excluded transactions are also excluded. This system has been implemented through the creation of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (“SEDESA”). SEDESA’s shareholders are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

The monthly contribution institutions should make to the FGD is 0.015% on the monthly average of total deposits.

54.2.    RESTRICTED ASSETS

As of December 31, 2018, the ability to freely dispose of the following assets is restricted, as follows:

Banco de Galicia y Buenos Aires S.A.U.

a)	Cash and Government Securities

	12.31.18	12.31.17	01.01.17
For transactions carried out at RO.F.EX.	379,006	234,153	424,831
For repo transactions haircuts	584,631	125,841	182,854
For debit / credit cards transactions	2,151,565	1,184,377	743,592
For attachments	211	221	102

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Liquidity required to conduct transactions as agents at the C.N.V.	20,410	17,090	18,318
For the contribution to the M.A.E.’ s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	260,210	14,203	10,863
Collaterals of Inter-American Development Bank’s credit lines	85,067	-	-
Guarantees under the Regional Economies Competitiveness Program (PROCER, as per its initials in Spanish)	165,665	204,520	151,542
For other transactions	11,953	7,805	5,931

b)	Special Guarantees Accounts

Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, as of the dates indicated below, which amount to:

	12.31.18	12.31.17	01.01.17
Special Guarantees Accounts	5,188,169	3,609,863	2,325,750

c)	Deposits in favor of the Argentine Central Bank:

	12.31.18	12.31.17	01.01.17
Unavailable deposits related to foreign exchange transactions	533	533	533
For custody and registrar agent of book-entry mortgage securities	-	-	2,260
Custody role of securities representing the investments in ANSES’s Sustainability Guarantee Fund (FGS, as per its initials in Spanish).	-	-	471,268

d)	Equity Investments

The account “Equity Investments” includes 1,222,406 non-transferable non-endorsable registered ordinary shares in Electrigal S.A., the transfer of which is subject to approval by the national authorities, according to the terms of the previously executed concession contract.

e)	Contributions to Garantizar S.G.R.’s Risk Fund

The Bank, in its capacity as sponsoring partner of Garantizar S.G.R.’s Risk Fund, is committed to maintaining the contributions made to the fund for two (2) years.

	12.31.18	12.31.17	01.01.17
Contributions to the Fund	390,000	152,000	100,000

f)	Guarantees Granted for Direct Obligations

	12.31.18	12.31.17	01.01.17
PROPARCO’s credit lines	-	39,731	49,652
Credit Program granted to the province of San Juan	-	50,940	32,735
Global Credit Program for the Micro-, Small- and Medium-sized Companies	-	-	6,384
FMO’s credit lines	-	-	17,969

Financial assets were given as collateral as part of these agreements for loans borrowed by Banco Galicia related to first pledges.

Galicia Valores S.A.

	12.31.18	12.31.17	01.01.17
Liquidity required to conduct transactions as agents at the C.N.V.	9,568	4,600	3,925
Share of Mercado de Valores de Buenos Aires	-	-	2,150

Tarjeta Naranja S.A.

	12.31.18	12.31.17	01.01.17
Attachments in connection with lawsuits	1,803	1,143	283
Guarantees related to lease agreements(*)	4,993	4,653	4,121
For transactions carried out at RO.F.EX.	-	-	117,542

(*) As of January 1, 2017, it includes guarantees related to lease agreements of Tarjetas Cuyanas S.A. amounting to $1,423.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Galicia Administradora de Fondos S.A.

	12.31.18	12.31.17	01.01.17
Liquidity required to operate as agent for the management of collective investment products corresponding to mutual funds, as required by the C.N.V.(*)	9,094,885	3,051,157	1,150,000

(*) As of December 31, 2018, it relates to 1,750,000 “Fima Ahorro Plus Clase C” mutual fund units.

Tarjetas del Mar S.A.

	12.31.18	12.31.17	01.01.17
Guarantees related to lease agreements(*)	-	-	93

Total restricted assets for the items stated for the subsidiaries mentioned above, as of the dates indicated below, are as follows:

	12.31.18	12.31.17	01.01.17
Total Restricted Assets	18,348,669	8,702,830	5,822,698

54.3.    TRUST ACTIVITIES

As of December 31, 2018, December 31, 2017 and January 1, 2017, the Group recorded participation certificates and debt securities of financial trusts held in its own portfolio for $6,301,550, $2,285,395 and $987,679 respectively.

Trusts have been excluded from consolidation, as the Bank does not have control over them nor does the Bank have any of the following:

- power over the trust to run material activities;

- exposure or right to variable returns;

- capacity to have influence on the amount of returns to be received for the involvement.

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to the Bank, as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds	Maturity Date(1)
04.17.12	Exxon Mobil	5,310	04.19.19
04.29.13	Profertil	28	12.31.18
09.12.14	Coop. de Trab. Portuarios	1,033	09.12.20
04.14.16	Rios Belt	198	04.14.19
05.24.17	MSU	130	07.29.20
06.22.17	SACDE	1	06.22.20
06.28.17	Dist. Gas del Centro	258	12.31.18
07.19.17	Dist. Gas Cuyana	568	12.31.18
08.08.17	Dist. Gas del Centro	495	12.31.18
	Total	8,021

(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds	Maturity Date(*)
12.06.06	Gas I	65,484	12.31.18
05.14.09	Gas II	5,545,230	12.31.22
02.10.11	Cag S.A.	421	12.31.18
06.08.11	Mila III	6,367	12.31.18
09.01.11	Mila IV	893	12.31.18
09.14.11	Cag S.A. II	638	12.31.18
02.13.14	Mila V	1,212	05.20.20
06.06.14	Mila VI	831	10.20.20
06.18.14	Red Surcos II	1,354	12.31.18
10.03.14	Mila VII	1,087	01.20.21
01.13.15	Red Surcos III	766	12.31.18
01.27.15	Mila VIII	4,417	06.15.21
05.18.15	Mila IX	4,074	09.15.21
08.24.15	Mila X	4,956	12.20.21
10.30.15	Mila XI	6,073	01.15.22
01.14.16	Mila XII	8,177	11.15.21
02.05.16	Red Surcos IV	900	12.31.18
05.13.16	Mila XIII	15,685	09.15.22
09.01.16	Mila XIV	17,252	01.31.23
10.27.16	Mila XV	23,714	03.31.23
01.10.17	Mila XVI	32,047	06.30.23
02.24.17	Mila XVII	52,113	09.30.23
05.29.17	Fedeicred Agro Series IV	121	12.31.18
06.12.17	Mila XVIII	62,932	01.31.24
06.21.17	Mas Cuotas Series VIII	743	12.31.18
08.16.17	Mas Cuotas Series IX	251	12.31.18
10.20.17	Mas Cuotas Series X	2,233	10.15.18
10.27.17	Mila XIX	450	05.31.24
02.16.18	Mila XX	88	09.30.24
	Totals	5,860,509

(*) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c) Activities as Security Agent:

c.1) The Bank has been appointed Security Agent of the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity as Trustee of the “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees the secure payment of all obligations arising from the above-mentioned trusts.

The Bank, in its capacity as Security Agent, will take custody of the documents regarding the Argentine National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of December 31, 2018, December 31, 2017 and January 1, 2017, the balances recorded from these transactions amount to U.S. $1,364,097 and $408, respectively.

c.2) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.”, The Bank was appointed security agent with regard to the Chattel Mortgage Agreement, a transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of December 31, 2018, December 31, 2017 and January 1, 2017, the balances recorded from these transactions amount to U.S. $116,500.

All the transactions detailed above are recorded in off-balance sheet items - trust funds.

d)	Setting Up of Financial Trusts

As of December 31, 2018, December 31, 2017, and January 1, 2017, the Group recorded participation certificates and debt securities of financial trusts held in its own portfolio for $5,042,730, $2,307,354 and $1,012,965 respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

54.4.        COMPLIANCE WITH THE REGULATIONS REQUIRED BY THE C.N.V.

54.4.1.     Agents – Minimum Liquidity Requirement

Within the framework of Resolution No. 622/13 of the C.N.V., the Bank has been registered, in such agency’s registry, as settlement and clearing agent –comprehensive– No. 22 (ALyC and AN – INTEGRAL), custodial agent of collective investment products corresponding to mutual funds No. 3 (ACPIC FCI), and manager of collective investment products at the registry of financial trustees No. 54.

As of December 31, 2018, the Bank’s Shareholders’ Equity exceeds that required by the C.N.V. to act as agent in the categories in which the Bank has been registered. Such requirement amounts to $32,000 with a minimum liquidity requirement of $16,000, which the Bank paid with Argentine Central Bank’s monetary regulation instruments, which are held in custody at Caja de Valores (Depositor No. 100100) in the amount of $20,410.

Additionally, Galicia Valores S.A. has received the authorization to act as “Settlement and Clearing Agent and Trading Agent – Own”, as established by C.N.V.’s General Resolution No. 622/13. According to the minimum requirements established, the minimum shareholders’ equity required to act in this agent’s category amounts to $3,500 and the minimum liquidity amounts to $1,750.

As of December 31, 2018, the minimum liquidity is made up of a sight account opened at Banco Galicia in the amount of U.S. $70.

54.4.2.     Custodial Agent of Collective Investment Products Corresponding to Mutual Funds

In compliance with Section 7 of Chapter II, Title V of the Resolution mentioned above, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA CAPITAL PLUS”, “FIMA ABIERTO PYMES”, “FIMA MIX I”, “FIMA RENTA DÓLARES I” and “FIMA RENTA DOLARES II” funds, as of December 31, 2018, the Bank holds a total of 9,623,110,829 units under custody for a market value of $60,431,318, which is included in the “Depositors of Securities Held in Custody” account. As of previous fiscal year-end and January 1, 2017, the securities held in custody totaled 10,254,289,765 and 7,777,368,861 units and their market value amounted to $67,972,574 and $37,337,855, respectively.

The balances of the Mutual Funds, as of the dates indicated below, are detailed as follows:

Mutual Fund	12.31.18	12.31.17	01.01.17

FIMA Acciones	328,125	412,803	117,805
FIMA P.B. Acciones	718,431	1,143,324	305,310
FIMA Renta en pesos	245,333	525,826	239,066
FIMA Ahorro pesos	9,891,974	20,823,171	15,955,347
FIMA Renta Plus	145,308	369,949	247,293
FIMA Premium	29,475,771	10,098,362	7,130,327
FIMA Ahorro Plus	9,967,609	17,238,677	10,194,730
FIMA Capital Plus	205,069	379,178	561,800
FIMA Abierto PyMES	312,788	264,206	187,124
FIMA Mix I	6,686	164,890	151,487
FIMA Renta Dólares I (*)	7,373,261	12,384,341	2,245,266
FIMA Renta Dólares II (*)	1,554,263	4,167,847	2,300
FIMA Renta Fija Internacional	193,618	-	-
FIMA Acciones Latinoamericanas Dólares(*)	13,082	-	-

Total	60,431,318	67,972,574	37,337,855

(*) Stated at the reference exchange rate of the U.S. Dollar set by the Argentine Central Bank. See Note 1.7.(b).

All the transactions detailed above are recorded in off-balance sheet items - securities held in custody.

The mutual funds detailed above have not been consolidated as the Group is not a controlling company thereof, since the depository role does not imply in this case, as outlined below:

- power over the trust to run material activities;

- exposure or right to variable returns;

- capacity to have influence on the amount of returns to be received for the involvement.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

54.4.3. Storage of Documents

Pursuant to General Resolution No. 629 of the C.N.V., the Bank notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832, 1st. floor, Autonomous City of Buenos Aires.

54.5. ACCOUNTS SHOWING COMPLIANCE WITH MINIMUM CASH REQUIREMENTS:

As of December 31, 2018, the balances recorded as computable items are as follows:

Item	Currency					Government Securities

	$	US$		Euros(*)		$	US$

Checking Accounts at the Argentine Central Bank	40,110,751	1,783,087	(1)	15	(3)	-	-
Special Guarantees Accounts at the Argentine Central Bank	4,730,689	12,100	(2)	-		-	-
Argentine Treasury Bonds in Pesos at Fixed Rate Due November 2020	8,755,174	-		-		-	-
Liquidity Bills	20,804,813	-		-		-	-
60 EM Subaccount in CRYL (Center of Registration and Settlement) of Government Securities and Debt Instruments Issued by the Argentine Central Bank	-	-		-		1,032,796	364	(4)
Total Computable Items to Meet Minimum Cash Requirements	74,401,427	1,795,187		15		1,032,796	364

(*) Stated in thousands of US$.

(1) Equivalent to $67,415,488.

(2) Equivalent to $457,480.

(3) Equivalent to $580.

(4) Equivalent to $13,876.

54.6. PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A.U. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK

Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. Existing as of December 31, 2018:

U.I.F.’s Summary Proceedings No. 68/09. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. As a consequence of the aforementioned summary proceedings, the Bank, one of its directors and one of its officers were punished with a fine in the amount of $4,483. Status of the proceedings: Division I of the Argentine Federal Court of Appeals in Administrative Matters partially revoked the penalties, releasing Eduardo A. Fanciulli from any liability and reducing the fines imposed. The U.I.F., the Bank and Mr. Enrique M. Garda Olaciregui filed federal extraordinary appeals before the Argentine Supreme Court (CSJN). Accounting treatment: As of December 31, 2018, a provision for $5,306 is recorded, whereas a provision for $4,983 and $5,500 was recorded as of December 31, 2017 and January 1, 2017, respectively.

Summary Proceedings No. 1544: Penalty notification date: November 9, 2018. Reason for the imposition of the penalty: Alleged breach of the provisions set out in Argentine Central Bank’s Communiqué “A” 6242, SINAP 1 - 61. As a consequence of the aforementioned summary proceedings, the Bank., three of its directors and certain relevant officers were punished with a fine in the amount of $1,497. Status of the proceedings: The Bank will file an appeal against the penalty with the Argentine Federal Court of Appeals in Administrative Matters of the Autonomous City of Buenos Aires, under the terms of section 42 of Law No. 21526, as amended by Law No. 24144.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

54.7. ISSUANCE OF NOTES

The issuance of notes is detailed in Notes 28 and 29.

54.8. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the General Corporations Law, the Company should transfer 5% of the net income for the year to the Legal Reserve until 20% of the capital stock is reached, plus the balance of the Capital Adjustment account.

With respect to Banco Galicia, the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. Should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve reaches 20% of the Capital Stock plus the Capital Adjustment.

The Argentine Central Bank sets rules for the conditions under which financial institutions can make distributions of profits. According to these rules, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, which may be legally and statutory required, but also the following items from Retained Income: The difference between the carrying amount and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Retained Income all the items mentioned in the paragraph above. Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

Since January 2016, the Argentine Central Bank determined that banks shall meet an additional capital conservation buffer apart from the minimum capital requirement equal to 3.5% of risk-weighted assets. This shall be made up only of Tier 1 Common Capital, net of deductible items. Distribution of profits shall be restricted when the Bank’s computable regulatory capital level and structure is within the range of the capital conservation buffer.

The prior authorization of the Argentine Regulatory Agency of Financial and Foreign Exchange Institutions (SEFyC, as per its initials in Spanish) shall not be required for the distribution of profits, except in the cases where a financial institution is within the capital conservation buffer and to determine distributable profits the Tier 1 common capital range had not been increased by 1 percentage point, net of deductible items. Such restriction was established until March 31, 2020.

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 authorized the establishment of a maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $300,000.

Pursuant to the Pricing Supplement of the Class XXXVII Notes, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the event of any excess over certain indebtedness ratios.

Notwithstanding the aforementioned, profits resulting from the first-time application of IFRS may not be distributed. Instead, such profits, if any, will be appropriated to a special reserve recorded under equity, which may only be released for capitalization purposes, or otherwise to offset potential losses.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

54.9. CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY

Grupo Financiero Galicia S.A.

Board of Directors

The Company’s board of directors is the Company’s highest management body. It is made up of nine directors and three alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

As set out in its bylaws, the term of office for both directors and alternate directors is three (3) years; they are partially changed every year and may be reelected indefinitely.

The Company complies with the appropriate standards regarding total number of directors, as well as the number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three (3) to nine (9) directors.

The board of directors complies, in every relevant respect, with the recommendations included in the Code on Corporate Governance as Schedule IV to Title IV of the regulations issued by the National Securities Commission (Text amended in 2013).

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Executive Committee, the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the board of directors with information, and the Board gets to know the decisions of each Committee. What is appropriate is transcribed in the minutes drafted at the board of directors’ meetings.

Executive Committee

In July 2018, the Company’s board of directors approved the creation of the Executive Committee, along with its governing rules and regulations. It is made up of five directors, and the purpose of its creation is to contribute to the conduct of the Company’s ordinary business and the efficient performance of the board of directors’ duties.

Audit Committee

The Audit Committee was formed pursuant to the Capital Markets Law No. 26831 and the C.N.V.’s regulations and is comprised by three directors, two of whom are independent. The Audit Committee meets the requirements set out in U.S. Sarbanes-Oxley Act.

Such committee’s mission is to provide the board of directors with assistance in overseeing the financial statements, as well as controlling the Company and its subsidiaries.

Committee for Information Integrity

The Committee for Information Integrity was created in compliance with the recommendations of U.S. Sarbanes Oxley Act, and is made up of a general manager, an administrative and finance Manager and two supervisors of the administrative and finance divisions.

Its most important duties consist of monitoring the Company’s internal controls, reviewing the financial statements and other information published and preparing board of directors’ reports regarding the activities carried out by the committee. The committees operation has been adapted to local laws and it currently performs important administrative and reporting duties, which are used by the board of directors and the Audit Committee, contributing to the transparency of the information provided to markets.

Basic Holding Structure

Grupo Financiero Galicia S.A. is a company whose sole purpose is to conduct financial and investment activities as per Section 31 of the Argentine General Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Within the group of companies in which the Company has an interest, the Bank stands out, as the Company’s main asset and wholly-owned subsidiary. The Bank, as a banking institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. Among such restrictions, the Bank is limited in the amount of equity interest it may hold in companies that do not perform activities qualified as supplementary to a maximum of 12.5% of the capital stock thereof.

Therefore, the Company directly and indirectly holds those equity interests in companies that carry out activities defined as non-supplementary.

The Company has a reduced structure due to its nature as holding company of a group of financial services entities. Accordingly, certain typical organizational aspects of large operating companies are not applicable thereto.

To conclude, one should note that the Company is under the control of a pure holding company, EBA Holding S.A., which holds a majority of the votes outstanding at the shareholders’ meetings of the Company, although it does not have any managerial functions over the Company.

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

Business Conduct Policy

The Company has consistently shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

Code of Ethics

The Company has a formally approved Code of Ethics that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics.

Banco de Galicia y Buenos Aires S.A.U.

Banco Galicia’s board of directors is its highest management body. As of the date of preparation of these consolidated financial statements, it is made up of seven directors and four alternate directors, who have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and act with the loyalty and diligence of a good businessman.

Banco Galicia complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt from three (3) to nine (9) directors to the possible changes in the conditions in which the Bank carries out its activities.

The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, one of them is independent. In addition, two of the alternate directors are independent. The independence concept is defined in the regulations set forth by the C.N.V. and the Argentine Central Bank regulations.

As regards prevention of conflicts of interest, the provisions set forth in the General Corporations Law and the Capital Markets Law are applicable.

As set out in the bylaws, the term of office for both directors and alternate directors is three years; two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The board of directors’ meeting is held at least once a week and when required by any director. The board of directors is responsible for the Bank’s general management and makes all the necessary decisions to such end. The board of directors’ members also take part, to a greater or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, which are transcribed into minutes.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Additionally, the board of directors receives a monthly report prepared by the general manager (the “General Manager”), the purpose of which is to report the material issues and events addressed at the different meetings held between the General Manager and Senior Management. The board of directors becomes aware of such reports, as evidenced in the minutes.

In connection with directors’ training and development, the Bank has a program, which is reviewed every nine months, whereby they regularly attend courses and seminars of different kinds and subjects.

According to the activities carried out by the Bank, effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:

- Risk and Capital Allocation Committee

The committee is in charge of approving and analyzing capital allocation, establishing risk policies and monitoring the Bank’s risk.

- High Credit Committee

This committee’s function is to approve and sign credit ratings and grant transactions related to high-risk groups and customers, i.e., greater than 2.5% of the Bank’s individual Computable Regulatory Capital, loans to financial institutions (local or foreign) and related customers, in which case two thirds of the board of directors is required to participate.

- Low Credit Committee

This committee’s function is to approve and sign the credit ratings and grant transactions related to medium-risk groups and customers, equal to amounts greater than 1% of the Bank’s individual Computable Regulatory Capital.

- Asset and Liability Management Committee

The committee is in charge of analyzing the fundraising and its placement in different assets, the follow-up and control of liquidity, interest-rate and currency mismatches, and management thereof.

- Information Technology Committee

This Committee is in charge of supervising and approving the development plans of new systems and their budgets, as well as supervising these systems’ budget control. It is also responsible for approving the general design of the systems’ structure, the main processes thereof and the systems implemented, as well as monitoring the quality of the Bank’s systems, within the policies established by the board of directors.

- Audit Committee

The Audit Committee is responsible for helping the board of directors, in performing the control function of the Bank and its controlled companies and the companies in which it owns a stake, in order to fairly ensure the following objectives:

• Effectiveness and efficiency of operations;

• Reliability of the accounting information;

• Compliance with applicable laws and regulations; and

• Compliance with the goals and strategy set by the board of directors.

- Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities (CPLA/FT, as per its initials in Spanish)

The committee is in charge of planning, coordinating and ensuring compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the board of directors.

- Committee for Information Integrity

The committee is in charge of encouraging compliance with the provisions of Sarbanes-Oxley (2002).

- Human Resources and Governance Committee

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The committee is in charge of presenting the succession of the General Manager and Division Managers, analyzing and establishing the General Manager’s and Division Managers’ compensation, and monitoring the performance matrix of Department and Division Managers.

- Performance Reporting Committee

The committee is in charge of monitoring the performance and results of operations, and evaluating the macro situation.

- Liquidity Crisis Committee

The committee is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.

- Strategy and New Businesses Committee

The committee is in charge of analyzing new businesses.

- Compliance Committee

The committee is in charge of instilling respect for Banco Galicia’s rules, code of conduct and ethics, and mitigating the risk of default, by defining policies and establishing controls and reports in the best interests of the Bank and its employees, shareholders and customers.

- Committee for the Protection of Users of Financial Services

The committee is responsible for following up on the activities developed by Banco Galicia’s management involved in user protection internal processes to ensure adequate compliance with legal and regulatory standards.

The Bank considers the General Manager and Division Management reporting to the General Manager as Senior Management. Their duties are detailed as follows:

• Retail Banking Division

• Wholesale Banking Division

• Finance Division

• Comprehensive Corporate Services Division

• Organizational Development and Human Resources Division

• Risk Management Division

• Strategic Planning and Management Control Division

• Customer’s Experience Division

Senior Management’s main duties are as follows:

- Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the board of directors and the risks to be assumed.

- Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the board of directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

- Monitor the managers from different divisions, in line with the policies and procedures set by the board of directors and establish an effective internal control system.

Basic Holding Structure

The Bank’s majority shareholder is the Company, which has full control of its shares and votes. In turn, the Bank holds equity investments in supplementary companies as controlling company, as well as minority interests in companies whose controlling company is its own controlling company. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is true when the Bank holds either a majority or

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

minority interest. The Company’s board of directors submits to the Shareholders’ Meeting’s vote which shall be the Company’s vote in its capacity as controlling company at the Bank’s Shareholders’ Meeting. The same method of transparency and information as to its controlled companies and the companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof and the board of directors always provides detailed information about the Company’s activities.

Business Conduct Policy and/or Code of Ethics

The Bank has a formally approved Code of Ethics that guides its policies and activities. The Bank’s Code of Ethics considers business objectivity and conflict of interest-related aspects, as well as how employees should act upon identifying a breach of the Code of Ethics, with the involvement of the Conduct Committee.

Information Related to Personnel Economic Incentive Practices

The Human Resources and Governance Committee, composed of two (2) Directors, the General Manager and the Organizational Development and Human Resources Division Manager, is in charge of establishing the compensation policy for Banco Galicia’s personnel.

It is the policy of Banco Galicia to manage the full compensation of its personnel based on the principles of fairness, meritocracy and justice, within the framework of the legal regulations in force.

The aim of this policy is to provide an objective and fair basis, through the design and implementation of tools for the management of the fixed and variable compensation paid to each employee, based on the scope and complexity of each position’s responsibilities, individual performance with regard to compliance thereof, contribution to the Bank’s results and conformity to market values, with the purpose of:

-	Attracting and creating loyalty with regard to quality personnel suitable for the achievement of the business strategy and goals.

-	Being an individual motivation means.

-	Easing the decentralized management of compensation administration.

-	Allowing the effective budget control of personnel costs.

-

Guaranteeing internal fairness in order to monitor and ensure both external and internal fairness with regard to the payment of fixed and variable compensation. The compensation area uses, and puts at the disposal of the Senior Management and the Human Resources Committee market surveys published by consulting firms specialized in compensation issues, pursuant to the market positioning policies defined by the management division for the different corporate levels.

With the purpose of gearing individuals towards the achievement of attainable results that contribute to the global performance of the Bank/Area, and to the increase in motivation for the common attainment of goals, differentiating individual contribution, Banco Galicia has different variable compensation systems:

1)	Business Incentives and/or Incentives through Commissions system for business areas.

2)

Annual Bonus System for management levels, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and the Bank’s results, and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the Senior Management and Middle Management, the Bank uses the Management Performance Assessment System. This system has been designed including both qualitative and quantitative KPI (Key Performance Indicators). In particular, quantitative Key Performance Indicators are designed with respect to at least three minimum aspects:

a)	Results.

b)	Business volume or size.

c)	Projections: Indicators that protect the business for the future (For example: Quality, internal and external customer satisfaction, risk coverage, work environment, etc.).

The significance or impact of each of them is monitored and adjusted yearly pursuant to the strategy approved by the board of directors.

The interaction among these three aspects seeks to make incentives related to results and growth consistent with the risk thresholds determined by the board of directors. In turn, there is no deferred payment of variable compensation subject to the occurrence of future events or in the long term, taking into consideration that the business environment in the Argentine financial system is characterized by being mainly transactional, with lending and borrowing transactions with a very short seasoning term.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Annual budget and management control – the latter carried out monthly in a general manner and quarterly in a more detailed manner – include different risk ratios, including the ratio between compensation and risks undertaken. Variable compensation is only paid in cash. There are no share-based payments. Every change to this policy is submitted to the Bank’s Human Resources Committee for its consideration.

NOTE 55. SUBSEQUENT EVENTS

Prisma Medios de Pago S.A.

Under the framework of the divestment commitment undertaken by Prisma Medios de Pago S.A. and its shareholders with the Argentine Commission of Competence Defense, on January 21, 2019, Banco Galicia, along with the other shareholders, accepted an offer made by AI Zenith (Netherlands) B.V. to buy 3,182,444 book-entry common shares, with a face value of $1 each and one vote per share, representing 7.7007% of this company’s capital stock.

The estimated total price of the transaction amounted to U.S. $106,258, out of which Banco Galicia received U.S. $ 63,073 on February 1, 2019 (the date on which the shares were transferred). The remainder of the purchase price, i.e. U.S. $43,185, will be deferred and paid over the next five years as follows: (i) 30% in Pesos at UVA rate, plus an annual nominal 15% rate and (ii) 70% in U.S. Dollars at an annual nominal 10% rate.

Banco Galicia continues to hold 3,057,642 shares in Prisma Medios de Pago S.A., which represent 7.3988% of its capital stock.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Holdings				Position
	Fair Value	Fair Value Level	Carrying Amount		Without Options	Options	Final
			12.31.18	12.31.17
FAIR VALUE DEBT SECURITIES WITH CHANGES TO INCOME			75,989,171	28,952,979	76,908,474	-	76,908,474
Argentine			75,989,171	28,952,979	76,908,474	-	76,908,474
Government Securities			4,699,806	9,430,122	5,167,797	-	5,167,797
Government Bonds		Level 1	1,466,270	838,930	3,599,960	-	3,599,960
Government Bonds		Level 3	19,137	9,715	19,137	-	19,137
Provincial Bonds		Level 1	538,591	2,343,698	538,591	-	538,591
Provincial Bonds		Level 3	445,204	155,499	445,204	-	445,204
Autonomous City of Buenos Aires Bonds		Level 1	37,166	766,545	37,166	-	37,166
Autonomous City of Buenos Aires Bonds		Level 3	5,073	-	5,073	-	5,073
Treasury Bills		Level 1	910,317	5,315,735	609,762	-	609,762
Treasury Bills		Level 2	1,278,048	-	(87,096)	-	(97,096)
Argentine Central Bank’s Bills			70,151,772	17,858,764	70,211,479	-	70,211,479
Lebacs		Level 1	54,008	17,858,764	54,008	-	54,008
Liquidity Bills		Level 2	70,097,764	-	70,157,471	-	70,157,471
Private Securities			1,137,593	1,664,093	1,529,198	-	1,529,198
Notes		Level 1	270,470	620,449	270,470	-	270,470
Notes		Level 2	-	4,000	-	-	-
Notes		Level 3	418,728	651,807	810,333	-	810,333
Debt Securities of Financial Trusts		Level 1	38,285	60,382	38,285	-	38,285
Debt Securities of Financial Trusts		Level 3	63,559	183,902	63,559	-	63,559
Participation Certificates in Financial Trusts		Level 1	-	2,562	-	-	-
Participation Certificates in Financial Trusts		Level 2	36,270	-	36,270	-	36,270
Participation Certificates in Financial Trusts		Level 3	310,281	140,991	310,281	-	310,281

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Holdings				Position
	Fair Value	Fair Value Level	Carrying Amount		Without Options	Options	Final
			12.31.18	12.31.17
OTHER DEBT SECURITIES			14,489,766	2,729,876	14,131,011	-	14,131,011
Measured at Fair Value with Changes in OCI			9,129,045	96,481	9,106,945	-	9,106,945
Argentine			9,129,045	96,481	9,106,945	-	9,106,945
Government Securities			9,129,045	96,481	9,106,945	-	9,106,945
Government Bonds		Level 1	9,074,420	96,481	9,052,320	-	9,052,320
Autonomous City of Buenos Aires Bonds		Level 1	54,625	-	54,625	-	54,625
Measurement at Amortized Cost			5,360,721	2,633,395	5,078,691	-	5,078,691
Argentine			5,358,890	2,632,475	5,076,860	-	5,076,860
Government Securities			222,588	73,705	(59,442)	-	(59,442)
Government Bonds			3,255	23,428	3,255	-	3,255
Treasury Bills			219,333	50,277	(62,697)	-	(62,697)
Argentine Central Bank’s Bills			-	112,606	-	-	-
Lebacs			-	112,606	-	-	-
Private Securities			5,136,302	2,446,164	5,136,302	-	5,136,302
Notes			485,923	342,572	485,923	-	485,923
Debt Securities of Financial Trusts			4,710,353	2,237,278	4,710,353	-	4,710,353
Allowance for Loan Losses(*)			(59,974)	(133,686)	(59,974)	-	(59,974)
Foreign			1,831	920	1,831	-	1,831
Government Securities			1,831	920	1,831	-	1,831
Treasury Bills			1,831	920	1,831	-	1,831
Equity Instruments			161,054	75,806	161,054	-	161,054
Measured at Fair Value with Changes in Profit or Loss			161,054	75,806	161,054	-	161,054
Argentine			132,839	55,091	132,839	-	132,839
Shares		Level 1	2,030	-	2,030	-	2,030
Shares		Level 3	130,809	55,091	130,809	-	130,809
Foreign			28,215	20,715	28,215	-	28,215
Shares		Level 1	24,765	19,122	24,765	-	24,765
Shares		Level 3	3,450	1,593	3,450	-	3,450
(*) It includes the allowance for loan losses on the portfolio in normal situations (Communiqué “A” 2729, as amended and supplemented). (See Schedule R).

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	12.31.18	12.31.17

COMMERCIAL LOAN PORTFOLIO
Normal	146,938,007	88,894,998
Backed by Preferred Guarantees and Counter-guarantees “A”	7,695,607	63,783
Backed by Preferred Guarantees and Counter-guarantees “B”	7,905,793	5,392,043
With No Preferred Guarantees or Counter-guarantees	131,336,607	83,439,172

With Special Follow-Up – Under Observation	1,800,930	51,014
Backed by Preferred Guarantees and Counter-guarantees “B”	8,000	2,566
With No Preferred Guarantees or Counter-guarantees	1,792,930	48,448
With Problems	471,695	156,280
Backed by Preferred Guarantees and Counter-guarantees “B”	439,072	99,051
With No Preferred Guarantees or Counter-guarantees	178,311	57,229
High Risk of Insolvency	207,358	184,252
Backed by Preferred Guarantees and Counter-guarantees “B”	29,047	55,775
With No Preferred Guarantees or Counter-guarantees	178,311	128,477
Uncollectible	1,321	18,915
Backed by Preferred Guarantees and Counter-guarantees “A”	-	8,366
Backed by Preferred Guarantees and Counter-guarantees “B”	-	2,081
With No Preferred Guarantees or Counter-guarantees	1,321	8,468
TOTAL COMMERCIAL LOAN PORTFOLIO	149,419,311	89,305,459

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	12.31.18	12.31.17

CONSUMER AND HOUSING LOAN PORTFOLIO
Normal Performance	174,203,923	121,665,984
Backed by Preferred Guarantees and Counter-guarantees “A”	242,856	13,508
Backed by Preferred Guarantees and Counter-guarantees “B”	14,207,918	5,301,381
With No Preferred Guarantees or Counter-guarantees	159,753,149	116,351,095
Low Risk	5,795,602	2,879,295
Backed by Preferred Guarantees and Counter-guarantees “A”	12,629	1,211
Backed by Preferred Guarantees and Counter-guarantees “B”	152,754	22,824
With No Preferred Guarantees or Counter-guarantees	5,630,219	2,855,260
Medium Risk	4,323,373	1,853,174
Backed by Preferred Guarantees and Counter-guarantees “A”	2,265	—
Backed by Preferred Guarantees and Counter-guarantees “B”	108,582	8,053
With No Preferred Guarantees or Counter-guarantees	4,212,526	1,845,121
High Risk	4,430,239	2,350,217
Backed by Preferred Guarantees and Counter-guarantees “A”	11,616	364
Backed by Preferred Guarantees and Counter-guarantees “B”	49,860	6,073
With No Preferred Guarantees or Counter-guarantees	4,368,763	2,343,780
Uncollectible	1,180,349	1,027,057
Backed by Preferred Guarantees and Counter-guarantees “A”	9,916	77
Backed by Preferred Guarantees and Counter-guarantees “B”	64,262	21,775
With No Preferred Guarantees or Counter-guarantees	1,106,171	1,005,205
Uncollectible due to Technical Reasons	6,507	6,670
With No Preferred Guarantees or Counter-guarantees	6,507	6,670
TOTAL CONSUMER AND HOUSING LOAN PORTFOLIO	189,939,993	129,782,397
GRAND TOTAL(1)	339,359,304	219,087,856

(1) Reconciliation between Schedule B and the Balance Sheet:

	12.31.18	12.31.17
Net Loans and Other Financing	286,952,476	192,801,946
Other Debt Securities	14,489,766	2,729,876
Off-Balance Sheet Agreed Loans and Guarantees Granted	32,554,655	15,846,651
Plus Allowances for Loan Losses	11,474,477	6,179,632
Plus Adjustments under the IFRS-based Accounting Framework that Are Not Computable for the Statement of Debtors’ Status	4,239,608	2,170,655
Less Other Non-computable Items for the Statement of Debtors’ Status	(1,222,633)	(544,423)
Less Government Securities Measured at Fair Value with Changes in OCI	(9,129,045)	(96,481)
Total	339,359,304	219,087,856

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	LOANS
Number of Customers	12.31.18		12.31.17

	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio

10 Largest Customers	38,508,659	11	15,224,729	7
50 Following Largest Customers	52,229,882	15	26,224,276	12
100 Following Largest Customers	22,627,832	7	12,175,865	6
Remaining Customers	225,992,931	67	165,462,986	75

TOTAL(1)	339,359,304	100	219,087,856	100

(1) Reconciliation between Schedule C and the Balance Sheet:

	12.31.18	12.31.17

Net Loans and Other Financing	286,952,476	192,801,946
Other Debt Securities	14,489,766	2,729,876
Off-Balance Sheet Agreed Loans and Guarantees Granted	32,554,655	15,846,651
Plus Allowances for Loan Losses	11,474,477	6,179,632
Plus Adjustments under the IFRS-based Accounting Framework that Are Not Computable for the Statement of Debtors’ Status	4,239,608	2,170,655
Less Other Non-computable Items for the Statement of Debtors’ Status	(1,222,633)	(544,423)
Less Government Securities Measured at Fair Value with Changes in OCI	(9,129,045)	(96,481)

Total	339,359,304	219,087,856

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until contractual maturity.

Item	Past-due Loan Portfolio	Terms Remaining to Maturity						Total

		1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months

Non-financial Public Sector	-	13,898	-	-	-	-	-	13,898
Financial Sector	-	5,268,328	416,764	2,060,109	565,261	1,262,095	1,353,638	10,926,195
Non-financial Private Sector and Residents Abroad	7,463,062	135,460,826	53,723,309	44,579,000	55,151,796	27,618,114	38,922,796	362,918,903
TOTAL	7,463,062	140,743,052	54,140,073	46,639,109	55,717,057	28,880,209	40,276,434	373,858,996

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Depreciation					Net Book Value as of

						Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.18	12.31.17

Measurement at Cost
Real Estate	7,862,752	50	118,771	(37,053)	19,313	(647,738)	-	30,013	(148,157)	(765,882)	7,197,901	7,215,014
Furniture and Fixtures	612,714	10	210,027	(44,073)	259,386	(279,351)	(35,788)	42,651	(98,948)	(371,436)	666,618	333,363
Machines and Equipment	2,599,211	3 and 5	719,843	(95,566)	(33,673)	(1,134,515)	35,788	93,672	(482,591)	(1,487,646)	1,702,169	1,464,696
Vehicles	36,947	5	24,561	(5,749)	167	(13,651)	(95)	3,141	(8,438)	(19,043)	36,883	23,296
Personal Property Acquired for Financial Leases	8,123	5	-	-	(167)	(8,051)	95	-	-	(7,956)	-	72
Miscellaneous	383,232	5 and 10	103,918	(4,276)	111,510	(108,458)	-	645	(83,822)	(191,635)	402,749	274,774
Work in Progress	479,183	-	765,847	(27,821)	(338,514)	-	-	-	-	-	878,695	479,183

Total	11,982,162		1,942,967	(214,538)	18,022	(2,191,764)	-	170,122	(821,956)	(2,843,598)	10,885,015	9,790,398

	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Depreciation					Net Book Value as of

Item						Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.17	01.01.17

Measurement at Cost
Real Estate	6,694,873	50	97,670	(76,066)	1,146,275	(574,869)	-	58,449	(131,318)	(647,738)	7,215,014	6,120,004
Furniture and Fixtures	469,503	10	115,691	(19,151)	46,671	(246,251)	-	14,805	(47,905)	(279,351)	333,363	223,252
Machines and Equipment	1,796,831	3 and 5	707,845	(48,215)	142,750	(845,356)	-	41,593	(330,752)	(1,134,515)	1,464,696	951,475
Vehicles	29,094	5	9,133	(6,062)	4,782	(10,802)	-	3,390	(6,239)	(13,651)	23,296	18,292
Personal Property Acquired for Financial Leases	8,428	5	-	(305)	-	(8,297)	-	300	(54)	(8,051)	72	131
Miscellaneous	217,328	5 and 10	30,647	(884)	136,141	(40,790)	-	266	(67,934)	(108,458)	274,774	176,538
Work in Progress	1,042,636	-	717,489	(34,912)	(1,246,030)	-	-	-	-	-	479,183	1,042,636

Total	10,258,693		1,678,475	(185,595)	230,589	(1,726,365)	-	118,803	(584,202)	(2,191,764)	9,790,398	8,532,328

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F – CHANGES IN INVESTMENT PROPERTIES

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Changes in investment properties recorded in the “Other Non-financial Assets” account are detailed below.

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Depreciation				Net Book Value as of

						Accumulated	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.18	12.31.17

Measurement at Cost
Real Estate Leased	165,108	50	-	-	-	(5,142)	-	(3,266)	(8,408)	156,982	159,966
Total	165,108		-	-	-	(5,142)	-	(3,266)	(8,408)	156,982	159,966

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Depreciation				Net Book Value as of

						Accumulated	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.17	01.01.17

Measurement at Cost
Real Estate Leased	165,108	50	-	-	-	(1,878)	-	(3,264)	(5,142)	159,966	163,230
Total	165,108		-	-	-	(1,878)	-	(3,264)	(5,142)	159,966	163,230

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G – CHANGES IN INTANGIBLE ASSETS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Amortization					Net Book Value as of

					Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.18	12.31.17

Measurement at Cost
Licenses	1,109,037	5	948,626	(199,614)	(656,549)	174,759	(287,894)	-	(769,686)	1,088,363	452,488
Intangible Assets Acquired for Financial Lease	26,352	5	-	-	(25,753)	-	(599)	-	(26,352)	-	599
Other Intangible Assets	1,438,457	5	2,272,262	(906)	(985,683)	906	(69,676)	-	(1,054,453)	2,655,360	452,774

Total	2,573,846		3,220,888	(200,520)	(1,667,985)	175,665	(358,169)	-	(1,850,491)	3,743,723	905,861

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Amortization					Net Book Value as of

					Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.17	01.01.17

Measurement at Cost
Licenses	829,863	5	283,287	(4,113)	(474,269)	2,921	(185,201)	-	(656,549)	452,488	355,594
Intangible Assets Acquired for Financial Lease	26,352	5	-	-	(23,119)	-	(2,634)	-	(25,753)	599	3,233
Other Intangible Assets	1,395,088	5	43,546	(177)	(923,588)	-	(6,902)	(55,193)	(985,683)	452,774	471,500

Total	2,251,303		326,833	(4,290)	(1,420,976)	2,921	(194,737)	(55,193)	(1,667,985)	905,861	830,327

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H – CONCENTRATION OF DEPOSITS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	DEPOSITS
Number of Customers	12.31.18		12.31.17
	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 Largest Customers	26,929,214	7	10,218,113	5
50 Following Largest Customers	21,892,330	6	11,244,990	6
100 Following Largest Customers	15,684,961	4	6,930,668	3
Remaining Customers	295,590,770	83	172,335,120	86
TOTAL	360,097,275	100	200,728,891	100

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERM

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until undiscounted contractual maturity.

Item	Terms Remaining to Maturity						Total
	1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months
Deposits (1)	334,200,194	24,450,601	5,134,588	3,188,378	48,018	28,759	367,050,538
Non-financial Public Sector	8,339,749	234,368	31,446	-	-	-	8,605,563
Financial Sector	711,737	-	-	-	-	-	711,737
Non-financial Private Sector and Residents Abroad	325,148,708	24,216,233	5,103,142	3,188,378	48,018	28,759	357,733,238
Fair Value Liabilities with Changes to Income	2,144,664	-	-	-	-	-	2,144,664
Derivative Instruments	1,835,789	-	-	-	-	-	1,835,789
Repo Transactions	1,948,559	-	-	-	-	-	1,948,559
Other Financial Liabilities	63,065,272	13,610	13,462	33,365	54,096	99,229	63,279,034
Loans from the Argentine Central Bank and Other Financial Institutions	7,013,910	4,277,657	3,871,426	3,181,270	3,075,806	4,452,217	25,872,286
Notes	1,301,031	3,595,675	4,061,549	13,262,785	18,941,709	8,545,150	49,707,899
Subordinated debt	384,557	-	-	384,557	769,114	14,031,650	15,569,878
TOTAL	411,893,976	32,337,543	13,081,025	20,050,355	22,888,743	27,157,005	527,408,647

(1) Maturities in the first month include:

- Checking Accounts $40,597,351

- Savings Accounts $198,745,046

- Time Deposit $92,624,930

- Other Deposits $2,214,249

- Interest to be Accrued $18,618

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE J – CHANGES IN PROVISIONS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Balances at Beginning of Fiscal Year	Increases	Decreases		Balances as of 12.31.18	Balances as of 12.31.17
			Reversals	Uses
INCLUDED IN LIABILITIES
For Administrative, Disciplinary and Criminal Penalties	4,983	323	-	-	5,306	4,983
Provisions for Termination Benefits	74,025	34,233	-	(21,332)	86,926	74,025
Others	528,447	906,693	-	(78,049)	1,357,091	528,447
TOTAL PROVISIONS	607,455	941,249	-	(99,381)	1,449,323	607,455

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE K – CAPITAL STOCK STRUCTURE

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Shares				Capital Stock
Class	Amount	Face Value per Share(*)	Votes per Share	Issued		Pending Issuance or Distribution	Allocated	Paid-in	Not Paid-in
				Outstanding	Held in Portfolio
Class “A”	281,221,650	1	5	281,222	-	-	-	281,222	-
Class “B”	1,145,542,947	1	1	1,145,543	-	-	-	1,145,543	-
Total	1,426,764,597			1,426,765	-	-	-	1,426,765	-

(*) Face value per share stated in Pesos.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE L – FOREIGN CURRENCY BALANCES

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Head Office and Argentine Branches	12.31.18	12.31.18				12.31.17
			Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	95,156,786	95,156,786	95,088,461	1,784,180	29,919	113,923	37,266,462
Fair Value Debt Securities with Changes to Income	1,459,314	1,459,314	1,459,314	-		-	5,797,224
Derivative Instruments	-	-	-	-	-	-	13
Other Financial Assets	696,796	696,796	696,796	-	-	-	752,112
Net Loans and Other Financing	95,270,654	95,270,654	95,088,461	180,546	-	1,647	40,371,276
Argentine Central Bank	-	-	-	-	-	-	1,908
Other Financial Institutions	1,019,533	1,019,533	1,019,533	-	-	-	370,258
To the Non-financial Private Sector and Residents Abroad	94,251,121	94,251,121	94,068,928	180,546	-	1,647	39,999,110
Other Debt Securities	4,338,728	4,338,728	4,338,728	-	-	-	1,604,637
Financial Assets Pledged as Collateral	3,350,460	3,350,460	3,350,460	-	-	-	140,320
Investments in Equity Instruments	28,215	28,215	24,765	3,450	-	-	20,715
Assets for Insurance Contracts	2,695	2,695	2,695	-	-	-	11,584
Other Non-financial Assets	23,313	23,313	23,313	-	-	-	9,788
TOTAL ASSETS	200,326,961	200,326,961	198,213,296	1,968,176	29,919	115,570	85,974,131

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE L – FOREIGN CURRENCY BALANCES (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Head Office and Argentine Branches	12.31.18	12.31.18				12.31.17
			Dollar	Euro	Real	Others
LIABILITIES
Deposits	162,667,559	162,667,559	162,667,559	-		-	70,408,220
Non-financial Public Sector	6,225,968	6,225,968	6,225,968	-	-	-	6,166
Financial Sector	9,866	9,866	9,866	-	-	-	3,994
Non-financial Private Sector and Residents Abroad	156,431,725	156,431,725	156,431,725	-	-	-	70,398,060
Fair Value Liabilities with Changes to Income	115,761	115,761	115,761	-	-	-	-
Derivative Instruments	21,173	21,173	21,173	-	-	-	-
Repo Transactions	1,894,876	1,894,876	1,894,876	-	-	-	-
Other Financial Liabilities	8,003,308	8,003,308	7,660,730	319,285	-	23,293	3,023,991
Loans from the Argentine Central Bank and Other Financial Institutions	13,814,564	13,814,564	13,575,771	237,974	-	819	5,450,640
Notes	3,850,692	3,850,692	3,850,692	-	-	-	-
Subordinated debt	9,767,874	9,767,874	9,767,874	-	-	-	4,828,018
Liabilities for Insurance Contracts	2,967	2,967	2,967	-	-	-	14,461
Other Non-financial Liabilities	283,327	283,327	283,204	123	-	-	961,723
TOTAL LIABILITIES	200,422,101	200,422,101	199,840,607	557,382	-	24,112	84,687,053

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Normal/ Items	Situation	With Special Follow- up / Low Risk	With Problems / Medium Risk		With High Risk of Insolvency / High Risk		Uncollectible	Uncollectible due to Technical	Total
			Not Past Due	Past Due	Not Past Due	Past Due		Reasons	12.31.18	12.31.17
Net Loans and Other Financing	624,174	-	-	-	-	-	-	-	624,174	455,575
- Overdrafts	367,390	-	-	-	-	-	-	-	367,390
Backed by Preferred Guarantees and Counter-guarantees “A”	-	-	-	-	-	-	-	-	-	-
Backed by Preferred Guarantees and Counter-guarantees “B”	-	-	-	-	-	-	-	-	-	-
With No Preferred Guarantees or Counter-guarantees	367,390	-	-	-	-	-	-	-	367,390	153,946
- Promissory Notes	65,702	-	-	-	-	-	-	-	65,702	143,277
Backed by Preferred Guarantees and Counter-guarantees “A”	-	-	-	-	-	-	-	-	-	-
Backed by Preferred Guarantees and Counter-guarantees “B”	-	-	-	-	-	-	-	-	-	-
With No Preferred Guarantees or Counter-guarantees	65,702	-	-	-	-	-	-	-	65,702	143,277
- Mortgage and Collateral Loans	34,616	-	-	-	-	-	-	-	34,616	35,171
Backed by Preferred Guarantees and Counter-guarantees “A”	-	-	-	-	-	-	-	-	-	-
Backed by Preferred Guarantees and Counter-guarantees “B”	30,847	-	-	-	-	-	-	-	30,847	32,094
With No Preferred Guarantees or Counter-guarantees	3,769	-	-	-	-	-	-	-	3,769	3,078
- Personal Loans	2,050	-	-	-	-	-	-	-	2,050	3,689
Backed by Preferred Guarantees and Counter-guarantees “A”	-	-	-	-	-	-	-	-	-	-
Backed by Preferred Guarantees and Counter-guarantees “B”	-	-	-	-	-	-	-	-	-	-
With No Preferred Guarantees or Counter-guarantees	2,050	-	-	-	-	-	-	-	2,050	3,689
- Credit Cards	146,205	-	-	-	-	-	-	-	146,205	92,952
Backed by Preferred Guarantees and Counter-guarantees “A”	-	-	-	-	-	-	-	-	-	-
Backed by Preferred Guarantees and Counter-guarantees “B”	-	-	-	-	-	-	-	-	-	-
With No Preferred Guarantees or Counter-guarantees	146,205	-	-	-	-	-	-	-	146,205	92,952
- Other	8,211	-	-	-	-	-	-	-	8,211	26,540
Backed by Preferred Guarantees and Counter-guarantees “A”	-	-	-	-	-	-	-	-	-	-
Backed by Preferred Guarantees and Counter-guarantees “B”	2,946	-	-	-	-	-	-	-	2,946	-
With No Preferred Guarantees or Counter-guarantees	5,265	-	-	-	-	-	-	-	5,265	26,540
Debt Securities	97,057	-	-	-	-	-	-	-	97,057	53,445
Equity Instruments	72,015	-	-	-	-	-	-	-	72,015	9,409
Contingent Commitments	163,195	-	-	-	-	-	-	-	163,195	158,806
TOTAL	956,439	-	-	-	-	-	-	-	956,439	677,236
ALLOWANCES	7,212	-	-	-	-	-	-	-	7,212	5,090

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE O – DERIVATIVE INSTRUMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Type of Contract	Purpose of Transactions	Underlying Asset	Type of Settlement	Trading Environment or Counterparty	Originally- Agreed Weighted Average Term	Residual Weighted Average Term	Weighted Average Term for Settlement of Differences	Amount(*)
Foreign Currency Forwards
OTC - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	2	1	1	6,266,280
OTC - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	2	1	1	598,865
ROFEX - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	4	2	1	32,595,287
ROFEX - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	3	2	1	31,378,509
Forwards with Customers
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	2	1	59	4,768
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents Abroad	2	1	59	3,669,186
Sales	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	4	1	110	10,156,620
Repo Transactions
Forward Purchases	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	-	-	-	1,965,824
Forward Sales	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	-	-	-	2,061,516
Swaps with Customers
Fixed for Variable Interest Rate Swaps	Brokerage - own account	Others	Others	MAE	26	14	1	460,242
Cross Currency Swaps – Other Forward Purchases	Brokerage - own account	Others	Others	OTC - Residents in Argentina - Financial sector	61	60	-	1,561

(*) Relates to the notional amount.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Amortized Cost	Fair Value with Changes in OCI	Fair Value with Changes in Profit or Loss	Fair Value Hierarchy
			Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and Due from Banks	143,309,428	-	-
Cash	21,189,989	-	-	-	-	-
Financial Institutions and Correspondents	122,119,439	-	-	-	-	-
Fair Value Debt Securities with Changes to Income	-	-	75,989,171	3,315,107	71,412,082	1,261,982
Derivative Instruments	-	-	1,785,640	-	1,785,640	-
Repo Transactions	2,068,076	-	-	-	-
Argentine Central Bank	10,209	-	-	-	-	-
Other Financial Institutions	2,057,867	-	-	-	-	-
Other Financial Assets	4,687,012	-	4,303,431	4,264,431	39,000	-
Net Loans and Other Financing	286,952,476	-	-	-	-	-
Non-financial Public Sector	11,777	-	-	-	-	-
Argentine Central Bank	533	-	-	-	-	-
Other Financial Institutions	7,872,353	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	279,067,813	-	-	-	-	-
Overdrafts	14,430,578	-	-	-	-	-
Promissory Notes	36,020,263	-	-	-	-	-
Mortgage Loans	11,793,007	-	-	-	-	-
Collateral Loans	997,958	-	-	-	-	-
Personal Loans	29,144,931	-	-	-	-	-
Credit-card loans	113,395,362	-	-	-	-	-
Financial Leases	2,168,862	-	-	-	-	-
Others	71,116,852	-	-	-	-	-
Other Debt Securities	5,360,721	9,129,045	-	9,129,045	-	-
Financial Assets Pledged as Collateral	7,357,780	-	3,459,712	3,184,346	275,366	-
Investments in Equity Instruments	-	-	161,054	26,795	-	134,259
TOTAL FINANCIAL ASSETS	449,735,493	9,129,045	85,699,008	19,919,724	73,512,088	1,396,241

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Amortized Cost	Fair Value with Changes in OCI	Fair Value with Changes in Profit or Loss	Fair Value Hierarchy
			Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES				-	-	-
Deposits	360,097,275	-	-	-	-	-
Non-financial Public Sector	8,569,383	-	-	-	-	-
Financial Sector	711,737	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	350,816,155	-	-	-	-	-
Checking Accounts	38,716,061	-	-	-	-	-
Savings Accounts	192,476,801	-	-	-	-	-
Time Deposit and Term Investments	114,172,231	-	-	-	-	-
Others	5,451,062	-	-	-	-	-
Fair Value Liabilities with Changes to Income	-	-	2,144,664	1,366,785	777,879	-
Derivative Instruments	-	-	1,835,789	-	1,835,789	-
Repo Transactions	1,948,559	-	-	-	-	-
Argentine Central Bank	1,948,559	-	-	-	-	-
Other Financial Institutions	-	-	-	-	-	-
Other Financial Liabilities	63,235,042	-	-	-	-	-
Loans from the Argentine Central Bank and Other Financial Institutions	19,446,028	-	-	-	-	-
Notes	29,983,653	-	-	-	-	-
Subordinated debt	9,767,874	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	484,478,431	-	3,980,453	1,366,785	2,613,668	-

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE Q – INCOME STATEMENT BREAKDOWN

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Net Financial Income/(Expense)		OCI
	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement
From Measurement of Financial Assets at Fair Value with Changes in Profit or Loss
Income (loss) from Government Securities	-	12,226,990	74,640
Income (loss) from Private Securities	-	1,245,125	-
Income (Loss) from Derivative Instruments	-	1,710,521	-
Repo Transactions	-	1,710,521	-
Income from Other Financial Assets	-	22	-
From Measurement of Financial Liabilities at Fair Value with Changes in Profit or Loss
Income (Loss) from Derivative Instruments	-	(129,305)	-
Repo Transactions	-	(25,223)	-
Rate Swaps	-	(104,082)	-
Total as of 12.31.18	-	15,053,353	74,640

Items	Net Financial Income/(Expense)		OCI
	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement
From Measurement of Financial Assets at Fair Value with Changes in Profit or Loss
Income (loss) from Government Securities	-	4,706,898	266,903
Income (loss) from Private Securities	-	569,572	-
Income (Loss) from Derivative Instruments	-	9,392	-
Repo Transactions	-	7,301	-
Rate Swaps	-	28	-
Options	-	2,063	-
From Measurement of Financial Liabilities at Fair Value with Changes in Profit or Loss
Income (Loss) from Derivative Instruments	-	(357,064)	-
Repo Transactions	-	(353,317)	-
Rate Swaps	-	-	-
Options	-	(3,747)	-
Total as of 12.31.17	-	4,928,798	266,903

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Interest and Adjustments for Application of Effective Interest Rate of Financial Assets Measured at Amortized Cost	12.31.18	12.31.17
Interest Income
On Cash and Due from Banks	660	112
On Private Securities	302,726	829,181
On Government Securities	1,285,346	296,363
On Net Loans and Other Financing	63,488,683	32,923,586
Non-financial Public Sector	255	2,342
Financial Sector	1,786,578	693,805
Non-financial Private Sector	61,701,850	32,227,439
Overdrafts	8,398,748	2,746,566
Mortgage Loans	5,195,098	597,895
Collateral Loans	344,272	116,890
Personal Loans	10,004,138	4,844,178
Credit Card Loans	24,511,426	15,310,493
Financial Leases	503,021	336,449
Others	12,745,147	8,274,968
On Repo Transactions	607,114	792,916
Argentine Central Bank and Other Financial Institutions	607,114	792,916
Total	65,684,529	34,842,158

Interest-related Expenses	12.31.18	12.31.17
On Deposits	28,064,129	10,934,613
Non-financial Private Sector	28,064,129	10,934,613
Checking Accounts	-	646
Savings Accounts	4,307	3,493
Time Deposit and Term Investments	24,553,036	10,446,205
Others	3,526,786	484,269
Loans from the Argentine Central Bank and Other Financial Institutions	952,892	439,106
On Repo Transactions	174,405	222,853
Other Financial Institutions	174,405	222,853
On Other Financial Liabilities	5,557,255	2,538,840
On Notes	3,000,749	916,339
On Subordinated debt	611,064	349,907
Total	38,360,494	15,401,658

Fee Income	12.31.18	12.31.17
Fee and Commissions Related to Transactions	5,885,527	4,543,614
Fee and Commissions Related to Credits	13,301,590	11,680,666
Fee and Commissions Related to Loan Commitments and Financial Guarantees	175,720	129,249
Fee and Commissions Related to Transferable Securities	866,237	501,285
Fee and Commissions on Collection Proceedings	27,525	27,298
Fee and Commissions on Foreign and Exchange Rate Transactions	852,506	488,071
Total	21,109,105	17,370,183

Fee-related Expenses	12.31.18	12.31.17
Fees and Commissions Related to Transactions with Securities	47,969	18,655
Others	2,742,549	2,165,992
Total	2,790,518	2,184,647

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE R – VALUE ADJUSTMENT BY LOSSES – ALLOWANCE FOR LOAN LOSSES

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Balances at Beginning of Fiscal Year	Increases	Decreases		Balances as of 12.31.18	Balances as of 31.12.17
			Reversals	Uses
Other Financial Assets	33,322	2,559	590	114	35,177	33,322
Net Loans and Other Financing	6,045,946	9,686,875	-	4,318,318	11,414,503	6,045,946
Overdrafts	148,135	388,437	-	141,713	394,859	148,135
Mortgage Loans	37,208	52,108	-	5,377	83,939	37,208
Collateral Loans	4,051	7,227	-	367	10,911	4,051
Personal Loans	524,695	1,046,007	-	727,977	842,725	524,695
Credit Card Loans	3,059,163	4,814,242	-	2,733,015	5,140,390	3,059,163
Financial Leases	22,246	6,941	-	2	29,185	22,246
Others(*)(**)	2,250,448	3,371,913	-	709,867	4,912,494	2,250,448
Private Securities(**)	133,686	70,897	-	144,609	59,974	133,686
TOTAL ALLOWANCES	6,212,954	9,760,331	590	4,463,041	11,509,654	6,212,954

(*) It includes Other Loans and Other Financing.

(**) It includes the allowance for loan losses on the portfolio in normal situations (Communiqué “A” 2729, as amended and supplemented).

GRUPO FINANCIERO GALICIA S.A.

PLAN FOR THE DISTRIBUTION OF PROFITS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Unappropriated Retained Earnings(1)	42,357,973
To Special Reserve “First-time Application of IFRS”(2)	2,827,741
Subtotal	39,530,232
Distributable Amount	39,530,232
Distributed Income
To Discretionary Reserve	12,427,034
To Cash Dividends	2,000,000
- To Common Shares (140.1773% of $1,426,765)	2,000,000
Unappropriated Retained Earnings(3)	37,530,232

(1) It includes Unappropriated Retained Earnings, plus Discretionary Reserve, less purchase of minority interest.

(2) According to the provisions of Communiqué “A” 6618, such reserve, which includes the amount of income resulting from the first-time application of IFRS, shall be set at the first Shareholders’ Meeting to be held after fiscal year-end.

(3) Relates to the Discretionary Reserve for Future Distributions of Profits.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2018

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The Company’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen the Bank’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by the Bank through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

Net income for the fiscal year attributable to the controlling company’s shareholders amounted to $14,427,034. This income has been generated mainly as a consequence of the valuation of equity investments in subsidiaries.

At the General Ordinary and Extraordinary Shareholders’ Meeting held on August 15, 2017, the shareholders approved the increase in the Company’s capital stock by means of the issuance of up to 150,000,000 ordinary book-entry Class “B” shares, entitled to one vote per share and with a face value of $1 each and also entitled to dividends on an equal footing with such ordinary book-entry shares outstanding at the time of the issuance, to be offered for public subscription in the country and/or abroad.

On September 26, 2017, once the offering term had elapsed, 109,999,996 new class “B” shares with a face value of $1 and one vote per share were placed, for a subscription price of U.S. $5 (five U.S. Dollars) each.

On September 28, 2017, the capital increase from the primary subscription was fully paid in for an aggregate amount of U.S. $549,999.

On October 2, 2017, the international placement agents enforced their over-subscription rights, subscribing 16,500,004 ordinary class “B” shares with a face value of $1 and one vote per share, for a subscription price of U.S. $5 (five U.S. Dollars) each. Payment of the aforementioned over-subscription was made on October 4, 2017, with the Company having received U.S. $82,500.

In August 2017, the Company accepted certain irrevocable offers to sell shares of Tarjetas Regionales S.A., accounting for 6% of Tarjetas Regionales S.A.’s issued and outstanding shares, for a total price of U.S. $49,000.

At the General Extraordinary Shareholders’ Meeting of the Company held on December 14, 2017, the shareholders approved the corporate reorganization process consisting of splitting a portion of the Bank’s shareholders’ equity made up of its shares held in Tarjetas Regionales S.A., representing 77% of its capital stock, for its later inclusion in the Company’s shareholders’ equity, effective as from January 1, 2018. The final spin-off/merger agreement was signed on January 23, 2018.

On December 27, 2017, the Company, in its capacity as single shareholder and holder of 100% of the Bank’s capital stock, paid a capital contribution with LEBAC (Argentine Central Bank’s bills), I17E8 security, for a face value of 10,168,285,119, which were valued at market price, based on the trading price of $0.98345 as of December 26, 2017 per M.A.E.’s session, totaling $10,000,000. The Argentine Central Bank, through Resolution No. 35 dated January 11, 2018, authorized the capital contribution.

The sale of shares of Compañía Financiera Argentina S.A. took place on February 2, 2018, establishing a total price of $30,771.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2018

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

At the General Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2018, the shareholders authorized, pursuant to the rules and regulations in force, the allocation of Retained Income, as of December 31, 2017, as follows:

To Legal Reserve	25,300
To Cash Dividends	1,200,000
To Discretionary Reserve for Future Distributions of Profits	7,104,168

FINANCIAL STRUCTURE – MAIN ACCOUNTS OF THE CONSOLIDATED BALANCE SHEET

Items	12.31.18	12.31.17	01.01.17.
Assets
Cash and Due from Banks	143,309,428	58,955,287	65,766,446
Fair Value Debt Securities with Changes to Income	75,989,171	28,952,979	15,640,125
Derivative Instruments	1,785,640	525,362	124,521
Repo Transactions	2,068,076	9,676,101	-
Other Financial Assets	8,990,443	7,000,496	3,607,250
Net Loans and Other Financing	286,952,476	192,801,946	133,918,776
Other Debt Securities	14,489,766	2,729,876	1,611,401
Financial Assets Pledged as Collateral	10,817,492	6,330,557	5,478,854
Current Income Tax Assets	2,510,384	189,238	130,538
Investments in Equity Instruments	161,054	75,806	101,563
Equity Investments in Associates and Joint Ventures	-	-	155,656
Property, Plant and Equipment and Intangible Assets	10,885,015	9,790,398	8,532,328
Intangible Assets	3,743,723	905,861	830,327
Deferred Income Tax Assets	867,785	624,345	621,066
Assets for Insurance Contracts	957,210	671,664	521,230
Other Assets	1,314,408	2,194,125	1,727,911
Non-current Assets Held for Sale	404,106	5,885,054	5,926,083
Total Assets	565,246,177	327,309,095	244,694,075
Liabilities
Deposits	360,097,275	200,728,891	150,377,065
Fair Value Liabilities with Changes to Income	2,144,664	-	-
Derivative Instruments	1,835,789	573,218	157,599
Repo Transactions	1,948,559	1,131,127	1,644,714
Other Financial Liabilities	63,235,042	37,488,925	31,299,292
Loans from the Argentine Central Bank and Other Financial Institutions	19,446,028	7,869,048	6,896,316
Notes	29,983,653	13,735,029	11,857,717
Current Income Tax Liabilities	5,873,075	2,523,025	1,812,424
Subordinated debt	9,767,874	4,828,018	4,065,255
Provisions	1,449,323	607,455	384,876
Deferred Income Tax Liabilities	385,721	743,204	966,403
Liabilities for Insurance Contracts	1,103,220	809,809	626,393
Other Liabilities	11,377,079	13,115,065	9,961,496
Total Liabilities	508,647,302	284,152,814	220,079,011
Shareholders’ Equity Attributable to the Controlling Company’s Shareholders	54,878,312	41,221,085	23,163,181
Shareholders’ Equity Attributable to Non-controlling Interests	1,720,563	1,935,196	1,451,883
Total Shareholders’ Equity	56,598,875	43,156,281	24,615,064

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2018

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

INCOME STATEMENT – MAIN ACCOUNTS OF THE CONSOLIDATED INCOME STATEMENT

Items	12.31.18	12.31.17
Net Income from Interest	27,324,035	19,440,500
Net Fee Income	18,318,587	15,185,536
Other Financial Income	18,368,095	7,111,195
Other Operating Income	7,394,207	3,788,026
Underwriting Income from Insurance Business	2,386,329	2,054,553
Loan Loss Provisions	(10,327,852)	(4,604,058)
Net Operating Income	63,463,401	42,975,752
Personnel Expenses	(14,001,751)	(10,680,052)
Administrative Expenses	(14,457,117)	(9,785,940)
Depreciation and Impairment of Assets	(1,185,729)	(784,753)
Other Operating Expenses	(12,610,336)	(8,144,958)
Operating Income	21,208,468	13,580,049
Results from Associates and Joint Ventures	-	197,395
Income before Taxes from Continuing Activities	21,208,468	13,777,444
Income Tax from Continuing Activities	(6,471,218)	(4,335,394)
Net Income from Continuing Activities	14,789,144	9,442,050
Income from Discontinued Operations	74,776	-
Income Tax from Discontinued Activities	(22,882)	(185,362)
Net Income for the Fiscal Year	14,789,144	9,256,688
Other Comprehensive Income	(74,640)	(266,903)
Total Comprehensive Income, Net	14,714,504	8,989,785
Net Income for the Fiscal Year Attributable to the Controlling Company’s Shareholders	14,352,394	8,364,008
Net Income for the Fiscal Year Attributable to Non-controlling Interests	362,110	625,777

STRUCTURE OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

Items	12.31.18	12.31.17
Total Operating Activities Cash Flow	97,328,058	(1,142,575)
Total Investment Activities Cash Flow	(4,820,437)	(2,032,585)
Total Financing Activities Cash Flow	8,405,029	10,174,265
Effect of Changes in the Exchange Rate	35,565,579	4,428,812
	136,478,229	11,427,917

RATIOS

LIQUIDITY

Since the consolidated accounts mainly stem from the Bank, the individual liquidity ratio for the Bank is detailed as follows:

Items	12.31.18	12.31.17
Liquid Assets(*) as a Percentage of Transactional Deposits	90.55	68.61
Liquid Assets(*) as a Percentage of Total Deposits	59.89	45.65

(*) Liquid Assets include cash and due from banks, government securities, call money, overnight placements, repo transactions and special guarantee accounts.

SOLVENCY

Items	12.31.18	12.31.17
Solvency	10.79	14.51

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2018

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

CAPITAL ASSETS

Items	12.31.18	12.31.17
Capital Assets(*)	2.59	3.27

(*) Investments in Associates and Joint Ventures plus Property, Plant and Equipment plus Intangible Assets over Total Assets

PROFITABILITY

Items	12.31.18	12.31.17
Return on Average Assets(*)	3.37	3.49
Return on Average Shareholders’ Equity(*)	30.53	30.19

(*) Annualized.

EQUITY INVESTMENTS

BANCO DE GALICIA Y BUENOS AIRES S.A.U.

Founded in 1905, the Bank is one of the largest private-sector banks in the Argentine financial system, and one of the leading providers of financial services in the country.

As a universal bank with a variety of distribution channels, Banco Galicia offers a full spectrum of financial services to customers, both individual and corporate. Banco Galicia also operates one of the most extensive and diversified distribution networks in the Argentine private financial sector, offering 325 branches.

At the end of the 2018 fiscal year, the Bank recorded comprehensive income in an aggregate amount of $11,471,444, $4,574,050 higher than $6,897,394 recorded during the same date in the previous fiscal year, representing a 66% increase. The increase in income, when compared to the 2017 fiscal year, mainly resulted from an increase of $18,721,179 in net operating income (net income from interest plus net fee income, plus other financial income, plus other operating income less loan loss provisions). This effect was mitigated by higher: i) other operating expenses of $4,321,107, and ii) administrative expenses plus personnel expenses of $5,188,226.

Net operating income for the fiscal year 2018 amounted to $45,998,077, a 69% increase as compared to the $27,276,898 recorded in the previous fiscal year. The positive change was due to higher net income arising from i) financial income of $11,031,426 (176%) and ii) net income from interest of $6,441,108 (50%). Administrative expenses plus personnel expenses totaled $18,115,648, representing a 40% increase. Loan loss provisions amounted to $6,511,338, 152% higher than those recorded in the previous fiscal year, mainly as a result of the evolution of the arrears related to the individuals’ portfolio and higher regulatory charges on the regular portfolio as a result of the increase in the volume of receivables.

Total loans to the private sector amounted to $287,889,812, representing a 58% increase during the last twelve months, and total deposits reached $361,302,407, growing 80% when compared to the previous fiscal year. As of December 31, 2018, the Bank’s estimated share in loans to the private sector was 10.52%, and with respect to deposits from the private sector, it was 11.08%, as compared to 9.65% and 10.20%, respectively, as of December 31, 2017.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2018

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

TARJETAS REGIONALES S.A.

Tarjetas Regionales S.A. was incorporated as a corporation (sociedad anónima) on September 23, 1997. It is engaged in financial and investment activities, and its core business is maintaining (holding) investments in issuers of non-banking credit cards and companies that deliver supplementary services to such activity.

In 2017, Regional Cards continued consolidating their leading position in the Argentine credit card market. As per official surveys and private market research, Tarjetas Regionales S.A. has a privileged market position, as it is the main credit card issuer at the national level and the leading brand in the Argentine provinces.

As of December 31, 2018, Tarjetas Regionales S.A. posted a profit of $2,130 million, representing a 22% decrease as compared to the same date of the previous fiscal year. Net operating income amounted to $14,438 million, representing a 13% increase in comparison to 2017, while net income from interest and net fee income rose by 17% and 20%, respectively. The loan loss provision amounted to $3,816 million, 89% higher than the $2,018 million recorded in the previous fiscal year.

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by the Company in Sudamericana Holding S.A. amounts to 87.50%. The Bank holds the remaining 12.50%.

This investment represents another step forward in the Company’s plan to consolidate its leadership as a financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business amounted to $3,899,589 during the period commenced on January 1, 2018 and ended on December 31, 2018. As of December 31, 2018, these companies had approximately 1.5 million policies/certificates in all their insurance lines.

From a commercial standpoint, within a more challenging context for the industry, the company maintains its focus on increasing the companies’ sales.

As a result of this effort, the premium volume for the fourth quarter of 2018 exceeded that for the same period of the previous year by 28.7%.

GALICIA ADMINISTRADORA DE FONDOS S.A.

Galicia Administradora de Fondos S.A.’s shareholders are the Company, holding 95% of such shares and Galicia Valores S.A., holding the remaining 5%.

Galicia Administradora de Fondos S.A. administers the FIMA mutual funds distributed by the Bank, in its capacity as custodial agent of collective investment products corresponding to mutual funds, through its broad channel network, such as branches, electronic banking, phone banking, and to different customer segments (such as institutional, corporate and individual customers).

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2018

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The mutual funds invest in a variety of assets, depending on their investment goals (such as government and private securities, equity or time deposits, among others).

As of December 28, 2018, total equity managed decreased by 11% when compared to the previous fiscal year, reaching a volume of funds managed of $60,404 million, which accounts for a 10.1% market share.

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the productive sector as an additional credit instrument, also providing a full spectrum of services related to inventory management.

Its shareholders are the Company, which holds an 87.5% equity investment in Galicia Warrants S.A., and the Bank, which holds a 12.5% interest.

Galicia Warrants S.A. has its corporate headquarters in Buenos Aires and an office in the city of San Miguel de Tucumán through which it carries out its transactions in the warrants market, as well as other services related to its main activity, for different regional economies and geographic areas of the country.

As of December 31, 2018, deposit certificates and warrants issued amounted to $2,150,438, related to merchandise under custody located in different productive regions throughout the country. As of the above-mentioned date, income from services amounted to $109,946.

In the light of the change in the macro environment that took place in 2018, Galicia Warrants S.A. is carrying out a rebalancing of its business lines. To such end, future prospects of its products are being analyzed.

OUTLOOK

In early 2018, Argentina managed to meet one third of its funding needs for the year, after having returned to international markets in 2017.

In relation to the foreign exchange market, in an environment of higher demand for foreign currencies, flows derived from financial issuances represented the main offer of foreign currencies until the global flow turnaround caused a marked exchange rate volatility. The U.S. Dollar exchange rate, after the 2018 depreciation, would remain relatively steady in real terms towards the end of 2019 with volatility periods associated with the election scenario.

With respect to monetary policy, after a more difficult 2018, as a result of the new scheme to control aggregates, the contractionary trend appears to continue until inflation levels are brought into line with the Argentine Central Bank’s (non-explicit) objectives.

With respect to tax matters, after a year in which the goal set by the Argentine Treasury was attained, we expect that the focus continues to be placed on public expenditure with the view to achieving balance during this year. Export improvements, coupled with a moderate recovery of the real salary, would prop up a rebound in activity in 2019, which would anyhow end negatively due to 2018 statistical drag.

The financial system will continue to gradually benefit private sector brokerage, which will continue with its funding structure and short-term loans and high liquidity levels. Therefore, we do not project a credit growth in terms of gross domestic product for the coming year.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2018

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

In financial standing terms, net results will help maintain capitalization levels, according to regulations adopted by international financial institutions. In generating income, income from securities, mainly that related to the return on liquidity, would have a higher weight within operating income, whereas entities will continue to work on expenses to improve the operating efficiency.

The macroeconomic scenario will impact the evolution of portfolio quality indicators, although a strong systemic position is expected to continue to prevail, even comparatively with the most important countries in the region.

In short, in 2019, the Argentine financial system will continue to show excellent fundamental indicators. The high levels of coverage with allowances and capital surplus are a strength in a context of increases in arrears. The low leveraging level at companies and families, when compared regionally, evidences the Argentine financial institutions’ potential.

Autonomous City of Buenos Aires, March 7, 2019.

GRUPO FINANCIERO GALICIA S.A.

SEPARATE BALANCE SHEET

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Notes	12.31.18	12.31.17	01.01.17.
Assets
Cash and Due from Banks		6,904	3,689	3,044
Cash		19	19	20
Financial Institutions and Correspondents		6,885	3,670	3,024
Other Local and Foreign Financial Institutions		6,885	3,670	3,024
Fair Value Debt Securities with Changes to Income (Schedule A)	4	19,394	1,565,669	138,073
Derivative Instruments	6	-	11,638	-
Other Financial Assets	7	11,326	74,367	27,732
Net Loans and Other Financing (Schedule D)	8	849,061	19,713	2,853
To the Non-financial Private Sector and Residents Abroad		849,061	19,713	2,853
Current Income Tax Assets	9	-	-	655
Equity Investments in Associates and Joint Ventures	10	54,471,742	40,457,574	23,321,559
Property, Plant and Equipment (Schedule F)	12	1,588	1,827	-
Deferred Income Tax Assets	14	4,030	-	-
Other Non-financial Assets	15	838	4,356	29,760
Non-current Assets Held for Sale	16	-	28,965	36,465
Total Assets		55,364,883	42,167,798	23,560,141
Liabilities
Notes	17	-	-	360,692
Current Income Tax Liabilities	18	47,236	9,430	-
Deferred Income Tax Liabilities	14	-	1,175	-
Other Non-financial Liabilities	19	20,028	11,968	36,268
Total Liabilities		67,264	22,573	396,960
Shareholders’ equity
Capital Stock	20	1,426,765	1,426,765	1,300,265
Non-capitalized Contributions		10,951,132	10,951,132	219,596
Capital Adjustments		278,131	278,131	278,131
Profit Reserves		25,444,177	18,314,708	12,536,831
Retained Income		2,827,741	2,526,299	2,526,299
Other Accumulated Comprehensive Income		(57,361)	17,279	284,182
Net Income for the Fiscal Year		14,427,034	8,630,911	6,017,877
Total Shareholders’ Equity		55,297,619	42,145,225	23,163,181

The accompanying Notes and Schedules are an integral part of these separate financial statements.

GRUPO FINANCIERO GALICIA S.A.

SEPARATE INCOME STATEMENT

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Notes	12.31.18	12.31.17
Interest Income		435	52
Interest-related Expenses		-	(48,427)
Net Income from Interest (Schedule Q)		435	(48,375)
Net Income (Loss) from Measurement of Fair Value Financial Instruments with Changes to Income (Schedule Q)		155,712	662,999
Gold and Foreign Currency Quotation Differences	22	42,750	81,862
Other Operating Income	23	9,937	4,955
Loan Loss Provisions		-	4,494
Net Operating Income		208,834	705,935
Personnel Expenses	24	(4,435)	(28,209)
Administrative Expenses	25	(112,901)	(59,417)
Depreciation and Impairment of Assets	26	(239)	(125)
Other Operating Expenses	27	(6,765)	(708)
Operating Income		84,494	617,476
Results from Associates and Joint Ventures		14,394,844	8,029,551
Income before Taxes from Continuing Activities		14,479,338	8,647,027
Income Tax from Continuing Activities	28	(53,121)	(16,116)
Net Income from Continuing Activities		14,426,217	8,630,911
Income from Discontinued Operations		1,806	-
Income Tax from Discontinued Activities		(989)	-
Net Income for the Fiscal Year		14,427,034	8,630,911

	Notes	12.31.18	12.31.17
Earnings per Share
Net Earnings Attributable to the Controlling Company’s Shareholders		14,427,034	8,630,911
Plus: Dilutive Effects of Potential Ordinary Shares		-	-
Net Earnings Attributable to the Controlling Company’s Shareholders Adjusted for Dilution		14,434,952	8,630,911
Weighted-Average of Ordinary Shares Outstanding for the Fiscal Year		-	-
Plus: Weighted-Average of Dilutive Additional Ordinary Shares		-	-
Weighted-Average of Ordinary Shares Outstanding for the Fiscal Year Adjusted for Dilution		1,426,765	1,426,765
Basic Earnings per Share		10.11	6.05
Diluted Earnings per Share		10.11	6.05

The accompanying Notes and Schedules are an integral part of these separate financial statements.

GRUPO FINANCIERO GALICIA S.A.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Notes	12.31.18	12.31.17
Net Income for the Fiscal Year		14,427,034	8,630,911
Items of Other Comprehensive Income that will be Reclassified to Profit or Loss for the Fiscal Year		-	-
Income (Loss) for the Fiscal Year attributable to Share of Profit or Loss in OCI of Subsidiaries		(74,640)	(266,903)
Total Other Comprehensive Income (Loss) that will be Reclassified to Profit or Loss for the Fiscal Year		(74,640)	(266,903)
Total Other Comprehensive Income (Loss)		(74,640)	(266,903)
Total Comprehensive Income		14,352,394	8,364,008

The accompanying Notes and Schedules are an integral part of these separate financial statements.

GRUPO FINANCIERO GALICIA S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Movements	Note	Capital Stock	Non-capitalized Contributions	Adjustments to	Other Comprehensive Income (Loss)	Profit Reserves		Retained Income		Total
		Outstanding	Additional Paid-in Capital	Shareholders’ Equity	Others	Legal Reserve	Others	I.F.R.S. Adjustment	Income	Shareholders’ Equity
Balances as of 12.31.17 According to the Prior Accounting Framework		1,426,765	10,951,132	278,131	-	315,679	17,999,029	-	8,630,911	39,601,647
Adjustment to IFRS-based Accounting Framework		-	-	-	17,279	-	-	2,526,299	-	2,543,578
Balances as of 12.31.17		1,426,765	10,951,132	278,131	17,279	315,679	17,999,029	2,526,299	8,630,911	42,145,225
Distribution of Profits - Reserves		-	-	-	-	25,300	7,104,169	-	(7,129,469)	-
Distribution of Profits - Dividends		-	-	-	-	-	-	-	(1,200,000)	(1,200,000)
Net Income for the Fiscal Year										-
2017 Retained Income		-	-	-	-	-	-	301,442	(301,442)	-
Other Comprehensive Income for fiscal year 2018		-	-	-	(74,640)	-	-	-	-	(74,640)
Net Income for fiscal year 2018		-	-	-	-	-	-	-	14,427,034	14,427,034
Balances as of 12.31.18		1,426,765	10,951,132	278,131	(57,361)	340,979	25,103,198	2,827,741	14,427,034	55,297,619

Balances as of 01.01.17 According to the Prior Accounting Framework		1,300,265	219,596	278,131	-	315,679	12,221,152	-	6,017,877	20,352,700
Adjustments		-	-	-	284,182	-	-	2,526,299	-	2,810,481
Adjusted Balances as of 01.01.17		1,300,265	219,596	278,131	284,182	315,679	12,221,152	2,526,299	6,017,877	23,163,181
Capital Increase		126,500	10,731,536	-	-	-	-	-	-	10,858,036
Distribution of Profits – Reserves		-	-	-	-	-	5,777,877	-	(5,777,877)	-
Distribution of Profits – Dividends		-	-	-	-	-	-	-	(240,000)	(240,000)
Net Income for the Fiscal Year										-
Other Comprehensive Income for fiscal year 2017		-	-	-	(266,903)	-	-	-	-	(266,903)
Net Income for fiscal year 2017		-	-	-	-	-	-	-	8,630,911	8,630,911
Balances as of 12.31.17		1,426,765	10,951,132	278,131	17,279	315,679	17,999,029	2,526,299	8,630,911	42,145,225

GRUPO FINANCIERO GALICIA S.A.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Notes	12.31.18	12.31.17
OPERATING ACTIVITIES CASH FLOWS
Net Income for the Fiscal Year before Income Tax		14,479,338	8,647,027
Adjustment to Obtain the Operating Activities Flows:
Interest Income		(435)	(52)
Interest-related Expenses		-	48,427
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income		(155,712)	(662,999)
Depreciation and Impairment of Assets		239	125
Loan Loss Provisions		-	(4,494)
Other Comprehensive Income (Loss) from Associates and Joint Ventures		74,640	266,903
Results from Associates and Joint Ventures		(14,394,844)	(8,029,551)
Net Increases/(Decreases) from Operating Assets:
Fair Value Debt Securities with Changes to Income		159,359	-
Derivative Instruments		(13,108)	(11,638)
Other Financial Assets		9,461	(8,878)
Investments in Associates and Joint Ventures		(78,064)	14,468
Deferred Income Tax Assets		4,030	-
Other Operating Assets		193,452	489,222
Net Decreases from Operating Liabilities:
Current Income Tax Liabilities		(51,599)	-
Deferred Income Tax Liabilities		-	(1,175)
Other Operating Liabilities		(8,060)	(24,300)
Income Tax Payments		(9,652)	-
TOTAL OPERATING ACTIVITIES (A)		209,045	723,085
INVESTMENT ACTIVITIES CASH FLOW
Payments:
Acquisition of Interests in Associates and Joint Ventures		(924,140)	(907)
Purchase of Property, Plant and Equipment		-	(2,247)
Contribution to Controlled Companies		-	(10,000,000)
Collections:		-
Disposal of Interests in Associates and Joint Ventures		28,965	4,121
Winding-up of Associates		248	-
Collection of Dividends		1,151,864	649,508
TOTAL INVESTMENT ACTIVITIES (B)		256,937	(9,349,525)
FINANCING ACTIVITIES CASH FLOWS
Payments:
Dividends		(1,200,000)	(240,000)
Other Payments Related to Investing Activities		-	(146,347)
Notes		-	(409,120)
Collections:
Capital Increase		-	11,004,383
TOTAL FINANCING ACTIVITIES (C)		(1,200,000)	10,208,916
EFFECT OF CHANGES IN EXCHANGE RATE (D)		(42,750)	(81,862)
INCREASE/(DECREASE) IN CASH, NET (A+B+C+D)		(776,768)	1,500,614
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		1,663,438	162,824
CASH AND CASH EQUIVALENTS AT FISCAL YEAR-END		886,670	1,663,438

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

NOTE 1. ACCOUNTING STANDARDS AND BASIS FOR PREPARATION

Grupo Financiero Galicia S.A. (the “Company”) was constituted on September 14, 1999, as financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A.U. (the “Bank”). The Bank is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers. In addition, the Company has a controlling interest in Tarjetas Regionales S.A., which maintains investments related to the issuance of credit cards and supplementary services; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Administradora de Fondos S.A., a mutual fund manager, and Galicia Warrants S.A., a company engaged in the issuance of warrants.

These separate financial statements were approved and authorized for publication through Minutes of board of directors’ Meeting No. 579 dated March 7, 2019.

1.1.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In the light of the fact that the Group is subject to the provisions of Article 2 – Section I – Chapter I of Title IV: Periodical Reporting Requirements of the National Securities Commission (“C.N.V.”) regulations, it is required to present its financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank. As required by the aforementioned article, we hereby report that:

-	The Company’s corporate purpose is exclusively related to financial and investment activities;

-

the equity investment in the Bank and Tarjetas Regionales S.A., the latter being subject to the consolidated supervision requirements established by the Argentine Central Bank (Communiqué “A” 2989, as supplemented), accounts for 94.59% of the Company’s assets and are the Company’s main assets;

-	92.76% of the Company’s income is derived from its share of profit (loss) in the entities referred to in the preceding paragraph; and

-	the Company has a 100% equity interest in the Bank and an 83% equity interest in Tarjetas Regionales S.A., thus having control over both entities.

The Argentine Central Bank, through Communiqué “A” 5541, as amended, sets forth a convergence plan towards the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), addressed to entities under the Argentine Central Bank’s supervision, effective for fiscal years commenced January 1, 2018, except for item 5.5 (Impairment) of IFRS 9 “Financial Instruments”, which has been temporarily waived until January 1, 2020, at which time entities will be required to apply the provisions on Impairment of Financial Assets, and IAS 29 “Financial Reporting in Hyperinflationary Economies” (see Note 1.2.).

Entities are also required to prepare their opening financial statements since January 1, 2017, which will serve as comparative basis to the financial statements commencing on January 1, 2018, with the interim financial statements as of March 31, 2018 being the first interim financial statements prepared under these standards.

The Company’s separate financial statements for the fiscal year ended December 31, 2018 have been prepared in accordance with IFRS 1 “First-time Adoption of International Financial Reporting Standards.”

Comparative figures and figures as of the transition date (January 1, 2017) have been modified to reflect the adjustments to the aforementioned accounting framework.

Note 3 presents a reconciliation of the figures disclosed in the balance sheet, statement of comprehensive income, statement of other comprehensive income, and statement of cash flows comprising the separate financial statements issued under the applicable accounting framework to the figures disclosed according to the IFRS-based accounting framework, as well as the effects of adjustments to cash flows as of the transition date (January 1, 2017) and as of the adoption date (December 31, 2017).

These separate financial statements should be read together with the annual financial statements as of December 31, 2017 prepared in accordance with the prior accounting framework.

It has been concluded that these separate financial statements fairly present the Group’s financial position, financial performance and cash flows.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

1.2.	BASIS FOR PREPARATION

These separate financial statements have been prepared in accordance with the IFRS-based accounting framework set forth by the Argentine Central Bank described in Note 1.1.

In preparing these separate financial statements, the Group is required to make estimates and assessments to determine the reported amounts of assets and liabilities, and contingent assets and liabilities disclosed as of the date of these separate financial statements, as well as the reported amounts of income and expenses for the fiscal year. Therefore, estimates are made in order to calculate, at a given time, the recoverable value of assets, the loan loss provisions and provisions for other contingencies, the depreciation charges and the income tax charge, among other things. Future actual results may differ from estimates and assessments made as of the date that these separate financial statements were prepared.

(a)	Going Concern

As of the date of these separate financial statements, there are no uncertainties as to developments or circumstances that may call into question the likelihood that the Company will continue operating normally as a going concern.

(b)	Measurement Unit

The Group’s separate financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, the date on which the adjustment for inflation was discontinued, as required by Decree No. 664/03 of the Argentine National Executive Branch, Section 268 of General Resolution No. 7/2005 of the Corporation Control Authority, Communiqué “A” 3921 of the Argentine Central Bank, and General Resolution No. 441/03 of the C.N.V. In addition, Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.) established the discontinuation of the recognition of the changes in the purchasing power of the currency effective October 1, 2003.

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in terms of the current measurement unit as of the reporting year-end, irrespective of whether they are based on the historical cost or the current cost method. Accordingly, in general terms, inflation occurring since the acquisition date or since the revaluation date, as the case may be, should be accounted for in non-monetary items. These requirements are also applicable to the comparative information reported in the financial statements. According to IAS 29, monetary assets and liabilities are not required to be restated, for they are stated in the current unit of measurement as of the end of the reporting year. Assets and liabilities subject to adjustments based on specific agreements will be adjusted on the basis of such agreements. Non-monetary items measured at their current values at the end of the reporting year, such as net realizable value or otherwise, will not be restated. Other non-monetary assets and liabilities will be restated by applying a general price index. The income (loss) from the net monetary position will be charged to net income for the reporting year under a separate item.

Based on the foregoing, the Group’s shareholders’ equity and results of operations will substantially differ from currently reported balances if such balances were restated into constant currency as of the date of measurement.

In order to conclude whether a given economy qualifies as hyperinflationary pursuant to the terms of IAS 29, the standard sets forth certain factors that should be considered, including a three-year cumulative inflation rate reaching or exceeding 100%.

The downward inflation trend that was observed in the previous year has been reversed, as a result of a substantial increase in inflation occurring during 2018. Therefore, the last three years’ cumulative inflation rate is expected to surpass 100%. In addition, all other indicators are consistent with the conclusion that Argentina should be regarded as a hyperinflationary economy for accounting purposes, pursuant to IAS 29.

In this regard, the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), through Resolution J.G.539/18, and the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.), through Resolution C.D. 107/2018, have stated that, effective since fiscal years ending on July 1, 2018 and thereafter, entities reporting under IFRS will be required to apply the inflation adjustment since the conditions for such application have been satisfied. In addition, on December 26, 2018, the C.N.V. issued General Resolution No. 777/2018 authorizing issuing entities to present accounting information in constant currency for annual financial statements for interim and special periods ending on December 31, 2018 and thereafter, except for financial institutions and insurance companies.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

However, it should be considered that, as of the date of these financial statements, Argentine Central Bank’s Communiqué “A” 3921, which does not allow filing information restated into constant currency with such entity, is still in force. Accordingly, IAS 29 has not been applied in these financial statements.

It is noteworthy that the Argentine Senate finally enacted Bill CD-33/18 on November 15, 2018, which establishes legislative changes related to the abrogation of Decree 664/2003 (the decree that prohibited the presentation of financial statements adjusted for inflation). The provisions of this law will come into force as of the publication date in the Official Gazette and will be applicable to financial statements filed by entities since such date, as may be determined by the Argentine National Executive Branch through its controlling authorities, and the Argentine Central Bank.

Therefore, in reading and analyzing these financial statements, users should consider the last three years’ cumulative inflation rates and certain macroeconomic variables affecting the Group’s business, including labor costs and prices for supplies.

The application of IAS 29 “ “Financial Reporting in Hyperinflationary Economies” has overall effects on the financial statements. Accordingly, the reported amounts would be significantly affected. The Group’s shareholders’ equity and results of operations as of December 31, 2018, would amount to about $63,483 million and $(455) million, respectively.

(c)	Changes in Accounting Criteria/New Accounting Standards

As provided for in the Argentine Central Bank’s Organic Charter and the Financial Institutions Law, as new IFRS are approved or amended, or as the IFRS currently in force are repealed, and once these changes are adopted by way of Adoption Circulars handed down by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), the Argentine Central Bank will decide whether to approve such changes for financial institutions. In general terms, the early adoption of any given IFRS will not be admitted, unless specifically admitted at the time of adoption.

Below is a detail of the new standards, changes and interpretations which have been published but have not yet come into force for the fiscal year commencing on January 1, 2018, and which have not been adopted earlier.

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases” which sets out a new accounting model for leases. Under IFRS 16, a contract is or contains a lease if the contract confers on the lessee a right to control the use of an identified asset for a period of time, for consideration. IFRS 16 requires that the lessee recognize the liability arising from the lease reflecting the future lease payments and a right of use of the assets for substantially all leases, other than certain short-term leases and leases of low-value assets. Lessor accounting is maintained as provided for in IAS 17. However, the new accounting model for lessee is expected to have an impact on negotiations between lessors and lessees. Entities are required to apply IFRS 16 for fiscal years commencing on or after January 1, 2019.

The Argentine Central Bank issued Communiqué “A” 6560 adopting the new IFRS and the amendments to current IFRS and setting forth the changes introduced to the chart of accounts and the reporting requirements as a consequence of such IFRS coming into force.

The Group believes that the application of this standard will not have a material impact.

IFRS 17 “Insurance Contracts”: On May 18, 2017, the IASB issued IFRS 17 “Insurance Contracts,” establishing a comprehensive accounting framework based on measurement and disclosure principles for insurance contracts. The new standard supersedes IFRS 4 “Insurance Contracts,” and requires that insurance contracts be measured using current fulfillment cash flows and that revenues be recognized as the insurance service is delivered during the term of the coverage. Entities are required to apply IFRS 17 for fiscal years commencing on or after November 1, 2021. The Group believes that the application of this standard will not have a material impact.

IFRIC 23 “Uncertainty over Income Tax Treatment”: This interpretation clarifies how the recognition and measurement requirements of IAS 12 “Income Tax” should be applied when there is uncertainty over the income tax treatment. IFRIC 23 was published in June 2017 and entities will be required to apply it for fiscal years commencing on or after January 1, 2019.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

There are no other IFRS or IFRIC interpretations which have not yet come into force and which are expected to have a material impact on the Company.

Prepayment Features with Negative Compensation – Amendment to IFRS 9: This amendment to IFRS 9 enables entities to measure, at amortized cost, some prepayable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit or loss to qualify for amortized cost measurement. The negative compensation must be “reasonable compensation for early termination of the contract” and the asset must be held within a ‘held to collect’ business model. Entities are required to apply this amendment to IFRS 9 for fiscal years commencing on or after January 1, 2019. The Group believes that the application of this standard will not have a material impact.

Investments in Associates and Joint Ventures – Amendments to IAS 28: The amendments clarify the accounting for investments in associates and joint ventures for which the equity method is not applied. Entities shall account for such investments according to IFRS 9 “Financial Instruments” rather than applying the requirements for impairment set out in IAS 28 “Investments in Associates and Joint Ventures”. Entities are required to apply these amendments to IAS 28 for fiscal years commencing on or after January 1, 2019. The Group believes that the application of this standard will not have a material impact.

1.3.	SUBSIDIARIES AND ASSOCIATES

Subsidiaries are all such entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights in, variable returns by reason of its involvement with the investee, and has the ability to use its power to direct the entity’s operating and financial policies to affect such returns. Subsidiaries are consolidated as from the time on which control is transferred to the Company, and are excluded from consolidation on the date such control ceases.

Associates are entities over which the Company has significant influence, that is, the power to interfere with the decisions made as to the investee’s financial and operating policies, without exerting control.

Pursuant to IAS 27 and IAS 28, entities are required to recognize investments in subsidiaries and associates in their separate financial statements according to the “equity method.”

When using the equity method, investments are initially recognized at cost and such amount is increased or reduced to recognize the investor’s share of profit or loss of the investee, subsequent to the acquisition or incorporation date. In addition, identifiable net assets and contingent liabilities acquired in the initial investment in a subsidiary and/or associate are originally recognized at fair value as of the investment date. Where applicable, the value of equity interests in subsidiaries and associates includes the goodwill recognized as of such date. When the Company’s share of loss is equal to or higher than the value of the interest in such entities, the Company does not recognize additional losses, except when it has legal or assumed obligations of providing funds or making payments against them.

The share of profit (loss) of subsidiaries and associates is recognized in “Results from Associates and Joint Ventures” in the separate income statement. The share of profit (loss) of subsidiaries and associates is recognized in “Equity Interests in Associates and Joint Ventures Accounted for under the Equity Method,” in the separate statement of other comprehensive income.

As of each reporting date, the Company determines whether objective evidence exists indicating that an investment in a subsidiary or associate is not recoverable. In that case, it quantifies the impairment as the difference between the recoverable value of such investment and its carrying amount, and recognizes the resulting amount in “Results from Associates and Joint Ventures” in the separate income statement.

In addition, other investors’ protective rights, such as those related to substantive changes to the investee’s activities or which are only applicable under exceptional circumstances, do not prevent the Group from having power over an investee. Subsidiaries are consolidated since the date control is transferred to the Group, and are removed from consolidation since the date on which control ceases.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

1.4.	FOREIGN CURRENCY TRANSLATION

(a)	Functional Currency and Reporting Currency

The figures disclosed in the Company’s separate financial statements are stated in their functional currency, that is, the currency of the main economic environment in which it operates. The separate financial statements are stated in Argentine Pesos, which is the Company’s functional and reporting currency.

(b)	Transactions and Balances

Transactions in foreign currency are translated to functional currency at the exchange rates prevailing on the transaction or valuation dates when items are measured at closing. Gains and losses in foreign currency on the settlement of these transactions and on the translation of monetary assets and liabilities to foreign currency at the exchange rates prevailing at closing are recognized in the income statement under “Gold and Foreign Currency Quotation Differences,” except when deferred in equity as in the case of qualifying cash flow hedges, where applicable.

Assets and liabilities in foreign currency are measured at the reference exchange rate of the U.S. Dollar set by the Argentine Central Bank prevailing at the close of operations on the last working day of each month.

As of December 31, 2018, December 31, 2017 and January 1, 2017, balances in U.S. Dollars were converted applying the reference exchange rate ($37.8083, $18.7742, and $15.8502, respectively) set by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the U.S. Dollar were converted into the latter currency using swap rates reported by the Argentine Central Bank.

1.5.	CASH AND DUE FROM BANKS

The item “Cash and Due from Banks” includes cash available and unrestricted deposits held in banks, which are short-term liquid instruments and have a maturity of less than three months from the origination date.

The assets disclosed under cash and cash equivalents are accounted for at amortized cost which approximates its fair value.

1.6.	FINANCIAL INSTRUMENTS

1.6.1.	Initial Recognition

The Company recognizes a financial asset or liability in its separate financial statements, as the case may be, when it becomes a party to the financial instrument contract. Purchases and sales are recognized on the trading date on which the Company buys or sells these instruments.

Upon initial recognition, the Company measures financial assets and liabilities at fair value, plus or minus, in the case of instruments that are not recognized at fair value with changes in profit or loss, the transaction costs directly attributable to the acquisition, such as fees and commissions.

Where the fair value differs from the acquisition cost at the time of initial recognition, the Company recognizes the difference as follows:

When the fair value is consistent with the financial asset or liability market value, or is based on a valuation method relying on market values only, the difference is recognized as profit or loss, as the case may be.

a. Financial Assets

Debt Instruments

The Company classifies as debt instruments such instruments that are considered financial liabilities for the issuer, including loans, government and private securities, and bonds.

Classification

As set out in IFRS 9, the Company classifies financial assets as subsequently measured at amortized cost, at fair value with changes in other comprehensive income or at fair value with changes in profit or loss, on the basis of:

-	the business model to manage financial assets; and

-	the characteristics of contractual cash flows of the financial asset.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Business Model

The business model is the manner in which the Group manages a set of financial assets to achieve a specific business goal. It represents the manner in which the Group maintains instruments for cash generation.

The Group may follow several business models; whose objective is:

-	Holding instruments until maturity;

-	Holding instruments in portfolio to collect cash flows and, in turn, sell them if deemed convenient; or

-	Holding instruments for trading.

The business model does not depend on the intended purpose of an individual instrument. Accordingly, this condition is not an approach for classification of instruments on an individual basis. Instead, such classification is determined at a higher level of aggregation.

The Company only reclassifies an instrument if and when the business model for managing financial assets has changed. The Company’s business model has not experienced changes during this year.

Characteristics of Cash Flows

The Company assesses whether the cash flows from the aggregated instruments do not substantially differ from the cash flows it would receive as interest only; otherwise, such instruments should be measured at fair value with changes in profit or loss.

Based on the aforementioned, Financial Assets are classified into three categories:

(i)	Financial assets measured at amortized cost:

Financial assets are measured at amortized cost when:

(a)	the financial asset is held within a business model whose objective is to maintain financial assets to collect contractual cash flows; and

(b)	the contractual conditions of the financial asset give rise, on certain specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount.

These financial instruments are initially recognized at fair value plus the incremental and directly attributable transaction costs, and are subsequently measured at amortized cost.

The amortized cost of a financial asset is equal to its acquisition cost, net of accumulated amortization plus accrued interest (calculated applying the effective rate method), net of impairment losses, if any.

(ii)	Financial assets at fair value with changes in other comprehensive income:

Financial assets are measured at fair value with changes in other comprehensive income when:

(a)	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

(b)	the contractual conditions of the financial asset give rise, on certain specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount.

These instruments are initially recognized at fair value plus the incremental and directly attributable transaction costs, and are subsequently measured at fair value with changes in other comprehensive income. The gains and losses arising from the changes in fair value are included in other comprehensive income under a separate component of equity. Losses or impairment reversals, interest income, and exchange gains and losses are charged to income. Upon the sale or disposal of the instrument, the accumulated gains or losses previously recognized in other comprehensive income are reclassified from equity to the income statement.

(ii)	Financial assets at fair value with changes in profit or loss:

Financial assets at fair value with changes in profit or loss include:

-	Instruments held for trading;

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

-	Instruments specifically designated at fair value with changes in profit or loss; and

-	Instruments whose contractual terms do not represent cash flows but rather principal or interest payments only on outstanding principal amount.

These financial instruments are initially recognized at fair value and the gains or losses derived from them are charged to the income statement as realized.

The Company classifies a financial instrument as held for trading if such instrument is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or if it is part of a portfolio of financial instruments which are managed jointly and for which there is evidence of short-term profits, or if it is a derivative which does not qualify as a hedging instrument. Derivatives and trading securities are classified as held for trading and are measured at fair value.

b.           Financial Liabilities

Classification

The	Company classifies its financial liabilities at amortized cost using the effective rate method, except for:

-	Financial liabilities measured at fair value with changes in profit or loss, including derivative instruments.

-	Liabilities resulting from the transfer of financial assets that do not meet the derecognition requirements.

-	Financial guarantee contracts.

-	Loan commitments at lower than market rates.

Financial liabilities measured at fair value with changes in profit or loss: The Company may, upon initial recognition, avail itself of the irrevocable option to designate a liability at fair value with changes in profit or loss, if and only if exercising such option results in a better measurement of financial information because:

-	the Company eliminates or substantially reduces measurement or recognition inconsistencies which would otherwise be revealed in valuation;

-	if financial assets and liabilities are managed and performance is assessed on a fair value basis, according to a documented investment or risk management strategy; or

-	if a host contract contains one or more embedded derivatives and the Company has opted to designate the entire contract at fair value with changes in profit or loss.

Financial guarantee contracts: Financial guarantee contracts require that the issuer make specified payments to reimburse the holder for the loss it may incur if a specific debtor fails to make payment when due under the original or modified terms of a debt instrument.

Financial guarantee contracts and loan commitments at lower than market rates are initially measured at fair value and then remeasured at the higher value resulting from a comparison between the commission pending accrual at year-end and the applicable allowance for impairment.

1.6.2.        Derecognition of Financial Instruments

a. Financial Assets

A financial asset or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets, is derecognized when: (i) the rights to receive cash flows from the asset have been extinguished; or (ii) the Company has transferred its rights to receive cash flows from the asset or has assumed the obligation to pay right away all cash flows received to a third party under a pass-through agreement; and substantially all risks and rewards inherent to the asset have been transferred or, if substantially all risks and rewards inherent to the asset have not been transferred or retained, when control over such asset has been transferred.

When the contractual rights to receive the cash flows generated by the asset have been transferred or a pass-through agreement has been entered into, the entity will assess whether or not, and to which extent, it has retained the risks and rewards inherent to ownership of an asset. If an entity has neither transferred nor retained substantially all risks and rewards inherent to ownership of an asset, nor has it transferred control over such asset, then it will continue recognizing such asset in its financial statements to the extent of its continuing involvement with the same.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

In this case, the entity will also recognize the related liability. The transferred asset and the related liability are measured in such a manner as to reflect the rights and obligations the Company has retained.

When continuing involvement takes the form of collateral over the transferred asset, it is measured at the lower of (i) the original carrying amount, and (ii) the maximum amount of the consideration received the entity could be required to repay.

b. Financial Liabilities

A financial liability is derecognized when the payment obligation ends, is canceled or expires. When an existing financial liability is exchanged for another with the same borrower under substantially different terms, or the prevailing terms are substantially modified, such exchange or modification will be treated as a derecognition of the original liability, and a new liability will be recognized. The difference between the carrying amount of the initial financial liability and the consideration paid is recognized in the consolidated income statement.

1.7.        PROPERTY, PLANT AND EQUIPMENT

Assets are measured at acquisition or construction cost, net of accumulated depreciation and/or impairment losses, if any. The cost includes expenses directly attributable to the acquisition or construction of these items.

Subsequent costs are included in the value of the asset and are recognized as a separate asset, as the case may be, if and only if future economic benefits are expected to flow to the Company and its cost can be measured reliably. When improvements are introduced to the asset, the carrying amount of the asset being replaced is derecognized, and the new asset is depreciated over its remaining useful life.

Repair and maintenance expenses are recognized in the consolidated income statement for the year in which they were incurred.

Depreciation is calculated on a straight-line basis, using annual rates sufficient to extinguish the value of the assets at the end of their estimated useful life. If an asset is comprised by significant components with varying useful lives, such components will be recognized and depreciated as separate items.

Property, plant and equipment residual values, useful lives and depreciation methods are reviewed and adjusted, as needed, as of each year-end or when indicators of impairment exist.

The carrying amount of property, plant and equipment is immediately reduced to its recoverable value when the carrying amount exceeds the estimated recoverable value.

Gains and losses from the disposal of items of property, plant and equipment are calculated by comparing the proceeds from the disposal to the carrying amount of the respective asset and are recognized in the consolidated statement of comprehensive income.

1.8.        ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Discontinued Operations

A discontinued operation is a Company’s component that either has been disposed of, or classified as held for sale, and meets any of the following conditions:

-	represents either a separate major line of business or a geographical area of operations;

-	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

-	is an independent entity exclusively acquired for resale.

Any gain or loss on the remeasurement of an asset (or disposal group) classified as held for sale which does not meet the requirements to be classified as a discontinued operation will be recognized in income from continuing operations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

1.9.        IMPAIRMENT OF NON-FINANCIAL ASSETS

Assets with indefinite useful life are not amortized, but are rather tested for impairment on an annual basis. Unlike the preceding assumption, amortizable assets are tested for impairment when events or circumstances occur indicating that their carrying amounts may not be recoverable or, at least, on an annual basis.

Impairment losses are recognized when the carrying amount of an asset exceeds its recoverable value. The recoverable value of an asset is the higher of the net proceeds that would be derived from its disposal or its value in use. For purposes of the impairment test, assets are grouped at the lowest level for which identifiable cash flows are generated (cash-generating units or CGU). The carrying amount of non-financial assets, other than goodwill, which have experienced impairment is reviewed at each reporting date to check for potential impairment reversal.

1.10.        OFFSETTING

Financial assets and liabilities are offset by reporting the net amount in the consolidated balance sheet only to the extent the entity currently has a legally enforceable right of set-off, and intends to settle on a net basis, or realize the asset and settle the liability simultaneously.

1.11.        PROVISIONS / CONTINGENCIES

According to the IFRS-based accounting framework adopted by the Argentine Central Bank, a provision will be recognized when:

a.	an entity has a present obligation (legal or constructive) as a result of a past event;

b.	it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and

c.	a reliable estimate can be made of the amount of the obligation.

An entity will be deemed to have a constructive obligation where (a) the entity has assumed certain responsibilities as a consequence of past practices or public policies, and (b) as a result, the entity has created an expectation that it will discharge those responsibilities.

The Group recognizes the following provisions:

For labor, civil and commercial lawsuits: These provisions are calculated on the basis of attorneys’ reports about the status of the proceedings and the estimate about the potential losses the Group may sustain, as well as on the basis of past experience in proceedings of these kinds.

For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for the Group. In estimating the provision amounts, the Group evaluates the likelihood of occurrence taking into consideration the opinion of its legal and professional advisors.

The provision amount recognized by the Group must be the best estimate at the reporting year-end of the disbursement required to settle the current obligation.

Where the financial effect of the discount is material, the provision amount must be the present value of the disbursements expected to be required to settle the obligation, applying a pre-tax interest rate that reflects prevailing market conditions on the value of money and the risks specific to such obligation. The increase in the provision due to the passage of time is recognized under Financial Income (Loss), Net in the income statement.

The Group will not account for positive contingencies, other than those arising from deferred taxes and those whose occurrence is virtually certain.

As of the date of these separate financial statements, the Group’s management believes there are no elements leading to determine the existence of contingencies that might be materialized and have a negative impact on these separate financial statements other than those set forth in Note 47 to the consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

1.11.        OTHER NON-FINANCIAL LIABILITIES

Non-financial accounts payable are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

1.12.        CAPITAL STOCK AND CAPITAL ADJUSTMENTS

Shareholders’ equity accounts are stated in a currency which does not reflect the changes in the price index since February 2003, except for the item “Capital Stock”, which is carried at face value. The restatement adjustment is included in “Adjustments to Shareholders’ Equity.”

Ordinary shares are recognized in shareholders’ equity and carried at face value. When any company comprising the Group buys shares of the Company’s capital stock (treasury stock), the payment made, including any cost directly attributable to the transaction (net of taxes), is deducted from shareholders’ equity until the shares are either canceled or disposed of.

1.13.        PROFIT RESERVES

Pursuant to Section 70 of the General Corporations Law, the Company should transfer 5% of the net income for the fiscal year to the Legal Reserve until 20% of the capital stock is reached, plus the balance of the Capital Adjustment account.

1.14.        DISTRIBUTION OF DIVIDENDS

The distribution of dividends to the Company’s shareholders is recognized as a liability in the separate financial statements for the fiscal year in which dividends are approved by the shareholders.

1.15.        REVENUE RECOGNITION

Financial income and expense is recognized in respect of all debt instruments in accordance with the effective rate method, pursuant to which all gains and losses which are an integral part of the transaction effective rate are deferred.

Income included in the effective rate includes revenues or expenses related to the creation or acquisition of the financial asset or liability.

1.16.        INCOME TAX AND MINIMUM PRESUMED INCOME TAX

1.16.1.      Income Tax

The income tax expense for the year includes current and deferred tax. Income tax is recognized in the income statement for the year, except for items required to be recognized directly in other comprehensive income. In this case, the income tax liability related to such items is also recognized in such statement.

The current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted as of the balance sheet date in the countries where the Company operates and generates taxable income. The Company periodically assesses the position assumed in tax returns in connection with circumstances in which the tax laws are subject to interpretation. On the other hand, when required, the Group sets up provisions in respect of the amounts expected to be required to pay to the tax authorities.

Deferred income tax is determined, in its entirety, by applying the liability method on the temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax arising from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction does not affect income or loss for accounting or tax purposes, is not recorded. The deferred tax is determined using tax rates (and laws) enacted as of the balance sheet date and that are expected to be applicable when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences might be offset.

The Company recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

(i) the Company controls the timing on which temporary differences will be reversed;

(ii) such temporary differences are not likely to be reversed in the foreseeable future.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The balances of deferred tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority, where tax balances are intended to be, and may be, settled on a net basis.

1.16.2.        Minimum Presumed Income Tax

The Company determines the minimum presumed income tax at the effective rate of 1% of the computable assets at each fiscal year-end. This tax is supplementary to income tax. The Company’s tax liability is equal to the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The minimum presumed income tax credit disclosed under “Other Non-current Receivables” is the portion expected to be offset against the income tax in excess of minimum presumed income tax to be generated in the following ten fiscal years.

1.17.        EARNINGS PER SHARE

Basic earnings per share are calculated as income (loss) attributable to the Company’s ordinary shareholders, excluding the after-tax effect of benefits attached to preferred shares, if any, divided by average ordinary shares outstanding.

Diluted earnings per share are calculated by adjusting income (loss) attributable to shareholders and average ordinary shares outstanding for the effects of the potential conversion into equity instruments of all convertible notes held by the Company at year-end.

1.18.        STATEMENT OF CASH FLOWS

Cash and cash equivalents break down as follows:

Cash and Cash Equivalents	12.31.18	12.31.17	01.01.17
Cash and Due from Banks	6,904	3,689	3,044
Argentine Central Bank’s Bills Maturing within up to 90 Days	19,394	1,565,669	138,073
Mutual Funds	11,311	74,367	18,854
Overnight Placements in Banks Abroad and Other Loans	849,061	19,713	2,853
Total Cash and Cash Equivalents	886,670	1,663,438	162,824

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The preparation of separate financial statements in accordance with the IFRS-based accounting framework established by the Argentine Central Bank requires the use of certain significant accounting estimates.

The Company has identified the following areas, which involve a higher degree of judgment or complexity, or the areas in which the assumptions and estimates are material to the financial statements, as essential to understand the underlying accounting/financial reporting risks.

a.        IMPAIRMENT OF NON-FINANCIAL ASSETS

Intangible assets with definite useful life and property, plant and equipment are amortized or depreciated on a straight-line basis during their estimated useful life. The Company monitors the conditions associated with these assets to determine whether the events and circumstances warrant a review of the remaining amortization or depreciation term and whether there are factors or circumstances indicating impairment in the value of the asset which might not be recoverable.

The Company has used its judgment in identifying the indicators of impairment of property, plant and equipment and intangible assets. The Company has concluded that there were no indicators of impairment for any of the years reported in its separate financial statements.

b.        INCOME TAX AND DEFERRED TAX

The assessment of current and deferred tax assets and liabilities requires a significant level of judgment. Current income tax is accounted for according to the amounts expected to be paid, while deferred income tax is accounted for on the basis of the temporary differences between the carrying amount of assets and liabilities and their tax base, at the rates expected to be in force at the time of reversal of such differences.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

A deferred tax asset is recognized when future taxable income is expected to exist to offset such temporary differences, based on management’s assumptions about the amounts and timing of such future taxable income. Then, management needs to determine whether deferred tax assets are likely to be used and offset against future taxable income. Actual results may differ from these estimates, for instance, changes in the applicable tax laws or the outcome of the final review of the tax returns by the tax authorities and tax courts.

Future taxable income and the number of tax benefits likely to be available in the future are based on a medium-term business plan prepared by management, on the basis of expectations which are deemed reasonable.

NOTE 3. TRANSITION TO IFRS

3.1.        REQUIREMENTS FOR THE TRANSITION TO IFRS

The following is a reconciliation between the shareholders’ equity, income statement and other comprehensive income amounts related to the separate financial statements issued according to the accounting framework prior to the transition date (January 1, 2017) and the adoption date (December 31, 2017), and the amounts presented according to the IFRS-based accounting framework in these separate financial statements, as well as the effects of adjustments to cash flows.

Separate Balance Sheet	Prior Accounting Framework 01.01.17	Reclassifications	IFRS Adjustments	Ref.	IFRS-based Accounting Framework 01.01.17

ASSETS

Cash and Due from Banks	320	2,724	-		3,044
Debt Securities	138,547	(138,547)	-		-
Net Loans and Other Financing	-	2,853	-		2,853
Other Receivables Resulting from Financial Brokerage	24,432	(24,432)	-		-
Equity Investments in Associates and Joint Ventures	20,544,691	(36,480)	2,813,348	(a)	23,321,559
Miscellaneous Receivables	39,292	(39,292)	-		-
Intangible Assets	5,642	-	(5,642)		-
Fair Value Debt Securities with Changes to Income	-	138,547	(474)		138,073
Other Financial Assets	-	27,732	-		27,732
Current Income Tax Assets	-	655	-		655
Other Non-financial Assets	-	29,760	-		29,760
Non-current Assets Held for Sale	-	36,480	(15)		36,465
TOTAL ASSETS	20,752,924	-	2,807,217		23,560,141
LIABILITIES
Other Liabilities Resulting from Financial Brokerage	363,957	(363,957)	-		-
Miscellaneous Liabilities	36,267	(36,267)	-		-
Notes	-	363,956	(3,264)		360,692
Other Non-financial Liabilities	-	36,268	-		36,268
TOTAL LIABILITIES	400,224	-	(3,264)		396,960
SHAREHOLDERS’ EQUITY
Capital, Contributions and Reserves	14,334,823	-	-		14,334,823
Other Accumulated Comprehensive Income	-	-	284,182		284,182
Retained Income	6,017,877	-	2,526,299		8,544,176
TOTAL SHAREHOLDERS’ EQUITY	20,352,700	-	2,810,481		23,163,181
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,752,924	-	2,807,217		23,560,141

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Separate Balance Sheet	Prior Accounting Framework 12.31.17	Reclassifications	IFRS Adjustments	Ref.	IFRS-based Accounting Framework 12.31.17

ASSETS

Cash and Due from Banks	364	3,325	-		3,689
Debt Securities	1,565,669	(1,565,669)	-		-
Net Loans and Other Financing	-	19,713	-		19,713
Other Receivables Resulting from Financial Brokerage	109,043	(109,043)	-		-
Equity Investments in Associates and Joint Ventures	37,641,520	(28,965)	2,845,019	(a)	40,457,574
Miscellaneous Receivables	4,198	(4,198)	-		-
Property, Plant and Equipment	1,827	-	-		1,827
Fair Value Debt Securities with Changes to Income	-	1,565,669	-		1,565,669
Derivative Instruments	-	11,638	-		11,638
Other Financial Assets	-	74,367	-		74,367
Other Non-financial Assets	-	4,356	-		4,356
Non-current Assets Held for Sale		28,964	1		28,965
TOTAL ASSETS	39,322,621	157	2,845,020		42,167,798
LIABILITIES
Miscellaneous Liabilities	22,416	(22,416)	-		-
Current Income Tax Liabilities	-	9,430	-		9,430
Deferred Income Tax Liabilities	-	1,175	-		1,175
Other Non-financial Liabilities	-	11,968	-		11,968
TOTAL LIABILITIES	22,416	157	-		22,573
SHAREHOLDERS’ EQUITY
Capital, Contributions and Reserves	30,970,736	-	-		30,970,736
Other Accumulated Comprehensive Income	-	-	17,279		17,279
Retained Income	8,329,469	-	2,827,741		11,157,210
TOTAL SHAREHOLDERS’ EQUITY	39,300,205	-	2,845,020		42,145,225
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	39,322,621	157	2,845,020		42,167,798

Separate Income Statement	Prior Accounting Framework 12.31.17	Reclassifications	IFRS Adjustments	Ref.	IFRS-based Accounting Framework 12.31.17

Financial Income	755,093	(755,093)	-		-
Financial Expenses	(56,348)	56,348	-		-
Loan Loss Provisions	-	4,494	-		4,494
Administrative Expenses	(93,255)	28,195	5,643		(59,417)
Miscellaneous Income	7,795,578	(7,795,578)	-		-
Miscellaneous Losses	(55,483)	55,483	-		-
Interest Income	-	(422)	474		52
Interest-related Expenses	-	(45,162)	(3,265)		(48,427)
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	-	662,999	-		662,999
Gold and Foreign Currency Quotation Differences	-	81,862	-		81,862
Other Operating Income (Expense)	-	4,955	-		4,955
Personnel Expenses	-	(28,209)	-		(28,209)
Depreciation and Impairment of Assets	-	(125)	-		(125)
Other Operating Expenses	-	(708)	-		(708)
Income (Loss) for Subsidiaries	-	7,730,961	298,590		8,029,551
Income Tax	(16,116)	-	-		(16,116)
Net Income for the Fiscal Year	8,329,469	-	301,442		8,630,911
Other Comprehensive Income (Loss)	-	-	(266,903)		(266,903)
Total Comprehensive Income	8,329,469	-	34,539		8,364,008

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Adjustments to Arrive to Cash and Cash Equivalents as of 12.31.17:

Cash and Cash Equivalents	Prior Accounting Framework 12.31.17	Adjustments	IFRS-based Accounting Framework 12.31.17

Cash and Due from Banks	23,402	-	23,402
Argentine Central Bank’s Bills and Notes	1,565,669	-	1,565,669
Mutual Funds	74,367	-	74,367
Total	1,663,438	-	1,663,438

Classification of Cash Flows	Prior Accounting Framework 12.31.17	Adjustments	IFRS-based Accounting Framework 12.31.17
Operating Activities	(143,748)	866,832	723,084
Investing Activities	(9,349,525)	-	(9,349,525)
Financing Activities	10,993,413	(784,497)	10,208,916
Effect of Changes in the Exchange Rate	-	(81,862)	(81,862)
Total	1,500,140	474	1,500,613

Operating Activities	Prior Accounting Framework
Cash Flow According to Prior Accounting Framework	(143,748)
Changes in Net Operating Assets and Liabilities	866,833
Total	723,085

Investing Activities	Prior Accounting Framework
Cash Flow According to Prior Accounting Framework	(9,349,525)
Capital Contribution Considered in Investing Activities	-
Total	(9,349,525)

Financing Activities	Prior Accounting Framework
Cash Flow According to Prior Accounting Framework	10,993,412
Payment of Interest, Net, According to the Prior Accounting Framework	(638,150)
Capital Increase Issuance Expenses	(146,347)
Total	10,208,916

3.2.        OPTIONAL EXEMPTIONS TO IFRS

IFRS 1 allows entities that adopt IFRS for the first time to consider certain one-time exceptions. Such exceptions have been established by the IASB to make the first application of certain IFRS simpler, eliminating the mandatory nature of their retroactive application.

Below are the optional exceptions applicable to the Company under IFRS 1:

-	Business Combinations: The Company has opted for not applying IFRS 3 “Business Combinations” retroactively for business combinations prior to the date of transition to IFRS.

The Company has not made use of other exemptions available in IFRS 1.

3.3.        MANDATORY EXCEPTIONS TO IFRS

Below are the mandatory exceptions applicable to the Company under IFRS 1:

1.

Estimates: The estimates made according to the IFRS-based accounting framework as of January 1, 2017 (date of transition to IFRS) are consistent with the estimates made as of the same date according to the Argentine Central Bank’s accounting standards, considering what is described in Note 1 (non-application of the impairment chapter of IFRS 9 and IAS 29).

2.

Accounting derecognition of financial assets and liabilities: The Group applied the criteria of accounting derecognition of financial assets and liabilities under IFRS 9 prospectively for transactions occurring after January 1, 2017.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

3.

Classification and measurement of financial assets: The Group has considered the existing events and circumstances as of January 1, 2017 in its evaluation of whether the financial assets meet the characteristics to be classified as assets measured at amortized cost or at fair value with changes in profit or loss or at fair value with changes in other comprehensive income.

4.	Other mandatory exceptions established by IFRS 1 that have not been applied because of their immateriality to the Company are:
-	Hedge accounting
-	Non-controlling interests
-	Embedded derivatives
-	Government loans

The other exceptions established by IFRS 1 have not been applied because of their immateriality to the Group.

3.4.        RECONCILIATIONS REQUIRED

The following are the most significant adjustments made by applying the IFRS-based accounting framework, which were made to amounts recognized under the prior accounting framework, and are detailed in point 3.1.

(a)

Investments in Subsidiaries, Associates and Joint Ventures: Upon applying the equity method, subsidiaries’ financial statements have been used. If applicable, the Shareholders’ Equity arising from the financial statements has been adjusted by the effect the application of the IFRS-based accounting framework has had thereon.

NOTE 4. FINANCIAL INSTRUMENTS

Schedule P “Categories of Financial Assets and Liabilities” discloses the measurement categories to which the separate balance sheet items and the fair value hierarchies relate.

As of the dates indicated below, the Company maintains the following portfolios of financial instruments:

Instruments Portfolio as of 12.31.2018	Fair Value with Changes in Profit or Loss	Amortized Cost	Fair Value with Changes in OCI
Assets
Argentine Central Bank’s Bills and Notes	-	-	-
Government Securities	19,394	-	-
Private Securities	-	-	-
Other Financial Assets	11,311	15	-

Instruments Portfolio as of 12.31.2017	Fair Value with Changes in Profit or Loss	Amortized Cost	Fair Value with Changes in OCI
Assets
Argentine Central Bank’s Bills and Notes	1,565,669	-	-
Government Securities	-	-	-
Private Securities	-	-	-
Other Financial Assets	74,367	-

Instruments Portfolio as of 01.01.17	Fair Value with Changes in Profit or Loss	Amortized Cost	Fair Value with Changes in OCI
Assets
Argentine Central Bank’s Bills and Notes	138,073	-	-
Government Securities	-	-	-
Private Securities	-	-	-
Other Financial Assets	18,854	8,878	-

NOTE 5.     FAIR VALUES

The Company classifies the fair values of financial instruments in three levels, according to the quality of data used to determine them.

Fair Value Level 1: The fair value of financial instruments traded in active markets (such as, publicly-traded derivatives, notes or available for sale) is based on the quoted prices of markets (unadjusted) as of the date of the reporting year. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Fair Value Level 2: The fair value of financial instruments that are not traded in active markets, for example, the derivatives available over the counter, is determined using valuation techniques that maximize the use of observable information and relies to the least possible extent on the Group’s specific estimates. If all the material variables to establish the fair value of a financial instrument are observable, the instrument is included in Level 2.

Fair Value Level 3: If one or more material variables are not based on observable market information, the instrument is included in Level 3. This is the case of unquoted equity instruments.

The Group’s financial instruments measured at fair value at fiscal year-end are as follows:

Instruments Portfolio as of 12.31.18	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3

Assets
- Government Securities	19,394	-	-
- Other Financial Assets	11,311	-	-
Total	30,705	-	-

Instruments Portfolio as of 12.31.17	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3

Assets
- Argentine Central Bank’s Bills	1,565,669	-	-
- Other Financial Assets	74,367	-	-
Total	1,640,036	-	-

Instruments Portfolio as of 01.01.17	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3

Assets
- Argentine Central Bank’s Bills	138,073	-	-
- Other Financial Assets	18,854	-	-
Total	156,927	-	-

The Company’s policy is to recognize transfers among the fair value levels only as of the year-end dates, there being no changes in relation to the financial instruments held in portfolio as of December 31, 2017.

VALUATION TECHNIQUES

Valuation techniques to determine fair values include:

-	Market or quoted prices of similar instruments.

-	Determining the estimated present value of instruments.

The valuation technique to determine the fair value Level 2 is based on inputs other than the quoted price included in Level 1 that are directly observable for the asset or liability (i.e., prices). For those instruments for which there is no secondary trading and, if positions should be disposed of, the Group should sell to the Argentine Central Bank at the originally agreed-upon rate, as established by the regulatory agency, the price has been prepared based on such rate accrual.
The valuation technique to determine fair value Level 3 of financial instruments is based on the price prepared by “curve”, which is a method that compares the existing spread between the curve of sovereign bonds and the average hurdle rates of primary issuances, representing the different segments, according to the different risk ratings. If there are no representative primary issuances during the month, the following variants will be used:

(i)	secondary market prices of securities under the same conditions, which have been quoted in the month of evaluation;
(ii)	prior-month bidding and/or secondary market prices, depending on how representative they are;
(iii)	spread calculated in the prior month and will be applied to the sovereign curve, according to the reasonableness thereof;
(iv)	a specific margin is applied, determined based on historical returns of instruments of similar conditions, based on justified reasons therefor.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

As stated above, the rates and spreads to be used to discount future cash flows and originate the price of the instrument are determined.

All the changes to valuation methods have been previously discussed and approved by the Group’s key personnel.

NOTE 6. DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET

Mercado Abierto Electrónico (MAE) and Rosario Futures Exchange (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, the Bank being one of them. The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

The transactions are recorded in Off-Balance Sheet Items for the notional value traded. The accrued balances pending settlement are disclosed in the “Derivative Instruments” line of Assets and/or Liabilities, as the case may be.

The amounts of transactions conducted, as of the dates indicated below, are as follows:

	Underlying Asset	Type of Settlement	12.31.18	12.31.17	01.01.17
Forward Purchase – Sale of Foreign Currency
Purchases	Foreign Currency	Daily Difference	-	11,638	-

NOTE 7. OTHER FINANCIAL ASSETS

Other Financial Assets break down as follows as of the dates indicated below:

Item	12.31.18	12.31.17	01.01.17
Listed Mutual Funds	11,311	74,367	18,854
Others	15	-	8,878
Total	11,326	74,367	27,732

NOTE 8. NET LOANS AND OTHER FINANCING

“Net Loans and Other Financing” break down as follows, as of the dates indicated below:

	12.31.18	12.31.17	01.01.17
Non-financial Private Sector and Residents Abroad	849,061	19,713	2,853
Loans	849,061	19,713	2,853
Overdrafts	-	-	-
Promissory Notes	-	-	-
Mortgage Loans	-	-	-
Collateral Loans	-	-	-
Personal Loans	-	-	-
Credit Card Loans	-	-	-
Other Loans	58,603	19,713	2,853
Accrued Interest, Adjustments and Quotation Differences Receivable	-	-	-
Documented Interest	-	-	-
Financial Leases	-	-	-
Other Financing	790,458	-	-
Less: Allowances	-	-	-
Total	849,061	19,713	2,853

“Net Loans and Other Financing” are classified by status and guarantees received in Schedule B.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The concentration of “Net Loans and Other Financing” is detailed in Schedule C.

The breakdown by term of “Net Loans and Other Financing” is detailed in Schedule D.

Changes in the “Allowances for Loan Losses” related to “Net Loans and Other Financing” are disclosed in Schedule R.

The analysis of risk of “Net Loans and Other Financing” is disclosed in Note 46 to the consolidated financial statements. Related-party information is disclosed in Note 52 to the consolidated financial statements.

Expected Credit Loss Model – Application of Point 5.5 (Impairment) of IFRS 9

Such application is temporarily excepted until January 1, 2020 (see Note 1.1.).

NOTE 9. CURRENT INCOME TAX ASSETS

As of the dates indicated below, the balances of “Other Financial Assets” relate to:

	12.31.18	12.31.17	01.01.17
Tax Advances	-	-	20
Minimum Presumed Income Tax – Tax Credit	-	-	4,494
Minimum Presumed Income Tax – Advances	-	-	635
Less: Allowance for Impairment of Minimum Presumed Income Tax – Tax Credit	-	-	(4,494)
Total	-	-	655

Tax credits and their expiration of Minimum Presumed Income Tax – Tax Credit break down as follows:

Date of Generation	Tax Credit as of			Expiration Date
	12.31.18	12.31.17	01.01.17
2010	-	-	938	2020
2011	-	-	1,057	2021
2012	-	-	762	2022
2013	-	-	467	2023
2014	-	-	264	2024
2015	-	-	1,006	2025
Total	-	-	4,494

NOTE 10. EQUITY INVESTMENTS

10.1.      EQUITY INVESTMENTS

10.1.1. Equity Investments in Subsidiaries

The basic information regarding subsidiaries is detailed as follows:

Company	Direct and Indirect Shareholding		Equity Investment %
	12.31.18	12.31.17	12.31.18	12.31.17
Banco de Galicia y Buenos Aires S.A.U.	795,973,974	795,973,974	100.00	100.00
Galicia Administradora de Fondos S.A.	20,000	20,000	100.00	100.00
Galicia Valores S.A.	1,000,000	1,000,000	100.00	100.00
Galicia Warrants S.A.	1,000,000	1,000,000	100.00	100.00
Net Investment S.A. (in Liquidation)(*)	-	12,000	-	100.00
Sudamericana Holding S.A.	185,653	185,653	100.00	100.00
Tarjetas Regionales S.A.	894,552,668	829,886,209	83.00	77.00

(*) The final distribution was paid out on January 9, 2018.

	IFRS-based Accounting Framework(*)
Company	12.31.18
	Assets	Liabilities	Shareholders’ Equity	Income (Loss)
Banco de Galicia y Buenos Aires S.A.U.	511,338,168	467,369,006	43,969,162	11,536,182
Galicia Administradora de Fondos S.A.	674,108	229,514	444,594	422,050
Galicia Valores S.A.	258,936	39,877	219,059	66,678
Galicia Warrants S.A.	317,200	132,164	185,036	45,620
Sudamericana Holding S.A. (**)	3,133,815	1,880,755	1,253,060	642,496
Tarjetas Regionales S.A.	10,155,713	34,769	10,120,944	2,130,061

(*) The balances arise from the information that was used for consolidation purposes.

(**) Net income for the twelve-month period ended December 31, 2018.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	12.31.17
	IFRS-based Accounting Framework
Company	Assets	Liabilities	Shareholders’ Equity	Income (Loss)

Banco de Galicia y Buenos Aires S.A.U.	292,591,891	253,614,822	38,977,069	7,177,709
Galicia Administradora de Fondos S.A.	736,680	276,479	460,201	450,316
Galicia Valores S.A.	175,431	23,051	152,380	49,478
Galicia Warrants S.A.	258,208	118,446	139,762	32,647
Net Investment S.A. (in Liquidation)(***)	284	-	284	26
Sudamericana Holding S.A. (**)	2,407,188	1,356,618	1,050,570	467,770

  (*) The balances arise from the information that was used for consolidation purposes.

  (**) Net income for the twelve-month period ended December 31, 2017.

  (**) The final distribution was paid out on January 9, 2018.

At the Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2018, shareholders approved the amendment to Article 1 of the Bylaws, changing the corporate name of Banco de Galicia y Buenos Aires S.A. to “Banco de Galicia y Buenos Aires S.A.U.” The Argentine Central Bank, through Resolution No. 200 issued by its board of directors on July 5, 2018, did not object to such change of corporate name. On October 2, 2018, the Corporation Control Authority registered the change under Number 18709 of Book 91 of Stock Companies.

At the General Ordinary Shareholders’ Meeting of Net Investment S.A. held on May 16, 2017, shareholders resolved to unanimously approve the early dissolution and subsequent liquidation of Net Investment S.A., under the provisions set out in Section 94, subsection 1, of General Corporations Law, i.e., by the shareholders’ decision. The financial statements as of December 31, 2017, are the latest financial statements available before Net Investment S.A.’s final liquidation.

NOTE 11. LEASES

11.1    OPERATING LEASES

The Company records contractual obligations derived from the lease of administrative offices. The estimated future lease payments in connection thereof are as follows:

Year	US$
2019	27
2020	27
2021	27
2022	13

NOTE 12. PROPERTY, PLANT AND EQUIPMENT

Changes in “Property, Plant and Equipment” are detailed in Schedule F.

NOTE 13. INTANGIBLE ASSETS

Changes in “Intangible Assets” are detailed in Schedule G.

NOTE 14. DEFERRED INCOME TAX ASSETS/LIABILITIES

Changes in “Deferred Income Tax Assets and Liabilities” during the fiscal years ended December 31, 2018, and December 31, 2017, are as follows:

Item	12.31.17	Charge to Income	Expiration of Tax Loss Carry- forwards	Others	Allowance for Impairment	12.31.18
Deferred Tax Assets
Tax Loss Carry-forwards	-	3,634	-	3,057	(3,764)	2,927
Equity Investments in Subsidiaries	1,425	(3,301)	-	-	1,876	-
Other Non-financial Liabilities	379	5,311	-	(4,054)	-	1,636
Others	-	928	-	(71)	-	857
Totals	1,804	6,572	-	(1,068)	(1,885)	5,420

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	12.31.17	Charge to Income	Expiration of Tax Loss Carry- forwards	Others	Allowance for Impairment	12.31.18
Deferred Tax Liabilities
Property, Plant and Equipment	29	58	-	-	-	87
Other Non-financial Assets	(451)	-	-		-	(451)
Other Financial Assets	(1,026)	-	-	-	-	(1,026)
Others	(1,531)	-	-	1,531	-	-
Totals	(2,979)	58	-	1,531	-	(1,390)

An allowance for impairment has been set for the deferred tax asset as of December 31, 2018, amounting to $3,764, as it is believed that the recovery thereof is not likely as of the date of these financial statements.

Item	01.01.17	Charge to Income	Expiration of Tax Loss Carry- forwards	Others	Allowance for Impairment	12.31.17
Deferred Tax Assets
Tax Loss Carry-forwards	148,071	(143,054)	-	209	(5,226)	-
Equity Investments in Subsidiaries	-	3,302	-	-	(1,877)	1,425
Allowances	(150,171)	-	-	-	150,171	-
Other Non-financial Liabilities	2,578	(2,221)	-	22	-	379
Totals	478	(141,973)	-	231	143,068	1,804

Item	01.01.17	Charge to Income	Expiration of Tax Loss Carry- forwards	Others	Allowance for Impairment	12.31.17
Deferred Tax Liabilities
Property, Plant and Equipment	-	29	-	-	-	29
Other Non-financial Assets	(451)	-	-	-	-	(451)
Other Financial Assets	-	(779)	-	(247)	-	(1,026)
Others	(27)	(1,520)	-	16	-	(1,531)
Totals	(478)	(2,270)	-	(231)	-	(2,979)

An allowance for impairment has been set for the deferred tax asset as of December 31, 2017, amounting to $5,226, as it is believed that the recovery thereof is not likely as of the date of these financial statements.

In addition, the expiration dates of tax loss carry-forwards are as follows:

Year of Generation	Amount	Year Due	Deferred Tax Assets

2015	6,488	2020	1,947
2016	3,703	2021	1,111
2018	12,115	2023	3,635

	22,306		6,693

NOTE 15. OTHER NON-FINANCIAL ASSETS

“Other Non-financial Assets” break down as follows:

	12.31.18	12.31.17	01.01.17

Shareholders	-	-	27,370
Value-Added Tax Credits	159	986	164
Tax Advances	17	2,565	1,863
Payments in Advance	662	805	363

Total	838	4,356	29,760

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

NOTE 16. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Company has classified the following assets as Assets Held for Sale and Discontinued Operations:

	12.31.18	12.31.17	01.01.17

Equity Investments
Compañía Financiera Argentina S.A.	-	28,965	36,465
Total	-	28,965	36,465

On January 12, 2017, the Company accepted an offer made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. to buy its whole minority interest in Compañía Financiera Argentina S.A. The sale of the shares in both companies was consummated on February 2, 2018, with the new holders having been registered in each of these companies’ books. The sale price was subject to the buyers’ consent, who were entitled to raise objections for a term of up to 45 consecutive days from January 29, 2018. On March 26, 2018, the sale of shares in Compañía Financiera Argentina S.A. was completed at a final price of $30,771. The proceeds from the sale of Compañía Financiera Argentina S.A. amounted to $1,806. The income tax impact for discontinued operations is disclosed separately in the “Income Tax from Discontinued Activities” account, which amounts to $989 as of September 30, 2018.

NOTE 17. ISSUANCE OF NOTES

The following is a breakdown of the Global Program for the Issuance of Notes outstanding:

Company	Authorized Amount(*)	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Grupo Financiero Galicia S.A.	US$ 100,000	Simple notes, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended through Resolution No. 17343 dated 05.08.14 Authorization of the increase, Resolution No. 17064 dated 04.25.13

  (*) Or its equivalent in any other currency.

As of December 31, 2018, and December 31, 2017, the Company had not issued notes.

The Company has the following Notes outstanding issued under the Global Program for the Issuance of Notes detailed in the table above, as of January 1, 2017, net of repurchases of Own Notes:

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 01.01.17
Grupo Financiero Galicia S.A.	01.30.14	$	V Series II	$78,200	Simple	36 Months	01.31.17	Variable Badlar + 5.25%	04.25.13	81,455
Grupo Financiero Galicia S.A.	10.23.14	$	VI Series II	$109,845	Simple	36 Months	10.23.17	Variable Badlar +4.25%	10.03.14	113,878
Grupo Financiero Galicia S.A.	07.27.15	$	VII	$160,000	Simple	24 Months	07.27.17	(1)	07.16.15	165,359

NOTE 18. CURRENT INCOME TAX LIABILITIES

The account breaks down as follows as of the dates indicated below:

	12.31.18	12.31.17	01.01.17

Income Tax Payable	47,236	9,430	-
Total	47,236	9,430	-

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

NOTE 19. OTHER NON-FINANCIAL LIABILITIES

The account breaks down as follows as of the dates indicated below:

	12.31.18	12.31.17	01.01.17

Withholdings and Additional Withholdings Payable	-	111	2
Salaries and Social Security Contributions Payable	894	540	2,591
Withholdings Payable on Salaries	74	29	252
Sundry Creditors	16,331	10,827	6,053
Taxes Payable	2,728	-	27,370
Other Non-financial Liabilities	1	461	-

Total	20,028	11,968	36,268

NOTE 20. CAPITAL STOCK

The capital stock structure is detailed in Schedule K.

At the Ordinary and Extraordinary Shareholders’ Meeting of the Company held on August 15, 2017, the shareholders authorized an increase in capital stock by means of the issuance of up to 150,000,000 ordinary book-entry Class “B” shares, entitled to one vote per share with a face value of $1 each, and also entitled to dividends on equal footing with such ordinary book-entry shares outstanding at the time of the issuance.

On September 7, 2017, the board of directors of the C.N.V., by means of Joint Resolution No. RESFC-2017-18927-APN-DIR#CNV, decided to authorize the public offering of 130,434,600 ordinary book-entry Class “B” shares with a face value of $1 and one vote per share, and, in case of over-subscription, an increase in such offering up to 19,565,190 ordinary book-entry Class “B” shares, with a face value of $1 and one vote each to be offered for public subscription, with preemptive and accretion rights.

The primary offering year ended on September 26, 2017, with 109,999,996 Class “B” shares having been subscribed at a price of U.S. $5 each. On September 29, 2017, such shares were issued and paid in.

The Company granted over-subscription rights to international placement agents who, on October 2, 2017, exercised such rights and were awarded additional 16,500,004 Class “B” shares at a price of U.S. $5 each, the issuance and payment of which took place on October 4, 2017.

The capital increase amounted to $11,004,383, the expenses related thereto amounted to $146,347 and were deducted from additional paid-in capital.

On November 8, 2017, the capital increase was registered with the Public Registry of Commerce.

The Company has no own shares in portfolio.

The Company’s shares are listed on the Stock Exchanges of Buenos Aires and Córdoba in Argentina and are listed on National Association of Securities Dealers Automated Quotation (Nasdaq) in the United States under the American Depositary Receipts (“ADRs”) program, where the Bank of New York Mellon acts as depositary.

NOTE 21. INCOME STATEMENT BREAKDOWN

Breakdown of Net Income from Interest and Net Income from Measurement of Fair Value Financial Instruments with Changes to Income are detailed in Schedule Q.

NOTE 22. GOLD AND FOREIGN CURRENCY QUOTATION DIFFERENCES

The account breaks down as follows as of the dates indicated below:

Originated by:	12.31.18	12.31.17

Valuation of Foreign Currency Assets and Liabilities	42,750	81,862

Total	42,750	81,862

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

NOTE 23. OTHER OPERATING INCOME

The account breaks down as follows as of the dates indicated below:

	12.31.18	12.31.17
Recovery of Expenses Related to the Program for the Issuance of ADRs	9,937	4,955
Total	9,937	4,955

NOTE 24. PERSONNEL EXPENSES

The following are the items included in the account as of the dates indicated below:

	12.31.18	12.31.17
Salaries	3,115	3,534
Social Security Contributions on Salaries	691	725
Severance Payments and Personnel Bonuses	245	23,534
Services to Personnel and Others	384	416
Total	4,435	28,209

NOTE 25. ADMINISTRATIVE EXPENSES

The Company presented its statements of comprehensive income under the expenditure function method. Under this method, expenses are classified according to their function as part of the item “Administrative Expenses”.

The table below provides the required additional information about expenses by nature and function, as of the dates indicated below:

	12.31.18	12.31.17
Fees and Compensation for Services	20,919	14,754
Directors’ and Syndics’ Fees	70,076	27,859
Taxes and Assessments	9,053	11,584
Electricity and Communications	10	49
Entertainment and Transportation Expenses	186	242
Stationery and Office Supplies	428	640
Administrative Services Hired	995	1,255
Insurance	619	440
Others(*)	10,615	2,594
Total	112,901	59,417

NOTE 26. DEPRECIATION AND IMPAIRMENT OF ASSETS

The account breaks down as follows, as of the dates indicated below:
	12.31.18	12.31.17
Depreciation of Property, Plant and Equipment	239	125
Total	239	125

NOTE 27. OTHER OPERATING EXPENSES

The account breaks down as follows, as of the dates indicated below:
	12.31.18	12.31.17
Turnover Tax for Financial Brokerage	6,458	532
Turnover Tax	302	176
Others	5	-
Total	6,765	708

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

NOTE 28. INCOME TAX/DEFERRED TAX

The following is a reconciliation of income tax charged to income as of December 31, 2018, to that which would result from applying the tax rate in force to book income:

	12.31.18	12.31.17
Income for the Fiscal Year Before Income Tax	14,555,784	8,380,124
Effective Tax Rate	30%	35%
Income (Loss) for the Fiscal Year at the Tax Rate	4,366,735	2,933,043
Permanent Differences at the Tax Rate
- Loss from Equity Investments in Subsidiaries	(4,317,424)	(2,721,991)
- Other Non-deductible Expenses	2,340	1,333
- Other	559	(51,056)
- Allowance for Impairment	1,888	(143,068)
- Law 27430 Rate Adjustment	12	(2,145)
Total Income Tax Charge for the Fiscal Year	54,110	16,116

	12.31.18	12.31.17
Current Income Tax(1)	56,888	14,941
Deferred Tax Charge(2)	(5,806)	144,243
Allowance for Impairment	1,888	(143,068)
Adjustment to Prior-Year Tax Return	1,140	-
Total Income Tax Charge for the Fiscal Year	54,110	16,116

  (1) See Note 18.

  (2) See Note 14.

Tax Reform

On December 29, 2017, the Argentine National Executive Branch enacted Income Tax Law No. 27430. This law has introduced several changes to the previous income tax treatment. Some of the key changes involved in the reform include:

-

Income Tax Rate: The income tax rate for Argentine companies shall be gradually reduced from 35% to 30% for fiscal years commencing on January 1, 2018 until December 31, 2019, and to 25% for fiscal years commencing on, and including, January 1, 2020.

-

Tax on Dividends: The law has introduced a tax on dividends or profits distributed by Argentine companies or permanent establishments to, among others persons: individuals, undivided interests or foreign beneficiaries, subject to the following considerations: (i) dividends distributed out of the profits made during fiscal years commencing on January 1, 2018 until December 31, 2019 shall be subject to withholding at a 7% rate and (ii) dividends distributed out of the profits made during fiscal years commencing on January 1, 2020 onwards shall be subject to withholding at a 13% rate.

Dividends distributed from profits earned until the fiscal year commenced before January 1, 2018, shall remain subject, in respect of all beneficiaries, to withholding at the 35% rate on the amount in excess of tax-free distributable accumulated profits (equalization tax transition period).

-

Optional Tax Revaluation: Regulations establish that, at the companies’ option, the tax revaluation of assets located in the country and that are used for generating taxable income may be made. The special tax on the revaluation amount depends on the asset: 8% is for real estate that does not qualify as inventories, 15% for real estate that qualifies as inventories and 10% for personal property and the remaining assets. Once the option for a given asset is exercised, all the other assets of the same category should be revalued. Taxable income resulting from the revaluation is not subject to income tax and the special tax on the revaluation amount will not be deductible from such tax.

NOTE 29. DIVIDENDS

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2018, the shareholders approved the financial statements as of December 31, 2017, and the treatment of income for the fiscal year then ended. The dividends approved by such shareholders’ meeting amounted to $1,200,000 and represented $0.84 (figure stated in Pesos) per share. The dividends mentioned above were paid to the Group’s shareholders on May 9, 2018.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2017, the shareholders approved the financial statements as of December 31, 2016, and the treatment of income for the fiscal year then ended. The dividends approved by such shareholders’ meeting amounted to $240,000 and represented $0.18 (figure stated in Pesos) per share. The dividends mentioned above were paid to the Group’s shareholders on May 9, 2017.

NOTE 30. EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to the Company’s shareholders by the weighted average of outstanding common shares during the year. As the Company does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12.31.18	12.31.17
Income attributable to the Company’s Shareholders	14,427,034	8,630,911
Weighted-Average of Ordinary Shares Outstanding (Thousands)	1,426,765	1,332,617
Earnings per Share	10.11	6.48

NOTE 31. CAPITAL MANAGEMENT AND RISK POLICIES

Apart from applicable local regulations, The Company, in its capacity as a listed company in the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (Sarbanes Oxley). Corporate risk management is monitored by the Audit Committee, which gathers and analyzes the information submitted by the main controlled companies.

Capital Management

The Company’s goals are to generate returns to its shareholders, benefits to other groups of interest holders and keep the best capital structure. The latter will be achieved by investment in subsidiaries and new ventures, keeping the expected profitability levels and complying with the liquidity and solvency goals set.

Market Risk

The following table shows sensitivity analysis of income (loss) and shareholders’ equity to reasonable changes in exchange rates relative to the Company’s functional currency.

In 2017, the Group assigned a holding period to each instrument based on depth of market (previously, the time horizon was 10 sessions for the entire trading activities).

The Group’s exposure to the foreign exchange risk as of year-end by type of currency is shown below:

	Balances as of 12.31.18
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
U.S. Dollar	84,660	(12,839)	-	71,821
Total	84,660	(12,839)	-	71,821

	Balances as of 12.31.17
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
U.S. Dollar	23,037	(5,753)	11,638	28,922
Total	23,037	(5,753)	11,638	28,922

	Balances as of 01.01.17
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
U.S. Dollar	5,576	(4,308)	-	1,268
Total	5,576	(4,308)	-	1,268

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Currency	Change	Balances as of 12.31.18		Balances as of 12.31.17		Balances as of 01.01.17
		Income (Loss)	Shareholders’ Equity	Income (Loss)	Shareholders’ Equity	Income (Loss)	Shareholders’ Equity
U.S. Dollar	10%	7,182	79,003	2,892	31,814	127	1,395
U.S. Dollar	-10%	(7,182)	64,639	(2,892)	26,030	(127)	1,141

Interest Rate Risk

The different sensitivity of assets and liabilities to changes in “market interest rates” exposes the Company to “interest rate risk”. It is the risk that the financial margin and the economic value of equity may vary as a consequence of fluctuations in market interest rates. The magnitude of such variation is associated with the sensitivity to interest rates of the structure of the Company’s assets and liabilities.

Operational Risk

Operational risk management is based on the identification, assessment, monitoring, control and mitigation of operation risk. It is an ongoing process carried out throughout the Group, which fosters a risk management culture at all organization levels. The process is described below.

-	Identification

The starting point of operational risk management is the identification of risks and their association with the controls established to mitigate them, taking into consideration internal and external factors that may affect the process. The results of this exercise are entered into a log of risks, which acts as a central repository of the nature and status of each risk and controls thereof.

-	Assessment

Once risks have been identified, the size in terms of impact, frequency and likelihood of risk occurrence is determined, considering the existing controls. The combination of impact with likelihood of occurrence determines the risk exposure level. Finally, the estimated risk levels are compared to pre-established criteria, considering the balance of potential benefits and adverse results.

-	Monitoring

The monitoring process allows for detection and correction of the possible deficiencies in operational risk management policies, processes and procedures and their update.

-	Risk Control and Mitigation

The control process ensures compliance with internal policies and analyzes risks and responses to avoid, accept, mitigate or share them, by aligning them with the risk tolerance defined.

IT Risk

The Group manages the IT risk inherent in its products, activities and business processes. It also manages the risk associated with the material information systems, technology and information security processes. It also covers the risks derived from subcontracted activities and from services rendered by providers.

Reputational Risk

The reputational risk may result from the materialization of other risks such as legal, compliance, operational, technological, strategic, market, liquidity, credit, etc.

The groups of interest holders that are at the core of management are considered upon establishing any type of mitigation measure.

Strategic Risk

Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

NOTE 32. RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, have control over another, are under the same control or may have significant influence on another entity’s financial or operational decisions.

The Company controls another entity when it has power over the other entities’ financial and operating decisions and also has a share of profits thereof.

Additionally, the Company believes that it has joint control when there is an agreement between parties regarding the control of a common economic activity.

Finally, the Company may be considered to have significant influence over an entity in those cases where it has influence on such entity’s financial and operating decisions, but control over them cannot be exerted. Those shareholders who hold an equity investment equal to or higher than 20% of the total votes of the Company or its subsidiaries are considered to have significant influence.

To determine those situations in which significant influence exists, not only are the legal aspects observed, but so are the nature and substance of the relationship.

Furthermore, the key personnel of the Company’s management (board of directors, members and managers), as well as the entities over which the key personnel may have significant influence or control, are considered as related parties.

Controlling Entity

The Group is controlled by:

Name	Nature	Principal Line of Business	Place of Business	Equity Investment %
EBA Holding S.A.	55.11% of voting rights	Financial and Investment Activities	Autonomous City of Buenos Aires - Argentina	19.71%

Key Personnel’s Compensation

The compensation earned by the Company’s key personnel as of December 31, 2018, and December 31, 2017, amounts to $70,076 and $39,000, respectively.

Key Personnel’s Structure

Key personnel’s structure, as of the dates indicated below, is as follows:

	09.30.18	12.31.17
Directors	9	9
Total	9	9

Related Party Transactions

The Company has not been a party to or performed transactions or granted loans to:

(i)	The companies that directly or indirectly through one or more intermediaries control or are controlled by the Company.
(ii)	Associates (i.e., a consolidated company on which the Company has significant influence or that has a significant influence on the Company).
(iii)

Persons who directly or indirectly have an equity investment with voting power at the Company giving significant influence on the Company and, as the case may be, the person’s ancestors, descendants, spouses or siblings (i.e., close relatives who may have influence o may be influenced by that person in their relationships with the Company).

(iv)	Key management personnel.
(v)

Companies with a substantial interest and whose ownership is held by any of the persons described in (iii) or (iv) and/or that are capable of having a significant influence on the Company. For the purposes of this paragraph, it includes companies owned by the directors or majority shareholders of the Company that have a key management member in common with the Company, as applicable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Amounts of Related Party Transactions

The transactions performed with subsidiaries, as of the dates indicated below, are as follows:

Banco de Galicia y Buenos Aires S.A.U.	12.31.18	12.31.17	01.01.17
Assets
Cash and Due from Banks	487	474	384
Net Loans and Other Financing	790,458	-	-
Derivative Instruments	-	11,638	-
Total	790,945	12,112	384
Liabilities
Other Non-financial Liabilities	85	342	300
Total	85	342	300

Income (Loss)	12.31.18	12.31.17	01.01.17
Interest Income	82,534	-	12,576
Interest-related Expenses	-	(10,653)	(23,196)
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	-	11,638	-
Administrative Expenses	(4,469)	(3,815)	(4,041)

NOTE 33. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK

33.1.        COMPLIANCE WITH THE REGULATIONS REQUIRED BY THE C.N.V.

33.1.1.     Agents – Minimum Liquidity Requirement

Within the framework of Resolution No. 622/13 of the C.N.V., the Bank has been registered, in such agency’s registry, as settlement and clearing agent –comprehensive- No. 22 (ALyC and AN – INTEGRAL), custodial agent of collective investment products corresponding to mutual funds No. 3 (ACPIC FCI), and manager of collective investment products at the registry of financial trustees No. 54.

As of September 30, 2018, the Bank’s Shareholders’ Equity exceeds that required by the C.N.V. to act as agent in the categories in which the Bank has been registered. Such requirement amounts to $28,000 with a minimum liquidity requirement of $14,000, which the Bank paid with Argentine Central Bank’s monetary regulation instruments, which are held in custody at Caja de Valores (Depositor No. 100100) in the amount of $18,623.

Moreover, Galicia Valores S.A. has received the authorization to act as “Settlement and Clearing Agent and Trading Agent – Own”, as established by C.N.V.’s General Resolution No. 622/13. According to the minimum requirements established, the minimum shareholders’ equity required to act in this agent’s category amounts to $3,500 and the minimum liquidity amounts to $1,750.

As of September 30, 2018, the minimum liquidity is made up of a sight account opened at the Bank in the amount of U.S. $250. Such limit was set at $1,000 as from March 1, 2019.

33.1.2.      Custodial Agent of Collective Investment Products Corresponding to Mutual Funds

Furthermore, in compliance with Section 7 of Chapter II, Title V of the Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA CAPITAL PLUS”, “FIMA ABIERTO PYMES”, “FIMA MIX I”, “FIMA RENTA DÓLARES I” and “FIMA RENTA DOLARES II” funds, as of December 31, 2018, the Bank holds a total of 9,623,110,829 units under custody for a market value of $60,431,319, which is included in the “Depositors of Securities Held in Custody” account. As of previous fiscal year-end and January 1, 2017, the securities held in custody totaled 10,254,289,765 and 7,777,368,861 units and their market value amounted to $67,972,574 and $37,337,855, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The balances of the Mutual Funds, as of the dates indicated below, are detailed as follows:

Mutual Fund	12.31.18	12.31.17	01.01.17
FIMA Acciones	328,125	412,803	117,805
FIMA P.B. Acciones	718,431	1,143,324	305,310
FIMA Renta en pesos	245,333	525,826	239,066
FIMA Ahorro pesos	9,891,974	20,823,171	15,955,347
FIMA Renta Plus	145,308	369,949	247,293
FIMA Premium	29,475,771	10,098,362	7,130,327
FIMA Ahorro Plus	9,967,609	17,238,677	10,194,730
FIMA Capital Plus	205,069	379,178	561,800
FIMA Abierto PyMES	312,788	264,206	187,124
FIMA Mix I	6,686	164,890	151,487
FIMA Renta Dólares I (*)	7,373,261	12,384,341	2,245,266
FIMA Renta Dólares II (*)	1,554,263	4,167,847	2,300
FIMA Renta Fija Internacional	193,618	-	-
FIMA Acciones Latinoamericanas Dólares(*)	13,082	-	-
Total	60,431,318	67,972,574	37,337,855

(*) Stated at the reference exchange rate of the U.S. Dollar set by the Argentine Central Bank. See Note 1.7(b).

All the transactions detailed above are recorded in off-balance sheet items - securities held in custody.

The mutual funds detailed above have not been consolidated as the Company is not a controlling company thereof.

33.1.3.      Storage of Documents

Pursuant to General Resolution No. 629 of the C.N.V., the Bank notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832, 1st. floor, Autonomous City of Buenos Aires.

33.2.         RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the General Corporations Law, the Company should transfer 5% of the net income for the year to the Legal Reserve until 20% of the capital stock , plus the balance of the Capital Adjustment account are reached. In the event that said reserve is reduced for any reason, no profits can be distributed until its total refund.

33.3.         CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY

Board of Directors

The Company’s board of directors is the Company’s highest management body. It is made up of nine directors and three alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

As set out in its bylaws, the term of office for both directors and alternate directors is three (3) years; they are partially changed every year and may be reelected indefinitely.

The Company complies with the appropriate standards regarding total number of directors, as well as the number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three (3) to nine (9) directors.

The board of directors complies, in every relevant respect, with the recommendations included in the Code on Corporate Governance as Schedule IV to Title IV of the regulations issued by the Argentine National Securities Commission (Text amended in 2013).

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Executive Committee, the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the board of directors with information, and the board gets to know the decisions of each Committee. Appropriate matters are transcribed in the minutes drafted at the board of directors’ meetings.

Executive Committee

In July 2018, the Company’s board of directors approved the creation of the Executive Committee, along with its governing rules and regulations. It is made up of five directors, and the purpose of its creation is to contribute to the conduct of the Company’s ordinary business and the efficient performance of the board of directors’ duties.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Audit Committee

The Audit Committee was established pursuant to Capital Markets Law No. 26831 and the C.N.V.’s regulations and is comprised of three directors, two of whom are independent. The Audit Committee meets the requirements set out in U.S. Sarbanes-Oxley Act.

Such committee’s mission is to provide the board of directors with assistance in overseeing the financial statements, as well as controlling the Company and its subsidiaries.

Committee for Information Integrity

The Committee for Information Integrity was created in compliance with the recommendations of U.S. Sarbanes Oxley Act, and is comprised of a general manager, an administrative and finance manager and two supervisors of the administrative and finance division.

Its most important duties are monitoring the Company’s internal controls, reviewing the financial statements and other information published, preparing board of directors’ reports in relation to the activities carried out by the committee. Its operation has been adapted to local laws and it currently performs important administrative and reporting duties, which are used by the board of directors and the Audit Committee, contributing to the transparency of the information provided to certain markets.

Basic Holding Structure

Grupo Financiero Galicia S.A. is a company whose sole purpose is to conduct financial and investment activities as per Section 31 of the Argentine General Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.

Within the group of companies in which the Company has an interest, the Bank stands out as its main asset and a wholly-owned subsidiary. The Bank, as a banking institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. Among such restrictions, the Bank is limited with respect to the amount of the capital stock in companies that it can hold in companies that do not perform activities qualified as supplementary to a maximum of 12.5%.

Therefore, the Company directly and indirectly holds those equity interests in such companies that carry out activities defined as non-supplementary.

The Company has a reduced structure due to its nature as holding company of a group of financial services entities. Accordingly, certain typical organizational aspects of large operating companies are not applicable thereto.

To conclude, one should note that the Company is under the control of a pure holding company, EBA Holding S.A., which has holds a majority of votes outstanding at the shareholders’ meetings of the Company, although it does not have any managerial functions over the former.

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

Business Conduct Policy

The Company has consistently shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Code of Ethics

The Company has a Code of Ethics, which was formally approved, that guides its policies and activities. It considers business objectivity and conflict-of-interests related aspects, and how employee should act upon identifying a breach of the Code of Ethics.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Holdings				Position
	Fair Value	Fair Value Level	Carrying Amount		Without Options	Options	Final
			12.31.18	12.31.17
FAIR VALUE DEBT SECURITIES WITH CHANGES TO INCOME	19,394		19,394	1,565,669			19,394
Argentine	19,394		19,394	1,565,669			19,394
Argentine Central Bank’s Bills - L21F8	-	-	-	1,830
Argentine Central Bank’s Bills - L1708	-	Level 1	-	1,563,839	-	-	-
Letes in USD - LTDF9	19,394	Level 1	19,394	-	-	-	19,394

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until contractual maturity.

	Past-due Loan Portfolio	Terms Remaining to Maturity						Total
Item		1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months

Non-financial Private Sector and Residents Abroad	-	849,061	-	-	-	-	-	849,061
TOTAL	-	849,061	-	-	-	-	-	849,061

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Depreciation				Net Book Value as of
						Accumulated	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.18	12.31.17
Measurement at Cost Vehicles	1,952	5	-	-	-	125	-	239	364	1,588	1,827
Total	1,952		-	-	-	125	-	239	364	1,588	1,827

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Depreciation				Net Book Value as of
						Accumulated	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.17	01.01.17
Measurement at Cost Vehicles	-	5	1,952	-	-	-	-	125	125	1,827	-
Total	-		1,952	-	-	-	-	125	125	1,827	-

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE K – CAPITAL STOCK STRUCTURE

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos, except for “Amount” and “Voting Rights per Share”

Shares				Capital Stock
Class	Amount	Face Value per Share	Votes per Share	Issued		Pending Issuance or Distribution	Allocated	Paid-in	Not Paid-in

				Outstanding	Held in Portfolio
Class “A”	281,221,650	One peso per share	5	281,222	-	-	-	281,222	-
Class “B”	1,145,542,947	One peso per share	1	1,145,543	-	-	-	1,145,543	-
Total	1,426,764,597			1,426,765	-	-	-	1,426,765	-

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE L – FOREIGN CURRENCY BALANCES

FOR THE FISCAL YEAR COMMENCED JANUARY 1 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Head Office		12.31.18
Items	and
	Argentine	12.31.18	Dollar	Euro	Real	Others	12.31.17
	Branches
ASSETS
Cash and Due from Banks	6,663	6,663	6,663	-	-	-	3,324
Fair Value Debt Securities with Changes to Income	19,394	19,394	19,394	-	-	-	-
Other Financial Assets	-	-	-	-	-	-	11,638
Net Loans and Other Financing	58,603	58,603	58,603	-	-	-	19,713
Non-financial Public Sector	-	-	-	-	-	-	-
Argentine Central Bank	-	-	-	-	-	-	-
Other Financial Institutions	-	-	-	-	-	-	-
To the Non-financial Private Sector and Residents Abroad	58,603	58,603	58,603	-	-	-	19,713
TOTAL ASSETS	84,660	84,660	84,660	-	-	-	34,675
LIABILITIES				-	-	-
Other Non-financial Liabilities	12,839	12,839	12,839	-	-	-	5,753
TOTAL LIABILITIES	12,839	12,839	12,839	-	-	-	5,753

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items(*)	Amortized Cost	Fair Value with Changes in OCI	Fair Value with Changes in Profit or Loss		Fair Value Hierarchy
			Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement	Level 1	Level 2	Level 3
Financial Assets
Cash and Due from Banks	6,904	-	-	-	-	-	-
Cash	19	-	-	-	-	-	-
Financial Institutions and Correspondents	6,885	-	-	-	-	-	-
Fair Value Debt Securities with Changes to Income	-	-	-	19,394	19,394	-	-
Other Financial Assets	15	-		11,311	11,311
Net Loans and Other Financing	849,061	-	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	849,061	-	-	-	-	-	-
Total Financial Assets	855,980	-	-	30,705	30,705	-	-

(*) At closing, the Company did not have liabilities that could be classified as financial ones.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE Q – INCOME STATEMENT BREAKDOWN

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Net Financial Income/(Expense)		OCI
	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement
Net Income from Interest
Interest on Cash and Due from Banks	-	435	-
Total as of 12.31.18	-	435	-

Items	Net Financial Income/(Expense)		OCI
	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement
From Measurement of Financial Assets at Fair Value with Changes in Profit or Loss
Income (loss) from Government Securities	-	159,359	-
Income (loss) from Private Securities	-	9,461	-
From Measurement of Financial Liabilities at Fair Value with Changes in Profit or Loss
Income (Loss) from Derivative Instruments
Forward Purchase of Foreign Currency	-	(13,108)	-
Total as of 12.31.18	-	155,712	-

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

1.	GENERAL ISSUES REGARDING THE COMPANY’S ACTIVITIES:

a.	SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS

None.

b.

SIGNIFICANT CHANGES IN COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS

None.

2.	CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES INTO THE FOLLOWING CATEGORIES:

a.	PAST DUE

As of December 31, 2018 and 2017, the Company did not have any past due receivables or debts.

b.	WITHOUT DUE DATE

Receivables: See Schedules B, C, D.

Debts: See Schedules H, I.

c.	TO FALL DUE

Receivables: See Schedules B, C, D.

Debts: See Schedules H, I.

3.	CLASSIFICATION OF RECEIVABLES AND DEBTS IN SUCH A MANNER THAT ALLOWS KNOWING THE FINANCIAL EFFECTS OF THEIR MAINTENANCE

Receivables: See Schedules B, C, D.

Debts: See Schedules H, I.

4.

BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS IN COMPANIES UNDER SECTION 33 OF LAW No. 19550, BOTH IN THE CAPITAL STOCK AND THE TOTAL VOTES. DEBIT AND/OR CREDIT BALANCES BY COMPANY AND CONSIDERED IN THE MANNER SET FORTH IN THE AFOREMENTIONED ITEMS 3 AND 4

See Note 5.2.2 Related Parties to the separate financial statements.

5.	RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

As of December 31, 2018 and 2017, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

6.	PHYSICAL INVENTORY OF INVENTORIES: FREQUENCY AND SCOPE OF THE PHYSICAL INVENTORIES OF INVENTORIES

As of December 31, 2018 and 2017, the Company did not have any inventories.

7.	EQUITY INVESTMENTS IN EXCESS OF WHAT IS SET FORTH BY SECTION 31 OF LAW No. 19550 AND PLANS FOR THE REGULARIZATION OF THIS SITUATION

The Company is engaged in financial and investment activities, therefore, the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

8.	RECOVERABLE VALUES: CRITERIA FOLLOWED TO DETERMINE THE SIGNIFICANT RECOVERABLE VALUES OF INVENTORIES, FIXED ASSETS AND OTHER ASSETS, USED AS LIMIT FOR THEIR RESPECTIVE ACCOUNTING VALUATIONS

See Notes 1 and 2 to the separate financial statements.

9.	INSURANCE POLICIES FOR TANGIBLE ASSETS

As of December 31, 2018 and 2017, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount as of 12.31.18	Carrying Amount as of 12.31.18	Carrying Amount as of 12.31.17
Vehicles	Theft, Robbery, Fire or Total Loss	3,500	1,588	1,827

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

10.	POSITIVE AND NEGATIVE CONTINGENCIES:

a.	ELEMENTS USED FOR THE CALCULATION OF PROVISIONS, THE BALANCES OF WHICH, EITHER TAKEN INTO CONSIDERATION INDIVIDUALLY OR JOINTLY, EXCEED TWO PER CENT (2%) OF SHAREHOLDERS’ EQUITY

None.

b.

CONTINGENCIES WHICH, AT THE DATE OF THE FINANCIAL STATEMENTS, ARE NOT OF REMOTE OCCURRENCE, THE EFFECTS OF WHICH ON SHAREHOLDERS’ EQUITY HAVE NOT BEEN GIVEN ACCOUNTING RECOGNITION. IT SHOULD BE STATED WHETHER THE LACK OF ACCOUNTING RECOGNITION IS BASED ON THE LIKELIHOOD OF OCCURRENCE OR ON THE DIFFICULTY TO ANALYZE SUCH EFFECTS

As of December 31, 2018 and 2017, there were no contingencies which are not of remote occurrence and the effects of which on Shareholders’ Equity have not been given accounting recognition.

11.	IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS: STATUS OF CAPITALIZATION ARRANGEMENTS

As of December 31, 2018 and 2017, there were no irrevocable contributions towards future share subscriptions.

12.	CUMULATIVE UNPAID DIVIDENDS ON PREFERRED SHARES

As of December 31, 2018 and 2017, there were no cumulative unpaid dividends on preferred shares.

13.

CONDITIONS, CIRCUMSTANCES OR TERMS FOR THE TERMINATION OF THE RESTRICTIONS ON THE DISTRIBUTION OF RETAINED INCOME, INCLUDING THOSE ORIGINATED DUE TO THE USE OF THE LEGAL RESERVE FOR THE ABSORPTION OF LOSSES WHICH ARE STILL PENDING REIMBURSEMENT

See Note 10.8 to the consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Pursuant to the provisions of the Rules regarding Accounting Documentation of the Córdoba Stock Exchange Regulations, the board of directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS

a) Receivables:

1) See Schedules B, C, D.

2) See Schedules B, C, D.

3) See Note 1.12 to these consolidated financial statements.

b) Inventories:

As of December 31, 2018 and 2017, the Company did not have any inventories.

B. NON-CURRENT ASSETS

a) Receivables: See Note 1.12 to these consolidated financial statements and Schedule B.

b) Inventories:

As of December 31, 2018 and 2017, the Company did not have any inventories.

c) Investments:

See Note 5 to the separate financial statements.

d) Fixed Assets:

1) As of December 31, 2018 and 2017, the Company did not have any fixed assets that have been technically appraised.

2) As of December 31, 2018 and 2017, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 1.15, 3.5.1. and Schedule G.

2) As of December 31, 2018 and 2017, there were no deferred charges.

C. CURRENT LIABILITIES

a) Liabilities:

1) See Schedules D, I.

2) See Schedules B, D, I, R.

D. PROVISIONS

See Schedule J.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES

See Note 1.5.b. to these consolidated financial statements.

See Schedule G.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

F. SHAREHOLDERS’ EQUITY

1) As of December 31, 2018 and 2017, the Shareholders’ Equity did not include the “Irrevocable Advances towards Future Share Issues” account.

2) As of December 31, 2018 and 2017, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, therefore, the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 5.2 and 3.4.1 to these consolidated financial statements and Note 5 to the separate financial statements.

3) As of December 31, 2018 and 2017, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 5.2 and 3.4.1 to these consolidated financial statements and Note 5 to the separate financial statements.

5) As of December 31, 2018 and 2017, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount as of 12.31.18	Carrying Amount as of 12.31.18	Carrying Amount as of 12.31.17
Vehicles	Theft, Robbery, Fire or Total Loss	3,500	1,588	1,827

6) As of December 31, 2018 and 2017, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of December 31, 2018 and 2017, the Company did not have any receivables including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, March 7, 2019.

INDEPENDENT AUDITOR’S REPORT

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th floor

Autonomous City of Buenos Aires

C.U.I.T. No. 30-70496280-7

Introduction

We have performed an audit of the accompanying consolidated financial statements of Grupo Financiero Galicia S.A. (hereinafter the “Entity”) and its controlled companies, which include the Consolidated Balance Sheet as of December 31, 2018, and the related Consolidated Income Statement, Consolidated Statement of Changes in Shareholders’ Equity and Consolidated Statement of Cash for the fiscal year then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes and Schedules, which supplement them.

The amounts and other information for fiscal year 2017 are an integral part of the financial statements audited mentioned above and, therefore, shall be considered in connection with those financial statements.

Board of Directors’ Responsibilities

The Entity’s board of directors is responsible for the preparation and presentation of the consolidated financial statements, in accordance with the accounting framework established by the Argentine Central Bank (the B.C.R.A.). In addition, the board of directors is responsible for the existence of the internal control they may deem necessary to enable the preparation of financial statements free from material misstatements resulting from errors or irregularities.

Auditors’ Responsibility

Our responsibility is to express an opinion on the accompanying consolidated financial statements based on our audit. We have conducted our audit in accordance with the Argentine auditing standards provided in Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and the auditing standards issued by the Argentine Central Bank. Those standards require that we comply with the ethical requirements, as well as we plan and perform the audit in order to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit entails applying procedures to obtain judgmental evidence regarding the amounts and other information disclosed in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatements in the consolidated financial statements. When performing such risk assessment, the auditor should consider the appropriate internal control relevant for the Entity’s preparation and fair presentation of the consolidated financial statements in order to design adequate audit procedures, based on the circumstances, and not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control. An audit also includes an assessment on the adequacy of the accounting policies applied, the reasonableness of the accounting estimates made by the Entity’s Management and the presentation of the consolidated financial statements as a whole.

We consider that the judgmental evidence we have obtained provides a sufficient and adequate basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, Grupo Financiero Galicia S.A.’s and its controlled companies’ consolidated financial condition as of December 31, 2018, its consolidated comprehensive income and consolidated cash flows for the fiscal year then ended, in accordance with the accounting standards established by the Argentine Central Bank.

Emphasis of matter

Without changing our opinion, as mentioned in Note 1.1 to the consolidated financial statements, the accompanying consolidated financial statements have been prepared in accordance with the accounting framework established by the Argentine Central Bank. Such standards differ from the professional accounting standards in force. In the Notes 1.2 and 11, the Entity has identified and quantified the effect on the financial statements derived from the different valuation and disclosure criteria.

Paragraph on Other Issues

Without changing our opinion, we draw attention to the fact that these consolidated financial statements have been prepared in accordance with Argentine Central Bank’s accounting reporting framework, and that such framework presents material and overall differences with the professional accounting standards in force (International Financial Reporting Standards - IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). These differences are because Argentine Central Bank’s accounting framework does not contemplate applying section 5.5 “Impairment” of IFRS 9 “Financial Instruments” or International Accounting Standard No. 29 “Financial Reporting in Hyperinflationary Economies”. The Entity has only quantified the effect of applying International Accounting Standards No. 29 “Financial Reporting in Hyperinflationary Economies” in Note 1.2. to these consolidated financial statements. For the sake of an accurate interpretation, these consolidated financial statements should be read in the light of such circumstances.

Report on the Compliance of Regulations in force

As required by the regulations in force, we report that:

a) The consolidated financial statements of Grupo Financiero Galicia S.A. as of December 31, 2018 have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the General Corporations Law, and pertinent resolutions of the Argentine Central Bank and the National Securities Commission.

b) Grupo Financiero Galicia S.A.’s consolidated financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations, which maintain the security and integrity conditions based on which they were authorized by the National Securities Commission.

c) We have read the Informative Review, on which, insofar as concerns our field of competence, we have no observations to make.

d) As of December 31, 2018, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the Entity’s accounting records, amounted to $107,425.61, which was not yet due at that date.

e) As required by Title IV, Section I, Chapter I, Article 2 of the Regulations of the National Securities Commission, we report that:

e.1)	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities.

e.2)

The equity investment in Banco de Galicia y Buenos Aires S.A.U. and Tarjetas Regionales S.A., the second one subject to the consolidated supervision requirements issued by the Argentine Central Bank (Communiqué “A” 2989, and complementary), represents 94.57% of Grupo Financiero Galicia S.A.’s assets, being the Entity’s main asset.

e.3)	92.76% of Grupo Financiero Galicia S.A.’s income stems from the share of profit (loss) of the entities mentioned in e.2).

e.4)	Grupo Financiero Galicia S.A. has a 100% equity interest in Banco de Galicia y Buenos Aires S.A.U. and an 83% equity interest in Tarjetas Regionales S.A., thus having control over such entities.

f) As required by Title II, Section VI, Chapter III, Article 21, Subsection b) of the regulations of the National Securities Commission, we report that the total fee amount billed to the Entity for professional auditing and related services in the fiscal year ended December 31, 2018, represents:

f.1)	97% of total fees billed to the Entity for services in that fiscal year.

f.2)	9% of total fees billed to the Entity and its controlling, controlled and related companies for auditing and related services in that fiscal year.

f.3)	8% of total fees billed to the Entity and its controlling, controlled and related companies for services in that fiscal year.

g) We have applied the procedures on asset laundering and terrorism financing for Grupo Financiero Galicia S.A. set forth in the corresponding professional accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

h) We have read the information included in Note 54 to the consolidated financial statements as of December 31, 2018 regarding the requirements established by the National Securities Commission about the Minimum Shareholders’ Equity and the Minimum Liquidity, on which, insofar as concerns our field of competence, we have no observations to make.

Autonomous City of Buenos Aires, March 7, 2019.

PRICE WATERHOUSE & CO. S.R.L

INDEPENDENT AUDITOR’S REPORT

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th floor

Autonomous City of Buenos Aires

C.U.I.T. No. 30-70496280-7

Report on the Financial Statements

We have performed an audit of the accompanying separate financial statements of Grupo Financiero Galicia S.A. (hereinafter the “Entity”), which include the Separate Balance Sheet as of December 31, 2018, and the related Separate Income Statement, Separate Statement of Changes in Shareholders’ Equity and Separate Statement of Cash Flows for the fiscal year then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes and Schedules, which supplement them.

The amounts and other information for fiscal year 2017 are an integral part of the financial statements audited mentioned above and, therefore, shall be considered in connection with those financial statements.

Board of Directors’ Responsibilities

The Entity’s board of directors is responsible for the preparation and presentation of the separate financial statements, in accordance with the accounting framework established by the Argentine Central Bank (the B.C.R.A.). In addition, the board of directors is responsible for the existence of the internal control they may deem necessary to enable the preparation of financial statements free from material misstatements resulting from errors or irregularities.

Auditors’ Responsibility

Our responsibility is to express an opinion on the accompanying separate financial statements based on our audit. We have conducted our audit in accordance with the Argentine auditing standards provided in Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and the auditing standards issued by the Argentine Central Bank. Those standards require that we comply with the ethical requirements, as well as we plan and perform the audit in order to obtain reasonable assurance about whether the separate financial statements are free from material misstatements.

An audit entails applying procedures to obtain judgmental evidence regarding the amounts and other information disclosed in the separate financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatements in the separate financial statements. When performing such risk assessment, the auditor should consider the appropriate internal control for the Entity’s preparation and fair presentation of the separate financial statements in order to design adequate audit procedures, based on the circumstances, and not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control. An audit also includes an opinion on the adequacy of the accounting policies applied, the reasonableness of the accounting estimates made by the Entity’s Management and the presentation of the separate financial statements as a whole.

We consider that the judgmental evidence we have obtained provides a sufficient and adequate basis for our audit opinion.

Opinion

In our opinion, the accompanying separate financial statements present fairly, in all material respects, Grupo Financiero Galicia S.A.’s separate financial condition as of December 31, 2018, its separate comprehensive income and separate cash flows for the fiscal year then ended, in accordance with the accounting standards established by the Argentine Central Bank.

Emphasis of matter

Without changing our opinion, as mentioned in Note 1.1 to the separated financial statements, the accompanying separate financial statements have been prepared in accordance with the accounting framework established by the Argentine Central Bank. Such standards differ from the professional accounting standards in force. In such note, the Entity has identified and quantified the effect on the financial statements derived from the different valuation and disclosure criteria.

Paragraph on Other Issues

Without changing our opinion, we draw attention to the fact that these separate financial statements have been prepared in accordance with Argentine Central Bank’s accounting reporting framework, and that such framework presents material and overall differences with the professional accounting standards in force (International Financial Reporting Standards - IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). These differences are because Argentine Central Bank’s accounting framework does not contemplate applying section 5.5 “Impairment” of IFRS 9 “Financial Instruments” or International Accounting Standard No. 29 “Financial Reporting in Hyperinflationary Economies”. The Entity has only quantified the effect of applying International Accounting Standards No. 29 “Financial Reporting in Hyperinflationary Economies” in Note 1.2. to these separate financial statements. For the sake of an accurate interpretation, these consolidated financial statements should be read in the light of such circumstances.

Report on the Compliance of Regulations in force

As required by the regulations in force, we report that:

a) The separate financial statements of Grupo Financiero Galicia S.A. as of December 31, 2018 have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the General Corporations Law, and pertinent resolutions of the Argentine Central Bank and the National Securities Commission.

b) Grupo Financiero Galicia S.A.’s separate financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations, which maintain the security and integrity conditions based on which they were authorized by the National Securities Commission.

c) We have read the additional information to the notes to financial statements required by Title IV, Chapter III, Article 12 of the regulations of the National Securities Commission, on which, insofar as concerns our field of competence, we have no observations to make.

d) As of December 31, 2018, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the Entity’s accounting records, amounted to $107,425.61, which was not yet due at that date.

e) As required by Title IV, Section I, Chapter I, Article 2 of the Regulations of the National Securities Commission, we report that:

e.1)	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities.

e.2)

The equity investment in Banco de Galicia y Buenos Aires S.A.U. and Tarjetas Regionales S.A., the second one subject to the consolidated supervision requirements issued by the Argentine Central Bank (Communiqué “A” 2989, and complementary), represents 94.57% of Grupo Financiero Galicia S.A.’s assets, being the Entity’s main asset.

e.3)	92.76% of Grupo Financiero Galicia S.A.’s income stems from the share of profit (loss) of the entities mentioned in e.2).

e.4)	Grupo Financiero Galicia S.A. has a 100% equity interest in Banco de Galicia y Buenos Aires S.A.U. and an 83% equity interest in Tarjetas Regionales S.A., thus having control over such entities.

f) As required by Title II, Section VI, Chapter III, Article 21, Subsection b) of the regulations of the National Securities Commission, we report that the total fee amount billed to the Entity for professional auditing and related services in the fiscal year ended December 31, 2018, represents:

f.1)	97% of total fees billed to the Entity for services in that fiscal year.

f.2)	9% of total fees billed to the Entity and its controlling, controlled and related companies for auditing and related services in that fiscal year.

f.3)	8% of total fees billed to the Entity and its controlling, controlled and related companies for services in that fiscal year.

g) We have applied the procedures on asset laundering and terrorism financing for Grupo Financiero Galicia S.A. set forth in the corresponding professional accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

h) We have read the information included in Note 33 to the separate financial statements as of December 31, 2018 regarding the requirements established by the National Securities Commission about the Minimum Shareholders’ Equity and the Minimum Liquidity, on which, insofar as concerns our field of competence, we have no observations to make.

Autonomous City of Buenos Aires, March 7, 2019.

PRICE WATERHOUSE & CO. S.R.L.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th floor

Autonomous City of Buenos Aires

C.U.I.T. No. 30-70496280-7

DOCUMENTS EXAMINED

1.

In our capacity as Grupo Financiero Galicia S.A.’s syndics, in accordance with the provisions of Section 294, Subsection 5 of the General Corporations Law, we have reviewed the accompanying consolidated and separate financial statements of Grupo Financiero Galicia S.A. (hereinafter “the Entity”), which include:

•	Annual Report.

•	The Consolidated and Separate Balance Sheets as of December 31, 2018.

•	The Consolidated and Separate Income Statement and Statement of Other Comprehensive Income for the fiscal year ended December 31, 2018.

•	The Consolidated and Separate Statement of Changes in Shareholders’ Equity and Cash Flows for the fiscal year then ended.

•	Summary of significant accounting policies and other explanatory information included in Notes, Schedules and the Consolidated and Separate Plan for the Distribution of Profits.

•	The Informative Review.

The amounts and other information for fiscal year 2017 are an integral part of the financial statements mentioned above and are disclosed to be exclusively construed in connection with the amounts and information for the current fiscal year.

MANAGEMENT’S RESPONSIBILITY REGARDING THE FINANCIAL STATEMENTS

2.

The Entity’s board of directors is responsible for the preparation and fair presentation of the financial statements, in accordance with the accounting framework established by the Argentine Central Bank (the B.C.R.A.), and the internal control deemed necessary to allow for the preparation of the financial statements free from material misstatements.

SYNDIC’S RESPONSIBILITY

3.	Our responsibility is to express an opinion on the documents examined in point 1, based on the examination conducted with the scope specified in point 4.

4.

Our work was conducted in accordance with effective legal standards applicable to syndics and by those set out in Technical Pronouncement No. 15 of the Argentine Federation of Professional Councils in Economic Sciences. These standards require that the review of the financial statements be conducted in accordance with professional auditing standards in force and those issued by the Argentine Central Bank, and include verifying the consistency of the documents examined with the information concerning corporate decisions, as disclosed in minutes. In addition, they require that corporate decisions entered in minutes conform to the law and the bylaws with respect to formal and documentary requirements. For purposes of our professional work on the documents detailed above, we have considered the review performed by the external auditor, Price Waterhouse & Co. S.R.L., who issued their unqualified audit report on March 7, 2019, in accordance with auditing standards in force. Such review included verifying the work planning and the nature, scope and timing of the procedures applied and the results of the audit performed by those professionals. The above-mentioned external auditors conducted their reviews in accordance with Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and the auditing standards issued by the Argentine Central Bank. Those standards require that we comply with the ethical requirements, as well as we plan and perform the audit in order to obtain reasonable assurance about whether the financial statements are free from material misstatements. An audit entails applying procedures to obtain judgmental evidence regarding the amounts and other information disclosed in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatements in the financial statements. When performing such risk assessment, the auditor should consider the appropriate internal control for the Entity’s preparation and fair presentation of the financial statements in order to design adequate audit procedures, based on the circumstances, and not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control. An audit also includes evaluating the adequacy of the accounting policies applied, the reasonableness of the accounting estimates made by the Entity’s Management and the presentation of the financial statements as a whole.

As regards the Annual Report, we have verified that it contains the information required by General Corporations Law and, insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Entity’s accounting records and relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the board of directors.

Given that it is not our responsibility to exercise any management control, the review did not extend to the business criteria and decisions of the different areas of the Entity, as these matters are the exclusive responsibility of the board of directors.

We also report that, in compliance with the legality control that is part of our field of competence, during this fiscal year we have applied the other procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

OPINION

•

Based on our reviews, with the scope described in point 4 above, and considering the external auditor’s audit report, in our opinion, the accompanying consolidated and separate financial statements are fairly presented, in all material respects, in accordance with the Argentine Central Bank’s accounting standards.

•	In compliance with the legality control that is part of our field of competence, we have no observations to make.

•

In relation to the Annual Report and the Report on the Code on Corporate Governance as of December 31, 2018, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the board of directors.

EMPHASIS PARAGRAPHS

Without changing our conclusion:

i)

We call the attention to Note 1.1 to the accompanying consolidated and separate financial statements, which states that the above-mentioned financial statements have been prepared in accordance with the accounting framework established by the Argentine Central Bank. Such standards differ from the professional accounting standards in force. In Notes 1.2. and 11 to the consolidated financial statements and Note 1.1. to the separate financial statements, the Entity has qualitatively identified the effect derived from the different valuation and disclosure criteria.

ii)

We call the attention to the fact that the financial statements mentioned in point 1 have been prepared in accordance with Argentine Central Bank’s accounting reporting framework, and that such framework presents material and overall differences with the professional accounting standards in force (International Financial Reporting Standards - IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). These differences are because Argentine Central Bank’s accounting framework does not contemplate International Accounting Standard No. 29 “Financial Reporting in Hyperinflationary Economies” or applying section 5.5 “Impairment” of IFRS 9 “Financial Instruments”. The Entity has only quantified the differences related to applying International Accounting Standards No. 29 “Financial Reporting in Hyperinflationary Economies” in Note 1.2. to these financial statements. The financial statements should be read in the light of these circumstances for them to be appropriately construed.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

We report that:

i)

Grupo Financiero Galicia S.A.’s consolidated and separate financial statements as of December 31, 2018 stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

ii)

Grupo Financiero Galicia S.A.’s consolidated and separate financial statements as of December 31, 2018 have been transcribed to the “Inventory and Balance Sheet” book and are in compliance with the provisions of the General Corporations Law, and pertinent resolutions of the Argentine Central Bank and the National Securities Commission.

iii)

We have read the information included in Note 54.4.1 and 33.1.1 to the consolidated and separate financial statements, respectively, as of December 31, 2018 regarding the requirements established by the National Securities Commission about the Minimum Shareholders’ Equity and the Minimum Liquidity, on which, insofar as concerns our field of competence, we have no observations to make.

iv)

As called for by Title II, Section VI, Chapter III, Article 21 of the regulations of the National Securities Commission concerning the independence of external auditors as well as the quality of the auditing policies applied by them and the Entity’s accounting policies, the above-mentioned external auditor’s report includes a representation indicating that the auditing standards in force have been observed, which standards include independence requirements, and contains no observations relative to the application of the rules issued by the Argentine Central Bank.

Autonomous City of Buenos Aires, March 7, 2019.

Supervisory Syndics’ Committee